As filed with the Securities and Exchange Commission on February 13, 2007
Registration No. 333-137044

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 6 to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PHOTOWATT TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

Canada	3674	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)
Photowatt Technologies Inc.
25 Reuter Drive, Cambridge, Ontario, Canada N3E 1A9
(1-519-650-6505)
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Photowatt Technologies USA Inc.
540-A Silver Creek NW, Albuquerque, New Mexico 87121
(1-505-833-0100)
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Christopher J. Cummings	Chris Hewat	Riccardo A. Leofanti	D. Shawn McReynolds
Shearman & Sterling LLP	Blake, Cassels & Graydon LLP	Skadden, Arps, Slate, Meagher & Flom LLP	Davies Ward Phillips & Vineberg LLP
199 Bay Street, Suite 4405	199 Bay Street, Suite 2800	222 Bay Street, Suite 1750	1 First Canadian Place, 44th Floor
Toronto, ON Canada M5L 1E8	Toronto, ON Canada M5L 1A9	Toronto, ON Canada M5K 1J5	Toronto, ON Canada M5X 1B1
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 13, 2007.
PRELIMINARY PROSPECTUS
10,937,500 Common Shares
PHOTOWATT TECHNOLOGIES INC.
             This is an initial public offering of our common shares in the United States and Canada. The           common shares are being offered by us. Prior to this offering, there has been no public market for our common shares.
      The initial public offering price of our common shares is expected to be between $15.00 and $17.00 per share. We have applied to list our common shares on The Nasdaq Global Market under the symbol “PHWT” and on the Toronto Stock Exchange under the symbol “PHW.” Any such listing will be subject to the approval of the relevant stock exchange, and any such approval would not be given unless all of the original listing requirements were met.
       Investing in our common shares involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common shares in “Risk Factors” beginning on page 10 of this prospectus.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting commissions	$	$
Proceeds, before expenses, to us	$	$
      The underwriters may also purchase up to an additional 1,640,625 common shares from us at the public offering price, less underwriting commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus.
      The underwriters are offering the common shares as set forth under “Underwriting.” Delivery of the common shares will be made on or about                     , 2007.

BMO Capital Markets	UBS Investment Bank

Cowen and Company	GMP Securities	Scotia Capital
Sprott Securities
The date of this prospectus is                     , 2007.

      You should rely only on the information contained in this prospectus or any free writing prospectus prepared by or on behalf of us. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. We are not, and the underwriters are not, offering to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.
      Following is a description of certain units of measure or power used in this prospectus:

“g” grams
“W” watt
“g/ W” grams per watt
“kW” kilo-watt, or one thousand watts
“mm” millimeters
“MW” mega-watt, or one million watts
“GW” giga-watt, or one billion watts
“kWh” kilo-watt hour, or the power of one kilo-watt operating for one hour
“Wp” watt peak, or the output of a solar module as measured under an industry standardized light test
      Any references in this prospectus to our production capacity assume the use of polysilicon at currently experienced levels of efficiency, in the case of Photowatt International, and assume the use of polysilicon at expected levels of efficiency, in the case of Spheral Solar.
      As used in this prospectus, “efficiency” is the percentage of incident energy that is converted into electrical energy in a solar cell. Solar cells with lower efficiencies need to be larger than solar cells with higher efficiencies to generate the same power output.
      As used in this prospectus, “silicon” refers to a variety of silicon feedstock, including polysilicon, refined metallurgical silicon and polysilicon powders and fines.
      Through and including                     , 2007 (the 25th day after the date of this prospectus), U.S. federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligations to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
      You should read the following summary together with the more detailed information regarding our company contained in this prospectus, including the risk factors and the combined financial statements and notes thereto included elsewhere in this prospectus. Unless the context otherwise requires, any references in this prospectus to “we,” “our,” “us,” the “Company” and “Photowatt” refer to Photowatt Technologies Inc. and its subsidiaries as in effect on the closing date of this offering. Any references in this prospectus to “ATS” refer to our parent company, ATS Automation Tooling Systems Inc. and its subsidiaries, other than us.
Our Company
      We design, manufacture and sell photovoltaic products, commonly referred to as solar cells and modules. Solar cells and modules provide clean, renewable energy by converting sunlight into electricity through a process known as the photovoltaic effect. We operate through two segments, Photowatt International, our core business that is based on a wafer technology, and Spheral Solar™, a development project that is based on a spheral technology.
      Photowatt International designs, manufactures and sells solar modules and installation kits, and provides solar power system design and other value-added services, principally in Western Europe. Photowatt International also manufactures wafers and solar cells, primarily for use in manufacturing its modules and for sale to third parties on an opportunistic basis. Most of Photowatt International’s products are manufactured in our Photowatt France facility outside of Lyon, France. Photowatt USA, our facility in Albuquerque, New Mexico, performs certain module assembly operations for Photowatt International. Photowatt International, through its French and U.S. operations, sells its products under the Photowatt and Matrix brands to a network of independent solar power systems distributors and installers. Solar modules manufactured by Photowatt International are used by businesses, institutions and homeowners to generate electric power. Photowatt International has been developing and selling photovoltaic products since 1979. Photowatt International accounted for all of our combined revenue for our fiscal 2006 and for the nine months ended December 31, 2006.
      Spheral Solar is a development project for a light weight, flexible crystalline solar module designed to compete with both conventional crystalline and thin film technologies. Our Spheral Solar technology incorporates thousands of tiny silicon spheres, bonded between thin, flexible aluminum foil substrates to form solar cells. We believe that our Spheral Solar technology, if successfully developed, would have advantages over conventional crystalline solar cells, including lower silicon utilization, better aesthetics and greater physical flexibility. However, as described below under “Our Spheral Solar Technology,” the technological and commercialization challenges associated with the development of spheral technology are substantial, and we may discontinue development of this technology at any time.
Our Competitive Strengths

•	Integrated manufacturing capabilities. We participate in each of the ingot, wafer, cell and module stages of the solar module production process. We believe that being an integrated manufacturer gives us several advantages relative to many of our competitors.

•	Proprietary silicon processing technologies. While all forms of silicon are in short supply, we have developed processes and technologies to make solar cells from polysilicon alternatives, including refined metallurgical silicon and polysilicon powder and fines, that we believe we can acquire more easily than polysilicon.

•	Advanced wafer sawing capabilities. We believe that our advanced wafer sawing capabilities result in lower production costs than for many of our competitors because more wafers can be produced from each silicon brick.

•	Established market positions and relationships with key distributors and installers. We have successfully sold solar products in Europe for over 20 years and enjoy established market positions in several Western European countries. We are also developing a presence in emerging growth markets for solar power in other European markets, as well as in the United States and Canada.

Our Business Strategy

•	Expand annual integrated manufacturing capacity. In response to demand for our products, which is currently greater than our capacity to produce them, we intend to increase our annual integrated manufacturing capacity to approximately 400 MW by the end of calendar year 2011.

•	Establish reliable, long-term silicon supply. Our strategy is to establish a long-term supply of polysilicon and polysilicon alternatives from a variety of sources to support our continued growth.

•	Continue to invest in research and development to improve cell efficiency. We expect to continue to devote substantial resources to our research and development efforts, either through direct investment or collaborative activities, aimed at increasing the efficiency of our solar cells and reducing silicon usage per watt.

•	Commercialize our Spheral Solar technology. We are working on development and process engineering in an effort to commercialize our Spheral Solar technology, which we acquired in 1997.
Our Challenges
      We believe that the following are some of the challenges that may materially affect our business, financial condition, results of operations and prospects:

•	failure to obtain sufficient quantities of silicon of acceptable quality at reasonable prices, or at all, could constrain our revenue and production growth and decrease our gross margins;

•	the reduction or elimination of government subsidies and economic incentives for solar energy applications could cause a reduction in demand for our products and negatively impact our revenue and profitability;

•	our failure to further develop our technology and introduce new solar products could render our products uncompetitive or obsolete and reduce our sales and market share;

•	our future success substantially depends on our ability to significantly increase both our manufacturing capacity and output;

•	solar cells made using alternatives to polysilicon, such as refined metallurgical silicon, are new to the market and if they are not accepted, we could be unable to fulfill our contracts and could lose customers; and

•	we may not be able to fully develop and commercialize our Spheral Solar technology, and products using that technology may not gain market acceptance.
      A more detailed discussion of these and other challenges can be found in “Risk Factors” beginning on page 10 of this prospectus.
Our Spheral Solar Technology
      If we were able to successfully develop and commercialize our Spheral Solar technology, we believe there are market opportunities for our associated solar products where aesthetics, physical flexibility and low weight are critical. We are currently evaluating a proposed partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation, Japanese companies with expertise in the development and manufacture of solar products, to assist us in further developing and commercializing our Spheral Solar technology, and we have signed a non-binding letter of intent with these companies. However, the technological and commercialization challenges associated with the development of spheral technology are substantial, and we may discontinue development of the technology at any time. For the year ended March 31, 2006, we recognized an after-tax, non-cash asset impairment charge of $94.3 million (pre-tax $94.3 million) due to the uncertainty in resolving technological challenges associated with commercialization and resulting delays in realizing cash flows. See “Business — Key Partnerships — Clean Venture 21 Corporation and Fujipream Corporation.”

Our Silicon Supply
      Polysilicon is the primary raw material used in the production of our solar cells and modules. Silicon is currently in short supply and its price has increased significantly over the past 18 months. We believe that we have secured or identified sources of silicon for Photowatt International’s planned capacity to the end of September 2008. The majority of these silicon requirements are expected to be filled by inventory on hand and by confirmed purchase orders. We expect that the balance of our requirements will be satisfied by outstanding purchase orders with existing suppliers and by other identified sources. We are currently producing solar cells and modules using refined metallurgical silicon, and in the third quarter of fiscal 2007, produced approximately 7% of our solar modules using refined metallurgical silicon. Based on contractual commitments for the supply of refined metallurgical silicon that we have entered into or expect to enter into, we believe that in excess of two thirds of our total silicon requirement during fiscal 2008 will be met with refined metallurgical silicon.
Our Industry
      Solar power systems are used for a variety of residential, commercial and industrial applications. According to Solarbuzz, between 2001 and 2005, total annual solar cell production increased globally from 357 MW to 1,656 MW, representing a compound annual growth rate of 47%. Solarbuzz forecasts continued strong growth globally, with global solar cell production expected to grow at a compound annual growth rate of 24% from 1,656 MW in 2005 to 4,764 MW by 2010 and sales expected to increase from $9.8 billion in 2005 to an estimated $18.6 billion by 2010, a 14% compound annual growth rate. Another industry source, Photon Consulting, projects even more rapid growth, with production growing at a compound annual growth rate of 55% from 2,700 MW in 2006 to 15,400 MW by 2010. Despite this rapid growth, solar energy constitutes only a small fraction of the world’s energy output.
      The development and increased usage of solar power is, and for the foreseeable future will be, affected by the existence of government incentives. A growing number of countries have established attractive incentive programs for the development of solar and other renewable energy sources. In 2005, two of the three largest markets for solar products, as measured by total installations per annum, were Germany and the United States, each having significant government subsidy programs for solar power. Other countries in which we sell our products such as Spain, France and Italy also have significant government subsidy programs for solar power.
Our Relationship With ATS
      Our parent company, ATS, is a leading designer and producer of turn-key automated manufacturing and test systems, which are used primarily by multinational corporations operating in a variety of industries including: automotive, computer/electronics, healthcare, and consumer products. ATS also uses its many years of repetitive manufacturing experience and skills to produce precision components and sub-assemblies and specialized repetitive equipment. As of December 31, 2006, ATS employed approximately 3,500 people at 25 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. ATS’ shares are traded on the Toronto Stock Exchange under the symbol ATA.
      ATS currently owns, either directly or indirectly through its subsidiaries, substantially all of our assets and operations. Upon the completion of this offering, ATS will establish our business as a separate, publicly traded company. Immediately following this offering, assuming no exercise of the underwriters’ over-allotment option and no conversion into common shares of the amount owing by us to ATS under our intercompany loan as described under “Use of Proceeds,” ATS will own of record and beneficially approximately 57.8% of our common shares. If the underwriters exercise their over-allotment option in full, immediately following this offering ATS will own of record and beneficially approximately 54.4% of our common shares. If the underwriters do not exercise their over-allotment option and the amount owing by us to ATS under our intercompany loan is converted into our common shares as described under “Use of Proceeds,” then assuming an initial public offering price per share of $16.00, ATS will own of record and beneficially approximately 60.2% of our common shares. As long as ATS continues to control more than 50% of the voting power of our common shares, ATS will be able to direct the election of all of the members of our board and exercise a controlling influence over our business and affairs. As well, provisions in our

Shareholder Agreement with ATS provide ATS with certain rights for so long as ATS owns a significant percentage of our common shares.
Corporate Information
      We are a Canadian corporation. Our principal executive offices are located at 25 Reuter Drive, Cambridge, Ontario, Canada N3E 1A9, and our telephone number is (519) 650-6505. We were incorporated on July 10, 2006.
Presentation of Financial Information
      We present our combined financial statements in United States dollars. In this prospectus, references to “$,” “U.S.$,” “dollars” or “U.S. dollars” are to United States dollars, references to “C$” are to Canadian dollars, and references to “€” are to euro. Amounts are stated in U.S. dollars unless otherwise indicated.
      On February 12, 2007, the noon buying rate in New York for cable transfers payable in Canadian dollars and euros, as certified for customs purposes by the Federal Reserve Bank of New York, was $1.00 = C$1.1746 and €1.00 = $1.2962, respectively.
      Our combined financial statements included in this prospectus have been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which conform in all material respects with United States generally accepted accounting principles, or U.S. GAAP, as applied to our combined financial statements, except as presented in note 20 to our combined annual financial statements and note 15 to our unaudited combined interim financial statements.
      Our combined financial statements present our historical financial position, results of operations, changes in net investment and cash flows on a “carve-out” basis from ATS as if we had operated as a stand-alone entity. However, the combined financial statements may not necessarily be indicative of the results that would have been attained if we had operated as a stand-alone entity, or our results for any future periods.
Statistical Data
      This prospectus contains statistical data that we obtained from government and industry publications and reports generated by Solarbuzz LLC, or Solarbuzz, and Photon Consulting, market research firms specializing in the solar industry. These government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information.
      Although we believe that the publications and reports are reliable, we have not independently verified their data.

THE OFFERING

Common shares we are offering (assuming no exercise of the over-allotment option)	10,937,500 shares

Common shares to be held by ATS immediately after this offering (assuming no exercise of the over-allotment option)	16,560,063 shares

Common shares outstanding immediately after this offering (assuming no exercise of the over-allotment option)	27,497,563 shares

Over-allotment option	We have granted the underwriters an over-allotment option exercisable for a period of 30 days from the date of this prospectus to purchase up to an additional 1,640,625 common shares (representing 15% of the common shares offered hereby) at the initial public offering price to cover over-allotments, if any. See “Underwriting.”

Use of proceeds	We estimate that the net proceeds to be received by us from the sale of 10,937,500 of our common shares in this offering will be approximately $158 million, after deducting estimated underwriting commissions and estimated offering expenses payable by us, assuming an initial public offering price of $16.00 per share. We intend to use the net proceeds from this offering to finance the capital expenditures associated with the first and second phases of our manufacturing capacity expansion plan at Photowatt International estimated to be approximately $113 million, to finance $12 million in capital expenditures in connection with the first phase of our proposed business partnership and cross-licensing agreement for developing our Spheral Solar technology, to repay approximately $9 million expected to be outstanding under our credit facility with Credit Lyonnais and to use the balance for general corporate purposes, including the procurement of silicon supply contracts, working capital and investments that will enhance our manufacturing, silicon supply or research and development capabilities. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our common shares.

Nasdaq Global Market and Toronto Stock Exchange Listings	We have applied to list our common shares on The Nasdaq Global Market under the symbol “PHWT” and the Toronto Stock Exchange under the symbol “PHW.” Any such listing will be subject to the approval of the relevant stock exchange, and any such approval would not be given unless all of the original listing requirements were met.

      Unless otherwise indicated, the information in this prospectus, including the number of common shares outstanding after this offering noted above, is based on 27,497,563 shares outstanding upon the closing of this offering (including 1,560,063 shares to be issued to ATS upon the conversion into common shares of the amount owing by us to ATS under our intercompany loan as at December 31, 2006 as described under “Use of Proceeds,” assuming an initial public offering price per share of $16.00) and gives effect to the corporate reorganization to be completed upon the closing of this offering as described under “Our Relationship with ATS — General — ATS reorganization relating to our company.” It does not give effect to:

•	the issuance of 1,363,600 common shares reserved for issuance under our stock option plan and our executive performance share unit plan, of which 350,592 common shares are issuable, subject to certain adjustments and subject to vesting, upon the exercise of options to be issued on or before the closing of this offering (including options granted to our chief executive officer and chief financial officer to purchase, in the aggregate, 103,248 of our common shares, subject to certain adjustments, as well as options granted to certain of our directors, officers, employees and other key personnel, including one of the executives referred to above, to purchase, in the aggregate, 247,344 of our common shares). The number of common shares reserved for issuance under our stock option plan will increase to 10% of the shares outstanding immediately following closing of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Stock Options Grant.”

•	the exercise by the underwriters of their option to purchase up to 1,640,625 additional shares from us to cover over-allotments, if any.

SUMMARY COMBINED FINANCIAL DATA
      The following summary combined statements of earnings (loss) data for the three years ended March 31, 2004, 2005 and 2006 have been derived from our audited combined annual financial statements included elsewhere in this prospectus. The following summary combined statements of earnings (loss) data for the nine months ended December 31, 2005 and 2006 and the summary combined balance sheet data as of December 31, 2006 have been derived from our unaudited combined interim financial statements included elsewhere in this prospectus. Our combined financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects with U.S. GAAP as applied to our combined financial statements, except as presented in note 20 to our combined annual financial statements and note 15 to our unaudited combined interim financial statements. Amounts are stated in United States dollars. The unaudited pro forma balance sheet data below give effect to the corporate reorganization to be completed upon the closing of this offering as described under “Our Relationship with ATS — General — ATS reorganization relating to our company.” The unaudited pro forma, as adjusted balance sheet data below give further effect to our sale of 10,937,500 common shares in this offering at an assumed initial public offering price of $16.00 per share, after deducting the underwriting commissions and estimated offering expenses payable by us, the use of a portion of the net proceeds therefrom to repay bank debt as described in “Use of Proceeds” and the conversion of the amount owing by us to ATS under our intercompany loan into our common shares as described under “Use of Proceeds.” Other than as discussed above, the data below does not give effect to the corporate reorganization. You should read the following summary combined financial data in conjunction with our combined financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our combined financial statements present our historical financial position, results of operations, changes in net investment and cash flows on a “carve-out” basis from ATS as if we had operated as a stand-alone entity. However, the combined financial statements may not necessarily be indicative of the results that would have been attained if we had operated as a stand-alone entity, or our results in any future periods.

				Nine Months Ended
	Fiscal Year Ended March 31,			December 31,

	2004	2005	2006	2005	2006

	(U.S. dollars in thousands, except share and per share data)
Combined Statements of Earnings (Loss) Data:
Revenue	$65,855	$113,019	$120,921	$87,176	$99,441
Operating costs and expenses:
Cost of revenue	52,859	89,930	88,998	65,993	71,828
Research and development(1)	1,236	678	9,252	4,246	9,456
Amortization	4,466	5,420	9,680	5,957	6,559
Selling and administrative	4,708	5,855	9,088	5,900	10,293
Asset impairment charge(2)	—	—	94,290	—	—
Shared corporate costs(3)	415	589	717	480	879

	63,684	102,472	212,025	82,576	99,015
Earnings (loss) from operations	2,171	10,547	(91,104)	4,600	426
Interest (income) expense	(64)	3	1,666	946	2,721
Provision for income taxes	1,130	3,761	5,610	3,798	4,223

Net earnings (loss)	$1,105	$6,783	$(98,380)	$(144)	$(6,518)

Pro forma net earnings (loss) per common share(4)
Basic	$0.04	$0.26	$(3.79)	$(0.01)	$(0.24)
Diluted	0.04	0.26	(3.79)	(0.01)	(0.24)
Common shares used to compute pro forma net earnings (loss) per common share(4)
Basic	25,937,500	25,937,500	25,937,500	25,937,500	27,497,563
Diluted	25,937,500	25,937,500	25,937,500	25,937,500	27,497,563

				Nine Months Ended
	Fiscal Year Ended March 31,			December 31,

	2004	2005	2006	2005	2006

	(U.S. dollars in thousands)
Selected Segment Data:
Photowatt International:
Revenue	$65,855	$113,019	$120,921	$87,176	$99,441
Research and development(1)	1,236	678	619	463	1,336
Amortization	4,466	5,420	6,252	4,538	6,061
Earnings from operations	2,586	10,948	19,780	11,916	13,893
Capital expenditures	5,565	10,625	16,080	10,966	27,753
Spheral Solar:
Revenue(8)	—	—	—	—	—
Research and development(1)	—	—	8,633	3,783	8,120
Amortization	—	—	3,428	1,419	498
Earnings (loss) from operations(2)	—	188	(109,841)	(6,685)	(9,229)
Capital expenditures	34,630	16,124	10,351	9,480	—
Corporate costs(3)	415	589	1,043	631	2,566

	As of December 31, 2006

			Pro forma,
	Actual	Pro forma	as adjusted(5)

	(U.S. dollars in thousands)
Selected Combined Balance Sheet Data:
Cash and cash equivalents	$1,396	$1,396	$152,268
Total assets	145,092	145,092	291,575
Working capital(6)	16,595	16,595	178,784
Bank indebtedness	7,298	7,298	—
Due to parent(7)	24,961	—	—
Net investment	67,530	—	—
Group equity	72,616	97,577	255,377
Selected U.S. GAAP Data:
      The following table sets forth certain information prepared in accordance with U.S. GAAP. You should read this information in conjunction with note 20 to our combined annual financial statements and note 15 to our unaudited combined interim financial statements included elsewhere in this prospectus.

				Nine Months Ended
	Fiscal Year Ended March 31,			December 31,

	2004	2005	2006	2005	2006

	(U.S. dollars in thousands)
Revenue	$65,855	$113,019	$120,921	$87,176	$99,441
Research and development(1)	7,416	18,119	20,380	15,677	9,311
Amortization	4,544	5,502	9,680	6,021	6,559
Asset impairment charge	—	—	(52,609)	—	—
Earnings (loss) from operations	(4,087)	(6,976)	(59,668)	(6,895)	571
Net loss	(5,153)	(10,740)	(66,944)	(11,639)	(6,373)
Total assets (at period end)	117,323	132,847	103,112	145,729	145,092
Net investment (at period end)	97,122	109,508	77,957	126,058	70,322

Selected U.S. GAAP Segment Data:
Photowatt International earnings from operations	2,623	10,861	19,534	11,865	14,038
Spheral Solar loss from operations	(6,295)	(17,248)	(78,485)	(18,129)	(9,229)

(1)	Net of government grants.

(2)	We incurred an after-tax, non-cash asset impairment charge in fiscal 2006 of $94.3 million (pre-tax $94.3 million) against our Spheral Solar technology deferred development costs and other long-lived assets in the fourth quarter of fiscal 2006 due to the current uncertainty in resolving technological challenges and resulting delays of realizing cash flows from the investment in our Spheral Solar technology.

(3)	Corporate costs include Photowatt corporate costs which were incurred directly by us and include legal, compliance, personnel, finance and other corporate costs not directly associated with a segment. Corporate costs also include “shared corporate costs”, which represent an estimate of costs attributable to our business for services that were provided by ATS or one of its affiliates in the past.

(4)	Based on the number of common shares to be outstanding upon completion of the corporate reorganization, the closing of this offering as described under “Our Relationship with ATS — General — ATS reorganization relating to our company” and, for the nine months ended December 31, 2006, the issuance of 1,560,063 additional shares to ATS upon the conversion into common shares of the amount owing by us to ATS under our intercompany loan as at December 31, 2006 as described under “Use of Proceeds,” assuming an initial public offering price per share of $16.00.

(5)	The pro forma, as adjusted balance sheet data are illustrative only and are subject to adjustment based on the actual initial public offering price of our common shares and other terms of this offering determined at pricing. A $1.00 increase in the assumed initial public offering price per share would decrease each of cash and cash equivalents, total assets, working capital and group equity by approximately $0.7 million. A $1.00 decrease in the assumed initial public offering price per share would decrease cash and cash equivalents, total assets, working capital and group equity by approximately $10.3 million.

(6)	Working capital represents total current assets minus total current liabilities, excluding due to parent.

(7)	Due to parent consists of debt under our intercompany loan from ATS, which was considered nil as at March 31, 2006 and $25.0 million as at December 31, 2006 for the purposes of the combined financial statements. At the time of the closing of this offering we expect to owe approximately $25.0 million to ATS pursuant to an intercompany loan for investment in additional manufacturing capacity at Photowatt International, further development and process engineering associated with our Spheral Solar technology, and other general corporate purposes. For information about the expected repayment or conversion of this amount into our common shares, see “Use of Proceeds”.

(8)	Represents revenue from third parties. Spheral Solar had inter-segment revenue with Photowatt International of $3.5 million for the nine months ended December 31, 2006 from sales of silicon to Photowatt International that is eliminated in the combined financial statements.

RISK FACTORS
      An investment in our common shares involves significant risks. You should carefully consider the risks described below and the other information elsewhere in this prospectus, including our combined financial statements and related notes, before making a decision to buy our common shares. If any of the following risks occur, our business, financial condition and results of operations could be materially harmed. In that case, the trading price of our common shares could decline and you could lose all or part of your investment in our common shares.
Risks Relating to Our Business

Failure to obtain sufficient quantities of silicon of acceptable quality at reasonable prices or at all could constrain our revenue and production growth and decrease our gross margins.
      Silicon is the most important raw material for our production of solar wafers, spheres, cells and modules. To maintain competitive manufacturing operations, we must obtain silicon in sufficient quantities and of acceptable quality, on a timely basis and at acceptable prices as there are only a limited number of suppliers. Strong growth in demand for silicon for use in solar cell and module production and for use in the semiconductor industry has led to an industry-wide shortage of silicon and to significant price increases in silicon. Increases in silicon prices have in the past increased our manufacturing costs and may impact our manufacturing costs and net income in the future. Some suppliers of silicon also supply to silicon wafer manufacturers for the semiconductor industry, which typically have greater buying power and market influence than manufacturers for the solar cell industry. As a result, increases in the demand for silicon from the semiconductor industry may in the future result in late deliveries or supply shortages with respect to the silicon that we need as raw material. This could result in reduced manufacturing output, delayed or missed shipments, damaged customer relationships and decreased revenue and gross margins. As demand for solar cells has increased, we and many of our principal competitors have announced plans to add additional manufacturing capacity. As this manufacturing capacity becomes operational, it will increase the demand for silicon and further exacerbate the current shortage and price increases. We cannot assure you that we will be able to secure a sufficient supply of polysilicon, whether conventional or fines and powder, or refined metallurgical silicon, to meet our needs. Additionally, the success of our prospective business partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation to develop and commercialize spheral technology will depend in part on obtaining adequate supplies of silicon fines and powder, which are only available from a limited number of suppliers and which we have not yet secured.
      Most of our silicon feedstock is currently purchased through spot market purchases. We are continuing to devote resources to secure additional supply to enable our operations to grow without interruption and we believe that we have developed a silicon supply strategy for our longer term needs. However, we cannot assure you that we will be able to realize on our current efforts or our supply strategy. An important element of our long term silicon supply strategy involves the negotiation of new supply arrangements, but they may not be finalized or become effective at all. Under these arrangements we would typically be required to pre-pay or pay deposits to our suppliers in order to secure silicon supply and the contracts will often be long term and not provide us with an option to cancel. If any one of our suppliers was unable to provide us with silicon, we would have difficulty finding a replacement supplier. Additionally, although we aim to enter into fixed-price, prepaid arrangements with silicon suppliers, entering into such arrangements could make us less competitive if the spot market price of silicon falls. Our inability to obtain sufficient silicon of acceptable quality at commercially reasonable prices or at all would adversely affect our ability to meet existing and future customer demand for our products, constrain our revenue and production growth and decrease our gross margins.

The reduction or elimination of government subsidies and economic incentives for solar energy applications could cause a reduction in demand for our products and lead to a decrease in our revenue and profitability.
      Demand for solar products is driven, in part, by government incentives that make the economic cost of solar power competitive with traditional forms of electricity. The unsubsidized cost of using solar energy is currently more expensive, on a per watt basis, than the retail cost of conventional hydroelectric, nuclear or fossil fuel-generated energy sources in most industrialized regions of the world. As a result, federal, state, provincial and local governmental bodies in many countries, including Germany, France, Spain, Italy, the United States, China and Canada, have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar cells and solar modules. Reduction or elimination of these government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in market volatility, including rapid changes in demand and pricing, as well as the diminished competitiveness of solar energy, and could materially and adversely affect the growth of these markets. For example, in 2005, Japan, one of the largest markets for solar products, eliminated its direct subsidies in favor of other incentive programs, which may not be as successful in promoting the adoption of solar energy in that market. Other jurisdictions, such as Germany, have subsidy programs that are designed to decline over time. Government subsidies and economic incentives may change depending on various factors including the particular political situation of the country providing the subsidy. The reduction or elimination of government subsidies and economic incentives for solar energy applications, especially those in our target markets, could decrease demand for our products and cause our revenue to decline.

Our failure to further refine our technology and develop and introduce new solar products could render our products uncompetitive or obsolete and reduce our sales and market share.
      The solar industry is rapidly evolving and is characterized by continually improving technology providing more efficient and higher power output, improved aesthetics and smaller size at competitive prices. We will need to invest significant financial resources in research and development to keep pace with technological advances in the solar industry and to effectively compete. However, research and development activities are inherently uncertain, we may encounter practical difficulties in commercializing our products under development, and our significant expenditures on research and development may not reap corresponding benefits. A variety of competing solar technologies that other companies may develop could prove to be more cost-effective and have better performance than our solar products. Therefore, our products may be rendered obsolete by the technological advances of others. See “— We may not be able to fully develop and commercialize our Spheral Solar technology, and products using that technology may not gain market acceptance.”

Our future success substantially depends on our ability to significantly increase both our manufacturing capacity and output. Our ability to achieve our expansion goals is subject to a number of risks and uncertainties.
      At Photowatt International, we currently have annual capacity to manufacture approximately 40 MW of solar cells and 54 MW of solar modules, whereas some of our larger competitors have claimed that they can annually produce over 400 MW of solar cells and solar modules. In addition, many of our competitors have greater financial resources and strategic access to greater amounts of silicon than we do, which could enable them to grow faster than we do. Our future success depends on our ability to significantly increase both our manufacturing capacity and output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt and maintain our competitive position. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds to purchase raw materials and equipment or to build additional manufacturing facilities;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw materials prices and problems with equipment vendors;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources;

•	shortages of equipment or skilled labor; and

•	failure to execute our business plan effectively.
      If we are unable to establish and operate additional manufacturing capacity, or increase manufacturing output, or if we encounter any of the risks described above, we may be unable to expand our business as planned. Moreover, we cannot assure you that if we do expand our manufacturing capacity and output we will be able to generate sufficient customer demand for our solar power products to support our increased production levels.

We face intense competition from other companies producing solar and other renewable energy products and conventional power generation. Because many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share which could affect our future revenue and profitability.
      The market for solar power products is intensely competitive and continually evolving. Industry participants compete with each other for supplies of silicon. As well, industry participants compete for sales primarily on the basis of their products’ design, efficiency and aesthetics, the strength of their distribution networks, branding, price, reliability and capacity. Many of our competitors have established a stronger market position than ours, and if we fail to attract and retain customers and establish successful distribution networks in our target markets for our products, we will be unable to compete. We compete with a large number of competitors in the solar market, including Sharp, Q-Cells, Kyocera, Sanyo, Mitsubishi, Schott, Suntech, Sunpower and BP Solar. We expect to compete with future entrants to the solar market that offer new technological solutions which could cause our products to become obsolete or uncompetitive. The solar power market in general also competes with other sources of renewable energy and conventional power generation.
      Many of our current and potential competitors have longer operating histories, greater brand name recognition, more established distribution networks, access to larger customer bases and substantially greater financial, distribution, technical, sales and marketing, manufacturing and other resources than we do. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our business relies principally on sales of our solar modules and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar modules. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. As a result, those competitors may have stronger bargaining power with suppliers and have an advantage over us in negotiating favorable pricing, as well as securing silicon at times of shortages.

If solar technology is not suitable for widespread adoption, or sufficient demand for solar products does not develop or takes longer to develop than we anticipate, our sales could decline, and we may be unable to operate profitably.
      The solar market is at a relatively early stage of development, and the extent to which solar products will be widely adopted is uncertain. Market data on the solar industry is not as readily available as is data in more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If solar technology proves unsuitable for widespread adoption or if demand for solar products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenue to operate profitably. In addition, demand for solar products in our targeted markets may not develop or may develop to a lesser extent than we anticipated. Many factors may affect the viability of widespread adoption of solar technology and demand for solar products, including:

•	cost-effectiveness of solar products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of solar products compared to conventional and other non-solar energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar industry;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of solar products, which tend to decrease when the economy slows down;

•	nature and rate of advances in solar technologies; and

•	deregulation of the electric power industry and broader energy industry.

Solar cells made using alternatives to polysilicon, such as refined metallurgical silicon, are new to the market and if they are not accepted, we could be unable to fulfill our contracts and could lose customers.
      We used refined metallurgical silicon to manufacture approximately 7% of our solar modules in the third quarter of fiscal 2007 and, based on contractual commitments for the supply of refined metallurgical silicon that we have entered into or expect to enter into, we believe that in excess of two thirds of our total silicon requirement will be met with refined metallurgical silicon during fiscal 2008. The cells we currently manufacture using refined metallurgical silicon have lower efficiencies than solar cells we make using polysilicon and use more silicon on a grams per watt basis. Cell efficiency is important to our customers as lower cell efficiency can result in the need for larger and more expensive modules. Until very recently, our customers have not used solar products made using refined metallurgical silicon and we cannot be certain that they will view them as acceptable alternatives to solar products made using polysilicon. Although we charge less on a per watt basis for these products, if there is resistance to our products made using refined metallurgical silicon, we may be required to further reduce our prices, which would adversely affect our revenue and results of operations. We cannot assure you that our customers will accept products made using refined metallurgical silicon at all. If a significant number of our customers were to object to our products made using refined metallurgical silicon, we could be required to obtain polysilicon at much higher cost to us to fulfill our contracts with these customers. If we were unable to obtain polysilicon due to insufficient supply in the market or otherwise, we would not be able to fulfill our obligations to our customers, which could result in financial damages to us, loss of customers and damage to our reputation.

If we do not achieve satisfactory yields or quality in manufacturing our solar cells, our sales could decrease and our relationships with our customers and our reputation may be harmed.
      The manufacture of solar cells is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases, cause production to be suspended or yield no output. We have from time to time experienced lower than anticipated manufacturing yields. This often occurs during the production of new products or the installation and start-up of new process technologies or equipment. As we expand our manufacturing capacity and bring additional lines or facilities into production, we may experience lower yields as is typical with any new equipment or process. We also expect to achieve lower yields initially as we increase our use of refined metallurgical silicon and use increasingly thinner wafers. If we do not achieve planned yields, our sales could decrease and our relationships with our customers and our reputation may be harmed.

We expect that we will need to obtain significant additional financing to expand our business, particularly our manufacturing facilities and developing our Spheral Solar technology, and if we are not able to secure such financing on reasonable terms or at all, our ability to expand our business could suffer.
      Our industry is highly capital intensive and our success depends to a significant degree on our ability to develop and update our facilities and technology. We expect to make significant capital expenditures related to increasing our capacity at our manufacturing facilities, and our research and development efforts, including our efforts to develop and commercialize our Spheral Solar technology, and we expect that our expenses will increase significantly as we expand our manufacturing operations, continue our research and development efforts, hire additional personnel, pay more for or make advance payments for raw materials (especially silicon), and increase our marketing and sales efforts. As a stand-alone entity, we will not be able to rely on ATS to fund our capital requirements. We expect to require significant financing in order to realize our growth plans. Our ability to obtain adequate financing depends significantly on our financial condition and results of operations, as well as the conditions of the markets for solar power products and the financial markets. We may not be able to obtain financing when we need it or on reasonable terms. Additional equity financing may result in substantial dilution to our shareholders, including purchasers of the common shares in this offering. If we raise additional funds through debt financing, we could incur significant borrowing costs and the terms of the instruments governing our indebtedness could impose restrictions on our ability to operate our business. If adequate funds are not available when we need them and on reasonable terms, our ability to fund our operations, develop and expand our manufacturing operations and distribution network, invest in key partnerships, fund our research and development or otherwise respond to competitive pressures could be significantly impaired.

We may not be able to fully develop and commercialize our Spheral Solar technology, and products using that technology may not gain market acceptance.
      We are developing our Spheral Solar technology, a light weight, flexible crystalline solar module. To successfully commercialize this technology, we must also develop new production processes that are able to achieve yield, power efficiency and manufacturing throughput for this proprietary solar product. This development and process engineering work is taking longer than originally expected, and the challenges and risks associated with achievement of our development and process engineering goals are substantial. We also face significant financial and other risk of delays in commercializing this technology from unforeseen events or other factors. Other market participants could be faster in achieving cost-effective industrial production of new solar power technologies, thereby increasing cost pressure. There is no certainty when we will be able to commercialize our Spheral Solar technology or that we will be able to commercialize it at all. We incurred an after-tax, non-cash asset impairment charge in fiscal 2006 of $94.3 million (pre-tax $94.3 million) against our Spheral Solar technology deferred development costs and other long-lived assets due to the current uncertainty in resolving technological challenges and resulting delays of realizing cash flows from the investment in our Spheral Solar technology.
      Additionally, although we have signed a non-binding letter of intent with Clean Venture 21 Corporation and Fujipream Corporation outlining the proposed terms of a business partnership and cross-licensing arrangement to assist us in further developing and commercializing our Spheral Solar technology and, subject to further due diligence, intend to enter into a definitive agreement as soon as practicable, we have not yet negotiated commercial terms and may not reach an agreement with these two companies. Furthermore, we may not be able to obtain consent from Technology Partnerships Canada (an agency of the Canadian government) if such consent is necessary, we may not be able to overcome the technological challenges associated with commercialization, we may not be able to obtain adequate supplies of silicon powder and fines necessary for the success of the business partnership and cross-licensing arrangement, or the business partnership and cross-licensing arrangement may otherwise be unsuccessful, in which case we may discontinue development of the technology at any time.
      Even if we are able to develop and commercially manufacture Spheral Solar products, we cannot be sure that the market will accept such Spheral Solar products. Our Spheral Solar products would require significant marketing and sales efforts to gain market acceptance. If we are able to commercially manufacture our

Spheral Solar products but they are not accepted by the market, our ability to generate revenue would be adversely affected and we may not recover the significant research and development and marketing costs expended to develop the products.

Our ability to successfully commercialize our Spheral Solar technology depends in part on our ability to establish and maintain strategic relationships, particularly our proposed business partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation, and our failure to do so could have a material adverse effect on our market penetration and revenue growth.
      The commercial viability of our Spheral Solar technology has not yet been established and our current development plan depends significantly on the success of our proposed business partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation. We have not yet negotiated commercial terms or entered into a definitive agreement with Clean Venture 21 Corporation and Fujipream Corporation, and we cannot assure you that such an agreement will ever be reached, or that if reached, it would provide us with the anticipated benefits. If our Spheral Solar technology proves to be commercially viable, we also believe we would need to establish relationships with established building product manufacturers and original equipment manufacturers. In fiscal 2004, we commenced a product development relationship with Elk Corporation on a residential roofing product. We cannot assure you, however, that we will be able to maintain this relationship or establish strategic relationships with other third parties or that these relationships will be an effective method for developing or commercializing our Spheral Solar technology.
      If we are not able to establish and develop further strategic relationships, particularly our proposed business partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation, or if any or all of our existing strategic relationships terminate, our ability to generate revenue from Spheral Solar technology may be impaired and we may have to undertake product development and commercialization entirely at our own expense. Such an undertaking may:

•	limit the number of products that we are able to develop and commercialize;

•	reduce the likelihood of successful product introduction;

•	significantly increase our capital requirements;

•	divert our management’s attention and time; and

•	not be feasible from a technical or financial perspective.

We expect that our significant customer concentration will continue to expose us to potentially significant fluctuations or declines in our revenue and increased customer turnover.
      We currently sell a substantial portion of our solar modules and related solar products to a limited number of customers. In fiscal 2006, our ten and three largest customers represented approximately 79% and 46% of our revenue, respectively. Sales to our customers are typically made through non-exclusive, short-term purchase order arrangements. We cannot be certain that these customers will generate significant revenue for us in the future or that these customer relationships will continue. We anticipate that customer concentration will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenue and have a material adverse effect on our results of operations:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	purchases by one or more of our significant customers of products competitive with ours;

•	the loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

Because we operate on a purchase order basis with our largest customers, our financial results, including gross margins, may suffer if purchase orders were changed or cancelled.
      Sales to our customers are typically made through non-exclusive, short-term purchase order arrangements. Our customers may cancel or reschedule purchase orders with us on relatively short notice. Cancellations or rescheduling of customer orders could result in the delay or loss of anticipated sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. In addition, changes in forecasts or the timing of orders from these or other customers expose us to the risks of inventory shortages or excess inventory. This in turn could cause our operating results to fluctuate.

We have incurred losses in recent prior periods and may not be profitable in the future.
      Our industry is characterized by long and variable delays between expenses incurred for research and development and the generation of revenue, if any, from such expenditures. We incurred a combined net loss of $98.4 million in fiscal 2006, including an after-tax, non-cash asset impairment charge of $94.3 million (pre-tax $94.3 million) against our Spheral Solar technology deferred development costs and other long-lived assets. Beginning October 1, 2005, operating losses related to developing our Spheral Solar technology were included in our combined results of operations. We expect to continue to incur losses relating to the development of our Spheral Solar technology for the foreseeable future. We cannot assure you that we will be able to achieve profitability in the future, or that, if achieved, such profitability can be sustained. Our future success in attaining profitability and growing our revenue and market share for our products will depend upon our ability to develop products that have a competitive advantage, build our brand image and reputation, attract orders and increase efficiency in our production process. If we do not achieve or sustain profitability or otherwise meet the expectations of securities analysts or investors, the market price of our common shares may decline.

We may not be able to manage our expansion of operations effectively.
      We anticipate significant continued expansion of our business to address growth in demand for our solar products and services, as well as to capture new market opportunities. We also intend to expand our business by entering into strategic alliances with third parties. To manage the potential growth of our operations, we will need to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers, joint venture partners and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth or that we have made adequate allowances for the costs and risks associated with our expansion of operations. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

We expect to be exposed to risks in connection with joint ventures and strategic alliances with third parties.
      We intend to enter into joint ventures and strategic alliances with third parties. These joint ventures and strategic alliances may subject us to a number of risks, including risks associated with sharing proprietary information, access to cash flows, disputes concerning business issues, disputes concerning the ownership of intellectual property and not having 100% ownership of our operations. Moreover, joint ventures and strategic alliances may subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business.

We expect to continue to have a limited number of suppliers of our customized manufacturing equipment and a limited number of suppliers of key components of our solar products. Any significant damage to our customized manufacturing equipment, or a failure to develop or maintain our relationships with these suppliers, could cause material interruptions to our operations and could have a material adverse effect on our business, financial condition and results of operations.
      Certain of our manufacturing tools, equipment and fixtures have been designed and made specifically for us, and certain of the components that we use in manufacturing, such as certain encapsulating plastics as well as silicon carbide, which is used in the wafer-sawing process, are procured from a limited number of third-party suppliers. As a result, such tools, fixtures and components are not readily available from multiple vendors and would be difficult to repair or replace. We are therefore susceptible to price pressure from these suppliers, and if one of these suppliers were unable or unwilling to supply us with our customized equipment or manufacturing components, we would have difficulty finding a replacement supplier. If we fail to maintain relationships with these suppliers, we may be unable to manufacture our products and could be prevented from delivering our products to our customers in the required quantities or at competitive prices, which could result in order cancellations and loss of market share. Similarly, any significant damage to, or break down of, our customized equipment, or any inability of our suppliers to supply us with replacement equipment or to repair our equipment, could cause material interruptions to our operations, revenue loss and increased expenses and consequently could have a material adverse effect on our business, financial condition and results of operations.

Our reliance on Photowatt France’s manufacturing facility could have a material adverse impact on our business.
      Nearly all of our solar products are produced at our Photowatt France facility near Lyon, and our business therefore relies to a significant degree on the efficient and uninterrupted operation of that facility. Our Photowatt France facility is vulnerable to damage or interruption from a variety of sources. A natural disaster or other unanticipated problem that leads to disruption at our Photowatt France facility could have a material adverse effect on our business, financial condition and results of operations.

Labor disturbances could disrupt our business.
      As of December 31, 2006 we employed 681 active employees globally, including 581 in France. Certain of our non-management employees in France belong to the CFDT (the Confédération Française Démocratique du Travail), a trade union, and all of our non-management employees are covered by a collective bargaining agreement. Future industrial action, or the threat of future industrial action, by our employees in response to any future efforts by our management to reduce labor costs, restrain wage increases or modify work practices could adversely affect our business by disrupting production or constraining our ability to carry out any such efforts.

Our business depends substantially on the continuing efforts of our key officers and our ability to maintain a skilled labor force, and our business may be materially adversely affected if we lose any of our key officers or employees or if we are unable to attract, train and retain skilled personnel.
      Our business is dependent upon our ability to attract, train and retain key employees with the specialized skills we require. There is substantial competition for qualified skilled personnel, and we may not be able to attract or retain highly qualified personnel. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected. Our future success also depends upon a number of key members of our senior management. The unexpected loss or departure of any of our key officers or employees could disrupt our operations and impair our ability to compete effectively.

Changes to existing regulations concerning the utility sector and the solar industry may present technical, regulatory and economic barriers to the purchase and use of solar products, which may significantly reduce demand for our products.
      The market for power generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as the internal policies of electric utilities companies. These regulations and policies often relate to electricity pricing and technical interconnection of end user-owned power generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. End users’ purchases of alternative energy sources, including solar products, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users’ costs of using our solar products and make our products less desirable, thereby having an adverse effect on our business, financial condition and results of operations.
      We anticipate that our solar products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. It is also burdensome to track the requirements of individual localities and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our solar products.

We have relied on government grants to partially fund our research and development and if we are unable to obtain grants in the future, our expenses would increase and our results of operation may be adversely affected.
      In fiscal 2004, 2005 and 2006, we received government grants to fund research and development in the amounts of $5.7 million, $12.8 million and $3.4 million, respectively. The vast majority of these grants were received from Technology Partnerships Canada, an agency of the Canadian government. The final Technology Partnerships Canada funding claims were recognized in fiscal 2006 and at this time there are no further amounts under this program to be recognized by us. These grants are subject to the satisfaction of certain requirements in connection with our research and development activities, and they are subject to governmental audits to ensure compliance. If we apply funding received under a government grant for a research and development project that is determined not to satisfy the relevant requirements, we would have to refund the grant. Under the terms of the grants, we may not be able to establish a development program with Clean Venture 21 Corporation and Fujipream Corporation without the consent of Technology Partnerships Canada, although the terms of the grants are unclear as to whether such a consent would be necessary. If such a consent is required and obtained, it may be subject to conditions that are not favorable to us. As well, technology that we develop using government funding may be subject to limitations on how we may deploy it, and certain details regarding this technology may be required to be publicly disclosed, which exposes us to the risk of loss of confidential information. We cannot be certain that grants will be available to us in the future. If we cannot obtain grants in the future, our research and development costs could be more significant and our results of operations could be adversely affected.

Our quarterly revenue and results of operations may vary from quarter to quarter, and if we fail to meet quarterly financial expectations, our stock price will likely decline.
      Our quarterly revenue and results of operations are difficult to predict and fluctuate from quarter to quarter and our results of operations in some quarters may be below market expectations. Our quarterly results of operations may be substantially affected by a number of factors, many of which are outside of our control, including:

•	the availability and pricing of raw materials, particularly silicon, and customized manufacturing tools and fixtures;

•	seasonal trends, including the annual summer shutdown of our operations in France in the second quarter as well as the possibility of our having slower sales in the winter months, when the weather may impair the ability to install our products in certain geographical areas;

•	timing, availability and changes in government subsidy and incentive programs;

•	variations in capital expenditures and unplanned additional expenses such as manufacturing failures, defects, and changes in our manufacturing costs;

•	unpredictable volume and timing of customer orders or the loss of, or a significant reduction or postponement in orders from, one or more key customers;

•	unanticipated or varying manufacturing downtime, yields and cell efficiencies;

•	fluctuations in the selling prices of solar cells and modules;

•	foreign currency fluctuations, particularly in the relationships amongst the Canadian dollar, the euro and the U.S. dollar;

•	timing of research and development expenditures;

•	changes in the mix of selling solar modules, cells and value-added services;

•	changes in the mix of modules produced using polysilicon versus refined metallurgical silicon; and

•	the timing of new product or technology announcements or introductions by our competitors and other developments in the competitive environment.
      We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which will harm our results of operations for that quarter. If we fail to meet or exceed analyst or investor expectations, the price of our common shares may materially decline.

Our failure to protect our intellectual property rights may undermine our competitive position.
      Our success depends in part upon our ability to protect our intellectual property and our proprietary technology. We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. It is possible that:

•	some or all of our confidentiality agreements will not be honored;

•	disputes will arise with our consultants, strategic partners or others concerning the ownership of intellectual property;

•	unauthorized disclosure of our know-how, trade secrets and other confidential information will occur; or

•	third parties may copy, infringe, misappropriate or reverse engineer our proprietary technologies or other intellectual property rights.
      We generally do not require our employees (including research and development personnel) to sign confidentiality or other agreements in respect of our intellectual property, nor do we require our contractors to sign general agreements in respect of intellectual property developed for us. This could adversely affect our ability to secure, protect and/or enforce intellectual property developed by and/or for us. Any inability to adequately secure, protect and/or enforce our proprietary rights could harm our ability to compete, generate revenue and grow our business, which could have a material adverse effect on our business, financial condition and results of operations.
      Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of any such potential litigation would be in our favor. Such litigation may be costly and may divert management attention away from our business as well as expend other resources. In certain situations, we may have to bring such suit in foreign jurisdictions, in which case we are subject to additional risk associated with the result of the proceedings and the amount of damage that we can recover. Certain foreign jurisdictions may not provide protection to intellectual property comparable to that in the United States and Canada. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, financial condition and results of operations.

We may not obtain sufficient patent protection on the technology embodied in the solar products we currently manufacture and market or in our new products, which could harm our competitive position and increase our expenses.
      Our success and ability to compete is impacted by the patent protection we obtain for our proprietary technology. We hold a number of patents, primarily in connection with various aspects of our Spheral Solar technology and also in connection with our ability to convert and use silicon powder and fines, which is significant to our silicon supply strategy. The patents that we consider to be of the greatest importance to our Spheral Solar technology will expire between 2008 and 2023 and have been issued primarily in the United States, although we also have patent protection in certain jurisdictions in Europe and Asia for some of the same technology that is covered by our U.S. patents. Our patent applications may not result in issued patents, and even if they result in issued patents, the patents may not have claims of the scope we seek. In addition, any issued patents may be challenged, invalidated or declared unenforceable. In general, the term of any patents, including any patents issued from applications recently filed in the United States, would be 20 years from their filing date and if our applications are pending for a long time period, we may have a correspondingly shorter term for any patent that may be issued. Our present and future patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could be successful in challenging any issued patents or, alternatively, could develop similar or more advantageous technologies on their own or design around our patents. Also, patent protection in certain foreign countries may not be available or may be limited in scope and any patents obtained may not be as readily enforceable as in the United States or Canada, making it difficult for us to effectively protect our intellectual property from misuse or infringement by other companies in these countries. Our inability to obtain and enforce our intellectual property rights in some countries may harm our business. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important.

If the effective term of our patents is decreased or if we need to refile some of our patent applications, the value of our patent portfolio and the revenue we derive from products protected by the patents may be decreased.
      The value of our patents depends in part on their duration. Shorter periods of patent protection are relatively less valuable. Because the period between the filing of a patent application to the issuance of a patent is often longer than three years, a 20-year patent term from the filing date may result in substantially shorter patent protection. In some cases, we may need to refile some of our patent applications and, in these situations, the patent term will be measured from the filing date of the earliest prior application to which benefit of earlier filing date in the applicable jurisdiction is claimed in such a patent application. This would also shorten our period of patent exclusivity. Similarly, because of the extensive time required for the development and commercialization of products based on our technologies, it is possible that, before some products can be commercialized, any related patents may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of these patents and making it unlikely that we will be able to recover investments we have made to develop our technologies and products based on our technologies. A shortened period of patent exclusivity, resulting from a change in patent laws, the passage of time, or otherwise, may negatively impact our revenue protected by our patents.

We may be exposed to infringement or misappropriation claims by third parties, causing costly litigation and the loss of significant rights.
      Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be unaware that we infringe third-party intellectual property rights, in particular process-related patents. We may become subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, divert our management’s attention and resources, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchases or use of our products until resolution of such litigation. All these outcomes could materially damage our business. We believe that as technology develops, we may have to develop non-infringing technology, and our failure in doing so or obtaining licenses to the proprietary rights on a timely basis or on desired terms could have a material adverse effect on our business, financial condition and results of operations.

Problems with product quality or product performance, including defects, in our solar products could result in a decrease in customers and revenue, unexpected expenses and loss of market share.
      Our solar products are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected errors or defects, especially when first introduced. These defects could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and significantly affect our customer relations and business reputation. If we deliver solar products with errors or defects, or if there is a perception that our solar products contain errors or defects, our credibility and the market acceptance and sales of our solar products could be harmed. The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. Widespread product failures may damage our market reputation and reduce our market share and cause sales to decline.

Since we cannot test our solar products for the full duration of our applicable warranty periods, we may be subject to unexpected warranty expense.
      Our standard product warranty provides for a five-year limited warranty in connection with module malfunctions and additional limited warranties in connection with modules’ loss of power over time that, depending on the product and its use, range from five to 25 years. These limited warranties apply only in the event that our materials and/or workmanship is defective, and require us at our option either to repair, replace or (except in connection with loss of power) provide a refund in respect of the products affected. We believe our warranty periods are consistent with industry practice. Due to the long warranty period and our proprietary technology, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. Although we conduct accelerated testing of our solar products, such testing cannot simulate the full warranty period.
      As a result of these factors, we may be subject to unexpected warranty expense, which in turn would harm our financial results. Any increase in the defect rate of our products would cause us to increase the amount of warranty reserves and have a corresponding negative impact on our combined financial statements.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.
      As with other solar product manufacturers, we are exposed to risks associated with product liability claims in the event that the use of the solar products we sell results in injury. Because our products are electricity producing devices, it is possible that users could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. The effectiveness of the steps we take to contractually reduce the risk of product liability-related claims depends, to a significant degree, on judicial decisions and the application of ever-developing jurisprudence in each of the jurisdictions in which we operate. An alleged product defect that results in direct injury or loss may result in significant liability to us that may exceed the limits of our liability insurance. We may not have adequate resources in the event of a successful claim against us, and such a liability may have a material adverse effect on our financial condition and results of operations.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common shares.
      Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. In connection with our annual report for the fiscal year ending March 31, 2008, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal controls over financial reporting and have our independent registered public accounting firm attest to our evaluation. Under Canadian securities law requirements, commencing with the fiscal year ending March 31, 2007, our Chief Executive Officer and Chief Financial Officer will be required to certify that they have designed internal control over financial reporting and caused certain changes in internal control over financial reporting to be disclosed. In addition, under proposed Canadian securities law requirements, our Chief Executive Officer and Chief Financial Officer will be required to certify annually that they have evaluated the effectiveness of our internal controls over financial reporting commencing with the fiscal year ending March 31, 2008. We have been preparing for compliance with Section 404 and the Canadian requirements by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 and the Canadian requirements is expensive and time consuming, and requires significant management attention. This must be done at the same time as our financial reporting personnel and processes adapt to a public offering, separation from the financial oversight role of ATS and the reporting requirements associated with new circumstances such as volatile silicon prices and capacity expansion. We cannot be certain that the measures we are taking will ensure that we will maintain adequate control over our financial processes and reporting. Furthermore, as we grow our business, our internal controls will become more complex and will require significantly more resources to ensure our internal controls overall remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our combined financial statements and harm our share price. In addition, future non-compliance with Section 404 and the Canadian requirements could subject us to a variety of administrative sanctions, including the suspension or delisting of our common shares and the inability of registered broker-dealers to make a market in our common shares, which would further reduce our share price.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.
      We are required to comply with all foreign, national and local laws and regulations regarding the operation of industrial facilities, pollution control, environmental protection, and health and safety. In addition, under some statutes and regulations, a government agency or other parties may seek recovery and response costs from operators of facilities where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for such release or otherwise at fault. We use, store, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Failure to comply with present or future environmental laws, rules and regulations may result in substantial fines, suspension of production or cessation of operations. In addition, if more stringent laws and regulations are adopted in the future, the costs of compliance with these new laws and regulations could be substantial or could impose significant changes in our manufacturing process. Furthermore, a 1997 environmental assessment report revealed the presence of dichloroethylene and vinyl chloride contamination in soil and groundwater at our facility in Lyon, France. No further assessment of this contamination has been undertaken. Should we choose to or be required to investigate or remediate this contamination, costs to do so could be material.
      We are not currently aware of environmental contamination at any of our other facilities that we would expect to have a material impact on our operations or results. However, should we discover contamination at properties that we own or operate, we could be required to conduct investigative or remedial activities that could be material to our operations or results.

Fluctuations in exchange rates could have a material adverse effect on our business, financial condition and results of operations.
      We are exposed to foreign exchange risk because a substantial portion of our sales are currently denominated in a number of foreign currencies, primarily the euro. Changes in exchange rates on the translation of the earnings of our French subsidiary into dollars is directly reflected in our combined earnings. To the extent net foreign currency cash inflows are not fully hedged, strengthening of the U.S. dollar against these foreign currencies will negatively impact our revenues stated in U.S. dollars. In addition, strengthening of the euro against other foreign currencies will make our products manufactured in France more expensive for international customers. To the extent our operations are not able to adjust to changes in exchange rates by reducing costs, or by providing more valuable products that command higher prices, revenue and earnings will be negatively impacted. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our business, financial condition and results of operations.

We depend on the performance of our subsidiaries and their ability to make distributions to us.
      Our principal assets are the equity interests we own in our operating subsidiaries. As a result, we are dependent upon cash dividends, distributions or other transfers we receive from our subsidiaries in order to repay any debt we may incur and to meet our other obligations. The ability of our subsidiaries to pay dividends and make payments to us will depend on their results of operations and may be restricted by, among other things, applicable corporate, tax and other laws and regulations and agreements of those subsidiaries. Our subsidiaries are separate and distinct legal entities. Any right that we have to receive any assets of or distributions from any subsidiary upon its bankruptcy, dissolution, liquidation or reorganization, or to realize proceeds from the sale of the assets of any subsidiary, will be junior to the claims of that subsidiary’s creditors, including trade creditors. In addition, we may enter into joint ventures with third parties as a means to execute our business strategy. Our ability to access our assets, including cash in these joint ventures, may be restricted by the governing documents of any such joint ventures.
Risks Relating to Our Relationship with ATS

Our historical financial information as a business segment of ATS may not be representative of our results as a stand-alone public company and, therefore, may not be reliable as an indicator of our future financial results.
      The historical financial information we have included in this prospectus has been derived from our and ATS’ historical accounting records. We believe that the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements may not reflect what our financial position, results of operations or cash flows would have been had we been a stand-alone entity during the historical periods presented or what our financial position, results of operations or cash flows will be in the future.
      In particular, the historical costs and expenses reflected in our combined financial statements include an allocation for certain corporate functions historically provided by ATS. These expense allocations were based on what ATS considered to be reasonable allocations of the utilization of services provided or the benefit received by us. We currently estimate that general annual corporate expenses will increase significantly when we become a stand-alone company. We have not made adjustments to our historical financial information to reflect changes that may occur in our cost structure, financing and operations as a result of our separation from ATS, including certain tax changes resulting from the reorganization to be undertaken by ATS related to this offering. These changes potentially include increased costs associated with reduced economies of scale and being a publicly traded, stand-alone company.

      As a public company, we will incur a significantly higher level of legal, accounting and other related expenses than we did as a division of ATS. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, The Nasdaq Global Market, the Toronto Stock Exchange and the Canadian securities regulatory authorities, have required changes in the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Following this offering, we will continue to be dependent on ATS to provide us with many key services for our business, and our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our transitional services agreement with ATS.
      Historically, ATS has performed various corporate functions on our behalf, including accounting services; tax services; employee benefits management; financial and legal services; real estate management; risk and claims management; information management and technology services; and office administration services. Prior to the completion of this offering, we will enter into agreements with ATS related to the separation of our business operations from ATS, including a Transitional Services Agreement. Under the terms of the Transitional Services Agreement, Master Supply Agreement and Lease Agreement, ATS will provide us with many key services, and ATS will have no obligation to provide any services on our behalf other than as provided in those agreements. These services include certain:

•	communications services such as phone, cell phone and wireless devices;

•	tax and merger and acquisition transaction services;

•	payroll;

•	information technology, including access to network, systems, applications and technical support;

•	human resources and employee benefits;

•	legal services;

•	insurance services;

•	accounting support and treasury; and

•	other specified services.
      We expect some of these services to be provided for longer or shorter periods than the initial term. We believe it is necessary for ATS to provide these services for us to facilitate the efficient operation of our business as we transition into a public company. We will, as a result, initially be dependent on ATS for transition services following this offering. See “Our Relationship with ATS — Agreements Between ATS and Us — Transitional Services Agreement,” “— Master Supply Agreement” and “— Lease Agreement.”
      Once the transition periods specified in the Transitional Services Agreement have expired and are not renewed, or if ATS exercises its right to terminate the provision of any service under the Transitional Services Agreement in the event the provision becomes commercially impracticable for ATS, or if ATS does not or is unable to perform its obligations under the Transitional Services Agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. We may be unable to provide these services because of financial or other constraints or be unable to implement substitute arrangements on a timely basis on terms that are favorable to us, or at all. As a result we may not be able to effectively operate our business, we may experience unexpected material costs, and our profitability may be adversely affected.

As long as ATS controls us, you will have no ability to influence the outcome of matters requiring shareholder approval.
      After the completion of this offering, assuming no exercise of the underwriters’ over-allotment option and no conversion into common shares of the amount owing by us to ATS under our intercompany loan as described under “Use of Proceeds,” ATS will own approximately 57.8% of our outstanding common shares, or approximately 54.4% if the underwriters exercise their over-allotment option in full, or approximately 60.2% if the underwriters do not exercise their over-allotment option and the amount owing by us to ATS under our intercompany loan is converted into our common shares as described under “Use of Proceeds,” assuming an initial public offering price per share of $16.00. See “Principal Shareholders.” As long as ATS has voting control of us, ATS will have the ability to take shareholder actions irrespective of the vote of any other shareholder, including the ability to prevent any transactions that it does not believe are in ATS’ best interest. As a result, ATS will have the ability to influence or control all matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, any determination with respect to our business plans and policies, including the appointment and removal of our officers;

•	any determinations with respect to acquisitions of businesses, mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our capital structure, including all financing activities;

•	compensation, option programs and other human resource policy decisions;

•	changes to the transitional agreements with ATS, subject to applicable laws;

•	changes to other agreements that may adversely affect us; and

•	our payment or non-payment of dividends.
      This voting control may discourage transactions involving a change of control of us, including transactions in which you as a holder of our common shares might otherwise receive a premium for your shares over the then-current market price. As well, provisions in our Shareholder Agreement with ATS provide that, for so long as ATS, directly or indirectly, holds not less than 50% of our outstanding common shares, we shall not, and shall not permit any subsidiary entity to, without the affirmative vote of a majority of our board of directors and the prior, written consent of ATS as a shareholder:

•	enter into any merger, amalgamation, plan of arrangement, consolidation, business combination, joint venture or other material corporate transaction, including the acquisition of any business or securities of any person (other than our wholly-owned subsidiaries) or the acquisition, license, lease, exchange of assets or the assumption of any obligations, in each case with a fair market value in excess of C$50 million;

•	sell, lease, exchange, license on an exclusive basis or dispose of, in a single transaction or in a series of transactions, property or assets with a fair market value in excess of C$50 million, other than the sale or disposition of inventory in the ordinary course of business, or sell or grant an exclusive license with respect to material intellectual property;

•	adopt any plan or proposal for a complete or partial liquidation or dissolution or any reorganization or commence any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency;

•	take any action that could reasonably be expected to lead to or result in a material change in the nature of our business;

•	issue any shares of our capital stock, or any rights, warrants or options to acquire our capital stock (excluding securities issued pursuant to share compensation arrangements), if the issuance exceeds 5% of our outstanding common shares;

•	take any action limiting the rights of ATS or any of its affiliates to transfer shares of our stock they own or that would limit the right of any transferee of ATS or any of its affiliates;

•	take any action that could limit the rights of, or deny any benefit to, ATS or any of its affiliates as holders of our common shares either solely as a result of the amount of shares owned or in a manner not applicable to holders of common shares generally;

•	enter into a partnership or any arrangement for the sharing of profits, union of interests, joint venture or reciprocal concession with any person if the aggregate fair market value of the assets contributed and liabilities assumed by us (and our subsidiaries) in connection therewith either exceeds on formation or at any time in the future could reasonably be expected to exceed C$50 million; or

•	make any commitment or agreement to do any of the foregoing.
      See “Our Relationship with ATS — Agreements Between ATS and Us — Shareholder Agreement” for a description of the Shareholder Agreement.
      Furthermore, ATS generally has the right at any time to sell our common shares that it owns or to sell a controlling interest in us to a third party after the expiration of the 180-day lock-up period, without your approval and without providing for a purchase of your shares, subject to applicable securities laws. Accordingly, your shares may be less liquid and worth less than they would be if ATS did not have the ability to influence or control matters affecting us. See “Shares Eligible for Future Sales.” If ATS determines to sell our common shares that it owns and reduces its ownership interest to less than 50% of our outstanding common shares, ATS may be expected, through the voting rights attaching to the common shares it then owns, to continue to have significant influence over matters affecting us, and may, in connection with any matter requiring approval by two-thirds of the votes attaching to our common shares and represented by holders in attendance at a meeting of our shareholders in person or by proxy, have sufficient votes to preclude any such matter from proceeding.

We may have potential disputes and business conflicts of interest with ATS regarding our past and ongoing relationships, and because of ATS’ controlling ownership in us, the resolution of these conflicts may not be favorable to us.
      Conflicts of interest and disputes may arise between ATS and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising under the transitional and separation agreements;

•	intellectual property matters;

•	employee recruiting and retention;

•	business opportunities that may be attractive to both ATS and us;

•	equipment supply arrangements;

•	sales or distributions by ATS of all or any portion of its ownership interest in us, which could be to one of our competitors; and

•	business combinations involving us.
      We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. The agreements we entered into with ATS may be amended upon agreement between the parties, subject to applicable laws. Because we are controlled by ATS, we may not have the leverage to negotiate any required amendments to these agreements on terms as favorable to us as those we would negotiate with a third party. Also, although we will agree in the Master Separation Agreement not to compete with ATS, ATS is not expected to agree not to compete with us, which may affect us adversely.

We may have a business conflict of interest with ATS as a result of ATS’ portfolio investment in a company that may compete with us.
      Although ATS, in connection with this offering, is transferring to us its interest in the assets that are used exclusively in our business conducted by ATS and its subsidiaries, this transfer is subject to certain excluded assets, including the investment of ATS in securities of Canadian Solar Inc., or CSI, a solar module assembly company in which ATS has a less than 10% interest held as a portfolio investment. Because CSI may compete with us, ATS’ continuing portfolio investment in CSI may lead to conflicts of interest between ATS and us which may not be resolved in our favor or at all.

We are a foreign private issuer and will be a “controlled company” within the meaning of the rules of The Nasdaq Global Market, and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
      We are a foreign private issuer. Additionally, after the completion of this offering, ATS will own approximately 60.2% of the total voting power of our common shares (assuming no exercise of the underwriters’ over-allotment option and the conversion into common shares of the amount owing by us to ATS under our intercompany loan as described under “Use of Proceeds,” assuming an initial public offering price per share of $16.00) and we will be a “controlled company” within the meaning of the rules of The Nasdaq Global Market. As such a company, we intend to utilize certain exemptions under the rules of The Nasdaq Global Market that free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that compensation of our chief executive officer and our other executive officers be determined, or be recommended to our board of directors for determining, either by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•	that our director nominees be selected, or recommended for the board’s selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors.
      As a result, you will not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of The Nasdaq Global Market.

Under our corporate by-laws, you will not have the same rights with respect to shareholder meetings and voting that shareholders of certain U.S. corporations have.
      As a company incorporated under the Canada Business Corporations Act, our by-laws provide that a quorum for the transaction of business at any meeting of shareholders shall be persons not less than two in number and holding or representing by proxy not less than 33 1/3 percent of our issued and outstanding shares for the time being enjoying voting rights at such meeting. Additionally, our by-laws provide that any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded by the chair of the meeting. Although our minority quorum provisions satisfy the requirements applicable to Nasdaq-listed companies, some U.S. corporations have stricter quorum requirements than these. Additionally, shareholder votes of some U.S. corporations, such as corporations incorporated under the laws of the State of Delaware, must be in written form and cannot be conducted by a show of hands. Therefore, as a result of our by-laws, you will not have the benefit of the procedural protections relating to shareholder meetings and voting that shareholders of certain U.S. corporations enjoy.

Our transitional and separation agreements with ATS require us to assume the past, present and future liabilities related to our business and may be less favorable to us than if they had been negotiated with unaffiliated third parties.
      We will negotiate our separation agreements with ATS while we are a wholly-owned subsidiary of ATS and will enter into these agreements immediately prior to the completion of this offering. Had these agreements been negotiated with unaffiliated third parties, they might have been more favorable to us. Pursuant to these agreements, we will agree to indemnify ATS for, among other matters, all liabilities arising out of or related to our present or future business, operations or assets, and we have assumed these liabilities under the separation agreements. Such broad assumptions may include unknown liabilities that could be significant. The allocation of assets and liabilities between ATS and us may not reflect the allocation that would have been reached between two unaffiliated parties. See “Our Relationship with ATS — Agreements Between ATS and Us — Master Separation Agreement” for a description of these obligations.

ATS may enter into contracts relating to the design and manufacture of automated manufacturing and test systems with our competitors or potential competitors. Services provided by ATS under these contracts may assist those competitors in advancing their businesses.
      ATS’ principal business is the custom design, manufacture, installation, service and support of automated manufacturing and test systems. These systems are used principally by multinational companies in a broad range of industries. In the course of this business, ATS has in the past and expects in the future to enter into contracts with customers whose business is directly or indirectly competitive with ours. ATS is not expected to be subject to any non-compete provisions with respect to our business, so pursuant to services performed under these contracts, ATS may assist our competitors or potential competitors in advancing their own businesses, with the result that our competitive position may be materially adversely affected.

After this offering, we may experience increased costs resulting from a decrease in our purchasing power and we may have difficulty obtaining new customers due to our relatively small size after our separation from ATS.
      Prior to this offering, we were able to take advantage of ATS’ size and purchasing power in procuring goods, technology and services, including insurance, banking, employee benefit support and audit services. As a result of this offering and the transactions described in “Our Relationship with ATS,” we will be a smaller company, and we cannot assure you that we will have access to financial and other resources comparable to those available to us prior to the offering. As a stand-alone company, we may be unable to obtain goods, technology and services at prices or on terms as favorable as those available to us prior to our separation from ATS, which could increase our costs and reduce our profitability. In addition, as a smaller, separate, stand-alone company, we may encounter more customer concerns about our viability as a separate entity, which could harm our business, financial condition and results of operations. Our future success depends on our ability to maintain our current relationships with existing customers, and the difficult task of attracting new customers.

Our directors and executive officers who own ATS common shares or options to acquire ATS common shares or who hold positions with ATS may have potential conflicts of interest.
      Ownership of ATS common shares, options to acquire ATS common shares and other equity securities of ATS by certain of our directors and officers after this offering and the presence of ATS’ directors or officers on our board of directors could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for ATS than they do for us. See “Management” for a description of the extent of the relationship between our directors and officers and ATS.

Our prior and continuing relationship with ATS exposes us to risks attributable to the businesses of ATS.
      Although ATS will indemnify us from losses suffered by us arising out of certain circumstances or events, such indemnification may not be sufficient to protect us from all risks attributable to the businesses of ATS. Immediately following this offering, any claims made against us that are properly attributable to ATS in accordance with these arrangements would require us to exercise our rights under the separation agreements to obtain payment from ATS. If those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from ATS.

Risks Relating to this Offering

Prior to this offering, no public market existed for our common shares. An active trading market may not develop for our common shares, and the price of our common shares may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment.
      Prior to this offering, no public market existed for our common shares. We have applied to list our common shares on The Nasdaq Global Market and the Toronto Stock Exchange. Any such listing will be subject to the approval of the relevant stock exchange, and any such approval would not be given unless all of the original listing requirements were met. An active and liquid market for the common shares may not develop following the completion of this offering, or, if developed, may not be maintained. If an active public market does not develop or is not maintained, you may have difficulty selling your common shares.
      The initial public offering price of our common shares was determined by negotiations between us, ATS and the underwriters for this offering and may not be indicative of the price at which the common shares will trade following the completion of this offering. We cannot assure you that the market price of our common shares will not materially decline below the initial public offering price.

The market price for our common shares may be volatile, and your investment could suffer a decline in value.
      The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	actual or anticipated changes in energy prices;

•	new products introduced by our competitors;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of other solar technology companies;

•	addition or departure of our executive officers and other key personnel;

•	release or expiration of lock-up or other transfer restrictions on our outstanding common shares;

•	sales or perceived sales of additional common shares;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	operating and share price performance of other companies that investors deem comparable to us; and

•	news reports relating to trends, concerns, patent litigation, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.
      In addition, stock markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular listed companies. These market fluctuations may also have a material adverse effect on the market price of our common shares, regardless of our operating performance.

Investors purchasing common shares in this offering will incur substantial and immediate dilution.
      The initial public offering price of our common shares is substantially higher than the net tangible book value per outstanding common share. Purchasers of our common shares in this offering will incur immediate and substantial dilution of $6.77 per common share in the net tangible book value of our common shares from an assumed initial public offering price of $16.00 per common share. This means that if we were to be liquidated immediately after this offering, there might be no assets available for distribution to you after satisfaction of all our obligations to creditors. For further description of the effects of dilution in the net tangible book value of our common shares, see “Dilution.”

Our share price may decline because of the ability of ATS and others to sell our common shares.
      Sales of substantial amounts of our common shares after this offering, or the possibility of those sales, could adversely affect the market price of our common shares and impede our ability to raise capital through the issuance of equity securities. See “Shares Eligible for Future Sale” for a discussion of possible future sales of our common shares.
      After this offering, assuming no exercise of the underwriters’ over-allotment option and no conversion into common shares of the amount owing by us to ATS under our intercompany loan as described under “Use of Proceeds,” ATS will own approximately 57.8% of our outstanding common shares (approximately 54.4% if the underwriters exercise their over-allotment option in full, or approximately 60.2% if the underwriters do not exercise their over-allotment option and the amount owing by us to ATS under our intercompany loan is converted into our common shares as described under “Use of Proceeds,” assuming an initial public offering price per share of $16.00). ATS has no contractual obligation to retain any of our common shares, except that, as described under “Underwriting,” it has agreed not to sell any of our common shares without the underwriters’ consent until 180 days after the date of this prospectus. Subject to applicable securities laws, after the expiration of this 180-day lock-up period, or before with consent of the representatives of the underwriters to this offering, ATS may sell any and all of our common shares that it beneficially owns and may distribute any or all of these shares to its shareholders. The registration rights agreement we will enter into with ATS grants ATS the right to require us to register our common shares it holds in specified circumstances. See “Our Relationship with ATS — Agreements Between ATS and Us — Registration Rights Agreement.” In addition, after the expiration of the 180-day lock-up period, we could issue and sell additional common shares. Any sale by ATS or us of our common shares in the public market, or the perception that sales could occur (for example, as a result of a spin-off), could adversely affect prevailing market prices for our common shares.

Our board of directors may issue, without shareholder approval, additional common shares and preference shares that have rights and preferences in priority to the common shares, which issuance may delay or prevent a change of control.
      Our board of directors may issue an unlimited number of preference shares, issuable in one or more series, and an unlimited number of common shares, without any vote or action by our shareholders. If we were to issue any preference shares or any additional common shares, the percentage ownership of existing shareholders may be reduced and diluted. In addition, our board of directors may determine the price, rights, preferences, privileges and restrictions, including voting, dividend and conversion rights, of each series of our preference shares and determine to whom they shall be issued. Immediately after the completion of this offering, there will be no preference shares outstanding and we have no present plans to issue any preference shares. However, the rights of the holders of any series of preference shares that may be issued in the future may be senior to the rights of holders of our common shares, which could preclude holders of common shares from receiving dividends, proceeds of a liquidation or other benefits. The issuance of preference shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire control of our company, for example, by discouraging an unsolicited acquisition proposal or a proxy contest, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our company.

Because we are a Canadian corporation and the majority of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce against us certain civil liabilities and judgments based solely upon the federal securities laws of the United States.
      We are organized under the laws of Canada and our principal executive offices are located in Canada. A majority of the directors and officers and the experts named in this prospectus reside principally in Canada and all or a substantial portion of their assets and all or a substantial portion of our assets may be located outside the United States. Consequently, it may be difficult for shareholders to effect service of process within the United States upon us or our directors, officers or experts who are not residents of the United States. Furthermore, it may not be possible to enforce against us or such directors, officers or experts, in the United States, judgments obtained in U.S. courts, including judgments based upon the civil liability provisions of the U.S. federal securities laws, because a substantial portion of our assets and the assets of these persons may be located outside the United States.
      In general, Canadian courts will not entertain an action for the enforcement of a foreign judgment that is the result of a penal, revenue, or other public law, nor will they enforce foreign judgments ordering the payment of taxes or penalties. Furthermore, Canadian courts also generally refuse to give effect to laws that empower foreign sovereignty, such as securities legislation, anti-trust or competition laws, trade regulations, expropriation laws and national security legislation. Therefore, investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

We do not anticipate paying dividends in the near future.
      Our current policy is to retain earnings. Any future determination to pay cash dividends will be at the discretion of our board of directors after taking into account such factors as our financial condition, results of operations, current and anticipated cash needs, the requirements of any future financing agreements and other factors that our board of directors may deem relevant, with a view to paying dividends whenever operational circumstances permit. Until we pay dividends our shareholders may not be able to receive a return on our common shares unless the price of our common shares appreciates and our shareholders sell them. We cannot assure you that you will receive a return on your investment when you do sell your shares or that you will not lose the entire amount of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”
      In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding our revenue, expenses and operations;

•	our anticipated cash needs and our estimates regarding our capital expenditures, capital requirements and our needs for additional financing;

•	our expectations with respect to our ability to secure, and the price and quality of, raw materials, including silicon;

•	our ability to achieve increased cell efficiencies;

•	our ability to use silicon sources other than polysilicon, such as refined metallurgical silicon, in our manufacturing process to achieve cell efficiency levels consistent with those obtained using polysilicon;

•	our plans for and timing of expanding our manufacturing capacity;

•	our plans for entering into key strategic partnership arrangements and joint ventures;

•	our plans for and timing of developing and commercializing new products, including products based on our Spheral Solar technology;

•	the acceptance by our customers of new technologies and products;

•	our ability to attract customers and develop and maintain customer and supplier relationships;

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our expectations regarding governmental support for the deployment of solar energy and the adoption of solar technologies;

•	our intellectual property and our expectations with respect to advancements in our technologies;

•	our competitive position and our expectations regarding competition from other manufacturers of solar products and conventional energy suppliers; and

•	anticipated trends and challenges in our business and the markets in which we operate.
      Forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.
      The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
      You should read this prospectus and the documents to which we refer in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS
      We estimate that the net proceeds to be received by us from the sale of our common shares in this offering will be approximately $158 million (or $183 million if the over-allotment option is exercised in full), after deducting estimated underwriting commissions and estimated offering expenses payable by us, assuming an initial public offering price of $16.00 per share. We intend to use the net proceeds from this offering to finance the capital expenditures associated with the first and second phases of our manufacturing capacity expansion plan at Photowatt International estimated to be approximately $113 million, to finance $12 million in capital expenditures in connection with the first phase of our proposed business partnership and cross-licensing agreement for developing our Spheral Solar technology, to repay approximately $9 million expected to be outstanding under our credit facility with Credit Lyonnais and to use the balance for general corporate purposes, including the procurement of silicon supply contracts, working capital and investments that will enhance our manufacturing, silicon supply or research and development capabilities.
      In addition, to the extent that the gross proceeds from this offering (including the gross proceeds from the exercise of the over-allotment option, if any) exceed $175 million, we will use such excess amount to repay up to $25 million expected to be owing to ATS under an intercompany loan (which had been incurred for investment in additional manufacturing capacity at Photowatt International and general corporate purposes) bearing interest at the Bank of Nova Scotia’s U.S. dollar base rate in Canada. Upon the exercise or expiration of the underwriters’ over-allotment option, and after such repayment, if any, if any amount still remains outstanding under such intercompany loan, such outstanding amount will convert into our common shares, in which case we would issue such number of common shares to ATS, and the amount outstanding under such intercompany loan would be reduced to zero. The number of common shares that we would issue upon such conversion would be equal to the quotient obtained by dividing (i) the amount outstanding under the intercompany loan by (ii) the initial public offering price per common share.
      One of the Canadian underwriters is a wholly-owned subsidiary of a Canadian chartered bank that has made credit facilities available to ATS and to which ATS is currently indebted. Since we may use a portion of the net proceeds from this offering to repay an intercompany loan provided by ATS, and ATS in turn may use such funds to pay down a portion of its indebtedness, we may be considered to be a “connected issuer” of such underwriter under applicable Canadian securities laws. See “Underwriting — Affiliations.”
      While we currently anticipate that we will use the net proceeds of this offering as described above, we may re-allocate the net proceeds from time to time depending upon the ultimate amount of net proceeds raised and upon changes in business conditions prevalent at the time. If we do not reach an agreement with Clean Venture 21 Corporation and Fujipream Corporation regarding a development program and decide not to proceed with the development of our Spheral Solar technology, we would apply the net proceeds of this offering and future capital that we would have used to develop our Spheral Solar technology to Photowatt International for capacity expansion and the other general corporate purposes described above. Pending their application in the manner described above, we intend to invest the net proceeds in short-term, interest-bearing securities such as government securities, commercial paper and other highly rated investment grade securities.

DIVIDEND POLICY
      We have never declared or paid any dividends. We currently intend to retain any future earnings to finance the development and growth of our business and do not expect to pay any cash dividends in the foreseeable future. Any decision to pay cash dividends after this offering will be at the discretion of our board of directors after taking into account such factors as our financial condition, results of operations, current and anticipated cash needs, the requirements of any future financing agreements and other factors that our board of directors may deem relevant, with a view to paying dividends whenever operational circumstances permit.

CAPITALIZATION
      The following table sets forth our capitalization as of December 31, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to the corporate reorganization to be completed upon the closing of this offering as described under “Our Relationship with ATS — General — ATS reorganization relating to our company”; and

•	on a pro forma, as adjusted basis to give further effect to our sale of 10,937,500 common shares in this offering at an assumed initial public offering price of $16.00 per share, after deducting underwriting commissions and the estimated offering expenses payable by us, the use of the net proceeds from this offering as described under “Use of Proceeds,” and to the conversion of the amount owing by us to ATS under our intercompany loan into our common shares as described under “Use of Proceeds.”

      You should read this table together with our combined financial statements and the notes thereto included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2006

			Pro forma,
	Actual	Pro forma	as adjusted

	(U.S. dollars in thousands)
Due to parent(1)	$24,961	$—	$—

Group equity:
Common shares(2)	$—	$97,577	$255,377
Preferred shares(3)	—	—	—
Net investment	67,530	—	—
Cumulative translation adjustment	5,086	—	—

Total group equity	72,616	97,577	255,377

Total capitalization	$72,616	$97,577	$255,377

(1)	Represents the amount invested by ATS in our company during the first three quarters of fiscal 2007 for investment in additional manufacturing capacity at Photowatt International, further development and process engineering associated with our Spheral Solar technology, and other general corporate purposes. Either we will use a portion of the net proceeds from this offering to repay the amount then outstanding, or the amount will be converted into our common shares, and in either case, the amount due to parent on a pro forma, as adjusted basis would decrease accordingly from that depicted in the table above. See “Use of Proceeds.”

(2)	Unlimited shares authorized, pro forma and pro forma, as adjusted; 1 share outstanding, actual, 16,560,063 shares outstanding, pro forma and 27,497,563 shares outstanding, pro forma, as adjusted.

(3)	Unlimited preferred shares authorized, pro forma and pro forma, as adjusted; no shares outstanding, actual, pro forma and pro forma, as adjusted.

      The pro forma, as adjusted information above is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our common shares and other terms of this offering to be determined at pricing. A $1.00 increase in the assumed initial offering price per share would decrease each of cash and cash equivalents, total group equity and total capitalization by approximately $0.7 million. A $1.00 decrease in the assumed initial public offering price per share would decrease each of cash and cash equivalents, total group equity and total capitalization by approximately $10.3 million.

DILUTION
      If you invest in our common shares, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per common share and the net tangible book value per common share upon the completion of this offering. The pro forma net tangible book value per common share below represents the book value of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the total number of outstanding common shares, after giving effect to the corporate reorganization to be completed upon the closing of this offering as described under “Our Relationship with ATS — General — ATS reorganization relating to our company.” Our pro forma net tangible book value as of December 31, 2006 was approximately $91.5 million, or $5.52 per common share. After giving effect to the sale of common shares offered by us in this offering at an assumed initial public offering price of $16.00 per common share, the midpoint of the estimated range of the initial public offering price set forth on the cover page of this prospectus, and after deducting underwriting commissions and estimated expenses of this offering payable by us, our pro forma, as adjusted net tangible book value as of December 31, 2006 would have equaled approximately $253.7 million, or $9.23 per common share. This represents an immediate increase in pro forma net tangible book value of $3.71 per common share to our existing shareholders prior to this offering, and an immediate dilution in pro forma net tangible book value of $6.77 per common share to new investors purchasing shares in this offering. The following table illustrates this dilution per common share.

Assumed initial public offering price	$16.00

Pro forma net tangible book value per common share as of December 31, 2006	5.52
Increase in pro forma net tangible book value per common share attributable to this offering	3.71

Pro forma, as adjusted net tangible book value per common share after this offering	9.23

Dilution per common share to new investors	$6.77

      The pro forma, as adjusted information discussed above is illustrative only. Our pro forma net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our common shares and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per common share would increase (decrease) total consideration paid by new investors by $10.9 million. A $1.00 increase in the assumed initial public offering price of $16.00 per common share would increase the pro forma, as adjusted net tangible book value per common share after giving effect to this offering by $0.22 per common share and increase dilution in pro forma, as adjusted net tangible book value per common share to new investors in this offering by $0.78 per common share. A $1.00 decrease in the assumed initial public offering price of $16.00 per common share would decrease the pro forma, as adjusted net tangible book value per common share after giving effect to this offering by $0.41 per common share and decrease dilution in pro forma, as adjusted net tangible book value per common share to new investors in this offering by $0.59 per common share. In the case of a $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per common share, we are assuming no change in the number of common shares sold by us as set forth on the cover page of this prospectus and after deducting underwriting commissions and other estimated expenses of the offering payable by us. Furthermore, upon the completion of this offering, we expect that an additional 350,592 common shares will be issuable, subject to vesting, under outstanding stock options, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Stock Options Grant.” If all of these options were exercised immediately upon the completion of this offering, then based on the assumed initial public offering price in the table above, our pro forma net tangible book value per common share as of December 31, 2006 would be $5.72, the increase in our pro forma net tangible book value per common share attributable to this offering would be $3.58, our pro forma, as adjusted net tangible book value per common share after this offering would be $9.30, and the dilution per common share to new investors would be $6.70.
      The following table summarizes, on a pro forma, as adjusted basis as of December 31, 2006, the differences between the existing shareholders and the new investors with respect to the number of common shares purchased from us, the total consideration paid and the average price per common share paid before deducting estimated underwriting commissions and estimated expenses of this offering payable by us, assuming an initial public offering price of $16.00 per common share, the midpoint of the estimated range of the initial public offering price set forth on the cover page of this prospectus. The information in the following table is illustrative only and the total consideration paid and the average price per common share is subject to adjustment based on the actual initial public offering price of our common shares.

	Common Shares		Total Consideration
						Average Price per
	Number	Percent	Amount		Percent	Share

Existing shareholders	16,560,063	60.2%	$97,577,000	(1)	35.8%	$5.89
New investors	10,937,500	39.8	175,000,000		64.2	16.00

Total	27,497,563	100%	$272,577,000		100%	$9.91

(1)	This amount represents the net book value as of December 31, 2006 of the assets contributed to us by ATS, and includes the effect of the after-tax, non-cash asset impairment charge of $94.3 million (pre-tax $94.3 million) against our Spheral Solar technology deferred development costs and other long-lived assets in the fourth quarter of fiscal 2006.
      If the underwriters exercise in full their over-allotment option to purchase common shares from us, the number of common shares held by new investors will increase to 12,578,125, or 45.6% of the total common shares outstanding after this offering, our pro forma, as adjusted net tangible book value per common share would be $9.19, and the dilution per common share would be $6.81.
      If the underwriters exercise in full their over-allotment option to purchase common shares from us and if all of the options outstanding upon the completion of this offering were exercised immediately upon the completion of this offering, the number of common shares purchased by existing shareholders (including existing optionholders) and new investors would be 15,350,592, or 55.0%, and 12,578,125, or 45.0%, respectively; total consideration paid by existing shareholders and new investors would be $77.9 million, or 27.9%, and $201.3 million, or 72.1%, respectively; and the average price per common share paid by existing shareholders and new investors would be $5.07 and $16.00, respectively.

SELECTED COMBINED FINANCIAL DATA
      The following selected combined statements of earnings (loss) data for the three years ended March 31, 2004, 2005 and 2006 and the selected combined balance sheet data as of March 31, 2005 and 2006 have been derived from our audited combined annual financial statements included elsewhere in this prospectus. The following selected combined statements of earnings (loss) data for the nine months ended December 31, 2005 and 2006 and the selected combined balance sheet data as of December 31, 2006 have been derived from our unaudited combined interim financial statements included elsewhere in this prospectus. The combined balance sheet data as of March 31, 2004 have been derived from our unaudited combined financial statements. Our combined financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects with U.S. GAAP as applied to our combined financial statements, except as presented in note 20 to our combined annual financial statements and note 15 to our unaudited combined interim financial statements. Amounts are stated in U.S. dollars. The data below does not give effect to the corporate reorganization to be completed upon the closing of this offering as described under “Our Relationship with ATS — General — ATS reorganization relating to our company.” You should read the following selected combined financial data in conjunction with our combined financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our combined financial statements present our historical financial position, results of operations, changes in net investment and cash flows on a “carve-out” basis from ATS as if we had operated as a stand-alone entity. However, the combined financial statements may not necessarily be indicative of the results that would have been attained if we had operated as a stand-alone entity, or our results in any future periods.
      We have not included selected combined financial data as of or for the fiscal years ended March 31, 2002 and 2003 because the selected combined financial data could not be produced without unreasonable effort and expense. We do not believe that the selected combined financial data for those earlier two years would be indicative of our future operating results or that the additional information would be useful for your review of our historical operating results.

				Nine Months Ended
	Fiscal Year Ended March 31,			December 31,

	2004	2005	2006	2005	2006

	(U.S. dollars in thousands, except share and per share data)
Combined Statements of Earnings (Loss) Data:
Revenue	$65,855	$113,019	$120,921	$87,176	$99,441
Operating costs and expenses:
Cost of revenue	52,859	89,930	88,998	65,993	71,828
Research and development(1)	1,236	678	9,252	4,246	9,456
Amortization	4,466	5,420	9,680	5,957	6,559
Selling and administrative	4,708	5,855	9,088	5,900	10,293
Asset impairment charge(2)	—	—	94,290	—	—
Shared corporate costs(3)	415	589	717	480	879

	63,684	102,472	212,025	82,576	99,015
Earnings (loss) from operations	2,171	10,547	(91,104)	4,600	426
Interest (income) expense	(64)	3	1,666	946	2,721
Provision for income taxes	1,130	3,761	5,610	3,798	4,223

Net earnings (loss)	$1,105	$6,783	$(98,380)	$(144)	$(6,518)

Pro forma net earnings (loss) per common share(4)
Basic	$0.04	$0.26	$(3.79)	$(0.01)	$(0.24)
Diluted	0.04	0.26	(3.79)	(0.01)	(0.24)
Common shares used to compute pro forma net earnings (loss) per common share(4)
Basic	25,937,500	25,937,500	25,937,500	25,937,500	27,497,563
Diluted	25,937,500	25,937,500	25,937,500	25,937,500	27,497,563

				Nine Months Ended
	Fiscal Year Ended March 31,			December 31,

	2004	2005	2006	2005	2006

	(U.S. dollars in thousands)
Selected Segment Data:
Photowatt International:
Revenue	$65,855	$113,019	$120,921	$87,176	$99,441
Research and development(1)	1,236	678	619	463	1,336
Amortization	4,466	5,420	6,252	4,538	6,061
Earnings from operations	2,586	10,948	19,780	11,916	13,893
Capital expenditures	5,565	10,625	16,080	10,966	27,753
Spheral Solar:
Revenue(7)	—	—	—	—	—
Research and development(1)	—	—	8,633	3,783	8,120
Amortization	—	—	3,428	1,419	498
Earnings (loss) from operations(2)	—	188	(109,841)	(6,685)	(9,229)
Capital expenditures	34,630	16,124	10,351	9,480	—
Corporate costs(3)	415	589	1,043	631	2,566

	As of March 31,
				As of
	2004	2005	2006	December 31, 2006

	(U.S. dollars in thousands)
Selected Combined Balance Sheet Data:
Cash and cash equivalents	$3,203	$891	$1,958	$1,396
Total assets	129,613	164,567	103,257	145,092
Working capital(5)	29,295	29,098	29,188	16,595
Bank indebtedness	—	—	—	7,298
Due to parent(6)	—	—	—	24,961
Net investment	108,352	138,261	75,310	67,530
Group equity	111,193	141,901	75,768	72,616
Selected U.S. GAAP Data:
      The following table sets forth certain information prepared in accordance with U.S. GAAP. You should read this information in conjunction with note 20 to our combined annual financial statements and note 15 to our unaudited combined interim financial statements included elsewhere in this prospectus.

				Nine Months Ended
	Fiscal Year Ended March 31,			December 31,

	2004	2005	2006	2005	2006

	(U.S. dollars in thousands)
Revenue	$65,855	$113,019	$120,921	$87,176	$99,441
Research and development(1)	7,416	18,119	20,380	15,677	9,311
Amortization	4,544	5,502	9,680	6,021	6,559
Asset impairment charge	—	—	(52,609)	—	—
Earnings (loss) from operations	(4,087)	(6,976)	(59,668)	(6,895)	571
Net loss	(5,153)	(10,740)	(66,944)	(11,639)	(6,373)
Total assets (at period end)	117,323	132,847	103,112	145,729	145,092
Net investment (at period end)	97,122	109,508	77,957	126,058	70,322

Selected U.S. GAAP Segment Data:
Photowatt International earnings from operations	2,623	10,861	19,534	11,865	14,038
Spheral Solar loss from operations	(6,295)	(17,248)	(78,485)	(18,129)	(9,229)

(1)	Net of government grants.

(2)	We incurred an after-tax, non-cash asset impairment charge in fiscal 2006 of $94.3 million (pre-tax $94.3 million) against our Spheral Solar technology deferred development costs and other long-lived assets in the fourth quarter of fiscal 2006 due to the current uncertainty in resolving technological challenges and resulting delays of realizing cash flows from the investment in our Spheral Solar technology.

(3)	Corporate costs include Photowatt corporate costs which were incurred directly by us and include legal, compliance, personnel, finance and other corporate costs not directly associated with a segment. Corporate costs also include shared corporate costs, which represent an estimate of costs attributable to our business for services that were provided by ATS or one of its affiliates in the past.

(4)	Based on the number of common shares to be outstanding upon completion of the corporate reorganization, the closing of this offering as described under “Our Relationship with ATS — General — ATS reorganization relating to our company” and, for the nine months ended December 31, 2006, the issuance of 1,560,063 additional shares to ATS upon the conversion into common shares of the amount owing by us to ATS under our intercompany loan as at December 31, 2006 as described under “Use of Proceeds,” assuming an initial public offering price per share of $16.00.

(5)	Working capital represents total current assets minus total current liabilities, excluding due to parent.

(6)	Due to parent consists of debt under our intercompany loan from ATS, which was considered nil as at March 31, 2006 and $25.0 million as at December 31, 2006 for the purposes of the combined financial statements. At the time of the closing of this offering we expect to owe approximately $25.0 million to ATS pursuant to an intercompany loan for investment in additional manufacturing capacity at Photowatt International, further development and process engineering associated with our Spheral Solar technology, and other general corporate purposes. For information about the expected repayment or conversion of this amount into our common shares, see “Use of Proceeds.”

(7)	Represents revenue from third parties. Spheral Solar had inter-segment revenue with Photowatt International of $3.5 million for the nine months ended December 31, 2006 from sales of silicon to Photowatt International that is eliminated in the combined financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Combined Financial Data” and our combined financial statements and the notes thereto included elsewhere in this prospectus. Our combined financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects with U.S. GAAP as applied to our combined financial statements, except as presented in note 20 to our combined annual financial statements and note 15 to our unaudited combined interim financial statements included in this prospectus. Amounts are stated in United States dollars unless otherwise indicated. Our fiscal year-end is March 31. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview

Our business
      We design, manufacture and sell photovoltaic products, commonly referred to as solar cells and modules. Solar cells and modules provide clean, renewable energy by converting sunlight into electricity through a process known as the photovoltaic effect. We operate through two segments, Photowatt International, our core business that is based on a wafer technology, and Spheral Solar, a development project that is based on a spheral technology using thousands of tiny silicon spheres instead of silicon wafers.
      Photowatt International designs, manufactures and sells solar modules and installation kits, and provides solar power system design and other value-added services, principally in Western Europe. Photowatt International also manufactures wafers and solar cells, primarily for use in manufacturing its modules and for sale to third parties on an opportunistic basis. Most of Photowatt International’s products are manufactured in our Photowatt France facility outside of Lyon, France. Photowatt USA, our facility in Albuquerque, New Mexico, performs certain module assembly operations for Photowatt International. Photowatt International, through its French and U.S. operations, sells its products under the Photowatt and Matrix brands to a network of independent solar power systems distributors and installers. Solar modules manufactured by Photowatt International are used by businesses, institutions and homeowners to generate electric power. Photowatt International has been developing and selling photovoltaic products since 1979. Photowatt International accounted for all of our combined revenue for our fiscal 2006 and for the nine months ended December 31, 2006.

Basis of presentation
      ATS currently owns, either directly or indirectly through its subsidiaries, substantially all of our assets and operations. Upon the completion of this offering, ATS will establish our business as a separate publicly-traded company. To accomplish the separation of our business from the other businesses of ATS, ATS will undertake a corporate reorganization upon the closing of this offering under which ATS will transfer our assets and operations to us. ATS shareholders approved this reorganization at a meeting of ATS shareholders held on October 27, 2006. For further information on this reorganization, see “Our Relationship with ATS — General — ATS reorganization relating to our company.” Immediately following this offering, assuming no exercise of the underwriters’ over-allotment option and no conversion into common shares of the amount owing by us to ATS under our intercompany loan as described under “Use of Proceeds,” ATS will own of record and beneficially approximately 57.8% of our common shares. If the underwriters exercise their over-allotment option in full, immediately following this offering ATS will own of record and beneficially approximately 54.4% of our common shares. If the underwriters do not exercise their over-allotment option and the amount owing by us to ATS under our intercompany loan is converted into our common shares as described under “Use of Proceeds,” then assuming an initial public offering price per share of $16.00, ATS will own of record and beneficially approximately 60.2% of our common shares. As long as ATS continues to control more than 50% of the voting power of our common shares, ATS will be able to direct the election of all of the members of our board and exercise a controlling influence over our business and affairs. In addition, provisions of our Shareholder Agreement with ATS provide ATS with certain rights for so long as ATS owns a significant percentage of our common shares. For more information, see “Risk Factors — As long as ATS controls us, you will have no ability to influence the outcome of matters requiring shareholder approval.”
      Our combined financial statements present our historical financial position, results of operations, changes in net investment and cash flows on a “carve-out” basis from ATS as if we had operated as a stand-alone entity. However, the combined financial statements may not necessarily be indicative of the results that would have been attained if we had operated as a stand-alone entity, or our results for any future periods.
      Our separation from ATS will affect our results of operations and financial condition in a number of ways. In particular, in the near term, we must assume certain support functions and replicate certain systems and infrastructure previously performed for or provided to us by ATS or one of its affiliates. In this regard, we have hired a number of individuals to perform these functions, and we believe we have made substantial progress in replicating the necessary systems, infrastructure and support functions utilized in our business. However, it will take significant additional management time and effort to ensure that we have successfully replicated these functions. We also must negotiate new or revised agreements with various third parties as a separate, stand-alone entity. In addition, we benefited from various economies of scale as part of ATS, including shared administrative functions. We expect that our costs in some cases will increase, including the costs of being a stand-alone publicly-traded entity and meeting the required corporate governance and reporting obligations.

Principal factors affecting our results of operations
      Our results of operations are affected by a number of factors, principally:

•	demand for our solar products, including the effects of government incentives for photovoltaic generation;

•	our production capacity and ability to produce and ship our products;

•	the availability of silicon;

•	technological developments;

•	the impact of competition on the pricing of our products; and

•	exchange rate fluctuations.

Demand for our solar products
      Growth in our business is, in part, a function of demand for solar products. Although the solar market remains at a relatively early stage of development, and the extent to which solar products will be widely adopted is uncertain, demand for solar products has grown significantly over the past decade. According to Solarbuzz, the global solar market, as measured by annual solar cell production, increased from 357 MW in 2001 to 1,656 MW in 2005, representing a compound annual growth rate of 46.8%. Solarbuzz projects that solar industry revenue will reach $18.6 billion by 2010, representing a compound annual growth rate of 14% from $9.8 billion in 2005.
      Demand for solar products is driven, in part, by government incentives that make the economic cost of solar power competitive with traditional forms of electricity. The unsubsidized cost of using solar energy is currently more expensive, on a per watt basis, than the retail cost of conventional hydroelectric, nuclear or fossil fuel-generated energy sources in most industrialized regions of the world. To the extent that government incentives increase, decrease or otherwise change, demand for our solar products and our results of operations may be materially affected.

Our production capacity and ability to produce and ship our products
      Demand for our solar products is currently greater than our capacity to produce them. As a result, we need to increase our production capacity to continue to grow. We plan to increase our annual solar module production capacity to approximately 400 MW by the end of calendar year 2011. If we are able, through our proposed business partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation, to successfully complete the development and process engineering necessary to commercialize our Spheral Solar technology, we expect that 140 MW of this aggregate manufacturing capacity will relate to Spheral Solar technology.
      We intend to implement our Photowatt International capacity expansion plan in three phases. In May 2006, we announced the first phase of our capacity expansion plan, which includes the expansion of Photowatt International’s annual ingot, wafer, cell and module manufacturing capacity from approximately 31 MW, 32 MW, 40 MW and 54 MW, respectively, to approximately 60 MW of integrated manufacturing capacity by March 2007. The second phase of our capacity expansion plan provides for construction of a second facility near Lyon, France on land immediately adjacent to our existing facility and for construction of a module assembly facility in Eastern Europe or another low-cost region that will increase our annual integrated manufacturing capacity to approximately 100 MW. We have begun the preliminary design of this phase of our expansion and plan to complete this phase in calendar 2008. The third phase of our expansion plan provides for an increase in our annual integrated manufacturing capacity in calendar years 2008 and 2009 by 60 MW as well as an additional 100 MW of annual integrated manufacturing capacity in calendar years 2010 through 2011 either through the expansion of existing facilities or construction of new facilities.
      If we are successful in completing the development required to commercialize our Spheral Solar technology through our proposed business partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation, we plan to invest in phase one of our development and commercialization program. Phase one will include increasing optical fused powder and spheral production capacity to support Clean Venture 21 Corporation’s cell production facilities and to invest in module development for building integrated product applications. If we are successful with phase one, in our second phase, we plan to expand our optical fused powder production, spheral production and module capacity in phased increments to match the proposed delivery of cells from Clean Venture 21 Corporation and Fujipream Corporation. The third phase of our Spheral Solar technology development plan will be the construction of our own cell manufacturing capacity, using Clean Venture 21 Corporation’s equipment and processes, commencing in 2009 to supplement the delivery of cells from Clean Venture 21 Corporation, to enable the manufacture of approximately 40 MW of cells in 2010 and 65 MW of cells in 2011 and to expand our total module capacity to 140 MW by the end of calendar year 2011. The second and third phases of our sphere and cell production program may be accomplished through a joint venture or similar arrangement with Clean Venture 21 Corporation.
      We plan to use proceeds from this offering to finance the first and second phases of our Photowatt International capacity expansion plan and the first phase of our prospective business partnership and cross-licensing arrangement for our Spheral Solar technology. We will need to raise additional capital to fund the third phase of our Photowatt International capacity expansion plan and the expansion of our Spheral Solar technology manufacturing capacity, assuming we successfully complete our development and process engineering. If we do not reach an agreement with Clean Venture 21 Corporation and Fujipream Corporation regarding a development program and decide not to proceed with the development of our Spheral Solar technology, we would apply the net proceeds of this offering and future capital we would have used to develop the Spheral Solar technology to Photowatt International for 140 MW of additional capacity expansion, the procurement of silicon supply contracts and investments that will enhance our manufacturing, silicon supply or research and development capabilities.

Availability of silicon
      Polysilicon is a specially processed form of silicon and is the primary raw material used to make crystalline solar cells. The increase in demand for solar cells has led to an industry-wide silicon shortage and to significant price increases in polysilicon that have increased our manufacturing costs in the past and are expected to impact our manufacturing costs and net income in the future. Polysilicon prices more than doubled during fiscal 2006, and we believe that supply shortages for polysilicon will continue into the first half of fiscal 2008 and possibly for some time thereafter. Photowatt France was able to partially offset the impact in fiscal 2006 of higher polysilicon costs by increasing its production efficiencies and producing thinner wafers. In general, thinner wafers result in lower production costs because more wafers can be produced from each polysilicon ingot. In addition, Photowatt France has also developed the ability to use a wide variety of silicon feedstock including powders and fines using optical fused powder and refined metallurgical silicon which broadens our sources of supply. However, to the extent that we employ refined metallurgical silicon in the production of our wafers without blending substantial amounts of polysilicon in the production mix, we expect to experience lower operating margins.
      Access to a secure supply of all the relevant forms of silicon continues to be a critical factor that could limit the production of wafers, spheres, cells and modules and the growth of our solar power business. Additionally, the success of our prospective business partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation to develop and commercialize spheral technology will depend in part on obtaining adequate supplies of silicon fines and powder, which are only available from a limited number of suppliers and which we have not yet secured. We believe that we have secured or identified sources of silicon for Photowatt International’s planned capacity to the end of September 2008. The majority of these silicon requirements are expected to be filled by inventory on hand and by firm supply contracts. We expect that the balance of our requirements will be satisfied by outstanding purchase orders with existing suppliers and by other identified sources. We are continuing to devote resources to securing additional supply to enable our operations to grow without interruption. We plan to:

•	enter into long term supply agreements for refined metallurgical silicon and polysilicon, including polysilicon ingots and wafers;

•	secure a supply of polysilicon powder and fines through agreements with companies that produce these by-products, and use our optical fused powder technology to process the powder and fines into polysilicon feedstock for use in our Photowatt International operations and for the manufacturing of spheres; we also intend to explore the possibility of licensing this technology to third-parties in exchange for long-term polysilicon supply agreements; and

•	purchase silicon, including polysilicon ingots and wafers, on the spot market, to the extent available and subject to appropriate pricing and terms.

Technological developments
      The solar industry is rapidly evolving and is characterized by continually improving technology providing more efficient and higher power output and improved aesthetics at competitive prices. These changes can positively impact demand for solar products generally, but also require us to continue to invest significant financial resources in research and development to remain competitive. Our advanced process technologies have significantly improved our productivity and increased the efficiency of our raw material usage, both of which have led to the lowering of the cost per watt of our products and improved our operating margins.
      Photowatt International. Photowatt International is engaged in the production and sale of solar modules and installation kits and provides solar power system design services. We have a long successful history of technological development at Photowatt International. We believe our strong capabilities in research and development and our vertically integrated production process are the key factors driving our ability to further develop our manufacturing process technology. Our integrated production process allows us to test different forms of silicon feedstock and make refinements to the manufacturing process and immediately determine and study the impact on solar cell and solar module efficiency. We are then able to implement changes to optimize and enhance the manufacturing process to reduce costs and improve cell quality. Specifically, the primary areas of technological improvement in Photowatt International have focused on:

•	expanding the types of silicon feedstock that we can use to manufacture solar cells;

•	developing capabilities that will allow us to reduce silicon usage per watt, such as enhancing our wire saw technology to reduce wafer thickness;

•	improving production yields; and

•	increasing cell efficiency levels.
      During the past several years we have achieved significant improvements in each of these areas. In addition, we expect to be able to mitigate in part the supply shortage and higher cost of polysilicon by producing commercially saleable cells from a wide variety of silicon feedstock including refined metallurgical silicon and polysilicon powder and fines. Our technological capabilities are also demonstrated by our reduction in silicon usage per watt. Silicon usage per watt decreased by 30% from 2004 to 2006 and our wafer thickness decreased during the same period from approximately 320 to 340 microns to approximately 180 to 220 microns. Photowatt International’s research and development and process improvements continue to achieve year-over-year improvements in production yields and cell efficiency levels.
      Spheral Solar. Spheral Solar is developing a technology for a light weight, flexible crystalline solar module designed to compete with both conventional crystalline and thin film technologies. Our Spheral Solar technology incorporates thousands of tiny silicon spheres, bonded between thin, flexible aluminum foil substrates to form solar cells. We believe that our Spheral Solar technology, if we are able to successfully develop it, would have advantages over conventional crystalline solar cells, including better aesthetics, greater durability, less use of silicon, lighter weight, multiple available colors, more applications and physical flexibility. Spheral Solar continues to work to develop our Spheral Solar technology with a goal of resolving manufacturing process issues required to achieve the yield efficiencies and throughput necessary for the commercialization of our Spheral Solar technology. We still need to commit significant resources to development and process engineering in an effort to commercially manufacture products using our Spheral Solar technology. Our target efficiency for our Spheral Solar technology at commercialization is approximately 10%, compared with our average solar cell efficiency of 15% for conventional solar cells.
      We are currently evaluating a proposed business partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation, two Japanese companies with expertise in the development and manufacture of solar products, to assist us in further developing and commercializing our Spheral Solar technology. In December 2006, we signed a non-binding letter of intent with Clean Venture 21 Corporation and Fujipream Corporation outlining the proposed terms of a business partnership and cross-licensing arrangement in which we and Clean Venture 21 Corporation would license certain intellectual property to each other, we would supply Clean Venture 21 Corporation with silicon spheres to be used in the production of solar cells and Clean Venture 21 Corporation would supply Fujipream Corporation with solar cells to be used in the production of solar modules. It is also contemplated that Fujipream Corporation will supply us with up to 50% of its output of cells or modules, at our option, which we will either sell or manufacture into building integrated photovoltaic products. Notwithstanding the supply arrangements contemplated by the letter of intent, the cross-licensing arrangement would ultimately enable Clean Venture 21 Corporation or us to manufacture products using the cross-licensed technology independent of the other parties. The letter of intent will be of no further effect if the parties do not enter into a definitive agreement by March 31, 2007.
      The development risk and technological challenges associated with our Spheral Solar technology have primarily related to the processes and equipment designed to incorporate our silicon spheres into solar cells. Our potential partnership and cross-licensing agreement with Clean Venture 21 Corporation and Fujipream Corporation may substantially resolve these challenges because Clean Venture 21 Corporation has demonstrated the ability to produce solar cells incorporating our silicon spheres using technology and processes that we believe may be more readily commercialized. Further technical investigation is required, but we believe that if our partnership and cross-licensing arrangement with Clean Venture 21 Corporation is consummated, the development risk and technological challenges, while not being eliminated, will be significantly reduced.
      If we were able to successfully develop and commercialize our Spheral Solar technology, we believe that there are market opportunities for our associated solar products where aesthetics, physical flexibility and low weight are critical. Although we have signed a non-binding letter of intent with Clean Venture 21 Corporation and Fujipream Corporation and, subject to further due diligence, intend to enter into a definitive agreement as soon as practicable, we have not yet negotiated commercial terms and may not reach an agreement with these two companies. Furthermore, we may not be able to obtain consent from Technology Partnerships Canada if such consent is necessary, we may not be able to overcome the technological challenges associated with commercialization, we may not be able to obtain adequate supplies of silicon powder and fines necessary for the success of the business partnership and cross-licensing arrangement, or the business partnership may otherwise be unsuccessful, in which case we may discontinue development of the technology at any time.
      Concurrent with this development and process engineering activity, we intend to continue to use proprietary production processes at Spheral Solar to convert certain forms of silicon into silicon feedstock for Photowatt International to use in its production, and to seek licensing opportunities for this technology.

Impact of competition on the pricing of our products
      The market for solar power products is intensely competitive and continually evolving. Although we experienced increased selling prices in fiscal 2005 and 2006 primarily due to strong end-market demand during those years and increases in silicon feedstock costs, we experienced price reductions for our solar products in fiscal 2004. When our competitors have historically lowered their product prices or increased them less than we otherwise would, competitive pressures have generally caused us to do the same. We expect that our results of operations will remain subject to market-driven pricing pressures of this nature, which are largely outside of our control.

Foreign exchange fluctuations
      For a discussion of the effects of foreign exchange fluctuations on our business, see “— Quantitative and Qualitative Disclosure About Market Risk — Foreign exchange risk.”

Revenue
      In fiscal 2004, 2005 and 2006, as well as the nine months ended December 31, 2006, all of our revenue from third parties was generated by our Photowatt International business segment, which includes Photowatt France and Photowatt USA. Our revenue is generated primarily from sales to solar product distributors and installers. In each of fiscal 2004, 2005 and 2006, our revenue was almost entirely from the sale of solar modules and cells. In fiscal 2006, we began to sell additional components of solar power systems in the form of installation kits and inverters and to provide certain design and project management services and contracting for solar module installation services.
      Our revenue is affected by our unit volumes shipped, average selling prices per watt and product mix. We have experienced year-over-year unit volume increases in our solar power products for the past three years, as we have continued to increase our production. We experienced price reductions for our solar products in fiscal 2004 and increased selling prices in fiscal 2005 and 2006. Average selling prices were approximately 15% higher in fiscal 2006 as compared to those in fiscal 2004, primarily due to strong end-market demand during those years and increases in silicon feedstock costs. During fiscal 2007, the industry began to experience decreases in selling prices although the current levels remain higher than in prior years.
      Sales to our customers are typically made through non-exclusive, short-term purchase order arrangements, and our customers generally change from year-to-year. In fiscal 2004, two customers accounted for 41% of our revenue. In fiscal 2005, two customers accounted for 55% of our revenue, and in fiscal 2006, three customers accounted for 46% of our revenue. We cannot be certain that our existing customers will generate significant revenue for us in the future or that these customer relationships will continue. For more information, see “Risk Factors — We expect that our significant customer concentration will continue to expose us to potentially significant fluctuations or declines in our revenue” and “Risk Factors — Because we operate on a purchase order basis with our largest customers, our financial results, including gross margins, may suffer if purchase orders were changed or cancelled.”

Expenses

Cost of revenue
      Our cost of revenue primarily consists of:

•	silicon feedstock of various types, including chunks, granules, powder and fines;

•	purchases of silicon ingots, wafers and solar cells from third parties as required to balance production;

•	various raw materials, including tempered glass, plastic films, tedlar, anti-reflective and aluminum coatings, metal frames, connecting systems, crucibles and aluminum foil;

•	direct labor, including salaries and benefits of personnel directly involved in manufacturing activities; and

•	factory overhead, including facility leasing, utility, maintenance of production equipment and other support expenses associated with the manufacturing of our solar products.
      We expect our total cost of revenue to increase as we bring on additional capacity and increase our production volumes. From fiscal 2004 to 2006, as a percentage of revenue on a per-watt basis, the cost of silicon feedstock has increased but remained at less than 20% of revenue, despite the increasing silicon feedstock prices, primarily as a result of increased economies of scale and improved internal operating efficiencies and increased market prices for our products. Increases in the price of silicon feedstock, wafers and cells charged by our suppliers will also contribute to higher cost of revenue going forward, and we will probably not be able to offset higher silicon costs with increased efficiency gains.
      Prior to the third quarter of fiscal 2006, the expenditures designed to advance the commercialization of our Spheral Solar technology were capitalized as deferred development, as they met the criteria for deferred development under Canadian GAAP. Beginning in the third quarter of fiscal 2006, these expenditures were no longer capitalized and began to be expensed, with these costs being charged to our combined statements of earnings (loss) (including cost of revenue, amortization, and research and development expenses), because the maximum time period during which we had determined to defer them had elapsed.

Research and development
      Research and development expenses are presented net of government grants and primarily relate to raw materials used in our research and development activities, research and development personnel costs, and prototype and equipment costs related to the design, development, testing and enhancement of our products and process technologies. Research costs are expensed as incurred. Development costs that meet the Canadian GAAP criteria for deferral are deferred and amortized over the period over which we expect to benefit from the resulting product or process.
      Prior to the third quarter of fiscal 2006, we deferred the majority of the costs associated with our Spheral Solar technology as development costs. Beginning in the third quarter of fiscal 2006, we began to expense these costs. As at March 31, 2006, we determined that the carrying value of the Spheral Solar technology development costs was in excess of their associated estimated undiscounted future cash flows, and the associated asset was written down. For more information, see “— Results of Operations — Results of operations for fiscal year 2006 compared with fiscal year 2005 — Earnings (loss) from operations.”

Amortization
      Our amortization expense primarily relates to amortization of our manufacturing equipment, facilities and intangible assets for both Photowatt International and Spheral Solar. With the capacity that we have added over the past several years and that we plan to add, we expect the amortization expense recorded by

Photowatt International to continue to increase. At the end of fiscal 2006, a significant amount of Spheral Solar’s production equipment was written down to a nominal value, and as a result, amortization costs related to Spheral Solar have decreased from fiscal 2006. Further capital investments may be required, which would increase amortization. For more information, see “— Results of Operations — Results of operations for fiscal year 2006 compared with fiscal year 2005 — Earnings (loss) from operations.”

Selling and administrative
      Selling and administrative expenses consist primarily of salaries, benefits, performance incentive costs, and stock-based compensation costs related to sales, marketing, administrative, finance and human resources personnel in Canada, France and the United States; travel and living expenses; marketing, trade shows and advertising; capital taxes; allowance for doubtful accounts; fees and expenses of legal, accounting, tax and other professional services; and foreign exchange gains and losses. We expect that our selling and administrative costs will increase as we increase our sales efforts, hire additional personnel, launch new business initiatives and programs, improve our information technology infrastructure and incur other costs related to the anticipated growth of our business. Furthermore, we also have experienced and expect to continue to experience significant increases in selling and administrative costs as a result of becoming a listed public company in the United States and Canada upon completion of this offering.

Asset impairment charge
      We regularly review the net recoverable amount of our deferred development costs and long lived assets. The asset impairment charge in fiscal 2006 relates to write-downs of these costs and assets as required as a result of these reviews. See “— Results of Operations — Results of operations for fiscal year 2006 compared with fiscal year 2005 — Earnings (loss) from operations.”

Corporate costs
      Corporate costs include “Photowatt corporate costs” which were incurred directly by us and include legal, compliance, personnel, finance and other corporate costs not directly associated with a segment. Corporate costs also include shared corporate costs which represent an estimate of costs attributable to our business for services that were provided by ATS or one of its affiliates in the past. These expenses primarily relate to an allocation of ATS corporate personnel costs to provide functions including tax, legal, compliance, finance and operational consulting. The costs are included in our combined financial statements and are based on certain assumptions that are intended to allocate estimated expenses directly attributable to us. The allocations and expenses do not necessarily represent the expenses that we would have incurred if we had operated on a stand-alone basis. Included in shared corporate costs is an allocation of amortization related to the building that Spheral Solar occupies that immediately prior to completion of this offering will be leased by us from ATS. See “Our Relationship with ATS — Agreements Between ATS and Us — Lease Agreement.”

Interest (income) expense
      Interest expense in the periods presented primarily arose from interest payable on intercompany loans from ATS. At the time of the closing of this offering, we expect to owe approximately $25 million to ATS pursuant to an intercompany loan to be provided by ATS that we expect either to repay after the closing of this offering through the application of the net proceeds from this offering or to be converted into our common shares, in each case as described under “Use of Proceeds.” We expect we may incur interest expense in future periods in relation to our current credit facilities and debt we may incur to fund our manufacturing capacity expansion plans.

Provision for income taxes
      As required by Canadian GAAP for carve-out financial statements, income taxes have been recorded at statutory rates based on income taxes as reported in the combined statements of earnings (loss) as though we were a separate tax paying entity. Income taxes payable or recoverable in respect of the components of our combined operations that were not historically separate tax paying legal entities have been included in the account recording ATS’ net investment. Future income taxes have been presented in the combined balance sheets for each temporary difference between the financial reporting and tax basis of the assets and liabilities. In addition, future income tax assets have been recognized to the extent that they would have been realized as though we were a separate tax paying entity. Future income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized in the foreseeable future. No future income tax assets have been recorded for the losses related to Spheral Solar, Photowatt USA and Spheral Solar Power, Inc.
      Our provision for income taxes for the fiscal years 2004, 2005 and 2006 and the nine months ended December 31, 2005 and 2006 was $1.1 million, $3.8 million, $5.6 million, $3.8 million and $4.2 million, respectively. This provision for income taxes primarily reflects the income taxes payable on the net earnings of Photowatt France, as our Canadian and U.S. operations have tax losses for which future income tax assets have not been recognized.

Critical accounting policies
      The preparation of our combined financial statements requires us to make estimates and judgments that affect (i) our reported amounts of assets and liabilities, (ii) revenue and expenses in the respective fiscal periods, and (iii) the disclosure of contingent liabilities and assets at the date of the combined financial statements. We base our estimates on historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future, based on available information and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates as a result of new information, future events or otherwise.
      We believe that the following accounting policies involve the most significant judgments and estimates used in the preparation of our combined financial statements:
      Revenue recognition: Revenue is recognized when earned, which is generally at the time of shipment and when title is transferred to the customer, provided that collection is reasonably assured, the sales price is fixed and determinable, and the rights and risks of ownership have passed to the customer. As of December 31, 2006, we did not have any significant post-shipment obligations, such as installation, training or customer acceptance clauses, with any of our customers that we believe would have an impact on historical revenue recognition.
      Revenue on certain long-term design, project management and/or installation services contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred as a percentage of total costs anticipated for each contract. Incentive awards, claims or penalty provisions are recognized when such amounts are likely to accrue and can reasonably be estimated. Complete provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.
      Warranty reserves: It is customary in our business and industry to warrant or guarantee the performance of traditional solar panels at certain levels of conversion efficiency for extended periods, often as long as 25 years. We provide for the estimated costs of product warranties for the products of Photowatt International at the time revenue is recognized. Our estimates of product warranty costs are based upon our historical experience and expectations of future return rates and unit warranty repair costs. To the extent our actual product failure rates and associated costs differ from our estimates, revisions to the estimated warranty liability would be required. Based on our experience, warranty costs have been de minimis, and as a result we do not have any significant warranty reserves. If in the future our experience changes, we will take a warranty reserve to the extent appropriate.
      Allowance for doubtful accounts: We maintain an allowance for doubtful accounts primarily based on our assessment of historical bad debts, factors surrounding the credit risk of specific customers and current economic trends. If there is a deterioration of a major customer’s creditworthiness or actual defaults are higher than our historical experience, we may be required to increase our allowance for doubtful accounts.
      Foreign currency translation: The functional currencies of Photowatt France, Spheral Solar and Photowatt USA are the euro, Canadian dollar and U.S. dollar, respectively. For the purposes of our combined financial statements, the functional currency is the Canadian dollar and the reporting currency is the U.S. dollar. As our subsidiaries are self-sustaining, the accounts of our foreign subsidiaries are translated into U.S. dollars using the current rate method under which assets and liabilities are translated at the exchange rate prevailing at the year-end and revenues and expenses at average rates during the year. Gains or losses on translation are not included in the combined statements of earnings (loss) but are deferred and included in cumulative translation adjustment, a separate component of group equity.
      Other monetary assets and liabilities, including long-term monetary assets and liabilities, which are denominated in foreign currencies, are translated into the respective functional currency of each entity at period-end exchange rates, and transactions included in earnings are translated at rates prevailing during the period. Exchange gains and losses resulting from the translation of monetary assets and liabilities are included in the combined statements of earnings (loss).
      Inventories: Raw materials are valued at the lower of cost and replacement cost. Work-in-process and finished goods inventory are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and applicable share of manufacturing overhead. Cost is determined on a first-in, first-out basis.
      Property, plant and equipment: Property, plant and equipment are recorded at cost. Amortization is computed using the following methods and annual rates:

Asset	Basis	Rate

Buildings	Straight-line	15 years
Production equipment	Straight-line	5 to 10 years
Other equipment and furniture	Declining-balance	20%
	Straight-line	5 to 7 years
      Goodwill: Goodwill represents the excess of the cost of an acquired enterprise over the net of the fair values assigned to the assets acquired and liabilities assumed, less any subsequent impairment write-down. Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Goodwill presented in the combined financial statements relates to our purchase of Photowatt France.
      Intangible assets: Intangible assets, which are patents and licenses on technologies, are recorded at cost and amortized over their estimated economic life of 10 to 17 years.
      Impairment of long-lived assets: We review long-lived assets such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the total of the expected undiscounted cash flows is less than the carrying value of the asset, a loss, if any, is recognized for the excess of the carrying value over the fair value of the asset. During the year ended March 31, 2006, we determined that the carrying value of certain property, plant and equipment and intangible assets was in excess of their associated estimated undiscounted future cash flows, and the assets were written down to their fair value as further described in note 15 to our combined annual financial statements.
      Research and development costs: Research costs are expensed as incurred. Development costs which meet generally accepted criteria for deferral are deferred and amortized over the period over which we expect to benefit from the resulting product or process. Subject to meeting the generally accepted criteria for deferral, we capitalize both direct and indirect costs with respect to ventures which are in the development stage.
      Deferred development costs are reviewed annually for recoverability or whenever events or circumstances indicate that the carrying value may not be recoverable. When the criteria that previously justified the deferral of costs are no longer met, the unamortized balance is written off as a charge to earnings in that period. When the criteria for deferral continue to be met, but the amount of deferred development costs that can reasonably be regarded as assured through recovery of related future revenue less relevant costs is exceeded by the unamortized balance of such costs, the excess is written off as a charge to earnings in that period. During the year ended March 31, 2006, we determined that the carrying value of certain deferred development costs was in excess of their associated estimated undiscounted future cash flows and the assets were written down as further described in note 15 to our combined annual financial statements.
      Income taxes: We use the liability method of accounting for income taxes. Under the liability method of accounting for income taxes, future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.
      We continue to assess, on an ongoing basis, the degree of certainty regarding the realization of future income tax assets and whether a valuation allowance is required.
      Investment tax credits and government assistance: Investment tax credits and government assistance are accounted for as a reduction in the cost of the related asset or expense when there is reasonable assurance that such credits or assistance will be realized.
      Stock-based compensation plans: For all employee stock option awards granted on or after April 1, 2003, we recognize compensation using the fair value based method of accounting for stock-based compensation.
      We have accounted for all employee stock options granted before April 1, 2003 as capital transactions with the provision of pro forma disclosure for those awards granted between April 1, 2002 and March 31, 2003. Pro forma disclosures present net earnings and earnings per share as if the compensation cost for our stock option plan had been determined and recorded based on the fair value of options awarded for the year ended March 31, 2003. No pro forma disclosure is provided for stock options awarded prior to April 1, 2002.
      The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of our control. If other assumptions were used, stock-based compensation expense could be significantly impacted. As stock options are exercised, the proceeds received on exercise, in addition to the previously recognized expense related to those stock options, are credited to net investment.
      For those options which can be settled in cash at the holder’s option, a liability is recognized for the cash settlement value. This liability is adjusted each reporting period with the corresponding charge to the combined statements of earnings (loss).

Results of Operations

Results of operations for the nine months ended December 31, 2006 compared with the nine months ended December 31, 2005
      The following table provides a comparison of our revenue and expenses for the periods indicated:

	Nine Months Ended
	December 31,

	2005	2006

	(U.S. dollars in
	thousands)
Revenue	$87,176	$99,441
Operating costs and expenses:
Cost of revenue	65,993	71,828
Research and development	4,246	9,456
Amortization	5,957	6,559
Selling and administrative	5,900	10,293
Shared corporate costs	480	879

	82,576	99,015
Earnings from operations	4,600	426
Interest expense	946	2,721
Provision for income taxes	3,798	4,223

Net loss	$(144)	$(6,518)

      Revenue. External revenue was entirely derived from Photowatt International. Strong market demand continues to drive the revenue for solar products, which is primarily a result of attractive government incentive programs in Europe. For the nine months ended December 31, 2006, revenue was $99.4 million, or 14% higher than the same period of 2005. Product pricing increases positively impacted revenue by approximately $7.4 million. However, this increase was partially offset by a decline in volume sold, primarily from the Albuquerque facility, which reduced revenue by approximately $1.3 million. Incremental revenue also included new product offerings, including the sale of installation kits and inverters of $3.2 million and $1.1 million in revenues related to a contract for the construction of several turnkey solar powered stations. In the nine months ended December 31, 2005, sales for these types of products and services were $0.4 million. From October to December 2006, we sold approximately 2,300 modules produced using refined metallurgical silicon for approximately $0.8 million. Customer orders for approximately 29 MW of modules produced using refined metallurgical silicon have now been received. Changes in the exchange rate between the U.S. dollar and the euro increased total revenue for the nine months ended December 31, 2006 by an estimated 3% compared to the nine months ended December 31, 2005.
      Revenue growth at Photowatt France was partially offset by a longer than usual summer factory shutdown in August 2006 which had been undertaken in order to support the planned reorganization of existing equipment for the current capacity expansion underway as described above under “— Overview — Principal factors affecting our results of operations — Our production capacity and ability to produce and ship our products.” Management estimates that the lost revenue potential from this additional one week shutdown during the second quarter was approximately $1.5 million. Photowatt International returned to expected levels of production following the end of the shutdown period.
      During the nine months ended December 31, 2006, Photowatt International diversified its revenue by putting a greater focus on penetrating geographic markets outside Germany, particularly in Spain. As a result, revenue from Spain increased to $37.1 million for the nine months ended December 31, 2006, compared to $12.6 million in the nine months ended December 31, 2005. This decision to target markets outside Germany

(traditionally Photowatt International’s largest market) reflects increased government subsidies in Spain and the reduction of government subsidies for solar products in Germany.
      The following table sets forth the geographic sources of our revenue:

	Nine Months Ended December 31,

	2005	Percent	2006	Percent

	(U.S. dollars in thousands)
Spain	$12,570	14%	$37,092	37%
Germany	47,543	55	32,436	33
Italy	5,045	6	5,664	6
Rest of Europe	10,139	12	16,949	17
United States	8,271	9	3,979	4
Canada	55	N/M	17	N/M
Other	3,553	4	3,304	3

Total	$87,176	100%	$99,441	100%

      Cost of revenue. For the nine months ended December 31, 2006, cost of revenue from Photowatt International was $71.5 million, representing 72% of revenue, compared to $65.1 million, or 75% of revenue, in the nine months ended December 31, 2005. Silicon pricing increases increased cost of revenues by approximately $4.0 million in the nine months ended December 31, 2006, compared to the nine months ended December 31, 2005. This was partially offset by a reduction in the number of grams used per watt manufactured, resulting from improved production processes. During the three months ended December 31, 2006, we produced approximately 4,900 modules using refined metallurgical silicon, which represented 7% of third quarter module production. To date, over 8,200 modules have been manufactured using refined metallurgical silicon. In the short term, it is expected that the increased production of metallurgical silicon modules will increase cost of revenue as a percentage of revenue, due to the higher costs per watt associated with this type of product.
      Included in cost of revenue during the nine months ended December 31, 2006 are expenses of $1.5 million incurred to prepare our manufacturing facility for the current capacity expansion underway as described above, including incremental labor costs, and incremental overhead costs associated with new equipment and manufacturing processes, which have been incurred prior to our expanded facility operating at full capacity. Cost of revenue for the nine months ended December 31, 2006 also included $1.0 million related to revenue from the turnkey solar powered stations contract.
      For the nine months ended December 31, 2006, Spheral Solar cost of revenue represented the cost of processed polysilicon shipped to Photowatt France for use in the production of cells and modules. The elimination of inter-segment cost of revenue represents the elimination of Spheral Solar cost of revenue on sales to Photowatt France, and includes the release of intercompany profit when the polysilicon has been manufactured into finished product that has been sold to external customers. For the nine months ended December 31, 2005, cost of revenue includes costs associated with our strategy at that time to ramp up production for commercialization of our Spheral Solar technology.

	Nine Months Ended December 31,

	2005		2006

		Cost of Revenue		Cost of Revenue
	Cost of	as a % of	Cost of	as a % of
	Revenue	combined revenue	Revenue	combined revenue

	(U.S. dollars in thousands)
Photowatt International	$65,115	75%	$71,485	72%
Spheral Solar	878	1	2,201	2
Elimination of inter-segment cost of revenue	—	—	(1,858)	(2)

Combined	$65,993	76%	$71,828	72%

      Research and development. Research and development expenses increased from $4.2 million for the nine months ended December 31, 2005 to $9.5 million for the nine months ended December 31, 2006. Photowatt International increased research and development costs during the nine months ended December 31, 2006 over the comparable prior year period by $0.9 million, primarily due to increased labor, materials and equipment rental costs. The increased research and development costs in Photowatt International were in support of a number of initiatives designed to increase cell efficiency of both solar grade and refined metallurgical grade photovoltaic cells and modules, and initiatives to reduce overall costs of production and improve manufacturing yields. Spheral Solar’s increase in research and development expenses for the nine months ended December 31, 2006 was primarily related to costs of the development of our Spheral Solar technology that are no longer being capitalized as deferred development costs. For the six months ended September 30, 2005, all development costs were deferred. During the three months ended December 31, 2005, significant costs for labour, materials and overheads were incurred while attempting to develop production processes that would operate on an economically feasible basis. These costs were significantly reduced beginning in the first quarter of fiscal 2007 when it was decided to take a different approach to resolving the process issues. The following table summarizes the breakdown of research and development expenses between our segments:

	Nine Months Ended December 31,

	2005		2006

		R&D as a %		R&D as a %
		of combined		of combined
	R&D	revenue	R&D	revenue

	(U.S. dollars in thousands)
Photowatt International	$463	1%	$1,336	1%
Spheral Solar	3,783	4	8,120	8

Combined	$4,246	5%	$9,456	9%

      Amortization. For the nine months ended December 31, 2006, our amortization was $6.6 million, or 10% higher than for the nine months ended December 31, 2005. Photowatt International’s amortization increase of 34% for the nine months ended December 31, 2006 compared to the nine months ended December 31, 2005 primarily related to capital expenditures made during fiscal 2006 to increase our capacity. Spheral Solar’s amortization for the nine months ended December 31, 2006 related primarily to equipment used in the processing of polysilicon powder and fines. Prior to September 30, 2005 all amortization had been deferred as development costs. For the three months ended December 31, 2005, amortization was related to production equipment and equipment used in the development of the Spheral Solar technology. During the fourth quarter of fiscal 2006, an impairment charge was recognized on the majority of this equipment resulting in lower charges beginning in fiscal 2007. Please see note 15 of our combined annual financial statements. The following table summarizes the breakdown of the amortization between our segments:

	Nine Months Ended December 31,

	2005		2006

		Amortization as a		Amortization as a
		% of combined		% of combined
	Amortization	revenue	Amortization	revenue

	(U.S. dollars in thousands)
Photowatt International	$4,538	5%	$6,061	6%
Spheral Solar	1,419	2	498	1

Combined	$5,957	7%	$6,559	7%

      Selling and administrative. For the nine months ended December 31, 2006, our selling and administrative expenses were $10.3 million compared to $5.9 million for the nine months ended December 31, 2005. Photowatt International’s selling and administrative expenses of $6.7 million increased due to an increase in the number of staff, including sales staff in support of our new product lines, increases in the average wage per employee, higher incentive compensation of $0.3 million related to increased profitability at Photowatt International, and an increase in other costs related to the preparation for the current capacity expansion program. Photowatt France has an incentive compensation plan under which payments are primarily based on a percentage of earnings and are paid to employees at all levels who meet certain criteria. Selling and administrative expenses at Spheral Solar of $1.9 million include wages related to administrative personnel, $0.6 million of severance costs associated with the reduction in Spheral Solar’s staff, and legal, professional and consulting costs of approximately $0.4 million not associated with our initial public offering. Photowatt corporate costs increased due to increased expenditures related to preparation for this offering, including increased corporate infrastructure and personnel costs. The following table summarizes the breakdown of selling and administrative expenses between our segments:

	Nine Months Ended December 31,

	2005		2006

		S&A as a % of		S&A as a % of
	S&A Costs	combined revenue	S&A Costs	combined revenue

	(U.S. dollars in thousands)
Photowatt International	$5,144	6%	$6,666	7%
Spheral Solar	605	1	1,940	2
Photowatt corporate costs	151	N/M	1,687	1

Combined	$5,900	7%	$10,293	10%

      Shared corporate costs. For the nine months ended December 31, 2006, our shared corporate costs were $0.9 million, or 83% higher than for the nine months ended December 31, 2005. This increase was primarily due to allocated facilities costs in Cambridge, Ontario.

Earnings (loss) from operations
      For the nine months ended December 31, 2006, earnings from operations were $0.4 million compared with $4.6 million of earnings from operations in the nine months ended December 31, 2005. Increased earnings from Photowatt International were more than offset by increased losses in Spheral Solar and corporate costs.
      Photowatt International’s earnings from operations for the nine months ended December 31, 2006 were $13.9 million, or 17% higher than for the nine months ended December 31, 2005. This increase was primarily due to product pricing increases and our broadened product offerings, which offset the impact of higher silicon costs, costs associated with the new capacity expansion, additional spending on research and development, and $1.5 million of higher amortization relating primarily to the fiscal 2006 purchases of production equipment.

      Spheral Solar’s loss from operations for the nine months ended December 31, 2006 was $9.2 million compared with a loss from operations of $6.7 million for the nine months ended December 31, 2005. The increase in operating loss was primarily due to the deferral of all operating costs relating to the development of Spheral Solar technology that were capitalized as deferred development costs until September 30, 2005.
      In January 2007, Spheral Solar reduced its workforce by 19 personnel and severance costs of $0.6 million are expected to be incurred during the fourth quarter. Spheral Solar’s workforce now stands at approximately 60 personnel.
      Corporate costs for the nine months ended December 31, 2006 increased by $1.9 million due to increased corporate infrastructure and personnel costs associated with our becoming a public company. Inter-segment eliminations represent profit that is deferred until the underlying shipments of silicon between Spheral Solar and Photowatt International are converted to third-party revenue.

	Nine Months Ended December 31,

	2005		2006

		Earnings (loss)		Earnings (loss)
	Earnings	from operations	Earnings	from operations
	(loss) from	as a % of	(loss) from	as a % of
	operations	combined revenue	operations	combined revenue

	(U.S. dollars in thousands)
Photowatt International	$11,916	14%	$13,893	14%
Spheral Solar	(6,685)	(8)	(9,229)	(9)
Corporate costs	(631)	(1)	(2,566)	(3)
Inter-segment eliminations	—	—	(1,672)	(2)

Combined	$4,600	5%	$426	N/M

      Interest expense. For the nine months ended December 31, 2006, our interest expense was $2.7 million, compared with $0.9 million for the nine months ended December 31, 2005. The increase in interest expense primarily related to interest charged on certain indebtedness owing to ATS.
      Provision for income taxes. For the nine months ended December 31, 2006, our provision for income taxes was $4.2 million, compared with $3.8 million for the nine months ended December 31, 2005. The provision has increased for the nine months ended December 31, 2006 primarily due to the increased earnings before tax of Photowatt International as compared to the nine months ended December 31, 2005. No future income tax benefit has been recognized related to loss carryforwards or other temporary differences in the Spheral Solar segment or Photowatt USA.

Results of operations for fiscal year 2006 compared with fiscal year 2005
      The following table provides a comparison of our revenue and expenses for the periods indicated:

	Fiscal Year Ended
	March 31,

	2005	2006

	(U.S. dollars in
	thousands)
Revenue	$113,019	$120,921
Operating costs and expenses:
Cost of revenue	89,930	88,998
Research and development	678	9,252
Amortization	5,420	9,680
Selling and administrative	5,855	9,088
Asset impairment charge	—	94,290
Shared corporate costs	589	717

	102,472	212,025
Earnings (loss) from operations	10,547	(91,104)
Interest expense	3	1,666
Provision for income taxes	3,761	5,610

Net earnings (loss)	$6,783	$(98,380)

      Revenue. For fiscal 2006, our revenue, which was entirely derived from Photowatt International, was $120.9 million, or 7% higher than in fiscal 2005. This increase was primarily due to higher production volumes (approximately 2% higher than the prior year) and product price increases (approximately a 10% increase over the prior year). Changes in the exchange rate between the U.S. dollar and the euro decreased fiscal 2006 total revenue by an estimated 3% compared to fiscal 2005.
      The following table sets forth the geographic sources of our revenue:

	Fiscal Year Ended March 31,

		Percent		Percent
	2005	in 2005	2006	in 2006

	(U.S. dollars in thousands)
Germany	$87,055	77%	$60,122	49%
Spain	7,241	6	20,142	17
Italy	3,511	3	7,567	6
Rest of Europe	7,599	7	9,676	8
United States	5,360	5	16,504	14
Canada	150	N/M	23	N/M
Other	2,103	2	6,887	6

Total	$113,019	100%	$120,921	100%

      Cost of revenue. For fiscal 2006, our cost of revenue, which was almost entirely derived from Photowatt International, was $89.0 million, representing 74% of revenue, compared to $89.9 million or 80% of revenue in fiscal 2005. Several factors impacted the cost of revenue as compared to the prior year. By improving production yields, realizing efficiencies relating to economies of scale, and through improvements in the production process leading to reduced other material costs, cost of revenue was reduced by 7% as a percentage of revenue. Although silicon costs were higher in fiscal 2006 compared to fiscal 2005, these cost increases were largely mitigated by a reduction in the number of grams used per watt manufactured.

      Research and development. Research and development expenses increased from $0.7 million in fiscal 2005 to $9.3 million in fiscal 2006 as a result of research and development costs associated with Spheral Solar technology that were expensed in the third and fourth quarters of fiscal 2006 but were capitalized as deferred development costs in fiscal 2005. The following table summarizes the breakdown of research and development expenses between our segments:

	Fiscal Year Ended March 31,

	2005		2006

		R&D as a % of		R&D as a % of
		combined		combined
	R&D	revenue	R&D	revenue

	(U.S. dollars in thousands)
Photowatt International	$678	1%	$619	1%
Spheral Solar	—	—	8,633	7

Combined	$678	1%	$9,252	8%

      Amortization. For fiscal 2006, our amortization was $9.7 million, or 79% higher than in fiscal 2005. This increase was primarily due to the inclusion of Spheral Solar technology amortization for the third and fourth quarters of fiscal 2006 in the combined statements of earnings (loss) and increased amortization at Photowatt France primarily related to capital expenditures made to increase capacity in fiscal 2005 and 2006. The following table summarizes the breakdown of the amortization between our segments:

	Fiscal Year Ended March 31,

	2005		2006

		Amortization as		Amortization as
		a % of		a % of
	Amortization	combined revenue	Amortization	combined revenue

	(U.S. dollars in thousands)
Photowatt International	$5,420	5%	$6,252	5%
Spheral Solar	—	—	3,428	3

Combined	$5,420	5%	$9,680	8%

      Selling and administrative. For fiscal 2006, our selling and administrative expenses were $9.1 million, or 55% higher than in fiscal 2005. This increase was primarily due to the inclusion of the Spheral Solar selling and administrative expenses for the third and fourth quarters of fiscal 2006 in the combined statements of earnings (loss). Photowatt International selling and administrative expenses increased $1.0 million from fiscal 2005 to fiscal 2006 primarily as a result of increased incentive compensation related to increased profitability. Photowatt France has an incentive compensation plan under which payouts are primarily based on a percentage of earnings and are paid to employees at all levels who meet certain criteria. Spheral Solar fiscal 2005 selling and administrative expenses relate primarily to foreign exchange gains. The following table summarizes the breakdown of the selling and administrative costs between our segments:

	Fiscal Year Ended March 31,

	2005		2006

		S&A as a % of		S&A as a % of
		combined		combined
	S&A Costs	revenue	S&A Costs	revenue

	(U.S. dollars in thousands)
Photowatt International	$6,258	5%	$7,251	6%
Spheral Solar	(403)	N/M	1,511	1
Photowatt corporate costs	—	—	326	N/M

Combined	$5,855	5%	$9,088	7%

      Asset impairment charge. Due to ongoing significant technical challenges associated with the commercialization of Spheral Solar technology and due to the current uncertainty in resolving these challenges and resulting delays in realizing cash flows from the investment in Spheral Solar technology, Canadian GAAP required that we recognize an after-tax, non-cash asset impairment charge of $94.3 million (pre-tax $94.3 million) against our Spheral Solar technology deferred development costs and other long-lived assets in the fourth quarter of fiscal 2006. Deferred development costs were written down by $41.0 million, property, plant and equipment was written down by $51.9 million, and intangible assets were written down by $1.4 million for a total impairment charge of $94.3 million. Total assets recorded on our combined balance sheet related to Spheral Solar after this adjustment were approximately $11.3 million at March 31, 2006, consisting of $4.6 million of current assets, $4.2 million of long-lived assets, and $2.5 million of other assets. Total assets at March 31, 2005 related to Spheral Solar technology were $86.9 million.
      Shared corporate costs. For fiscal 2006, our shared corporate costs were $0.7 million, or 22% higher than in fiscal 2005. This increase was primarily due to allocated facilities costs in Cambridge, Ontario.

Earnings (loss) from operations
      For fiscal 2006, our loss from operations was $91.1 million, compared with $10.5 million of earnings from operations in fiscal 2005. This change was primarily due to the inclusion of Spheral Solar’s loss from operations in fiscal 2006, which was only partially offset by an increase in Photowatt International’s earnings from operations in fiscal 2006 compared with fiscal 2005. Spheral Solar’s loss from operations in fiscal 2006 was $109.8 million, compared with earnings from operations of $0.2 million in fiscal 2005. This change was primarily due to the after-tax, non-cash asset impairment charge of $94.3 million (pre-tax $94.3 million) against our Spheral Solar technology deferred development costs and other long-lived assets (see “— Asset impairment charge” above) and continuing expenditures in the third and fourth quarters designed to advance the commercialization plan for our Spheral Solar technology. Prior to the third quarter of fiscal 2006, these continuing expenditures were capitalized as deferred development costs. Photowatt International’s earnings from operations in fiscal 2006 were $19.8 million, or 81% higher than in fiscal 2005, and represented 16% of Photowatt International’s revenue, compared with 10% in fiscal 2005. This increase was primarily due to an increase in annual production, price increases and significant improvements in production yields, throughput gains, and manufacturing cost reductions reflecting the benefits of capital investments. These factors more than offset the impact of higher silicon costs in fiscal 2006 compared with fiscal 2005.

	Fiscal Year Ended March 31,

	2005		2006

		Earnings (loss)		Earnings (loss)
		from		from
		operations as		operations as
	Earnings	a % of	Earnings	a % of
	(loss) from	combined	(loss) from	combined
	operations	revenue	operations	revenue

	(U.S. dollars in thousands)
Photowatt International	$10,948	10%	$19,780	16%
Spheral Solar	188	N/M	(109,841)	(90)
Corporate costs	(589)	(1)	(1,043)	(1)

Combined	$10,547	9%	$(91,104)	(75)%

      Interest expense. For fiscal 2006, our interest expense was $1.7 million, compared with $3 thousand in fiscal 2005. The fiscal 2006 interest expense related primarily to interest expense on certain indebtedness owing to ATS that was included as part of ATS’ net investment in us. During fiscal 2005, no interest expense was charged related to ATS’ net investment in us.
      Provision for income taxes. For fiscal 2006, our provision for income taxes was $5.6 million, compared with $3.8 million in fiscal 2005. The provision for income taxes relates primarily to the earnings of Photowatt

International, and the increase in fiscal 2006 compared with fiscal 2005 was mainly due to the increased earnings of Photowatt International.

Results of operations for fiscal year 2005 compared with fiscal year 2004
      The following table provides a comparison of our revenue and expenses:

	Fiscal Year Ended
	March 31,

	2004	2005

	(U.S. dollars in
	thousands)
Revenue	$65,855	$113,019
Operating costs and expenses:
Cost of revenue	52,859	89,930
Research and development	1,236	678
Amortization	4,466	5,420
Selling and administrative	4,708	5,855
Shared corporate costs	415	589

	63,684	102,472
Earnings from operations	2,171	10,547
Interest (income) expense	(64)	3
Provision for income taxes	1,130	3,761

Net earnings	$1,105	$6,783

      Revenue. For fiscal 2005, our revenue, which was entirely derived from Photowatt International, including its facility in the United States, was $113.0 million, or 72% higher than in fiscal 2004. The increase in revenue from 2004 to 2005 is primarily due to increased production volumes (approximately 70% higher than the prior year) related to our capacity expansion and increasing demand for solar products offset in part by lower product pricing, which decreased by approximately 1% during fiscal 2005. Changes in the exchange rate between the U.S. dollar and the euro increased fiscal 2005 total revenue by an estimated 6% compared to fiscal 2004.
      Cost of revenue. For fiscal 2005, our cost of revenue was $89.9 million, or 70% higher than in fiscal 2004, representing 80% of revenue, consistent with fiscal 2004. Overall cost of revenue increased from 2004 to 2005 primarily due to volume increases. While cost of revenue remained steady at 80% of revenue, higher silicon costs, which had increased from 11% to 19% of revenue, were partially offset by improving production yields, realizing efficiencies related to economies of scale, and through improvements in the production process leading to a reduction in other material costs and labor costs by a similar amount. In fiscal 2005 and 2004, our cost of revenue related almost entirely to Photowatt International.
      Research and development. For fiscal 2005, our research and development expenses were $0.7 million, or 45% lower than in fiscal 2004. The expenses in fiscal 2005 and 2004 were solely the research and development costs of Photowatt International, as the development costs associated with the Spheral Solar technology were capitalized as deferred development costs. The decrease in expense was primarily the result of increased levels of government assistance received in fiscal 2005 compared with fiscal 2004.
      Amortization. For fiscal 2005, our amortization was $5.4 million, or 21% higher than in fiscal 2004. In fiscal 2005 and fiscal 2004, amortization expense related solely to Photowatt International operations, and the increase over fiscal 2004 related to recent capital investments made by Photowatt International.
      Selling and administrative. For fiscal 2005, our selling and administrative expenses were $5.9 million, or 24% higher than in fiscal 2004. This increase was primarily due to increased production activity and higher revenue resulting in increased selling costs and higher employee performance incentive costs in fiscal 2005 tied to improved earnings. As a percentage of revenue, selling and administrative expenses decreased from 7% in fiscal 2004 to 5% in fiscal 2005.
      Shared corporate costs. For fiscal 2005, our shared corporate costs were $0.6 million, or 42% higher than in fiscal 2004. This increase was primarily due to increased ATS corporate activity in conjunction with our activities.
      Earnings from operations. In both fiscal 2004 and fiscal 2005, earnings from operations was derived almost solely from Photowatt International’s operations. The costs associated with the development of Spheral Solar technology were capitalized and deferred during fiscal 2004 and 2005. For fiscal 2005, our earnings from operations were $10.5 million, or 386% higher than in fiscal 2004, and represented 9% of revenue, compared with 3% in fiscal 2004. This increase was primarily due to increased revenue, improved factory utilization, cost reduction initiatives, improved efficiencies and other factors mentioned above. A worldwide shortage of silicon feedstock resulted in higher industry prices for this primary raw material, which we more than offset with our ongoing silicon supply management efforts, strong market conditions and improvements in operating efficiency.
      Interest (income) expense. For fiscal 2005, our interest expense was $3 thousand, compared with income of $64 thousand in fiscal 2004. This expense fluctuates depending on cash balances and interest charges from operating facilities and intercompany charges. During fiscal 2005 and 2004, no interest expense was charged related to ATS’ net investment in us.
      Provision for income taxes. For fiscal 2005, our provision for income taxes was $3.8 million, or 233% higher than in fiscal 2004. The provision for income taxes relates primarily to the earnings of Photowatt International, and the increase in fiscal 2005 compared with fiscal 2004 was mainly due to our increased earnings.
Liquidity and Capital Resources

Liquidity
      Cash flows used in operations were $0.2 million for the nine months ended December 31, 2006 compared to cash from operations of $5.8 million for the nine months ended December 31, 2005. For the nine months ended December 31, 2006, cash flows from operations include an increased investment in non-cash working capital of $0.5 million partially offset by the $0.4 million generated from net loss adjusted for non-cash items. For the nine months ended December 31, 2005, a non-cash working capital increase of $0.8 million was more than offset by the $6.6 million generated from net loss adjusted for non-cash items.
      In fiscal 2004, 2005 and 2006, cash flows from operating activities were $9.0 million, $12.6 million and $3.5 million, respectively. In fiscal 2004, non-cash working capital decreased $2.2 million which added to the $6.8 million generated from the net earnings adjusted for non-cash items. In fiscal 2005, investment in non-cash working capital increased $3.2 million which was more than offset by the $15.8 million generated from net earnings adjusted for non-cash items. In fiscal 2006, increased non-cash working capital of $4.0 million, associated primarily with the increased silicon inventory levels at both Photowatt International and Spheral Solar, was more than offset by the $7.5 million net cash generated from net loss adjusted for non-cash items.
      Our investing activities for the nine months ended December 31, 2006 of $31.6 million were comprised of acquisitions of property, plant and equipment, primarily related to the current Photowatt International capacity expansion, of $27.8 million. See “— Capital expenditures” below. Deposits on inventory commitments totaled $3.9 million. For the nine months ended December 31, 2005, investing activities were comprised of acquisitions of property, plant, and equipment of $20.4 million and investments in development activities of $12.2 million. Commencing in October 2005, costs pertaining to the Spheral Solar technology ceased being capitalized to deferred development and instead were expensed as operating costs.
      Our investing activities in fiscal 2004, 2005 and 2006 of $48.9 million, $41.9 million and $40.1 million, respectively, included acquisition of property, plant and equipment of $40.2 million, $26.7 million and

$26.4 million, respectively, and development expenditures of $8.7 million, $15.2 million and $13.7 million, respectively, primarily related to Spheral Solar technology. See “— Capital expenditures” below.
      Our financing activities for the nine months ended December 31, 2006 and December 31, 2005 were $31.4 million and $28.2 million respectively. For the nine months ended December 31, 2005, we received $25.7 million in contributions from ATS and $2.4 million in government funding primarily from the Technology Partnerships Canada program. For the nine months ended December 31, 2006, we drew upon bank indebtedness of $7.1 million, and received advances from ATS of $24.6 million that are expected to be repaid using the proceeds from the initial public offering.
      Our financing activities in fiscal 2004, 2005 and 2006 consisted of proceeds from government assistance in the amounts of $5.7 million, $12.8 million, and $3.4 million, respectively, the vast majority of which we received from Technology Partnerships Canada, and contributions by ATS of $36.3 million, $14.3 million and $34.1 million, respectively. The final Technology Partnerships Canada funding claims were recognized in fiscal 2006 and at this time there are no further amounts to be recognized by us under this program.
      We expect to generate positive cash flow from operations once the first phase of our Photowatt International capacity expansion program comes fully on stream in fiscal 2008. The growth in our capacity is expected to result in an increase in cash flow as these production facilities are completed, the effect of which we expect to be offset by our growing working capital requirements in the short to medium term. In addition, we expect that we may be faced with the need to make significant advance payments in order to secure long term supplies of silicon that will require large amounts of capital. We expect to finance these advance payments associated with our long term silicon supply agreements and our capital expenditure programs through the use of a portion of the net proceeds of this offering received by us. If we proceed with a joint venture that is currently under consideration to expand our Photowatt International capacity, we anticipate raising some amount of limited recourse debt in the joint venture.
      Including the net proceeds of the offering, we expect that we will have and will generate sufficient cash and cash equivalents to finance our operations, fund our development activities and meet our growth plan until it is necessary to raise financing for the later phases of our capacity expansion plans which we would anticipate to be within the next 12 to 18 months. Depending on the nature of the silicon supply market, we may have to raise additional capital to secure adequate silicon supply. We have entered into discussions with a number of financial institutions regarding the provision of lines of credit to provide liquidity in the event that we are unable to raise equity capital at the time that we would require funding for the later phases of our capacity expansion or development plan, but there is no assurance that we will be able to successfully negotiate these agreements or the joint venture limited recourse agreements, or that if successful, that they will be available on satisfactory terms and conditions when we would like to access them.
      As at December 31, 2006 we had two credit facilities available to Photowatt France. The first facility is in the amount of €1.0 million, under which we had drawn €0.1 million as at December 31, 2006, and it bears interest at the French four-month prime rate plus 1.05%. The second facility is in the amount of net €8.0 million, offset by cash deposits on hand at the financial institution, under which we had drawn €5.5 million as at December 31, 2006 including outstanding checks, with €0.8 million of cash on deposit offsetting the gross amount, and it bears interest at the Euro LIBOR rate plus 0.50%. As of April 1, 2007, it will decrease from €8.0 million to €0.8 million. A portion of the amount outstanding under this facility is expected to be repaid out of the proceeds of this offering, as described in “Use of Proceeds.” Both credit facilities are unsecured and repayable on demand.
      In February 2007, an additional credit facility was made available to us from one of our existing lenders. The additional credit facility increases the current facility of €1.0 million to €15.0 million. The facility is unsecured, repayable on demand, and bears interest at the EURIBOR one-month rate plus 0.50%. The term for this financing extends to the earlier of three months or the date of issue for the IPO. After the expiration of this term, the facility converts to a €8.0 million credit facility, with a similar interest rate, for a one-year period.

Capital resources
      We have historically satisfied our capital and liquidity requirements through intercompany borrowings, the sale of equity to ATS and bank indebtedness. At the time of the closing of this offering we expect to owe approximately $25 million to ATS pursuant to an intercompany loan related to the fiscal 2007 investment in additional manufacturing capacity at Photowatt International, further development and process engineering associated with our Spheral Solar technology, and other general corporate purposes. Upon completion of this offering and after application of the net proceeds therefrom, we expect to have no amounts due to parent. See “Our Relationship with ATS — General — ATS reorganization relating to our company.” We plan to use proceeds from this offering to finance the first and second phases of our Photowatt International capacity expansion plan and the further development and process engineering of our Spheral Solar technology. We will need to raise additional capital to fund the third phase of our Photowatt International capacity expansion plan and the expansion of our Spheral Solar technology capacity, assuming we successfully complete our development and process engineering.

Capital expenditures
      Our property, plant and equipment acquisitions for the periods indicated were as follows:

				Nine Months Ended
	Fiscal Year Ended March 31,			December 31,

	2004	2005	2006	2005	2006

	(U.S. dollars in thousands)
Photowatt International	$5,565	$10,625	$16,080	$10,966	$27,753
Spheral Solar	34,630	16,124	10,351	9,480	—

Combined	$40,195	$26,749	$26,431	$20,446	$27,753

      The property, plant and equipment acquisitions at Photowatt International related primarily to equipment to increase the estimated annual plant capacity and to increase manufacturing efficiencies.
      Capital expenditures for fiscal 2004 to fiscal 2006 at Spheral Solar related to equipment and expenditures for the development of Spheral Solar technology and included items such as production equipment, computer equipment, software and office furniture. For the nine months ended December 31, 2006, no capital purchases were made, in line with our current strategy for Spheral Solar.
      We expect that our capital expenditures will increase in the future as we expand our manufacturing capacity in line with our strategy. A portion of the net proceeds from this offering will be utilized to fund these capital expenditures.
      In May 2006, we announced the first phase of our Photowatt International capacity expansion plan, which includes the expansion of our ingot, wafer, cell and module annual integrated manufacturing capacity to 60 MW by March 2007, at an expected cost of €26.5 million, of which at December 31, 2006, we had capitalized €19.2 million.
Off-Balance Sheet Arrangements
      There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, other than those discussed under “— Contractual Commitments” below.

Contractual Commitments
      The following table sets forth our contractual commitments as of March 31, 2006:

	Payment Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

		(U.S. dollars in thousands)
Operating lease obligations	$3,208	$771	$1,348	$976	$113
Non-cancelable purchase obligations	10,723	10,723	—	—	—

Total	$13,931	$11,494	$1,348	$976	$113

      The following table sets forth our contractual commitments as of December 31, 2006:

	Payment Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(U.S. dollars in thousands)
Operating lease obligations	$5,040	$1,386	$2,255	$1,333	$66
Non-cancelable purchase obligations	237,908	20,011	29,609	41,842	146,446
Due to parent	24,961	24,961	—	—	—

Total	$267,909	$46,358	$31,864	$43,175	$146,512

      We expect to enter into a Lease Agreement with ATS that relates to our Spheral Solar manufacturing facility in Cambridge, Ontario which will become effective immediately prior to the completion of this offering and which is not reflected in the table above. Under the Lease Agreement, we will pay ATS rent at a rate of C$1 per year for two years. Thereafter, we will have the option to renew the Lease Agreement for two consecutive five-year renewal periods at the then prevailing market rates, as determined by a process outlined in the lease. Although we are not obligated to renew the Lease Agreement, the term will be automatically renewed for up to six months after the initial term or the first renewal period in the event that we do not exercise our option to renew the Lease Agreement for either renewal period and do not deliver at least six months notice to the contrary to ATS. During this time, we will have to pay, if after the initial term, monthly rent of C$96,500, or if after the first renewal period, the market rent payable during the first renewal period, as set out in the Lease Agreement. This automatic renewal period is intended to allow us time, if necessary, to move out and to complete our restoration obligations, and will be equal to the lesser of six months and the actual amount of time it takes us to move out and/or perform our restoration obligations. We estimate that the current market rental rate for a five-year lease similar to the Cambridge facility may be in the range of C$1.0 million to C$1.2 million per year. Since we have the option to renew the Lease Agreement after its initial term of two years but are not obligated to do so, the contractual commitments table above does not include rental obligations relating to the Cambridge facility after that initial term.
      In September 2006, we entered into an agreement with the French Atomic Energy Commission and two other partners for the Photosil project whose primary objective is to develop a commercial process for the production of solar grade silicon derived from metallurgical silicon with a capacity of 200 tonnes per year. Pursuant to the agreement, our role in the Photosil project is to contribute certain expertise and non-financial resources in order to improve and enhance the silicon material developed during the Photosil development phase. Under the contract, we are to be supplied, at predetermined prices, with at least 80% of the volume of any solar grade silicon or ingots produced by the project through to April 20, 2008. After April 20, 2008, the output will be supplied to a future joint venture in which we are currently considering participating, and we will have no further entitlement to the project’s output. We expect initial shipments from the project to commence in April 2007, however given that the Photosil plant is currently under construction and production has not yet begun, there is a risk that these silicon shipments may be delayed or that none are made prior to April 20, 2008.
      In October 2006, we entered into a 10-year irrevocable commitment to purchase from Deutsche Solar AG, Freiburg approximately four million polysilicon wafers per annum commencing in the first half of calendar 2009. Advance payments are required which will be applied against the price of silicon wafers that will be received during the life of the commitment and can only be refunded in the event of the supplier’s failure to deliver polysilicon wafers in accordance with the agreement. Commencing in 2009, the price of the silicon wafers will be adjusted at the beginning of each calendar year based on an agreed upon formula.
      As consideration for C$29.5 million of funding for the development of our Spheral Solar technology from Technology Partnerships Canada, we agreed to pay royalties of 1.8% on our future revenues resulting from the sale, licensing or other transfer of Spheral Solar products and related services. These royalties commence in the first year that such future annual revenues exceed C$20.0 million and continue for a total of 10 years. If the cumulative royalties exceed C$84.5 million during this 10-year period, the royalty rate declines to 0.35% for the remaining term. If at the end of 10 years the cumulative royalties have not reached C$84.5 million, the royalty payment term is extended for the lesser of a further five years or once cumulative royalties of C$84.5 million have been reached. To date, no royalties have been accrued or paid under this obligation. For more information, see note 14 to our combined annual financial statements.
      Upon the acquisition of the Spheral Solar technology in 1997, we assumed the original license obligation from the vendor on the use of Spheral Solar technology. The license fee is 2% of certain Spheral Solar net revenues, calculated annually. Such revenues consist of any net sales revenue earned from the sale of products derived from the Spheral Solar technology, as well as all net sales revenue received by licensees and subsequent purchasers of the Spheral Solar technology in the event that such technology is licensed or sold to a third party. The obligation extends for a 17-year period, expiring on September 28, 2017. To date, license fees resulting from this obligation are minimal.
Quantitative and Qualitative Disclosure About Market Risk

Foreign exchange risk
      A substantial portion of our Photowatt International revenue is denominated in euros, with the remainder largely denominated in U.S. dollars. While a substantial portion of our operating costs of Photowatt International are also denominated in euros, the majority of our silicon purchases have been in U.S. dollars. Our current Spheral Solar expenditures are largely denominated in Canadian dollars with some purchases and consulting costs being in U.S. dollars. Fluctuations in currency exchange rates could have a significant impact on our financial stability due to a mismatch among various foreign currency denominated sales and operating costs. Fluctuations in exchange rates, particularly the euro, U.S. dollar and Canadian dollar affect our gross and operating profit margins and could result in foreign exchange losses and in operating losses. Our exposure to currency gains or losses resulting from timing differences between signing of the purchase contracts and settling of these contracts creates additional foreign exchange risk. Net foreign exchange gains and losses for the year ended March 31, 2006 and for the nine months ended December 31, 2006 were a $0.1 million gain and a $0.2 million loss, respectively.
      For the year ended March 31, 2006 and the nine months ended December 31, 2006, assuming a 10% appreciation or depreciation of the euro against the U.S. dollar, the impact of translation on our revenue would have been an estimated increase or decrease of $11.2 million and $9.6 million, respectively.

Derivative financial instruments
      We have employed derivative financial instruments, primarily forward foreign exchange rate contracts, to manage exposure to fluctuations in foreign currency exchange rates. We do not hold derivative financial instruments for trading purposes. We have in place policies and procedures with respect to the required approvals for the use of derivative financial instruments and specifically tie their use to the mitigation of foreign currency risk. When applicable, we identify relationships between our risk management objective and the strategy for undertaking a hedge transaction or derivative financial instrument.
      Although management considers the use of a derivative portfolio to be an effective risk management tool, we did not apply hedge accounting. Such derivative instruments are marked to market and are recorded in the combined balance sheets as either an asset or liability, with changes in fair value recognized in the combined statements of earnings (loss) in selling and administrative expenses. At December 31, 2006, no derivative financial instruments were outstanding.

Interest rate risk
      Our exposure to interest rate risk relates to interest expense incurred by our short-term bank borrowings and intercompany borrowings with ATS as well as interest income generated by cash or short term investments. Such interest earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been historically exposed to material risks due to changes in interest rates on any third-party debt; however, future interest expense or income may increase due to changes in market interest rates or changes in short-term bank borrowings, debt, cash or cash equivalent balances. Based on the borrowings at December 31, 2006, the increase or decrease in net earnings for each 1% change in interest rates on the due to parent and bank indebtedness balances of $32.3 million amounts to approximately $0.3 million annually.
Stock Options Grant
      In September 2006, we approved the grant of options to our chief executive officer and our chief financial officer to purchase, in aggregate, 103,248 of our common shares at an exercise price of C$14.67 per share.
      The option to purchase 54,546 common shares granted to one executive vests as to 20% on the completion of the initial public offering and 20% on each anniversary date of the completion of the initial public offering. The option to purchase 48,702 common shares granted to the second executive vests as to 20% on each anniversary date of the completion of the initial public offering.
      In the event that a change of control occurs and the employment of the option holder is terminated or they resign, in either case within three months from the date of such change of control, the options granted to the two executive officers will accelerate and become fully vested.
      Furthermore, we have approved the grants to certain of our directors, officers, employees and other key personnel, including one of the executives referred to above, of options to purchase an aggregate of 351,459 common shares exercisable at the public offering price at the closing of the initial public offering. Included in the 351,459 above are options to purchase 99,538 common shares that vest on the achievement of specific defined performance objectives related to the development of Spheral Solar, all of which have now been forfeited. The remaining 251,921 options to purchase common shares vest as to 20% on each anniversary date of the completion of the initial public offering. Of these 251,921 options, 4,577 have been forfeited. As these options vest only upon the completion of the initial public offering, no stock compensation expense will be recognized until completion of the initial public offering. At the time of the initial public offering, we will measure the fair value of these stock options as the exercise price will be known.
Related Party Transactions
      ATS has provided strategic, operational and administrative services to us. These services have been reflected in the combined financial statements at their exchange amount. Furthermore, we purchased property, plant and equipment from ATS, primarily for the Spheral Solar segment. We also purchased development services, raw materials and other services from ATS or its affiliates, and these purchases have been reflected at their exchange amount. The majority of such exchange amounts were based on a cost-plus basis varying from 0% to 25%.

      For the nine months ended December 31, 2006 and the nine months ended December 31, 2005, we generated revenue of $11 thousand and $107 thousand, respectively, from EPISOL s.a.r.l., a business controlled by Mr. Eric Laborde, a consultant who serves as managing director, Europe (acting) of Photowatt France, which have been reflected at their exchange amount, which we believe approximates fair market value. In fiscal 2005 and 2006, we generated revenue of $61 thousand and $150 thousand, respectively, from sales to this business.
      As at December 31, 2006, included in accounts payable and accrued liabilities are amounts due to ATS in the amount of $5.6 million. These amounts are payable on demand and do not bear interest. As at March 31, 2006, included in accounts payable and accrued liabilities are amounts due to ATS in the amount of $0.2 million, compared to $1.3 million as at March 31, 2005. These amounts are payable on demand and do not bear interest.
      Included in our net investment are intercompany balances owed to ATS as a result of various transactions between us and ATS. There are no terms of settlement or interest charges associated with the account balance, other than that disclosed in the following table. On completion of the initial public offering, we will repay to ATS amounts funded by ATS during fiscal 2007 up to the date of closing. As at December 31, 2006, the amount funded by ATS during fiscal 2007 that would be repaid was $25.0 million, which is expected to be outstanding as an intercompany loan at the time of this offering. This amount is included as due to parent in our unaudited combined interim balance sheet at December 31, 2006. Other transactions in the table below include intercompany purchases and sales and miscellaneous other administrative expenses incurred by ATS on behalf of us. For more information, see note 17 to our combined annual financial statements and note 11 to our unaudited combined interim financial statements.

				Nine Months
				Ended
	Fiscal Year Ended March 31,			December 31,

Transactions	2004	2005	2006	2005	2006

	(U.S. dollars in thousands)
Purchase of property, plant and equipment — ATS	$19,128	$18,691	$5,725	$4,866	$438
Purchase of raw materials and other services — ATS	240	330	343	255	669
Development services — ATS	1,482	213	292	290	—
Initial public offering expenditures — ATS	—	—	—	—	4,019
Shared corporate costs — ATS	415	589	717	480	879
Interest expense — ATS	—	—	1,686	963	2,609
Sale of product — other related party	—	61	150	107	11
Recently Issued Accounting Standards, Not Yet Adopted

Canadian GAAP standards
      The CICA has published three new accounting standards: “Financial Instruments — Recognition and Measurement,” “Hedges” and “Comprehensive Income.” These accounting standards introduce new requirements for the recognition and measurement of financial instruments that are designed to harmonize Canadian accounting standards with U.S. standards. These accounting standards are to be applied no later than the fiscal years beginning on or after October 1, 2006. Management is currently evaluating the potential implications of these new standards on our combined financial statements.

U.S. GAAP standards
      In June 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109. The interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption encouraged. We are currently evaluating the impact of adoption on our combined financial statements.
      In November 2004, the FASB issued Statement of Financial Standards No. 151, “Inventory Costs, and amendment of ARB No. 43, Chapter 4,” (“SFAS 151”). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight and handling costs, and wasted materials should be recognized as current period charges. This standard is effective for fiscal years beginning after June 15, 2005. The adoption of this standard did not have a significant impact on the unaudited combined interim financial statements.
      In September, 2006, the FASB issued Statement of Financial Standard No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. The Statement is effective for fiscal years beginning on or after January 1, 2008. We are currently evaluating the impact of the adoption on the combined financial statements.

BUSINESS
Our Company
      We design, manufacture and sell photovoltaic products, commonly referred to as solar cells and modules. Solar cells and modules provide clean, renewable energy by converting sunlight into electricity through a process known as the photovoltaic effect. We operate through two segments, Photowatt International, our core business that is based on a wafer technology, and Spheral Solar, a development project that is based on a spheral technology using thousands of tiny silicon spheres instead of silicon wafers.
      Photowatt International designs, manufactures and sells solar modules and installation kits, and provides solar power system design and other value-added services, principally in Western Europe. Photowatt International also manufactures wafers and solar cells, primarily for use in manufacturing its modules and for sale to third parties on an opportunistic basis. Most of Photowatt International’s products are manufactured in our Photowatt France facility outside of Lyon, France. Photowatt USA, our facility in Albuquerque, New Mexico, performs certain module assembly operations for Photowatt International. Solar modules manufactured by Photowatt International are used by businesses, institutions and homeowners to generate electric power. Photowatt International, through its French and U.S. operations, sells its products under the Photowatt and Matrix brands to a network of independent solar power systems distributors and installers. Photowatt International has been developing and selling photovoltaic products since 1979. Photowatt International accounted for all of our combined revenue for fiscal 2006 and for the nine months ended December 31, 2006.

Photowatt International
      Overview. Photowatt International designs, manufactures and sells solar modules and installation kits, and provides solar power system design and other value-added services, principally in Western Europe. Photowatt International also manufactures wafers and solar cells, primarily for use in manufacturing its modules and for sale to third parties on an opportunistic basis. Most of Photowatt International’s products are manufactured in our facility outside of Lyon, France. Our facility in Albuquerque, New Mexico performs certain module assembly operations for Photowatt International.
      The first step in Photowatt International’s manufacturing process is the growth of ingots from silicon using specialized furnaces. The ingots are then cut into bricks, and the bricks are sawed into wafers using an abrasive solution and specialized wire saws. Next, the wafers are processed into solar cells, which are connected in series to form a solar module. As of March 31, 2006, Photowatt International had annual ingot, wafer, cell and module production capacity of approximately 31 MW, 32 MW, 40 MW and 54 MW, respectively. As a result, Photowatt International purchases some ingots, wafers and cells from third parties, when available, in order to utilize its additional wafer, cell and module production capacity. In May 2006, Photowatt International announced the first phase of our capacity expansion plan, which includes the expansion of our ingot, wafer, cell and module manufacturing capacity to 60 MW of integrated manufacturing capacity by March 2007, at an expected cost of €26.5 million, of which at December 31, 2006, we had capitalized €19.2 million.
      Solar modules manufactured by Photowatt International are used by businesses, institutions and homeowners to generate electric power. Photowatt International sells its products predominantly in Western Europe under the Photowatt brand to a network of independent solar power systems distributors and installers. Photowatt International’s revenue for the fiscal year ended March 31, 2006 was $120.9 million and 49%, 17%, 6%, 14% and 14% of such revenue was generated in Germany, Spain, Italy, the United States and the rest of the world, respectively.

      Competitive strengths. We believe that Photowatt International has the following competitive strengths:

•	Integrated manufacturing capabilities. We participate in each of the ingot, wafer, cell and module stages of the solar module production process. We believe that being an integrated manufacturer gives us several advantages relative to many of our competitors, including:

—	the ability to capture a greater portion of the profits available by participating across a significant portion of the solar value chain;

—	reduced dependence on third-party suppliers for ingots, wafers and cells;

—	enhanced research and development capabilities to increase cell efficiency levels;

—	the ability to process a wide variety of silicon feedstock; and

—	improved process development capabilities by allowing us to continually evaluate the impact of changes throughout the production process.

•	Proprietary silicon processing technologies. Polysilicon, a specially processed form of silicon, is the primary raw material used to make crystalline solar cells and currently there is not enough available to meet industry demand. The supply shortage has led to sharply higher prices for polysilicon and has adversely impacted many solar cell manufacturers’ sales growth and profitability. While all forms of silicon are in short supply, we have developed processes and technologies to make solar cells from lower grades of silicon that we believe we can acquire more easily than polysilicon, including:

—	Processing of refined metallurgical silicon. We are currently producing solar cells and modules using refined metallurgical silicon, and in the third quarter of fiscal 2007 produced approximately 7% of our solar modules using refined metallurgical silicon. While all forms of silicon are in short supply, we believe we can acquire refined metallurgical silicon more easily than polysilicon. Currently, solar cells that we make using refined metallurgical silicon have lower efficiencies than solar cells we make using polysilicon and use more silicon on a grams per watt basis. However, we believe the capability to make solar cells from refined metallurgical silicon will allow us to meet customer demand and mitigate the effects on our business of the current polysilicon shortage. Based on contractual commitments for the supply of refined metallurgical silicon that we have entered into or expect to enter into, we believe that in excess of two thirds of our total silicon requirement during fiscal 2008 will be met with refined metallurgical silicon. We are also currently evaluating a further refined type of metallurgical silicon that we believe has the potential to yield solar cells that have efficiencies consistent with what we currently obtain using polysilicon. We refer to this material as enhanced metallurgical silicon.

—	Processing of polysilicon powder and fines. Polysilicon powder and fines are by-products of the polysilicon production process that many manufacturers have limited use for due to their high levels of impurities. Spheral Solar has developed a proprietary process called optical fused powder technology to convert polysilicon powder and fines into polysilicon clusters that can be used, together with conventional polysilicon, by Photowatt International to make solar cells. We purchase dry polysilicon powder and fines from polysilicon manufacturers at significantly lower prices than we purchase polysilicon on the spot market. Purchasing and converting polysilicon powder and fines is less costly for us than purchasing polysilicon in the current market environment, and using polysilicon powder and fines in combination with conventional polysilicon does not decrease the efficiency of our cells. We have begun selling solar cells that include silicon derived from polysilicon clusters made using this optical fused powder technology, although we do not expect that polysilicon clusters produced by us from powder and fines will represent a material source of silicon feedstock for fiscal 2008 unless we secure a long-term supply of powder and fines.

•	Advanced wafer sawing capabilities. Wafers used in solar cells are cut from polysilicon bricks using specialized wire saws. In general, thinner wafers result in lower production costs because more wafers can be produced from each brick. However, very thin wafers are difficult to process because they are more brittle, and substantial technical expertise is required to develop processes that ensure acceptable yields. Wire thickness is also important because it determines how much silicon is lost during the cutting process. Photowatt International was a pioneer of the wafer sawing process used by many wafer manufacturers today and was one of the first companies to develop saws using wire less than 200 microns thick. Today, Photowatt International produces wafers with thicknesses ranging from 180 to 220 microns using a wire 160 microns thick. Photowatt International used approximately 10 grams of polysilicon per watt of power in our solar cells in 2005, which compares to an average of approximately 12 grams for the industry in 2005 as reported by Solarbuzz. Our current usage is approximately 9 grams per watt, which we believe remains below the current industry average.

•	Established market positions and relationships with key distributors and installers. We have successfully sold solar products in Europe for over 20 years. We enjoy established market positions in several Western European countries that have well developed and growing solar markets, including Germany, which is currently the world’s largest market for solar power. We are also developing a presence in emerging growth markets for solar power in Europe, including Spain, Italy and Greece, as well as in the United States and Canada. We believe we have well-established relationships with key distributors and installers and that we are differentiated from our competitors by our timely delivery as a result of our vertical integration capabilities, our technical expertise and our reputation for quality solar modules with competitive price and efficiency levels.

Spheral Solar
      Overview. Spheral Solar is developing a technology for a light weight, flexible crystalline solar module designed to compete with both conventional crystalline and thin film technologies. We acquired certain assets used in the development of our Spheral Solar technology in 1997. We commenced further development of our Spheral Solar technology in late 2001. Our Spheral Solar technology incorporates thousands of tiny silicon spheres, bonded between thin, flexible aluminum foil substrates to form solar cells. We believe that our Spheral Solar technology, if successfully developed, would have advantages over conventional crystalline solar cells, including better aesthetics, greater durability, less use of silicon, lighter weight, multiple available colors, more applications and physical flexibility, a property historically available only in certain thin film solar cells.
      We believe that our Spheral Solar technology has potential applications in residential and commercial roofing, integrated building products and consumer/recreational products where aesthetics, physical flexibility and low weight are critical product characteristics. We believe that our Spheral Solar technology is particularly well suited for residential roofing applications where product appearance is a primary driver of purchasing decisions. Spheral Solar has a product development relationship with Elk Corporation, one of the largest North American manufacturers of roofing shingles, to develop residential solar roofing products based on our Spheral Solar technology.
      Spheral Solar continues to work to develop our Spheral Solar technology with a goal of resolving manufacturing process issues required to achieve the yield efficiencies and throughput necessary for the commercialization of our Spheral Solar technology. We still need to commit significant resources to development and process engineering in an effort to commercially manufacture products using our Spheral Solar technology. Our target efficiency for our Spheral Solar technology at commercialization is approximately 10%. The technological and commercialization challenges associated with the development of spheral technology are substantial, and we may discontinue development of this technology at any time. In December 2006, we signed a non-binding letter of intent with Clean Venture 21 Corporation and Fujipream Corporation outlining the proposed terms of a business partnership and cross-licensing arrangement to assist us in further developing and commercializing our Spheral Solar technology. See “— Key Partnerships — Clean Venture 21 Corporation and Fujipream Corporation.”

      Competitive strengths. If we are able to successfully develop and commercialize our Spheral Solar technology, we believe that it would have the following competitive strengths relative to conventional crystalline solar products:

•	Physical flexibility and more applications. Spheral Solar technology would allow for flexible solar cells and modules that can be integrated into curved surfaces where conventional crystalline solar cells cannot be used.

•	Greater durability. We believe modules using Spheral Solar technology would be more durable than conventional, glass-based solar modules. For example, they could be rolled for shipping with less risk of damaging the product.

•	Better aesthetics. Unlike conventional crystalline solar cells, we believe that Spheral Solar modules would not require a metal frame and could be integrated directly with roofing materials to create a seamless appearance. Through our product development relationship with Elk Corporation, we are developing a solar shingle that has the general appearance of traditional asphalt roofing shingles. Spheral Solar technology cells could also be made in a wide range of dark colors to suit particular customer preferences without materially impacting their efficiency.

•	Less use of silicon. We believe that our Spheral Solar technology cells would require less polysilicon per watt of power than conventional crystalline solar cells. In addition, we expect that our Spheral Solar technology could use various forms of silicon, including granules, fines and powder, as well as silicon with higher impurity levels than can be used in conventional crystalline solar cells.
Our Business Strategy
      Our objective is to be a market leader in the development and manufacturing of solar products. We intend to achieve this objective through the following strategies:

•	Expand annual integrated manufacturing capacity to approximately 400 MW by the end of calendar year 2011. Demand for our products is currently greater than our capacity to produce them. We intend to capitalize on the demand for our products by increasing our annual integrated manufacturing capacity to approximately 400 MW by the end of calendar year 2011. If we are able to successfully complete the development and process engineering required to commercialize our Spheral Solar technology, we expect that 140 MW of this aggregate manufacturing capacity will relate to Spheral Solar technology.

We intend to implement our Photowatt International capacity expansion strategy in three phases:

—	In May 2006, we announced the first phase of our capacity expansion plan, which includes the expansion of Photowatt International’s annual ingot, wafer, cell and module manufacturing capacity from approximately 31 MW, 32 MW, 40 MW and 54 MW, respectively, to approximately 60 MW of integrated manufacturing capacity by March 2007.

—	The second phase of our capacity expansion plan provides for construction of a second facility near Lyon, France on land immediately adjacent to our existing facility and for construction of a module assembly facility in Eastern Europe or another low-cost region that will increase our annual integrated manufacturing capacity to approximately 100 MW. We have begun the preliminary design of this phase of our expansion and plan to complete this phase in calendar 2008.

—	The third phase of our expansion plan provides for an increase in our annual integrated manufacturing capacity in calendar years 2008 and 2009 by 60 MW as well as an additional 100 MW of annual integrated manufacturing capacity in calendar years 2010 and 2011 either through the expansion of existing facilities or construction of new facilities.

If we are successful in completing the development required to commercialize our Spheral Solar technology through our proposed business partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation, we plan to invest in phase one of our development and commercialization program. Phase one will include increasing optical fused powder and spheral production capacity to support Clean Venture 21 Corporation’s cell production facilities and investing in module development for building integrated product applications. If we are successful with phase one, in our second phase, we plan to expand our optical fused powder production, spheral production and module capacity in phased increments to match the planned delivery of cells from Clean Venture 21 Corporation and Fujipream Corporation. The third phase of our Spheral Solar technology development plan will be the construction of our own cell manufacturing capacity, using Clean Venture 21 Corporation’s equipment and processes, commencing in 2009 to supplement the delivery of cells from Fujipream Corporation and/or Clean Venture 21 Corporation, to enable the manufacture of approximately 40 MW of cells in 2010 and 65 MW of cells in 2011 and to expand our total module capacity to 140 MW by the end of calendar year 2011. The second and third phases of our sphere and cell production program may be accomplished through a joint venture or similar arrangement with Clean Venture 21 Corporation.

We plan to use proceeds from this offering to finance the first and second phases of our Photowatt International capacity expansion plan and the first phase of our prospective business partnership and cross-licensing arrangement for developing our Spheral Solar technology. We will need to raise additional capital to fund the third phase of our Photowatt International capacity expansion plan and the expansion of our Spheral Solar technology manufacturing capacity, assuming we successfully complete our development and process engineering. If we do not reach an agreement with Clean Venture 21 Corporation and Fujipream Corporation regarding a development program and decide not to proceed with the development of our Spheral Solar technology, we would apply the net proceeds of this offering and future capital we would have used to develop the Spheral Solar technology to Photowatt International for 140 MW of additional capacity expansion, the procurement of silicon supply contracts and investments that will enhance our manufacturing, silicon supply or research and development capabilities.

•	Establish reliable, long-term silicon supply. The increase in demand for solar modules has led to an industry-wide silicon shortage. Continued growth in our business requires access to polysilicon or polysilicon alternatives such as refined metallurgical silicon. Additionally, the success of our prospective business partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation to develop and commercialize spheral technology will depend in part on obtaining adequate supplies of silicon fines and powder, which are only available from a limited number of suppliers and which we have not yet secured. Our strategy is to establish a long-term supply of polysilicon and polysilicon alternatives from a variety of sources to support our continued growth. We plan to:

—	enter into long term supply agreements for refined metallurgical silicon and polysilicon, including polysilicon ingots and wafers;

—	secure a supply of polysilicon powder and fines through agreements with companies that produce these by-products, and use our optical fused powder technology to process the powder and fines into polysilicon feedstock for use in our Photowatt International operations and for the manufacturing of spheres; we also intend to explore the possibility of licensing this technology to third-parties in exchange for long-term polysilicon supply agreements; and

—	purchase silicon, including polysilicon ingots and wafers, on the spot market, to the extent available and subject to appropriate pricing.

We believe that this approach will enable us to establish a long-term silicon supply sufficient to support the planned expansion of our manufacturing capacity.

•	Continue to invest in research and development to improve cell efficiency. We expect to continue to devote substantial resources to our research and development efforts aimed at increasing the efficiency of our solar cells. We believe that higher efficiencies will enable us to produce cells that use less silicon per watt and reduce the cost of the products we manufacture and sell. In addition to our own research and development activities, we may engage in collaborative research and development activities focusing on increasing cell efficiency with leading industry participants and other research organizations. We expect to finance our research and development expenditures with internally generated cash flows, funding from government organizations and a portion of the proceeds from this offering.

•	Commercialize our Spheral Solar technology. We are working on development and process engineering in an effort to commercialize our Spheral Solar technology. We are currently evaluating a proposed business partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation, two Japanese companies with expertise in the development and manufacture of solar products, to assist us in further developing and commercializing our Spheral Solar technology. If we were able to successfully develop and commercialize our Spheral Solar technology, we believe there are market opportunities for our associated solar products where aesthetics, physical flexibility and low weight are critical. However, the technological and commercialization challenges associated with the development of spheral technology are substantial, and we may discontinue development of this technology at any time. See “— Key Partnerships — Clean Venture 21 Corporation and Fujipream Corporation.”

Photowatt International Products and Services
      Our principal solar products are our cells, modules and solar installation kits. We also offer solar design and other value-added services. In fiscal 2006, our cells, modules and other value added services represented 8%, 90%, and 2% of our revenue, respectively. In fiscal 2006, we began to sell additional components of solar power systems in the form of solar installation kits and to provide solar design and project management services and contracting for installation services. We expect that these products and services will account for an increasing proportion of our revenue in the future.

Solar cells
      Our Photowatt International segment manufactures high-output mono- and multi-crystalline solar cells. Mono-crystalline cells are more expensive than multi-crystalline cells but deliver approximately 10% more power over the same surface area. Mono-crystalline solar cells represented 21% of the solar cells we produced in 2006, and we expect to produce a de minimis amount of mono-crystalline solar cells in the future, depending on the availability of mono-crystalline ingots and wafers. The quality and reliability of our cells are validated at each stage of production. The cells are primarily used in our own modules, although from time to time we have sold cells when opportunities have presented themselves, and we may do so in the future. We manufacture solar cells in three configurations: 4 inch (101.25 mm by 101.25 mm), 5 inch (125.50 mm by 125.50 mm) and 6 inch (150 mm by 150 mm).

Solar modules
      A solar module is an assembly of solar cells that have been electrically interconnected and laminated in a durable and weather-proof package. Our Photowatt International segment manufactures a wide range of modules, from 12 W to 230 W outputs, using primarily multi-crystalline cells.

Solar installation kits
      Our solar installation kits are turnkey systems that include modules, frames, inverters and other components required for easy installation. We acquire the components other than modules from third-party suppliers. These systems are specifically designed to operate on pitched and flat roofs and have gained rapid acceptance due to their quality and efficiency. Our solar installation kits are available in three package sizes: 1600 Wp, 3200 Wp and 4800 Wp.

Solar power system design and other value-added services
      A solar power system consists of one or more solar modules that are physically mounted and electrically connected, with system components such as batteries and power electronics, to produce and reserve electricity. Solar design services is one of our relatively new offerings. There are three main applications for our solar design services: industrial stand-alone systems, community and individual stand-alone systems and grid connecting systems. Grid connecting systems enable consumers to connect and sell electricity to the electrical grid.
      We also offer project management services and contracting for solar power system installation, particularly in markets where our customers do not install our products themselves.
Photowatt International Manufacturing Process
      The raw materials required in our manufacturing process include polysilicon and other silicon feedstock, tempered glass, plastic films, anti-reflective and aluminum coatings, metal frames, connecting systems and aluminum foil. Historically, all of our silicon feedstock has been purchased through spot market purchases. The other raw materials are obtained from major materials manufacturers in the industry.
      Our production process is composed of four stages: ingot production, wafer sawing, solar cell production and solar module assembly.

Ingot production
      Our manufacturing process begins by melting silicon in a crucible at 1500 degrees Celsius and casting it into a multi-crystalline ingot. Our approach for this casting process was developed more than 10 years ago and was adapted for large block HEM (heat exchanger method) furnaces approximately eight years ago. The growth of large columnar grains in the crucible is critical for device performance, and we produce quality crystals as a result of our many years of experience.
      As the industry continues to grow, supplies of solar and semiconductor grade polysilicon have become limited. New silicon products formed by refining molten metallurgical silicon into solar quality feedstock have recently shown success in our casting process, allowing for more flexibility in feedstock selection. We have worked with samples from most of the groups developing these refining approaches and have successfully modified our crystal growth and cell processes to attempt to minimize the impact on cell performance and silicon utilization. We believe the flexibility of our wafer manufacturing process allows us to optimize the mix of feedstock based on price and performance.

Wafer sawing
      In the next stage of the production process, the ingot is cut into bricks and the slab pieces are returned to feedstock. The bricks are sliced into wafers using a specialized wire saw from which we produce wafers in various sizes of up to six inches and as thin as 180 to 220 microns. We intend to continue to reduce wafer thickness and wire diameter for improved silicon utilization.

Solar cell production
      During the production process, the wafers enter our solar cell production line. A solar cell is a device made from a silicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. Impurities are selectively incorporated into the solar cell to create regions that are negatively or positively electrically charged, forming a p-n junction. Sunlight enters the optically textured, anti-reflective coated surface of the solar cell (for minimum back reflection) and releases electrons at the charged region. The aluminum back surface field reflects back any light which makes it past the charged region, allowing for a second opportunity to generate electrons. The front of the solar cell where sunlight enters attracts these electrons and funnels them to a metal grid that collects the current and conducts it to external wires. The circuit is completed by a contact on the back of the solar cell.
      Our solar cells are electrically tested and sorted by numerous parameters for proper matching in modules, ensuring maximum module performance and reliability. Our average polysilicon solar cell efficiency of approximately 15% is competitive in the industry, and we expect our ongoing research and development effort to allow continued improvements in solar cell efficiency. When refined metallurgical silicon is used as an alternative feedstock to polysilicon, it results in lower solar cell efficiencies requiring larger solar modules to achieve the same performance as solar modules that use solar cells made with polysilicon. Also, more refined metallurgical silicon is required to manufacture a cell as compared with cells produced using polysilicon. However, these factors can be partially offset as we believe we can acquire refined metallurgical silicon more easily than polysilicon and that refined metallurgical silicon is less expensive than polysilicon.

Solar module assembly
      In the fourth and final process stage, the solar cells are interconnected to form solar modules. The collective voltage of these solar modules is higher than that of the individual component cells. Our trend towards producing larger wafers has allowed us to improve our product line with the addition of several large area modules in the 150 W to 230 W size range. This allows us to minimize materials and labor content in module production and system installation. We believe our high throughput automated stringing lines increase reliability of connections and improve yields. All of the solar module materials, including the plastic film back-skin and EVA (ethylene vinyl acetate) encapsulant, are obtained from major materials manufacturers in the industry. With many years of testing and field use, these materials ensure greatest environmental stability of the glass laminates throughout their life.
Key Partnerships

Collaborative research & development (CEA)
      The French Atomic Energy Commission’s Laboratory of Microelectronics and Technology for Information, or LETI, is one of the largest applied research laboratories in electronics in Europe. Its mission is to help companies strengthen their competitive position through technological innovation and transfer of its technical knowledge to industry. The French Atomic Energy Commission establishes and coordinates joint research laboratories in partnership with industry participants. We and Electricité de France are negotiating a partnership with the French Atomic Energy Commission for the establishment of a laboratory and production development facility that will collaborate closely with the French Atomic Energy Commission, pursuing research into solar technologies and focusing on the development of high efficiency solar cells.

Elk Corporation
      We continue to work to develop and commercialize our Spheral Solar technology, and our initial focus upon commercialization will be building integrated solar cells and solar modules for roofs, facades and building structures. In fiscal 2004, we began a product development relationship and commenced development work with Elk Corporation, one of the largest North American manufacturers of roofing shingles. Our Spheral Solar technology is not yet commercialized and we expect the product development cycle for building integrated photovoltaic, or BIPV, products to be longer than for other solar cells and solar modules because of regulatory approval requirements, such as building codes and other similar health-and-safety requirements, but we believe that if BIPV products are commercialized and gain market acceptance, these products will allow us to penetrate new markets and provide us with important competitive advantages.

Clean Venture 21 Corporation and Fujipream Corporation
      We are currently evaluating a proposed business partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation, two Japanese companies with expertise in the development and manufacture of solar products, to assist us in further developing and commercializing our Spheral Solar technology. In December 2006, we signed a non-binding letter of intent with Clean Venture 21 Corporation and Fujipream Corporation outlining the proposed terms of a business partnership and cross-licensing arrangement in which we and Clean Venture 21 Corporation would license certain intellectual property to each other, we would supply Clean Venture 21 Corporation with silicon spheres to be used in the production of solar cells and Clean Venture 21 Corporation would supply Fujipream Corporation with solar cells to be used in the production of solar modules. It is also contemplated that Fujipream Corporation will supply us with up to 50% of its output of cells or modules, at our option, which we will either sell or manufacture into building integrated photovoltaic products. Notwithstanding the supply arrangements contemplated by the letter of intent, the cross-licensing arrangement would ultimately enable Clean Venture 21 Corporation or us to manufacture products using the cross-licensed technology independent of the other parties. The letter of intent will be of no further effect if the parties do not enter into a definitive agreement by March 31, 2007.
      The development risk and technological challenges associated with our Spheral Solar technology have primarily related to the processes and equipment designed to incorporate our silicon spheres into solar cells. Our potential partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation may substantially resolve these challenges because Clean Venture 21 Corporation has demonstrated the ability to produce solar cells incorporating our silicon spheres using technology and processes that we believe may be more readily commercialized. Further technical investigation is required, but we currently believe that if our partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation is consummated, the development risk and technological challenges, while not being eliminated, will be significantly reduced.
      If we were able to successfully develop and commercialize our Spheral Solar technology, we believe there are market opportunities for our associated solar products where aesthetics, physical flexibility and low weight are critical. Although we have signed a non-binding letter of intent with Clean Venture 21 Corporation and Fujipream Corporation and, subject to further due diligence, intend to enter into a definitive agreement as soon as practicable, we have not yet negotiated commercial terms and may not reach an agreement with these two companies. Furthermore, we may not be able to obtain consent from Technology Partnerships Canada if such consent is necessary, we may not be able to overcome the technological challenges associated with commercialization, we may not be able to obtain adequate supplies of silicon powder and fines necessary for the success of the business partnership and cross-licensing arrangement, or the business partnership may otherwise be unsuccessful, in which case we may discontinue development of the technology at any time.
Our Silicon Supply
      Polysilicon is the primary raw material used in the production of our solar cells and modules. Silicon is currently in short supply and its price has increased significantly over the past 18 months. Without an adequate supply of polysilicon or an alternative, such as refined metallurgical silicon, which we have developed the capacity to process, we are not able to manufacture our products. Additionally, the success of our prospective business partnership and cross-licensing arrangement with Clean Venture 21 Corporation and Fujipream Corporation to develop and commercialize spheral technology will depend in part on obtaining adequate supplies of silicon fines and powder, which we have not yet secured. As of December 31, 2006, we had approximately 153 metric tonnes of polysilicon, including polysilicon fines and powder, and 52 metric tonnes of refined metallurgical silicon in inventory. At February 8, 2007, we had commitments from suppliers to deliver 35 metric tonnes of polysilicon and 65 metric tonnes of refined metallurgical silicon during the remainder of fiscal 2007. At February 8, 2007, we also had commitments from suppliers to deliver 70 metric tonnes of polysilicon and 740 metric tonnes of refined metallurgical silicon during fiscal 2008. We intend to meet our future silicon requirements by utilizing polysilicon, refined metallurgical silicon and polysilicon fines and powders that we can use in connection with the spheral technology or upgrade into polysilicon clusters that can be used in combination with conventional polysilicon to make solar cells, through a combination of existing commitments, purchases on an opportunistic basis and entering into long-term supply agreements. We believe that we have secured or identified sources of silicon for Photowatt International’s planned capacity to the end of September 2008.
Silicon Supply Agreements
     Photosil Project
      As part of our relationship with the French Atomic Energy Commission, we recently entered into an agreement with the French Atomic Energy Commission and two other partners for the Photosil project. Photosil offers another technology for further enhancing the quality of metallurgical silicon. The Photosil project’s primary objective is to develop a commercial process for the production of solar grade silicon derived from metallurgical silicon with a capacity of 200 tonnes per year. Pursuant to the agreement, our role in the Photosil project is to contribute certain expertise and non-financial resources in order to improve and enhance the silicon material developed during the Photosil development phase. Under the contract, we are to be supplied at predetermined prices with at least 80% of the volume of any solar grade silicon or ingots produced by the Photosil project through to April 20, 2008. After April 20, 2008, the output will be supplied to a future joint venture in which we are currently considering participating, and we will have no further entitlement to the project’s output. We expect initial shipments from the Photosil project to commence in April 2007, however given that the Photosil plant is currently under construction and production has not yet begun, there is a risk that these silicon shipments may be delayed or that none are made prior to April 20, 2008. This relationship is consistent with our silicon supply strategy and is expected to augment our long-term sources of silicon supply.
     Deutsche Solar AG Wafer Supply Agreement
      In October 2006, we entered into a 10-year irrevocable silicon supply contract with Deutsche Solar AG, Freiberg for the supply of solar-grade, multi-crystalline polysilicon wafers beginning in the first half of calendar 2009. Deutsche Solar is a subsidiary of SolarWorld AG. Under the agreement, Deutsche Solar is obliged to deliver, and we are obliged to accept, approximately four million polysilicon wafers per annum. These wafers will be processed into solar cells and modules by us and are estimated to support the manufacture of approximately 15 MW of solar power products per annum. Advance payments to be made under the contract will be applied against the price of silicon wafers received during the life of the commitment and can only be refunded in the event of the supplier’s failure to deliver polysilicon wafers in accordance with the agreement. Commencing in 2009, the price of the silicon wafers will be adjusted at the beginning of each calendar year based upon an agreed upon formula.
Customers, Sales and Marketing

Customers
      We primarily sell our solar cells and solar modules to solar product distributors and installers. In fiscal 2006, our 10 and three largest customers represented approximately 79% and 46% of our revenue, respectively. In fiscal 2006, sales in Germany represented approximately 49% of our total revenue. We intend to increase sales in Spain, Italy the United States and Canada to geographically diversify our sales and reduce our customer concentration levels.

Sales and marketing
      End-users buy our solar products primarily from our established network of distributors and installers in Europe. We currently work with a relatively small number of distributors and installers in Germany, Italy and Spain that have particular experience in their geographic market. We are actively working to expand our distribution channels by selectively adding distributors, and we market to distributors and installers by advertising in industry publications and participating in trade conventions and conferences. We believe that our relationships with our distributors enable us to:

•	benefit from the marketing and distribution and after-sales service capabilities of other companies;

•	explore opportunities for additional product development;

•	enter new geographic markets more easily, quickly and cost-effectively; and

•	attract additional end-users of our products.
      As well, by selling primarily to distributors and installers and not competing with them for sales to end-users in their markets, we believe we create loyalty from these distributor and installer customers. We sell to our distributor and installer customers through our team of four salespeople in Europe and intend to use the same network to sell Spheral Solar’s products to our existing and new distributor and installer customers if we are able to commercialize these products.

      We differentiate ourselves from our competitors on the basis of our timely delivery as a result of our vertical integration capabilities, our technical expertise and our reputation for quality solar modules with competitive price and efficiency levels.
      In the United States, large distributors have not been established, so we market primarily to small installers and end-users. We sell to these installers through two salespeople at our operations in the United States.
Research and Development
      We engage in research and development to develop new products and improve our manufacturing processes, with a focus on further increasing the electrical conversion efficiency of our solar cells and on the continuous reduction of production costs. We employ 20 personnel engaged in research and development activities at our operations in France. Photowatt International has several projects underway that are dedicated to improving the cell efficiency and in process improvements that are geared at cost reduction.
      We continue to invest in our Spheral Solar technology and are working to develop it for commercial use. The initial development work on Spheral Solar technology was undertaken by Texas Instruments beginning in 1980. ATS became interested in the technology in the early 1990s when it built some of the equipment for the Texas Instruments Spheral Solar pilot line. In 1995, Texas Instruments sold the technology to a public utility company, which in 1997 negotiated the sale of the Spheral Solar technology to ATS. In 2001, with the increased interest in renewable energy, ATS began further developing the technology and established a Spheral Solar facility in Cambridge, Ontario, Canada in 2004. The principal advantages of our Spheral Solar technology, if developed and commercialized, compared with conventional crystalline solar cells, are expected to include more applications due to lower weight as well as physical flexibility, a property historically available only in thin film solar cells. As well, we expect that our Spheral Solar technology will have greater durability, better aesthetics and less use of silicon compared with conventional crystalline solar cells.
      Our research and development expenses were approximately $1.2 million, $0.7 million and $9.3 million in fiscal 2004, 2005 and 2006, respectively, with approximately nil, nil and $8.6 million, respectively, attributable to our Spheral Solar technology. Until October 1, 2005, our operating costs relating to developing our Spheral Solar technology were capitalized as deferred development costs. On March 31, 2006, we determined that the carrying value of the Spheral Solar technology development costs was in excess of the estimated undiscounted future cash flows from that technology, and the associated asset was written down. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Results of operations for fiscal year 2006 compared with fiscal year 2005 — Earnings (loss) from operations.”

Spheral Solar technology overview
      Spheral Solar is developing a technology for a light weight, flexible crystalline solar module designed to compete with both conventional crystalline and thin film technologies. Our Spheral Solar technology incorporates thousands of tiny silicon spheres, bonded between thin, flexible aluminum foil substrates to form solar cells. The manufacturing process can be broken into four main areas: sphere fabrication, sphere junction formation and finishing, cell fabrication and module assembly.

Sphere fabrication
      Our sphere fabrication process sequence accomplishes two purposes simultaneously. First, it refines the silicon, if necessary, and second, it forms spherical shapes of the proper diameter. We believe we are able to use silicon in various forms, including granules, fines and powder, and silicon with higher impurity levels than can be tolerated by conventional solar cell and solar module production methods.

Sphere junction formation and finishing
      After attaining the required purity, shape and size, the spheres go through a sequence of standard semiconductor processes designed to achieve a high-quality p-n junction.

Cell fabrication
      The cell fabrication process is a combination of mechanical and chemical processes. Spheres are bonded to two pieces of aluminum foil. The front foil defines the size and shape of the cell and is the electrical (negative) contact to the negative layer. The back foil functions solely as the electrical (positive) contact to the positive core of the spheres.

Module assembly
      Our module assembly process is unique for crystalline silicon devices in that it requires no additional materials to interconnect the cell. Only silicon and aluminum are present in the laminate. The cell’s front and back foils provide for interconnections by being ultrasonically welded together. Aluminum straps carry current out of the laminate. This technique eliminates the need for interconnecting straps and solder, both of which add assembly complexity and potential reliability problems.

Prototype Spheral Solar products
      We are currently developing prototype Spheral Solar products, focusing first on building-integrated photovoltaic, or BIPV, products. The principal advantages of our prototype products are that they are significantly lighter than conventional solar modules and are flexible, durable and aesthetically appealing. Potential applications for Spheral Solar technology, if commercialized, include commercial roofing membranes and residential applications, such as solar shingles, as well as consumer/recreational applications, such as boating or recreational vehicles, or backpacking, where aesthetics, physical flexibility and low weight are critical product characteristics.
      In fiscal 2004, we began a product development relationship and commenced development work with Elk Corporation, one of the largest North American manufacturers of roofing shingles, on a BIPV product. We are also developing SuperFlextm, a lightweight, durable and flexible portable power module, large, glass-free modules and custom cells and laminates for integration into original equipment manufacturer applications.
License and Royalty Agreements
      Upon the acquisition of our Spheral Solar technology in 1997, we assumed the original license obligation from the vendor on the use of Spheral Solar technology. The license fee is 2% of certain Spheral Solar net revenues, calculated annually. Such revenues consist of any net sales revenue earned from the sale of products derived from the Spheral Solar technology, as well as all net sales revenue received by licensees and subsequent purchasers of the Spheral Solar technology in the event that such technology is licensed or sold to a third party. This obligation extends for a 17-year period, expiring on September 28, 2017. To date, license fees from this obligation are minimal.
      As consideration for C$29.5 million of funding for the development of the Spheral Solar technology from Technology Partnerships Canada, we agreed to pay royalties of 1.8% on our future revenues resulting from the sale, licensing or other transfer of Spheral Solar products and related services. These royalties commence in the first year that such future annual revenues exceed C$20.0 million and continue for a total of 10 years. If the cumulative royalties exceed C$84.5 million during this 10-year period, the royalty rate declines to 0.35% for the remaining term. If at the end of 10 years the cumulative royalties have not reached C$84.5 million, the royalty payment term is extended for the lesser of a further five years or once the cumulative royalties of C$84.5 million have been reached. To date, no royalties have been accrued or paid under this obligation.
Industry Overview
      Global electricity usage is expected to increase from 14.8 trillion kWh in 2003 to 27.1 trillion kWh by 2025, according to the U.S. Department of Energy’s Internal Energy Outlook 2005. Approximately 65.7% of

the world’s electricity is currently produced with fossil fuels. As demand for electricity continues to increase, the electric power industry is facing several challenges:

•	Fossil fuel supply constraints. Limited supply and escalating consumption of coal, oil, and natural gas continue to drive up wholesale electricity prices, resulting in higher electricity costs for consumers.

•	Infrastructure constraints. In many parts of the world, electricity demand exceeds the capacity of existing electricity generation, transmission and distribution infrastructure.

•	Desire for energy security. As political and economic instability in key oil and natural gas producing regions has increased, governments are increasingly focused on developing reliable and secure energy sources.

•	Environmental concerns. Long-term use of fossil fuels is associated with a range of environmental issues including global warming, air pollution and water pollution, the increased prevalence of which is driving increased environmental awareness.
      Industry and governments are considering alternatives to traditional fossil fuels to address these challenges, including renewable energy sources and technologies.

Renewable energy industry
      The renewable energy industry includes solar, hydroelectric and wind power generation, and to a lesser extent biomass and geothermal power generation. As opposed to fossil fuels, which draw on finite resources, renewable energy is generally unlimited in its availability. Hydroelectric power generation, the use of flowing water to generate electricity, is currently the largest source of renewable energy as measured by electricity generation. However, the potential for additional hydroelectric capacity in the developed world is limited due to the lack of development opportunities and environmental concerns over the creation of additional large reservoirs that flood agricultural land and human and animal habitats. Wind power generation, the use of wind turbines to harness and convert kinetic energy into electricity, is one of the fastest growing sources of renewable energy. Today, large-scale wind power is becoming a cost-competitive alternative to wholesale natural gas and coal-fired power in locations with high average wind speeds and sufficient space for large wind plants. However, space constraints, wind speed availability and zoning restrictions in suburban and urban regions limit the potential of wind power systems. Additionally, peak wind availability generally does not coincide with peak seasonal or time of day electricity use.
      Due to the constraints on other sources of renewable energy, solar power has emerged as one of the fastest growing renewable energy sources. Solar power has several benefits when compared to other renewable energy technologies, including:

•	No fuel price volatility. Unlike fossil and nuclear fuels, solar energy has no fuel price volatility. Although there is variability in the amount and timing of sunlight over the day, season and year, a properly sized and configured system can be designed for high reliability while providing a long term, fixed price electricity supply.

•	High reliability. With no moving parts or regular required maintenance, solar power is one of the most reliable forms of electricity generation.

•	Environmentally benign. Solar cells generate electricity without air or water emissions, noise, vibration, habitat impact or waste generation.

•	Easily located with the end-user. Unlike other renewable resources such as hydroelectric and wind power, solar power can be utilized anywhere there is sunlight and directly where the power will be used. As a result, solar power limits the expense of and energy losses associated with transmission and distribution from large-scale electric plants to the end users.

•	Peak energy generation corresponds with peak energy consumption. Maximum sunlight hours generally correspond with peak electricity demand when prices are highest.

•	Applicable for a wide range of power requirements. Solar power products can be sized to meet the specific needs of the end-user ranging from very small consumer applications to larger commercial applications.

Solar industry trends
      Solar power systems are used for a variety of residential, commercial and industrial applications generally described as either “on-grid” or “off-grid” in nature. The market for “on-grid” applications, where solar power is used to supplement electricity purchased from the utility network, represents the largest and fastest growing segment of the market. According to Solarbuzz, in 2005, the global on-grid segment grew by 42% to 1,262 MW, and since 2001, the on-grid segment has grown at an average annual rate of approximately 55%. We believe the majority of our products are used in on-grid applications.
      “Off-grid” markets, where access to utility networks is not physically feasible or economical, offer additional opportunities for solar technology. Off-grid industrial applications include road signs, highway call boxes, communications support along remote pipelines and telecommunications equipment, as well as rural residential applications. Off-grid consumer applications include portable recreational power modules, garden lights, marine lighting and camping equipment. As reported by Solarbuzz, the off-grid market grew at 2% in 2005, to 198 MW, and has grown at an average of 12% per annum since 2001.
      According to Solarbuzz, between 2001 and 2005, total annual solar cell production increased globally from 357 MW to 1,656 MW, representing a compound annual growth rate of 46.8%. Global Solar cell production is expected to grow at a compound annual growth rate of 24% from 1,656 MW in 2005 to 4,764 MW by 2010. Solarbuzz forecasts continued strong growth globally, with sales increasing from $9.8 billion in 2005 to an estimated $18.6 billion by 2010, a 14% compound annual growth rate. Another industry source, Photon Consulting, projects even more rapid growth, with production growing at a compound annual growth rate of 55% from 2,700 MW in 2006 to 15,400 MW by 2010. Despite this rapid growth, solar energy constitutes only a small fraction of the world’s energy output.
      The development and increased usage of solar power is, and for the foreseeable future will be, affected by the existence of government incentives. A growing number of countries have established attractive incentive programs for the development of solar and other renewable energy sources. In 2005, two of the three largest markets for solar products, as measured by total installations per annum, were Germany and the United States, each having significant government subsidy programs for solar power. Other countries in which we sell our products such as Spain, France and Italy also have significant government subsidy programs for solar power. Certain jurisdictions, such as Germany, have subsidy programs that are designed to decline over time.
      Similar to other renewable energy sources, the solar industry currently is not cost competitive on a standalone basis and requires government incentives to be competitive with fossil based alternatives. A growing number of countries have established attractive incentive programs for the development of solar and other renewable energy sources. These programs include:

•	Net metering laws and feed-in tariffs allowing on-grid end users to sell electricity back to the grid at retail prices;

•	Direct subsidies to end users to offset costs of solar equipment and installation charges;

•	Tax incentives and low interest loans to finance solar power systems; and

•	Government standards mandating minimum usage levels of renewable energy sources.
      Germany. Since 2004, Germany has been the leading solar power market in terms of annual megawatt additions. Renewable energy laws in Germany require electricity transmission grid operators to connect various renewable energy sources to their electricity transmission grids and to purchase all electricity generated by such sources at guaranteed feed-in tariffs. Additional regulatory support measures include investment cost subsidies, low-interest loans and tax relief to end users of renewable energy. These programs have encouraged the development of Germany’s solar market, which has grown from annual installations of 79 MW in 2001 to 837 MW in 2005. Subsidy programs in Germany are designed to decline over time including those for systems installed after 2006, for which the tariff rate for ground mounted systems is anticipated to be reduced by 6.5% each year and the tariff rates for building facade and roof mounted arrays are anticipated to be reduced by 5% each year.
      France. France continues to generate significantly more electricity than it consumes. Today, renewable energy generates only approximately 15% of the country’s total energy supply. However, current plans call for an increase in national renewable energy use to 21% of electricity output by 2010. In April 2006, the government increased feed-in tariffs for solar power by 50%.
      Spain. The incentive program in Spain includes a national net metering program and favorable interest loans. The feed-in tariff for solar energy in Spain is fully guaranteed by the Spanish government for 25 years.
      Italy. Slow economic growth and increasing national debt has hindered development in Italy’s electrical generation infrastructure. The resulting inability to meet increasing demand resulted in rolling blackouts in the summer of 2003. In 2005, the government enacted legislation normalizing a system of regional solar generation subsidies which sets fixed feed-in tariffs to be paid over 20 years. In the program’s second quarter (October to December 2005) it received approximately 7,500 requests for a total output of 190 MW.
      United States. With annual growth rates of 20-30%, the U.S. solar market continues steady expansion. However, renewable energy sources currently contribute less than 9%, or 337 billion kWh, of the nation’s total energy consumption with solar providing only a fraction of that amount. The United States recently enacted a major energy bill that included federal tax credits, purchasing goals and other programs designed to accelerate the adoption of solar power. In addition, a number of states, including California, New Jersey and Nevada, have committed substantial resources to the development and implementation of renewable energy programs. For example, in early 2006, California announced a $2.9 billion, 10-year government incentive program to reach 3,000 MW of solar installations by 2017. The program, will subsidize one-third of the installation costs of all new systems. In California, a customer who has purchased solar energy products can receive a cash rebate from the California Energy Commission, a state tax credit and can take advantage of net metering. The customer’s cash rebate is based on the capital cost of the solar power system, currently set at $2.60 per watt.
      Canada. In March 2006, Ontario became the first Canadian province to offer subsidies to homeowners or businesses installing solar power systems under a program whereby the Ontario Power Authority will purchase electricity produced by wind, biomass, small hydroelectric or solar at a fixed price. Electricity generated through solar power systems will be purchased at a rate of C$0.42/kWh compared to the current consumer rate of approximately C$0.08/kWh charged by provincial utility providers.
      Japan. Incentive programs in Japan led to the installation of more than 100,000 residential solar power systems between 2003 and 2004. Japan is forecasting the installation of 5 GW of generation capacity by 2010. The Japanese government has implemented a series of incentive programs, including a “PV 2030” roadmap. This roadmap outlines government policies designed to generate between 50 and 200 GW of solar electricity by 2030, as well as the provision of government subsidies for research and development. The program is designed to be self-sustainable for households in 2010 and for businesses and industry in 2020 and 2030, respectively. Japan eliminated its direct subsidies in 2005.
      China. In 2005, China enacted the Renewable Energy Law in order to help reach the government target of 400 MW and 1,000 MW installed by 2010 and 2020 respectively. This law authorizes relevant authorities to set favorable prices for the purchase of surplus on-grid solar-generated electricity and provides other financial incentives for the development of renewable energy projects. In addition, the State Council of China and the Ministry of Construction have recently created directives encouraging the development and use of solar energy in both urban and rural areas. For example, in October 2005, the Shanghai municipal government endorsed the “100,000 Roof Project” which calls for 300 MW of installed capacity by 2015.

Principal challenges facing solar power market growth
      The solar power industry must overcome several challenges to achieve widespread commercialization of its products.

      Secure silicon supply. The strong growth in demand for silicon for use in solar production (from 5,000 metric tonnes in 2001 to 17,000 metric tonnes in 2005 according to Solarbuzz) has led to an industry-wide shortage. This shortage is widely believed to be short-term in nature as significant new production capacity is forecast to come online in the next five years. Compounding this shortage is a resurgence in demand for electrical grade silicon from technology manufacturers. As competition for secure sources of supply increases, access to a secure supply of silicon continues to be a critical factor limiting the growth of the solar power industry. A limited supply of silicon may also create additional difficulties for solar companies as they adapt to the volatility and risk related to their principal supply component. Historically, solar companies have addressed constrained silicon supply through inventory build-up during reduced demand stages of the market cycle. However, with demand outpacing supply, inventory levels are forecast to remain at historical lows until new silicon production capacity is brought online. Further, solar cell and solar module producers must compete with growing demand from the semiconductor industry for which high-grade silicon is also a key input.
      Decrease cost per watt to customers. The cost of solar electricity is higher than the cost of retail electricity from the utility network, with solar power systems requiring relatively high up-front costs and relatively low ongoing operational costs. Government programs and consumer preference have accelerated the use of solar electricity, but product cost remains one of the largest impediments to growth. As solar has become a more mature technology, yields, cell efficiencies, manufacturing efficiencies and economies of scale have improved, but continued improvements still need to be made in these areas.
      Improve aesthetics. We believe that aesthetics are a barrier to wider adoption of solar cell and solar module products and systems among commercial and residential consumers. Historically, these consumers have resisted solar products in part for aesthetic reasons. Established solar products are heavy, rigid, fragile and non-modular. Solar cell and solar module manufacturers can improve aesthetics by developing products that can be more attractively integrated into building structures, and that are lighter, flexible and modular.
Competition
      The market for solar power products is intensely competitive and continually evolving. Industry participants compete with each other for supplies of silicon. As well, industry participants compete for sales primarily on the basis of their products’ design, efficiency and aesthetics, the strength of their distribution networks, branding, price, reliability and capacity. Our competitors include companies such as Sharp, Q-Cells, Kyocera, Sanyo, Mitsubishi, Schott, Suntech, Sunpower and BP Solar.
      Many of our competitors are developing or currently producing products based on new solar technologies, including amorphous silicon, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline technologies similar to ours on a cost per watt basis. The two ribbon technologies on the market launched commercially at about 11% efficiency with a 10 g/W silicon consumption. These technologies are currently limited to small cell areas of 100-125 cm2. Our polysilicon wafer technology has a higher efficiency at the same silicon utilization and on larger cell sizes. Our Spheral Solar technology, if successfully developed, could combine 11% targeted efficiency with the flexibility of thin film technology in one module and is expected to have a lower silicon utilization than conventional crystalline devices. Most amorphous technologies use double glass construction to increase life expectations beyond ten years, and commercial launches for these technologies were on products with approximately 6.5% efficiency.
      Nano-technologies, which are not yet commercialized, are expected to have close to 5% efficiency with life expectancies of several years for double glass construction. Compared to these competing technologies, we believe the majority of our products have higher efficiencies and longer lifetimes without the need for double glass construction.
      Many of our competitors also have established stronger market positions than ours and have larger resources and greater brand recognition than we have. However, many companies compete at different steps in the manufacturing process; we are one of the few integrated manufacturers that compete at all stages of the solar module manufacturing process chain. The solar power market in general also competes with other sources of renewable energy and conventional power generation. See “Risk Factors — We face intense competition from other companies producing solar and other renewable energy products.”

Corporate Structure and Organization
      The following diagram sets forth our expected corporate structure upon the closing of this offering:
      In complying with our reporting obligations under applicable Canadian securities laws we have undertaken (i) to treat each of Photowatt International S.A.S., Photowatt Technologies USA Inc. and Spheral Solar Power, Inc. as our subsidiary for financial reporting purposes in accordance with Canadian generally accepted accounting principles and, where Canadian generally accepted accounting principles prohibit the consolidation of financial information of any such subsidiary and us, and for as long as such subsidiary (including any of its significant business interests) represents a significant asset of the Company, provide separate financial statements and related management’s discussion and analysis for such subsidiary (including information about any of its significant business interests); (ii) to take appropriate measures to require insiders of each of Photowatt International S.A.S., Photowatt Technologies USA Inc. and Spheral Solar Power, Inc. to comply with reporting requirements and prohibitions against insider trading as if such subsidiary was a reporting issuer and (iii) to certify, on an annual basis, our compliance with the above undertakings.
Legal and Regulatory Matters
      There are no pending nor, to our knowledge, threatened legal proceedings that we believe will have a material effect on our business.
Patents and Trademarks
      We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. Our success and ability to compete depends to a significant degree upon obtaining patent protection for our proprietary technology. We hold a number of patents, primarily in connection with various aspects of our Spheral Solar technology and also in connection with our ability to purify polysilicon fines, which is significant to our silicon supply strategy. The patents that we consider to be of the greatest importance to our Spheral Solar technology will expire between 2008 and 2023 and have been issued primarily in the United States, although we also have patent protection in certain jurisdictions in Europe and Asia for some of the same technology that is covered by our U.S. patents. We also hold a number of patents in the United States, France and other European countries, which will expire between 2007 and 2024, relating to some of the technology used in Photowatt International. The patents relating to the technology used in Photowatt International cover a small portion of the overall end-to-end manufacturing process, the balance of the technology being either public domain technology or technology developed by us and treated as trade secrets. With respect to those patents relating to the technology used in Photowatt International that have a short remaining term, we do not believe that their expiration will have a material effect on our business. We intend to continue to seek patent protection as we believe appropriate to protect our competitive advantage and for licensing opportunities of new technologies relevant to our business.
      We believe that many elements of our solar products and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We generally do not require our employees (including our R&D personnel) to sign confidentiality or other agreements in respect of our intellectual property, nor do we require our contractors to sign general agreements in respect of intellectual property developed for us. This could adversely affect our ability to secure, protect and/or enforce intellectual property developed by and/or for us.
      We own a number of trademarks used in association with our products and services, some of which, are registered in the United States, Canada and a number of other countries. We are working to maintain and enforce our rights in our trademark portfolio, which is important to our reputation and branding.
Facilities
      Our corporate headquarters are located in Cambridge, Ontario, Canada, where we will lease a building from ATS with approximately 193,000 square feet of space. This building also houses our Spheral Solar technology development facility. Our Photowatt International facility occupies a total of approximately 130,000 square feet of manufacturing space in a building we own near Lyon, France. Photowatt USA leases a sales and module assembly facility in Albuquerque, New Mexico. See “— Our Business Strategy” for a discussion of our expansion plans, which include the construction of new facilities.
Environmental Matters
      We are required to comply with all foreign, national and local laws and regulations regarding the operation of industrial facilities, pollution control, the protection of natural resources and the environment and human health and safety. In addition, under some statutes and regulations, a government agency or other party may seek recovery and response costs from owners or operators of facilities where releases of hazardous substances have occurred or are ongoing, even if the owner or operator was not responsible for such release or otherwise at fault. We are also required to maintain and comply with a variety of environmental permits and authorizations. Any failure by us to comply with applicable regulations could subject us to potentially significant monetary damages or fines or otherwise result in the interruption of our business operations. In addition, should environmental regulations change or become more stringent, we could be required to incur costs that could be material to our operations or results. Furthermore, a 1997 environmental assessment report revealed the presence of dichloroethylene and vinyl chloride contamination in soil and groundwater at our facility in Lyon, France. No further assessment of this contamination has been undertaken. Should we choose to or be required to investigate or remediate this contamination, costs to do so could be material. We believe that we are otherwise in compliance in all material respects with applicable environmental laws and regulations.
      In France, our manufacturing facility is a classified installation for the protection of the environment subject to authorization by the local authorities. We are responsible for compliance with applicable environmental and health and safety regulations, including technical prescriptions imposed by environmental permits. Failure to comply with these regulations and prescriptions may result in criminal and administrative fines, or suspension or termination of our activities on the site. Pursuant to the applicable French regulations, upon voluntary or mandatory termination of the activities on the site, we may be required to undertake remediation of the site which could be costly.
      In addition, the implementation in the European Union of new chemicals legislation known as the Registration, Evaluation, Authorization and Restriction of Chemicals, or REACH, may result in additional costs or restrict our access to certain chemicals that are necessary for our manufacturing process. REACH, which was adopted in December 2006 and will come into force starting June 2007, will require producers and importers of chemicals in the European Union, in quantities at or above 1 ton per year, to formally register such chemicals with the newly formed European Chemicals Agency. Registration of approximately

30,000 chemicals is estimated to be required, and the new registration process will be phased in over 11 years depending on the risk of the chemical and the quantity produced, with the first tranche of registrations required by 2010. As part of this registration, producers and importers will be required to evaluate, at their cost, the health and safety impacts of such chemicals, and they may ultimately pass these increased costs to downstream users of chemicals such as us. Moreover, certain substances of very high concern will require explicit Agency authorization for continued production or import, and may not be granted such authorization if the Agency determines that safer alternatives exist or could be developed. Consequently, our access to certain chemicals may be restricted, and any replacement of such chemicals may not be readily available to us or as effective in our manufacturing process. REACH is in its earliest stage of implementation and its impact on our expenses and manufacturing processes will not be fully known until the registration and evaluation procedures have taken place.
Employees
      As of December 31, 2006, we had 681 active employees, of which 581 are located at Photowatt International near Lyon, France, approximately 80 are located at our Spheral Solar technology development facility in Cambridge, Ontario, Canada and 20 are located at our sales and module assembly operations in Albuquerque, New Mexico, United States. Subsequent to December 31, 2006, we decreased the size of our workforce in Cambridge by 19 employees. From time-to-time, we also employ independent contractors. We plan to hire additional employees as we expand. Certain of our non-management employees in France belong to the CFDT (the Confédération Française Démocratique du Travail) union, and all of our non-management employees are covered by a collective bargaining agreement with a term lasting for an indefinite period, subject to termination and renegotiation by either party on one month’s notice. We have had no work stoppages during the past five years, and we believe our relations with our employees are good.
      At the time of the offering, some of our services, including certain information technology, legal, tax, treasury and human resource services, will be provided by ATS pursuant to a Transitional Services Agreement between us and ATS as described under “Our Relationship with ATS — Agreements Between ATS and Us — Transitional Services Agreement.”

OUR RELATIONSHIP WITH ATS
General

ATS reorganization relating to our company
      Our parent company, ATS, is a leading designer and producer of turn-key automated manufacturing and test systems, which are used primarily by multinational corporations operating in a variety of industries including: automotive, computer/ electronics, healthcare, and consumer products. ATS also uses its many years of repetitive manufacturing experience and skills to produce precision components and sub-assemblies and specialized repetitive equipment. As of December 31, 2006, ATS employed approximately 3,500 people at 25 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. ATS’ shares are traded on the Toronto Stock Exchange under the symbol ATA.
      In March 2006, ATS announced that, following a review of the strategic alternatives for its solar business, it decided to pursue an initial public offering of the solar business segment. ATS’ solar business has different suppliers, customers and industry fundamentals compared to ATS’ automation and repetitive manufacturing businesses. The solar business also requires a significant amount of new capital to execute its strategic growth plan which has been developed to competitively position the business in the growing solar industry. ATS expects that the contemplated initial public offering will allow the solar business to raise significant capital and best position it to execute its strategic growth plan.
      ATS currently owns, either directly or indirectly through its subsidiaries, substantially all of our assets and operations. Upon the completion of this offering, ATS will establish our business as a separate, publicly traded company. To accomplish the separation of our business from the other businesses of ATS, ATS will undertake a corporate reorganization upon the closing of this offering under which ATS will transfer our assets and operations to us. ATS shareholders approved this reorganization at a meeting of ATS shareholders held on October 27, 2006.

ATS as our controlling shareholder
      Immediately following this offering, assuming no exercise of the underwriters’ over-allotment option and no conversion into common shares of the amount owing by us to ATS under our intercompany loan as described under “Use of Proceeds,” ATS will own of record and beneficially approximately 57.8% of our common shares. If the underwriters exercise their over-allotment option in full, immediately following this offering ATS will own of record and beneficially approximately 54.4% of our common shares. If the underwriters do not exercise their over-allotment option and the amount owing by us to ATS under our intercompany loan is converted into our common shares as described under “Use of Proceeds,” then assuming an initial public offering price per share of $16.00, ATS will own of record and beneficially approximately 60.2% of our common shares. As long as ATS continues to control more than 50% of the voting power of our common shares, ATS will be able to direct the election of all of the members of our board and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional common shares or other equity securities, and the payment of dividends with respect to our common shares. Similarly, ATS will have the power to determine matters submitted to a vote of our shareholders without the consent of our other shareholders, will have the power to prevent a change in control of our company and will have the power to take other actions that might be favorable to ATS but unfavorable to us.
      In addition, pursuant to the Shareholder Agreement, the consent of ATS will be required in connection with certain corporate actions. See “Agreements Between ATS and Us — Shareholder Agreement — ATS approval for certain matters.”
      We and ATS have planned extensively for our separation from ATS. Through that process we have discussed potential conflicts of interest, and assets and other items have been allocated to us in a manner designed to avoid conflicts of interest. We do not expect there to be significant conflicts of interest with ATS because ATS operates primarily in a different business. To the extent that conflicts do arise, our board of directors consists of nine directors, only three of whom are employed by and are nominees of ATS. Our board will act to protect our interests in a conflict situation with ATS.
Agreements Between ATS and Us
      This section provides a summary description of agreements between ATS and us relating to this offering and our relationship with ATS after this offering. The description of the agreements is not complete and, with respect to each such agreement, is qualified by reference to the terms of the agreement, each of which will be filed as an exhibit to the registration statement of which this prospectus is a part and with the Canadian securities regulatory authorities. We encourage you to read the full text of these agreements. We will enter into these agreements with ATS immediately prior to the completion of this offering; accordingly, we will enter into these agreements with ATS in the context of our relationship as a wholly-owned subsidiary of ATS. The prices and other terms of these agreements may be less favorable to us than those we could have obtained in arm’s-length negotiations with unaffiliated third parties for similar services or under similar agreements.

Overview
      The Master Separation Agreement provides for our separation from ATS, and contemplates that immediately prior to or concurrent with the closing of this offering, we will enter into certain other separation agreements with ATS that will govern certain aspects relating to the separation and various interim and ongoing relationships between ATS and us. These other separation agreements are:

•	Shareholder Agreement;

•	Transitional Services Agreement;

•	Registration Rights Agreement;

•	Master Supply Agreement;

•	Transfer Agreements; and

•	Lease Agreement.

Master Separation Agreement
      The Master Separation Agreement will contain the key provisions related to our separation from ATS in connection with this offering. All of our covenants and agreements and those of ATS in the Master Separation Agreement will survive indefinitely, subject to applicable laws. Certain of the principal provisions of the Master Separation Agreement are discussed below.

Ownership of assets
      The Master Separation Agreement provides for the separation of our assets and assumption of liabilities from ATS through transfer agreements that we will enter into with ATS upon the closing of this offering and a lease agreement that we will enter into with ATS immediately prior to the closing of this offering. See “Our Relationship with ATS — General — ATS reorganization relating to our company” and “Our Relationship with ATS — Agreements Between ATS and Us — Transfer Agreements” and “— Lease Agreement.” After the completion of this offering, if it is discovered that ATS has title to, or an interest in, any asset, other than an asset specifically excluded, that is used exclusively or held for use exclusively in our business, as it existed at the completion of the offering, ATS will cooperate with us and use commercially reasonable efforts to transfer such asset to us. Likewise, if it is discovered that we had at the completion of this offering title to, or an interest in, any asset other than those used or held for use exclusively in our business, as it existed at the completion of this offering, we will cooperate with ATS and use commercially reasonable efforts to transfer such asset to ATS.

Indemnification and Release
      We have agreed to indemnify ATS, each of its controlled subsidiaries (other than us and our controlled subsidiaries), and our and their respective directors, officers, employees, consultants, advisers and agents, from all losses they may suffer arising out of certain circumstances or events, whether such losses arise or accrue prior to, on or following the closing of this offering, including:

•	any failure by us or our affiliates or any other person to pay, perform or otherwise properly discharge any of our liabilities;

•	all liabilities arising out of or related to our present or future business, operations or assets;

•	any breach by us or any of our affiliates of any separation agreement;

•	with respect to all information contained in this prospectus, the registration statement of which it is part and any other materials distributed in connection with the initial public offering or the transactions contemplated in the separation agreements, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, other than with respect to statements or omissions relating exclusively to (i) ATS and its subsidiaries (other than us, our subsidiaries, Automation Tooling Systems Enterprises, Inc. or Matrix Solar Technologies, Inc.), and (ii) ATS’s businesses (other than ours), which (i) and (ii) are collectively referred to as the “ATS Disclosure Portions;” and

•	any liability, covenant, term and condition of ATS in, to and under the contribution agreement between ATS, us and Technology Partnerships Canada (the “Technology Partnerships Canada Contribution Agreement”) described in note 14 to our combined annual financial statements.
      ATS will indemnify us, each of our controlled subsidiaries, and our and their respective directors, officers, employees, consultants, advisers and agents, from all losses we or they may suffer arising out of certain circumstances or events, whether such losses arise or accrue prior to, on or following the closing of this offering, including:

•	the failure by ATS or its affiliates (other than us) or any other person to pay, perform or otherwise properly discharge any of ATS’ liabilities;

•	all liabilities arising out of or related to ATS businesses or operations, excluding any liability with respect to the Technology Partnerships Canada Contribution Agreement and excluding any liability arising out of our present or future business, operations or assets;

•	any breach by ATS of any separation agreement; and

•	with respect to all information contained in the ATS Disclosure Portions, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.
      We and ATS will each waive all special, collateral, indirect, consequential, incidental or punitive damages (including lost profits or savings) incurred by either of us, other than those related to a third party in connection with an indemnification obligation.
      Subject to the indemnities described above, we and ATS will also release each other and our and its respective controlled subsidiaries, and our and their respective directors, officers, employees, consultants, advisers and agents, from any and all liabilities existing or arising from any acts, events or conditions occurring or existing on or before the time immediately prior to the closing of this offering, including any acts, events or conditions in connection with implementing this offering or the transactions contemplated in the separation agreements. This release will not impair either us or ATS from enforcing the master separation agreement, any other separation agreement or any other agreement between us and ATS in force and effect immediately prior to the closing of this offering.

Non-competition and non-solicitation
      The Master Separation Agreement provides that we (and/or our affiliates) will not, for a period of three years from the date of that agreement, directly or indirectly, engage in any development, production, manufacture, marketing, distribution, promotion or sale of products competitive with ATS products in any country in the world in which ATS conducts its business. In addition, under the Master Separation Agreement, we and ATS have agreed, for a period of five years from the date of that agreement, not to hire, employ, retain or contract for service, or offer to hire, employ, retain or contract for service, as a director, officer, employee, partner, consultant, independent contractor or otherwise, any individual employed by the other party or any of its affiliates, or solicit for employment, solicit for hire, contract for the services of, or encourage any individual to terminate his or her employment with the other party or any of its affiliates, subject in each case to certain limited exceptions.

Technology Partnerships Canada Contribution Agreement
      We have agreed to fulfill, observe, perform and comply with all the terms and conditions of the Technology Partnerships Canada Contribution Agreement together with ATS and to assume all the obligations of ATS under the Technology Partnerships Canada Contribution Agreement. During such period of time as ATS remains a party to and bound by the Technology Partnerships Canada Contribution Agreement, we will be unable to amend or assign the Technology Partnerships Canada Contribution Agreement or to seek the consent of any other party to the Technology Partnerships Canada Contribution Agreement to the waiver of any provisions thereof, without ATS’ prior written consent. We will also be unable to terminate or breach the Technology Partnerships Canada Contribution Agreement without prior consultation with ATS, such consultation to be conducted in good faith and for a reasonable duration. We have further agreed to take all actions (or refrain from any actions) reasonably requested by ATS in connection with any further consents, assignments or releases sought by ATS with respect to the Technology Partnerships Canada Contribution Agreement.

Retained interest of ATS in us
      Following the completion of this offering, ATS has the right, but not the obligation, to effect one or more distributions of its interest in us to its common shareholders. ATS may in its discretion determine whether to effect such transactions and, if so, the date of their consummation and all of their terms. Such transactions may take place directly or indirectly, by way of a single step or a series of one or more intermediate steps, including one or more distributions of shares of one or more affiliates of ATS. We are required by the Master Separation Agreement to cooperate with ATS in order to complete any such transactions and to promptly take any and all actions necessary or desirable to effect any such transactions.
      ATS has advised us that it has made no decision with regards to a spin-off, disposal, or other distribution of all or a portion of its remaining interest in us.

Expenses
      We will be responsible for all costs incurred in connection with this offering. We and ATS generally will be responsible for our own costs incurred in connection with the matters contemplated by the separation agreements and for those relating to a spin-off (or any other divestiture transaction employed by ATS).

Disputes
      Disputes under all separation agreements will be subject to a negotiation and mediation procedure.
     Assignment
      ATS will have the right to assign its rights under the Master Separation Agreement with our consent, such consent not to be unreasonably withheld. ATS will have the right to assign its rights under the Master Separation Agreement to an affiliate of ATS without our consent. We will have the right to assign our rights under the Master Separation Agreement with ATS’ consent, such consent to be granted or withheld in ATS’ sole discretion. Any permitted assignee shall agree to perform the obligations of the assignor of the Master Separation Agreement.

Shareholder Agreement
      The Shareholder Agreement will provide for, among other things, restrictions on the composition of our board of directors, certain matters that we shall not undertake without ATS’ prior written consent, financial reporting to ATS, and certain other governance matters. The Shareholder Agreement does not in any way limit the ability of ATS to exercise its rights attached to our common shares.

Our Board of Directors
      ATS will have certain rights in respect of our board of directors under the Shareholder Agreement. For so long as ATS holds at least 40% of our outstanding shares, ATS will be entitled to designate the number of nominees for election as directors of our board that comprise 25% of the directors of our board (rounded up to the nearest whole number, provided our board consists of at least six directors). For so long as ATS owns at least 10%, but less than 40%, of our outstanding shares, ATS is entitled to designate one nominee for election as director to our board of directors. It is expected that our board will be initially comprised of nine members. ATS will initially designate three nominees for election as directors to our board.
      The ATS nominees to our board of directors may be directors, officers or employees of ATS or its affiliates or such other individuals as ATS may designate from time to time, subject to applicable director independence rules.

Quorum
      A quorum for a meeting of our board of directors shall be a majority of the number of directors, subject to the Canadian residency requirements under the Canada Business Corporations Act, which requires that at least twenty-five percent of the directors present at the meeting are resident Canadians, and for so long as ATS holds not less than 40% of our outstanding common shares, subject to one ATS board nominee being in attendance. In the event that a quorum is not present for a meeting (an “initial directors’ meeting”), then any two directors may call a meeting of the directors by proper notice to be held on a date no earlier than the fifth business day following the initial directors’ meeting solely to address the business proposed at the initial directors’ meeting. A quorum for such further meeting shall not require one ATS board nominee to be in attendance.

Committees of our Board of Directors
      The Shareholder Agreement will provide that our board of directors establish an audit committee and a compensation and governance committee, each consisting of three to five members appointed by our board. Our board of directors may also establish such other committees as it may determine from time to time. Under applicable securities laws, all members of the audit and finance committee must be independent.

ATS approval for certain matters
      The Shareholder Agreement will provide that, for so long as ATS, directly or indirectly, holds not less than 50% of our outstanding common shares, we shall not, and shall not permit any subsidiary entity to, without the affirmative vote of a majority of our board of directors and the written consent of ATS as a shareholder:

•	enter into any merger, amalgamation, plan of arrangement, consolidation, business combination, joint venture or other material corporate transaction, including the acquisition of any business or securities of any person (other than wholly-owned subsidiaries of ours) or the acquisition, license, lease, exchange of assets or the assumption of any obligations, in each case with a fair market value in excess of C$50 million;

•	sell, lease, exchange, license on an exclusive basis or dispose of, in a single transaction or in a series of transactions, property or assets with a fair market value in excess of C$50 million, other than the sale or disposition of inventory in the ordinary course of business, or sell or grant an exclusive license with respect to material intellectual property;

•	adopt any plan or proposal for a complete or partial liquidation or dissolution or any reorganization or commence any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency;

•	take any action that could reasonably be expected to lead to or result in a material change in the nature of our business;

•	issue any shares of our capital stock, or any rights, warrants or options to acquire our capital stock (excluding securities issued pursuant to share compensation arrangements), if the issuance exceeds 5% of our outstanding common shares;

•	take any action limiting the rights of ATS or any of its affiliates to transfer shares of our stock they own or that would limit the right of any transferee of ATS or any of its affiliates;

•	take any action that would limit the rights of, or deny any benefit to, ATS or any of its affiliates as holders of our common shares either solely as a result of the amount of shares owned or in a manner not applicable to holders of common shares generally;

•	enter into a partnership or any arrangement for the sharing of profits, union of interests, joint venture or reciprocal concession with any person if the aggregate fair market value of the assets contributed and liabilities assumed by us (and our subsidiaries) in connection therewith either exceeds on formation or at any time in the future could reasonably be expected to exceed C$50 million; or

•	make any commitment or agreement to do any of the foregoing.

Financial reporting
      Under the Shareholder Agreement, we have agreed that, for so long as ATS is required to consolidate our results of operations and financial position, and for a further 12 months after the date on which ATS ceases to be required to do so, we will:

•	maintain the same fiscal year as ATS;

•	deliver certain periodic budgets and financial projections, and monthly, quarterly and annual financial reports to ATS;

•	provide to ATS an opportunity for preliminary review of any reports or other information that we send to our shareholders or file with Canadian securities regulatory authorities, the SEC or any securities exchange or quotation system, as well as any press releases regarding annual and quarterly earnings and interim financial guidance;

•	cooperate, and use commercially reasonable efforts to cause our auditors to cooperate, to the extent reasonably requested by ATS, in connection with the preparation of ATS’ financial statements and other information provided to the public, Canadian securities regulatory authorities, the SEC or any securities exchange or quotation system by ATS; and

•	unless otherwise required by law, to the extent practicable, keep our accounting policies and practices consistent with those of ATS.
      We have also agreed that, for so long as ATS is required to consolidate our results of operations and financial position, and for a further 12 months after the date on which ATS ceases to be required to do so, our annual financial statements and related information will be prepared in accordance with Canadian GAAP and, where practicable, consistent with ATS financial statement presentation. However, we will report our results in U.S. dollars and will include in the notes to our financial statements a reconciliation quantifying all material differences in our financial statements had they been prepared in accordance with United States generally accepted accounting principles.
      We have agreed that, after the expiry of 12 months after the date on which ATS ceases to be required to consolidate our results of operations and financial position, for so long as ATS is required to account for its investment in our company under the equity method of accounting, we shall provide ATS, in a timely fashion and in any event in sufficient time to allow ATS to meet its financial and legal obligations, with financial and other information and data with respect to us and our subsidiaries and our and our subsidiaries’ respective businesses, properties, financial positions, results of operations and prospects, and otherwise comply with the financial reporting requirements listed and described above to the extent reasonably requested by ATS.
     Assignment
      ATS will have the right to assign its rights under the Shareholder Agreement with our consent, such consent not to be unreasonably withheld, provided that if the assignee is a significant competitor of ours, we may withhold our consent in our own sole discretion. If assigned to a non-ATS affiliate, the rights of ATS referred to under “— ATS approval for certain matters” will expire on the 90th day following the date of assignment. ATS will have the right to assign its rights under the Shareholder Agreement to an affiliate of ATS without our consent. We will have the right to assign our rights under the Shareholder Agreement with ATS’ consent, such consent to be granted in ATS’ sole discretion.

Term
      The Shareholder Agreement will continue in force until the earlier of the date on which the Shareholder Agreement is terminated by written agreement of both us and ATS and such time when ATS (together with any of its affiliates) holds, directly or indirectly, less than 10% of our outstanding common shares.

Transitional Services Agreement
      The Transitional Services Agreement is designed to help us and ATS transition to being two separate public companies, each with its own administrative resources. Under the Transitional Services Agreement, ATS will provide services to us and/or to one or more of our subsidiaries, and include certain:

•	communications services such as phone, cell phone and wireless devices;

•	tax and merger and acquisition transaction services;

•	payroll;

•	information technology, including access to network, systems, applications and technical support;

•	human resources and employee benefits;

•	legal services;

•	insurance services;

•	accounting support and treasury; and

•	other specified services.
      ATS will use commercially reasonable efforts to perform these services at the same level of service as such services have been provided prior to the date of the Transitional Services Agreement. The use of such services generally will not be substantially greater than the level of use required prior to the completion of this offering.
      These services will be provided for a period of 12 months. ATS may terminate the Transitional Services Agreement if we fail to perform any of our material obligations and do not remedy the failure within 30 days after receipt of written notice of such failure from ATS. ATS may terminate the provision of any individual service under the Transitional Services Agreement on 30 days prior written notice if the provision of the service becomes commercially impracticable for ATS, including, for example, a prohibition against continued performance in any contract with a third party providing the service in question. We may terminate any individual service under the Transitional Services Agreement if ATS fails to perform any of its material obligations and does not remedy the failure within 30 days after receipt of written notice of such failure from us. We may terminate the Transitional Services Agreement or any individual service for convenience upon 30 days written notice, provided we pay all costs incurred by ATS in connection with such termination.
      The Transitional Services Agreement will provide for fixed-price billing, fixed-rate billing, and pass-through billing for services provided either directly or indirectly by ATS to us. The fixed-price portion of the fees that we will pay ATS under the Transitional Services Agreement over its 12-month term is estimated to be approximately $0.4 million. The fixed prices and fixed rates will be specified in the Transitional Services

Agreement. Certain of these prices will be based on ATS’s costs plus an administrative charge, and certain of these prices will be based on estimated market prices.

Registration Rights Agreement
      Prior to the consummation of this offering, we will enter into a registration rights agreement with ATS. The registration rights agreement will include rights to require us to register the offer and sale of our common shares held by ATS on up to four different occasions. ATS may also require us to file registration statements on Form F-3 once we become eligible to use that form. We will be entitled to defer the filings of these registration statements in certain circumstances for a limited period. The registration rights agreement also will include the right to require us to include our common shares held by ATS in future registration statements that we file with the SEC. The agreement also will provide ATS with comparable rights to require us to qualify our common shares held by ATS for distribution, by prospectus or otherwise, in any province or territory of Canada in which we are a reporting issuer. These rights are subject to various conditions and limitations.
      We will bear all expenses incurred in connection with these registrations, other than any underwriting discounts and commissions. Registration of our common shares upon the exercise of these registration rights would result in such shares becoming freely tradable without restriction under the Securities Act or Canadian securities laws.

Master Supply Agreement
      Under the Master Supply Agreement, ATS will have a right of first refusal to supply us with certain Spheral Solar equipment and related services.
      The right of first refusal would be triggered where we receive an offer from a third party or where any agreement is tentatively reached with any third party for the supply of certain equipment and related services. ATS would have a period of 30 days to exercise its right of first refusal and elect to supply such equipment and related services to us on the same terms and conditions of the third party’s offer with respect to price, specifications and delivery. If ATS does not exercise its right of first refusal, then we are free to accept the third party offer. However if the third party offer is subsequently revised, we must provide ATS with its right of first refusal by giving notice to ATS. If ATS fails to perform any of its material obligations with respect to any equipment supplied pursuant to the right of first refusal on two or more occasions, we may terminate the right of first refusal. The right of first refusal provisions may be waived by ATS and us in specific instances.
      In addition, ATS will be our preferred supplier with respect to certain other equipment and related services listed in a schedule to the Master Supply Agreement. If we determine to purchase certain specified equipment and related services, we must notify ATS and provide ATS with the opportunity to bid on or make a proposal to supply such equipment and services.
      ATS would provide its standard warranty that the equipment supplied would be free from defects in workmanship and material and shall materially conform to the specifications for the equipment for a period of 12 months from the date of successful site acceptance testing of the equipment in our plant or 15 months from the date of shipment, whichever occurs first.
      In addition, for an agreed charge of C$10.00 per square foot per year, ATS will agree to house at its premises two of our aluminium foil presses, known as the “Systems 1 Press” and the “AMD Press,” occupying approximately 5,000 square feet and 2,500 square feet, respectively, of ATS’ premises. ATS will allow us and our affiliates access to ATS’ premises during normal business hours upon reasonable notice in order to be able to use and operate the Systems 1 Press for research and development purposes. ATS will supply to us such quantities of aluminium foil processed by the AMD Press as we may order (subject to available labor, supplies and press capacity) at a price equal to ATS’ manufacturing costs plus 12%. This foil would be used by us in the manufacture of Spheral Solar products if and when we grant firm purchase orders for these products. The supply by ATS to us of these foil products is on an “as is” basis, recognizing that we own the AMD Press and will be responsible for its maintenance. The provisions of the Master Supply Agreement relating to our use of ATS’ premises for these aluminium foil presses may be terminated by ATS or us on six months notice but ATS is not permitted to exercise this termination right for a period of one year from the effective date. Upon termination or notice of termination, we would de-install and remove the foil presses from ATS’ premises at our sole cost.
      The Master Supply Agreement terminates on the earlier of (i) five years from its effective date; and (ii) once ATS holds, directly or indirectly, less than 10% of our outstanding common shares. In addition, we may terminate any individual project agreement provided we give 10 days’ written notice and compensate ATS for its costs incurred or committed. However, the provisions of the Master Supply Agreement with respect to the aluminum foil presses, described above, will continue for a period of time if the Master Supply Agreement terminates as a result of ATS’ ownership interest in Photowatt falling below 10% of outstanding common shares.
      Any liability of ATS to us, our affiliates and our and their respective directors, officers, employees and agents under the Master Supply Agreement is limited to the amount actually received by ATS for products sold to us.

ATS solar automation know-how
      Pursuant to the Master Separation Agreement, ATS will retain its solar automation know-how, which is all information known to, and intellectual property rights owned by, ATS relating to automated solar equipment. This know-how primarily relates to the design and manufacture of certain equipment that automates one or more of the steps involved in manufacturing solar products. We use some of this know-how in our business, primarily in relation to our use of ATS equipment, ATS being one of a number of equipment suppliers we utilize. Upon completion of the offering, we will obtain an irrevocable, personal, non-exclusive, worldwide, royalty-free, perpetual right and license to use the ATS solar automation know-how in our possession immediately prior to the completion of this offering, solely for our internal use in conducting our business. This license will be non-transferable and may not be sub-licensed without the express written consent of ATS, except to a wholly-owned subsidiary of ours, for so long as it remains a wholly-owned subsidiary of ours. Such license will not entitle us to use the ATS solar automation know-how for the benefit of a competitor of ATS other than with respect to the manufacturing of equipment for us. This license does not include any intellectual property rights owned by ATS solely to the extent covered by any patent or application owned by ATS, the exclusion of which we believe will not have any material effect on our business.
      ATS may indirectly compete with us to the extent that it manufactures solar equipment for competitors of ours. See “Risk Factors — ATS may enter into contracts relating to the design and manufacture of automated manufacturing and test systems with our competitors or potential competitors.”

Transfer Agreements
      The Transfer Agreements provide for the transfer of ATS’ interest in the assets that are used exclusively in our business conducted by ATS and its subsidiaries upon the completion of this offering, subject to certain excluded assets including:

•	the premises and building that are the subject of the Lease Agreement;

•	the investment of ATS in securities of Canadian Solar Inc., a solar module assembly company in which ATS has a portfolio investment;

•	ATS solar automation know-how; and

•	any tax loss carryforwards, Canadian tax credits or related valuation allowances.
      Pursuant to the Transfer Agreements, in consideration for the transfer of assets by ATS to us, we will issue common shares to ATS and we and our subsidiaries will assume all liabilities, including an intercompany loan from ATS, relating to the solar business conducted by ATS and its subsidiaries immediately prior to the completion of this offering.

Lease Agreement
      The Master Separation Agreement contemplates that, immediately prior to the closing of this offering, we will enter into a Lease Agreement with ATS that relates to our Spheral Solar manufacturing facility at 25 Reuter Drive in Cambridge, Ontario. Under the Lease Agreement, we will pay ATS rent at a rate of C$1 per year for two years. Thereafter, we will have the option to renew the Lease Agreement for two consecutive five-year renewal periods at the then prevailing market rates, as determined by a process outlined in the Lease Agreement.
      Although we are not obligated to renew the Lease Agreement, the term will be automatically renewed for a short period after the initial term or the first renewal period in the event that we do not exercise our option to renew the Lease Agreement for either renewal period and do not deliver at least six months’ notice to the contrary to ATS. During this time, we will have to pay, if after the initial term, monthly rent of C$96,500, or if after the first renewal period, the market rent payable during the first renewal period, as set out in the Lease Agreement. This automatic renewal period is intended to allow us time, if necessary, to move out and to complete our restoration obligations, and will be for the lesser of six months and the actual amount of time it takes us to move out and/or perform our restoration obligations. Under the Lease Agreement, we may be required by ATS to restore the leased premises to base building standard. In addition, in partial consideration of the nominal rate of rent payable during the first two years of the lease, we have agreed to assume, and indemnify ATS for, all costs associated with any clean-up or remediation of the leased premises should there be any environmental condition in violation of environmental laws existing from and after August 1, 2003. See “Risk Factors — Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.” We will also be subject to environmental audit requirements under the Lease Agreement at certain specified times at the end of the initial term and subsequent renewals, which audits will be performed at our cost. Finally, we have also agreed that, in the event any additional taxes, penalties or fines are assessed against ATS on account of the nominal rate of rent, we will pay 50% of such additional taxes, penalties or fines.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth information regarding our directors and executive officers.

Name	Municipality of Residence	Age	Position/Title

Silvano Ghirardi	Oakville, Ontario	58	President and Chief Executive Officer and Director
David L. Adams	Beaconsfield, Quebec	50	Senior Vice President and Chief Financial Officer
Gary J. Seiter	New Dundee, Ontario	50	Senior Vice President — Operations and Technology
Jean-Louis Dubien	Ruy-Montceau, France	39	Managing Director, Photowatt France
Robert M. Franklin(2)	Willowdale, Ontario	60	Director — Chairman
Gerald R. Beard	Woolwich, Ontario	35	Director
Wayne S. Hill(1)	Toronto, Ontario	60	Director
Ronald J. Jutras(2)	Waterloo, Ontario	51	Director
Kirk Mandy(1)(2)	Ottawa, Ontario	50	Director
Stewart McCuaig	Kitchener, Ontario	44	Director
C. Ian Ross(1)	Collingwood, Ontario	64	Director
John W. Sheridan(2)	Vancouver, British Columbia	51	Director

(1)	Member of the Audit and Finance Committee

(2)	Member of the Compensation, Corporate Governance and Nominating Committee
      Mr. Silvano Ghirardi is our president and chief executive officer and director, having joined ATS in 2005, and has diverse experience in international operations, marketing and start-up business. Mr. Ghirardi became our director in August 2006. From 2002-2005, Mr. Ghirardi was the president and chief operating officer of Hoya Opthalmics North America, a division of the Hoya Corporation, a Japanese company whose shares are traded on the Tokyo Stock Exchange and which is among other things the second largest publicly traded global manufacturer of prescription spectacle lenses. From 2000-2002, Mr. Ghirardi was the president and chief executive officer of Sartorius NA, a biotechnology and scientific instruments company. From 1996-2000, Mr. Ghirardi was the president and chief executive officer of 2C Optics Inc., a start-up company funded by venture capital, Dow Chemical, PPG Industries and Rodenstock and other industry participants for the purpose of producing plastic spectacle prescriptions, on demand, utilizing proprietary technology. Before that, Mr. Ghirardi held a variety of senior management positions at Ciba Vision, a business unit of Novartis AG focused on lenses, lens care and opthalmic pharmaceuticals, joining as an early founder in 1981, until 1995-1996 as president. Mr. Ghirardi is a graduate of Harvard University, Graduate School of Business, Executive MBA (PMD) Program and attended Atkinson College, York University, Toronto (CIM/ BA Marketing). He will no longer be employed by ATS following this offering, at which time he will be employed exclusively by us.
      Mr. David L. Adams is our senior vice president and chief financial officer, having joined ATS in June 2006. From 1999 through 2005, Mr. Adams was the senior vice president and chief financial officer at SR Telecom Inc., where he was also secretary of the corporation. From 1994 to 1998, he was Vice President Finance & Administration at CAE Electronics Ltd., and Treasurer of CAE Inc., from 1988 to 1994. Mr. Adams holds a Bachelor of Commerce and Finance from the University of Toronto, is a Chartered Accountant and has completed the Stanford Executive Program. He will no longer be employed by ATS following this offering, at which time he will be employed exclusively by us.

      Mr. Gary J. Seiter is currently the senior vice president of operations and technology, having joined ATS in May 2006. From 2005-2006, Mr. Seiter was senior director of operations and engineering at SUMCO USA. Prior to that, he held various engineering and management roles for Motorola, Inc. from 1980 until 2000-2004 as director of manufacturing operations. Mr. Seiter holds both a Bachelor of Science in Electrical Engineering and a Master of Science in Electrical Engineering from the University of Missouri — Rolla as well as an MBA from Western International University in Arizona. He will no longer be employed by ATS following this offering, at which time he will be employed exclusively by us.
      Mr. Jean-Louis Dubien is the managing director of Photowatt France, having joined Photowatt France in 1991. Throughout his 15 year tenure with Photowatt France, Mr. Dubien has held several key management positions including vice president of operations and, prior to that, manufacturing manager. Mr. Dubien has made significant contributions during this time, specifically including his improvement of our innovative wire saw technology as well as having successfully implemented measures which have directly resulted in sustained yield and throughput improvements in each of our wafer, cell, ingot and module workshops. Mr. Dubien holds a degree in Mechanical Engineering from the Ecole Nationale d’Ingénieurs de Saint-Etienne France.
      Mr. Robert M. Franklin has been our director and chairman since August 2006. He has played a leadership role in a number of public companies over the past 30 years, including serving as chairman of the board of directors of Placer Dome Inc., from 1993-2006. Currently, Mr. Franklin is a director of Barrick Gold Corporation, of Toromont Industries, of Resolve Corporation, of Great Lakes Carbon Income Fund and of First Uranium Corporation. He is also the founder and president of Signalta, a private investment firm. Mr. Franklin holds a Bachelor of Arts in Business Administration from Hillsdale College, Michigan.
      Mr. Gerald R. Beard has been our director since October 2006. He is currently the vice president and chief financial officer of ATS, which he joined in 2001. He is an honors graduate of the University of Waterloo, a Chartered Accountant and a Chartered Business Valuator, and he obtained his Certified Public Accountant designation in 2001. Prior to joining ATS, Mr. Beard was a senior manager at KPMG. Mr. Beard was appointed to our board as a nominee of ATS.
      Mr. Wayne S. Hill has been our director since August 2006. He is currently a director and the executive vice president of Toromont Industries Ltd., a company listed on the Toronto Stock Exchange, having joined as vice president, finance in 1985. Prior to joining Toromont Industries Ltd., Mr. Hill served as vice president, finance at Maclean Hunter Limited, a Canadian based communications and publishing company and spent 3 years as director, planning and finance with Massey Ferguson Limited, a heavy equipment and engine manufacturer. Mr. Hill has a Bachelor of Commerce degree from Queen’s University and is a Chartered Accountant.
      Mr. Ronald J. Jutras has been our director since July 2006. He is currently the president and chief executive officer and a director of ATS, which he joined in 1985. Prior to being promoted to president and chief executive officer, Mr. Jutras held the positions of executive vice president, chief operating officer, and chief financial officer, and has served as an ATS director since 1993. Prior to joining ATS, he was employed for seven years by KPMG Peat Marwick Thorne as an accountant and business advisor. Mr. Jutras is an Honours Business Administration graduate of Wilfrid Laurier University and a Chartered Accountant. Mr. Jutras was appointed to our board as a nominee of ATS.
      Mr. Kirk Mandy has been our director since August 2006. Since 2005, he has been the president and chief executive officer of Zarlink Semiconductor, a company listed on the Toronto Stock Exchange and the New York Stock Exchange. Mr. Mandy was the vice chairman and a director of Zarlink from 2001 until 2005. From 1984-2001, Mr. Mandy held various senior management roles in Mitel Corporation, including president and chief executive officer from 1998-2001, vice president and general manager of the Business Communications Unit from 1997-1998, vice president and general manager of the Semiconductor Division from 1992-1998, and various manufacturing, product operations and research and development roles from 1984-1992. From 1976-1984, he held various roles in GTE, Gandalf Technologies Inc. and Bymanics. Mr. Mandy is currently a member of the board of Epocal Inc., Mitel Networks Corporation and vice chairman of the Armstrong Monitoring Corporation. He has served on the board of the Strategic

Microelectronics Corporation (SMC), the Canadian Advanced Technology Association (CATA), The Canadian Microelectronics Corp. (CMC), The Ottawa Center for Research and Innovation (OCRI), and Micronet. He is also past chairman of the Telecommunications Research Center of Ontario (TRIO), past chairman of the National Research Council’s Innovation Forum, and past co-chairman of the Ottawa Partnership. Mr. Mandy is a graduate of Algonquin College.
      Mr. Stewart McCuaig has been our director since July 2006. He is currently vice president, general counsel and corporate secretary at ATS and has been with ATS since December 2005. From 2000-2005, Mr. McCuaig was general counsel and corporate secretary at Syndesis Limited, a private venture capital backed telecommunications software company. From 1998-2000, he was general counsel and corporate secretary at Mortice Kern Systems Inc., a Toronto Stock Exchange-listed company. From 1988-1998, Mr. McCuaig was an associate/partner at the law firm of Sims Clement Eastman. Mr. McCuaig was admitted to the Bar in Ontario in 1988. Mr. McCuaig completed undergraduate courses at the University of Western Ontario and holds an LL.B. from the University of Toronto, an LL.M. from Osgoode Hall Law School, and has taken graduate business courses at Wilfrid Laurier University. Mr. McCuaig was appointed to our board as a nominee of ATS.
      Mr. C. Ian Ross has been our director since August 2006. He is currently the chairman of the board of directors of GrowthWorks Canadian Fund Ltd., of GrowthWorks Commercialization Fund Ltd., of PetValu Inc. and of World Heart Corporation and is currently a director of Ontario Power Generation, Comcare Canada Limited and eJust Systems Inc. He has in the past been a senior director, administration, at the Richard Ivey School of Business, University of Western Ontario, a trustee of the McMichael Canadian Art Collection, an executive in residence at the Richard Ivey School of Business, University of Western Ontario, and a governor of Ortech Corporation. Mr. Ross served as the president and chief executive officer of Ortech Corporation from 1998-1999, the chairman, president and chief executive officer of Provincial Papers Inc. from 1993-1997, the president and chief executive officer of Paperboard Industries Corporation from 1986-1990, and executive vice president, finance and development, of Kinburn Corporation from 1979-1986. Prior to that, he held a variety of management roles with Canada’s Export Development Corporation and with the Bank of Montreal. Mr. Ross holds a B.A. from the University of Western Ontario, an LL.B. from the University of Toronto and is a Member of the Law Society of Upper Canada.
      Mr. John W. Sheridan has been our director since August 2006. He is currently president and chief executive officer of Ballard Power Systems, a Canadian manufacturer of fuel cells, having served as the interim president and chief executive officer from 2005 until February of 2006 and having served as chairman of the board from 2004 to February of 2006. Prior to that, Mr. Sheridan held various senior management roles in the BCE family of companies from 1979, until 2001-2003 as president and chief operating officer, Bell Canada. Mr. Sheridan’s outside directorships currently include serving as a director of Ballard Power Systems and as a director of NewPage Inc., and have in the past included directorships with Bell Canada, Aliant Inc., MTS Inc., Sun Media Inc., Bell Sygma UK and Encom Ltd. Mr. Sheridan holds a B.E.S. from the University of Waterloo, a B.A. in Economics from Wilfred Laurier University and an M.A. in Economics from Queen’s University.
      The business address of our directors and executive officers is c/o 25 Reuter Drive, Cambridge, Ontario, Canada N3E 1A9.
Other Key Personnel
      Mr. Eric Laborde is a consultant who serves as managing director, Europe (acting) of Photowatt France, having joined as general manager in 2001. His consulting agreement with us has a term of one year and is renewable annually. He has extensive technology based experience that spans over 20 years. He is currently on the board of directors and councils of Swiss and Savoy Managers and Episol s.a.r.l. as well as director of various non-profit organizations such as the ODES Group and the European Photovoltaic Industry Association (EPIA). From 1998-2000, Mr. Laborde was the president of CGL Thermoformage, a French leader in tailor made thermoformed plastic packaging. From 1990-1998, Mr. Laborde held various management positions with Adidas Salomon Group. From 1985-1989, Mr. Laborde held various management positions with Ciapem, a division of Thomson Consumer Goods. Mr. Laborde holds a degree in Mechanical Engineering from Ecole Nationale des Techniques Avancees (ENSTA) and from Ecole Polytechnique, France.
Board of Directors
      Our board of directors consists of nine members. Our board of directors has determined that the following directors are independent within the meaning of Rule 4200(a)(15) of the Nasdaq Marketplace Rules:

•	Robert M. Franklin

•	Wayne S. Hill

•	Kirk Mandy

•	C. Ian Ross

•	John W. Sheridan
Committees of the Board of Directors
      Our board of directors has established an audit and finance committee and a compensation, corporate governance and nominating committee.

Audit and finance committee
      The primary functions of the audit and finance committee will be to oversee our accounting and financial reporting practices and the auditing of our financial statements. In addition, the audit and finance committee will assist the board of directors in fulfilling its oversight responsibilities relating to financial disclosures and internal controls over financial reporting; monitoring the system of internal controls; monitoring our compliance with legal and regulatory requirements relating to financial reporting; monitoring our compliance with the applicable requirements of the Nasdaq Global Market and the Toronto Stock Exchange; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of our financial management; and identifying, evaluating and monitoring the management of our principal risks impacting financial reporting. The committee will also assist the board of directors with the oversight of financial strategies and overall risk management.
      The audit and finance committee will be composed of Mr. Wayne S. Hill (Chair), Mr. C. Ian Ross and Mr. Kirk Mandy. The board has determined that Mr. Hill will serve as the audit committee financial expert. Every member of the audit and finance committee will be independent within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, Rule 4200(a)(15) of the Nasdaq Marketplace Rules and Multilateral Instrument 52-110 — Audit Committees of the Canadian Securities Administrators.

Compensation, corporate governance and nominating committee
      The primary functions of the compensation, corporate governance and nominating committee will be to discharge the board of directors’ duties and responsibilities relating to compensation and human resource policy, to assist the board of directors in identifying, recruiting and nominating suitable candidates to serve on the board of directors and to succeed the chief executive officer and to assist the board of directors in fulfilling its corporate governance oversight responsibilities. The committee will be responsible for determining the performance goals for the chief executive officer, evaluating the chief executive officer’s performance in light of such goals, and recommending the chief executive officer’s compensation package and employment arrangements. The committee will also be responsible for recommending the compensation packages for senior management and non-employee directors. In addition, the committee is responsible for reviewing and providing recommendations on our compensation principles, policies and plans, including our equity-based compensation plans. The compensation, corporate governance and nominating committee will evaluate the effectiveness of our board of directors as a whole, each committee of our board of directors and the contribution of individual directors. The committee will also review and assess management’s compliance with our Code of Business Conduct.
      The compensation, corporate governance and nominating committee will be composed of Mr. John W. Sheridan (Chair), Mr. Robert M. Franklin, Mr. Kirk Mandy and Mr. Ronald J. Jutras. After the completion of this offering, ATS will own approximately 60.2% of the total voting power of our common shares (assuming no exercise of the underwriters’ over-allotment option and the conversion into common shares of the amount owing by us to ATS under our intercompany loan as described under “Use of Proceeds,” assuming an initial public offering price per share of $16.00) and we will be a “controlled company” within the meaning of the Nasdaq Marketplace Rules. As a controlled company, we will be exempt from the requirements that the compensation of our chief executive officer and our other executive officers be determined, or be recommended to our board of directors for determining, either by a majority of the independent directors or a compensation committee comprised solely of independent directors, that our director nominees be selected, or recommended for the board’s selection, either by a majority of the independent directors or a nominations committee comprised solely of independent directors, and that we have a written charter or board resolution addressing our director nominations process, and we intend to rely on these exemptions. See “Risk Factors — We will be a “controlled company” within the meaning of the rules of The Nasdaq Global Market, and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”
Terms of Directors and Executive Officers
      Our officers are elected by and serve at the discretion of the board of directors. Our directors serve for one-year terms.
Employment Agreements
      We have an employment contract effective May 20, 2005 (and amended effective October 13, 2006) with Mr. Ghirardi, our president and chief executive officer. Under the contract, Mr. Ghirardi is entitled to receive an annual salary of C$357,000, may be entitled to a bonus (subject to board approval) which is currently targeted to equal 25% of his annual salary but may increase to a maximum of 50% of his annual salary, and is eligible to participate in our share compensation arrangements. In addition, he is entitled to participate in all of our regular employee benefit plans that he is qualified for, reimbursement of all reasonable out-of-pocket expenses incurred in the performance of his duties, reimbursement of relocation expenses to a maximum of US$55,000, reimbursement of temporary living accommodations and related expenses up to a maximum of C$2,000 per month until November 20, 2005 and an annual car allowance of C$10,000. In the event that Mr. Ghirardi’s employment is terminated with cause or he is unable to perform his services for a continuous period of 180 days, he is entitled to his salary and benefits until the effective termination date of his employment. If, however, Mr. Ghirardi’s employment is terminated without cause, he is entitled to be paid his monthly salary and have his regular employee benefits continued during a notice period of 24 months. In addition, Mr. Ghirardi can terminate his employment with us at any time upon 30 days’ written notice and upon receipt of such notice, we have the right to accelerate the termination date. In this event, Mr. Ghirardi is only entitled to his salary and benefits until the effective termination date. Upon a change of control of our company, Mr. Ghirardi can terminate his employment for any reason within twelve months of such change of control. A “change of control” is defined as (i) any person or persons who acting in concert, other than ATS, become the beneficial owner of over 50% of the votes attaching to our outstanding voting securities, (ii) certain changes in the composition of our board of directors, (iii) certain reorganizations affecting our company, or (iv) the sale of all or substantially all of our assets subject to certain exceptions, including the sale, by ATS or one of its affiliates, of our shares in conjunction with a public offering. In such event, Mr. Ghirardi is entitled to be paid his monthly salary and have his regular employee benefits continued for 24 months. Under the contract, Mr. Ghirardi has disclaimed any rights to all intellectual property created by him or jointly with others while employed with us. In addition, following termination of employment, Mr. Ghirardi will be subject to a one year non-competition covenant applicable worldwide and a two year non-solicitation covenant. We have agreed to review Mr. Ghirardi’s compensation package following the completion of this offering.
      We have an employment contract effective June 7, 2006 with Mr. Adams, our senior vice president and chief financial officer. Under the contract, Mr. Adams is entitled to receive an annual salary of C$250,000, may be entitled to a bonus (subject to board approval) which is currently targeted to equal 40% of his annual salary but may increase to a maximum of 80% of his annual salary, and is eligible to participate in our share compensation arrangements. In addition, he is entitled to participate in all of our regular employee benefit plans that he is qualified for, reimbursement of all reasonable out-of-pocket expenses incurred in the performance of his duties, reimbursement of relocation expenses to a maximum of C$55,000, supplemental monthly benefit of C$2,000 until the earlier of securing permanent relocated housing and June 30, 2007 and an annual car allowance of C$9,880. In the event that Mr. Adams’ employment is terminated with cause or he is unable to perform his services for a continuous period of 180 days, he is entitled to his salary and benefits until the effective termination date of his employment. If, however, Mr. Adams’ employment is terminated without cause, he is entitled to be paid his monthly salary and have his regular employee benefits continued during a notice period of not less than 12 months and not more than 18 months, depending on his years of service with us. In addition, Mr. Adams can terminate his employment with us at any time upon 30 days’ notice and upon receipt of such notice, we have the right to accelerate the termination date. In this event, Mr. Adams is only entitled to his salary and benefits until the effective termination date. Upon a change of control of our company, either we or Mr. Adams can terminate his employment for any reason within three months of such change of control. A “change of control” is defined as (i) any person or persons who acting in concert, other than ATS, become the beneficial owner of over 50% of the votes attaching to our outstanding voting securities, (ii) certain changes in the composition of our board of directors, (iii) certain reorganizations affecting our company, or (iv) the sale of all or substantially all of our assets subject to certain exceptions. In such event, Mr. Adams is entitled to be paid his monthly salary and have his regular employee benefits continued for 18 months. Under the contract, Mr. Adams has disclaimed any rights to all intellectual property created by him or jointly with others while employed with us. In addition, following termination of employment, Mr. Adams will be subject to a one year non-competition covenant applicable worldwide and a one year non-solicitation covenant.
      We have an employment contract effective April 10, 2006 with Mr. Seiter, our senior vice president of operations and technology. Under the contract, Mr. Seiter is entitled to receive an annual salary of C$230,000, may be entitled to a bonus (subject to board approval) which is currently targeted to equal 30% of his annual salary but may increase to a maximum of 50% of his annual salary, and is eligible to participate in our share compensation arrangements. In addition, he is entitled to participate in all of our regular employee benefit plans that he is qualified for, and reimbursement of all reasonable out-of-pocket expenses incurred in the performance of his duties. In the event that Mr. Seiter’s employment is terminated with cause or he is unable to perform his duties for a continuous period of 180 days, he is entitled to his salary and benefits until the effective termination date of his employment. If, however, Mr. Seiter’s employment is terminated without cause, he is entitled to be paid his monthly salary and have his regular employee benefits continued during a notice period of not less than six months and not more than 12 months, depending on his years of service with us. In addition, Mr. Seiter can terminate his employment with us at any time upon 30 days’ notice and upon receipt of such notice, we have the right to accelerate the termination date. In this event, Mr. Seiter is only entitled to his salary and benefits until the effective termination date. Under the contract, Mr. Seiter has disclaimed any rights to all intellectual property created by him or jointly with others while employed with us. In addition, following termination of employment, Mr. Seiter will be subject to a one year non-competition covenant applicable in North America and a two year non-solicitation covenant.
      We have an employment contract effective November 13, 1991 (and amended effective July 20, 2006) with Mr. Dubien, the managing director of Photowatt France. Under the contract, Mr. Dubien is entitled to receive an annual salary of €100,000, may be entitled to a bonus (subject to board approval), and is eligible to participate in our share compensation arrangements. Additionally, in consideration of certain additional responsibilities, Mr. Dubien is entitled to a further €5,000 per year as well as the use of a company car.

Mr. Dubien’s employment contract does not include provisions relating to the termination of his contract, and so if Mr. Dubien’s employment contract is terminated, French law will apply, and dismissal indemnities will have to be calculated according to the provisions of the bargaining convention of the “Ingénieurs et cadres de la métallurgie.” Under his contract, following termination of employment, Mr. Dubien will be subject to a one-year non-competition covenant applicable in Europe and renewable once. Should we want to enforce this covenant, Mr. Dubien will be entitled to be paid 50% of his monthly salary during the application of the covenant (or 60% in the absence of serious misconduct and as long as Mr. Dubien has not found a new position).
Compensation of Directors and Executive Officers
      We had no directors during fiscal 2006. We pay each of our current non-executive directors, other than ATS nominees (currently Messrs. Beard, Jutras and McCuaig) and our chairman, (i) an annual retainer of C$35,000; (ii) an annual retainer for each committee they are on in the amount of C$2,500; (iii) an additional C$5,000 per year for serving as the chairman of the Audit and Finance Committee, and an additional C$3,000 per year for serving as the chairman of the Compensation, Corporate Governance and Nominating Committee; (iv) meeting fees of C$1,500 per day if attending in person or C$750 if by phone (with an increase to C$1,500 if a meeting by phone lasts longer than 60 minutes); and (vi) an initial stock option grant covering 5,113 shares. Our chairman receives an annual retainer of C$150,000 and an initial stock option grant covering 21,917 shares.
      The following table sets forth all compensation received during fiscal 2006 by our executive officers and other key personnel during fiscal 2006.

	Fiscal 2006 Compensation

					Other Annual
Name	Salary		Bonus		Compensation

Silvano Ghirardi(1)	C$	296,154	C$	45,000	C$	93,697
David L. Adams(2)		—		—		—
Eric Laborde(3)		€257,250		€80,850		€11,143
Jean-Louis Dubien		€84,700		€27,373		—
Gary J. Seiter(4)		—		—		—

(1)	Mr. Ghirardi commenced employment effective June 1, 2005, and the amounts in the table reflect his compensation for the period from June 1, 2005 until March 31, 2006. Other annual compensation includes the payment of relocation costs of C$83,216, a car allowance of C$8,462 and a registered retirement savings plan match of C$2,019. In addition, Mr. Ghirardi was granted options expiring on June 6, 2012 to purchase 50,000 shares of ATS in fiscal 2006 at an exercise price of C$15.45 per share, which were surrendered effective October 13, 2006.

(2)	Mr. Adams commenced employment effective June 7, 2006. See “— Employment Agreements” for details of his current compensation arrangements.

(3)	Other annual compensation for Mr. Laborde includes a car allowance and other benefits.

(4)	Mr. Seiter commenced employment with us effective April 10, 2006. See “— Employment Agreements” for details of his current compensation arrangements.
      We have granted and intend to grant options to purchase our common shares under our Stock Option Plan to certain of our executive officers, employees and other key personnel. See “— Share Compensation Arrangements — Stock Option Plan”.
Share Ownership of Directors and Executive Officers
      As of December 31, 2006, and immediately after this offering, none of our directors or executive officers beneficially owned or is expected to beneficially own 1% or more of our common shares.

Share Compensation Arrangements
      Our board of directors has adopted the Stock Option Plan and intends to adopt the Executive Performance Share Unit Plan and the Directors’ Deferred Stock Unit Plan (collectively, the “Share Compensation Arrangements”). The Share Compensation Arrangements are designed to allow for several different types of equity-based compensation awards and afford our board the ability to provide incentives to employees, officers, directors and service providers to contribute to our success currently and in the future.
     Stock Option Plan
      We have adopted a Stock Option Plan (the “Option Plan”) to provide long-term incentives to attract, motivate and retain our key employees, directors, officers, and service providers.
      Under the Option Plan, we may grant options to (i) any of our, or our affiliates’, directors, officers or employees, or any other service provider (an “Eligible Individual”), or (ii) a corporation controlled by an Eligible Individual, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual (an “Employee Corporation” and collectively with Eligible Individual referred to as “Eligible Persons”). In order to participate in the Option Plan (as an “Option Plan Participant”), Eligible Persons must deliver to us a letter agreement and thereby agree to the terms and conditions of participation required under the Option Plan and such other terms and conditions as we may deem appropriate.
      We may, from time to time, grant options (“Options”) to an Option Plan Participant to acquire our common shares in accordance with the Option Plan. When granting Options, we will designate the maximum number of our common shares that may be purchased under the Options, establish the exercise price of the Options, determine the expiry date for exercise of the Options (which shall be no later than seven years after the date the Options are granted), and designate the conditions under which the Options will vest. The exercise prices for Options must not be less than the fair market value of the shares, which so long as our shares are traded on a stock exchange, is defined to be the closing price for the shares, on the day immediately prior to the date the Options were granted to the Option Plan Participant, on the stock exchange on which the highest aggregate volume of shares have traded on such day. Additionally, if the options are granted to employees who are subject to French taxation, and if the exercise price as determined under the option plan is less than 80% of the average of the market value of the shares during the 20 trading days preceding the date of grant, then the exercise price of such option will be deemed to equal 80% of the average of the market value of the shares during the 20 trading days preceding the date of the grant.
      If an Option Plan Participant dies, or in the case of an Employee Corporation if the Eligible Individual associated with the Employee Corporation dies, the Option Plan Participant’s legal representatives may exercise the Option Plan Participant’s outstanding vested Options upon notice to us, within 180 days of the Option Plan Participant’s death.
      Options granted to an Option Plan Participant who is a citizen or resident of the United States may be incentive stock options within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), if so designated by us at the time of grant. Only employees are eligible to be granted incentive stock options.
      At our discretion, an Option may have connected therewith, at or after the time of grant, a number of stock appreciation rights (an “SAR” or “SARs”) equal to the maximum number of shares which may be purchased under the Option. Each SAR will entitle the Option Plan Participant to surrender to us, unexercised, the right to subscribe for such share pursuant to the related Option and to receive cash from us in an amount equal to the excess of the fair market value at the time of exercise of the SAR over the exercise price of the related Option. Upon exercise of a SAR in respect of a share covered by a related Option, that Option in respect of such share will immediately terminate and be of no further force or effect. Unexercised SARs will terminate when the related Option is exercised or the Option terminates.
      We have granted an Option to purchase 54,546 of our common shares to our president and chief executive officer, Mr. Silvano Ghirardi, and an Option to purchase 48,702 of our common shares to our senior vice president and chief financial officer, Mr. David L. Adams, under our Option Plan. These Options have an exercise price of C$14.67 per share and expire on September 12, 2013. Mr. Ghirardi’s Option will vest as to 20% of the underlying common shares on the closing of this offering and on each anniversary of the closing of this offering. Mr. Adams’ Option will vest as to 20% of the underlying common shares on each anniversary of the closing of this offering. In the event that a “change of control” as defined in each executive’s respective option agreement occurs following the closing of this offering and the executive’s employment with us is terminated or he resigns, in either case within three months from the date of such change of control, any unvested portion of the Option held by him will vest.
      In addition, we have approved the granting of Options to certain of our executive officers, directors, employees and other key personnel under the Option Plan as described in the following table. Such options will be granted on the date of the completion of the initial public offering at an exercise price equal to the initial public offering price and having an expiry date that is seven years from the date of the completion of the initial public offering.

Number of
Common Shares
Class of Optionee (number of individuals in receipt of Options)	under Option

All of our executive officers(3)	110,794
All of our directors who are not also executive officers(5)	42,369
All of our subsidiaries’ executive officers(1)	9,058
All of our other employees(9)	38,470
All of our subsidiaries’ other employees(3)	27,174
All of our consultants(1)	19,479
      The foregoing options in the above table will vest as to 20% on each anniversary date of the completion of the initial public offering.
      For further details on the Option Plan see “Stock Option Plan and Executive Performance Share Unit Plan” below.
     Executive Performance Share Unit Plan
      We intend to adopt an Executive Performance Share Unit Plan (the “RSU Plan”) to provide medium-term incentives to certain of our employees, directors, officers and service providers to contribute to our success and to build and maintain a strong spirit of performance and entrepreneurship.
      Under the RSU Plan, we may grant share units (“Share Units”) to such employees, directors, officers and service providers (“RSU Plan Participants”) in such number and at such times as we may determine, as a bonus or similar payment. Each grant of a Share Unit will be set forth in a grant agreement (a “Grant Agreement”) containing terms and conditions, including additional conditions with respect to the vesting of Share Units, the payment of cash or the provision of common shares under the RSU Plan, and may include restrictions on the resale of common shares, including escrow arrangements.
      When vested, each Share Unit will give the RSU Plan Participant the right to receive, pursuant to the provisions of the RSU Plan and in accordance with the terms of the Grant Agreement relating to such Share Unit, one of our common shares or where the applicable Grant Agreement so provides, the fair market value of one of our common shares (less any applicable tax withholdings).
      If an RSU Plan Participant dies, the RSU Plan Participant’s beneficiary is entitled to receive cash or common shares in respect of the RSU Plan Participant’s vested Share Units. A deceased RSU Plan Participant’s unvested Share Units may only be redeemed by a beneficiary at our discretion.
      The RSU Plan is an unfunded obligation of ours.
      For further details on the RSU Plan see “Stock Option Plan and Executive Performance Share Unit Plan” below.

     Stock Option Plan and Executive Performance Share Unit Plan
      The Option Plan and RSU Plan (together, the “Plans”) contain similar provisions governing their execution and the granting of Options and Share Units (together, “Equity Awards”) to Option Plan Participants and RSU Plan Participants (together, the “Participants”).
      Equity Awards will vest according to the terms of their grant. Subject to some exceptions, in the event of a merger, amalgamation or plan of arrangement involving us, acquisition or take-over bid for our common shares, or similar transaction, or series of transactions, or the sale of all or substantially all of our assets, any of which results in a change of our control (a “Corporate Transaction”), Equity Awards will be deemed to terminate immediately prior to the specified effective date of the Corporate Transaction, unless either the Equity Awards are assumed by the successor corporation or parent thereof in connection with the Corporate Transaction or our board of directors determines otherwise. Our board or committee of our board, as the case may be, may, subject to such conditions as the board or a committee considers appropriate, determine the acceleration, if any, of the vesting provisions for any Equity Award and permit a Participant to exercise or redeem unvested Equity Awards during such period of time as may be specified by our board of directors or a committee thereof.
      The maximum number of common shares which may be issued under the Plans, in aggregate, is equal to 10% of the common shares outstanding immediately following the completion of this offering. Notwithstanding any of the provisions of the Plans, the number of shares reserved for issuance to any one person, in aggregate under the Plans, will not exceed 5% of our outstanding common shares (subject to some adjustments, the “Outstanding Issue”), and the number of shares reserved for issuance pursuant to all Equity Awards granted to insiders, in aggregate, will not exceed 10% of the Outstanding Issue and in the case of non-executive directors, shall not, in aggregate, exceed 0.5% of the Outstanding Issue. In addition, the issuance of Equity Awards to any one insider and such insider’s associates, within a one-year period, may not exceed 5% of the Outstanding Issue and the issuance to all insiders, within a one-year period, may not exceed 10% of the Outstanding Issue.
      In the event that our common shares are changed or affected as a result of the declaration of a stock dividend or other distribution thereon or their subdivision or consolidation, the maximum number of shares which may be issued under the Plans, in aggregate, will be adjusted accordingly by our board, or a committee thereof, to such extent as it deems proper in its discretion. Equity Awards outstanding prior to, but exercised or redeemed after such an event will be subjected to a change in the number of shares (or cash amount) delivered upon exercise or redemption and an adjustment in the exercise price in respect of Options and the fair market value with respect to Share Units, each to such extent as our board, or a committee thereof, deems proper in its discretion.
      In the event of any reclassification, reorganization or other change of our common shares, other than as specified in the preceding paragraph, or a merger, combination, entry into a plan of arrangement or amalgamation of us with another corporation, Equity Awards outstanding prior to, but exercised or redeemed after, the applicable event will be entitled to receive, in lieu of our common shares, the number and class of shares or other securities of the corporation continuing from such event, and/or other consideration, to which the Participant would have been entitled if, at the effective date of the event, the holder of an Equity Award had been the registered holder of our common shares.
      Participants do not have the right to exercise any voting rights, receive any dividends or have any other rights as a shareholder in respect of any Equity Awards until the underlying shares have been issued. However, an RSU Plan Participant will, unless we determine otherwise, from time to time until the date of vesting be credited with additional Share Units in respect of non-stock dividends declared that would have been paid to the RSU Plan Participant if the Share Units credited to the RSU Plan Participant on the relevant record date for dividends had been common shares.
      Unless provided otherwise in a written agreement with us and approved by our board, if a Participant ceases to provide services to us or our affiliates in any capacity of employee, officer, director, or service provider (subject to certain exceptions), the Participant’s vested Options will remain outstanding and subject to exercise for 30 days (but in no event beyond the expiry date of the Options), vested Share Units will be redeemed by us as soon as practicable following the cessation of services, and unvested Equity Awards will immediately expire.
      Unless provided otherwise in a written agreement with us and approved by our board, if a Participant ceases to be an employee or officer by reason of termination for cause, is removed as a director by our board or shareholders, or ceases to be a service provider for cause or breach of duty, in each case with respect to us or our affiliates (and in each case, if not otherwise remaining an employee, officer or director of us or any of our affiliates), all the Participant’s Equity Awards, whether vested or unvested, will immediately expire and be of no further force or effect.
      From time to time, we may amend, suspend or terminate the Plans or any outstanding Equity Awards granted under the Plans; provided, however, that (i) any approvals required under any applicable law are obtained, (ii) except to the extent required by applicable laws, no such amendment, suspension or termination will be made to the extent that such action would materially adversely affect the existing rights of a Participant with respect to any outstanding Equity Awards, as determined by our board acting in good faith, without the Participant’s consent in writing, and (iii) certain amendments will only become effective upon shareholder approval by a majority of the votes attaching to common shares held by shareholders in attendance at a meeting of shareholders voting in person or by proxy, including (subject to some exceptions):

•	any amendment to the maximum number of common shares reserved for issuance under the Plans;

•	any amendment that would increase any of the percentage limits for holdings of Equity Awards by a Participant or Participants;

•	any amendment to the maximum allowable term to expiry for an Equity Award (seven years);

•	any amendment that would extend the term of any outstanding Equity Award granted to an insider to a date beyond the maximum allowable term to expiry for such Equity Award;

•	any amendment that would reduce the exercise price at which Options may be granted below the fair market value of our common shares on the date the Options are granted (subject to certain exceptions);

•	any amendment that would reduce the exercise price of an outstanding Option (subject to certain exceptions);

•	any amendment that would permit assignments to persons not currently permitted under the Plans; and

•	any amendment that would expand the scope of Participants.
      We may make such rules and regulations for the administration of the Plans, and interpret the provisions thereof, as we determine to be appropriate. Our board, or a committee thereof, may from time to time delegate all or any of its powers under the Plans to one or more of our directors or officers.
     Directors’ Deferred Stock Unit Plan
      We intend to adopt a Directors’ Deferred Stock Unit Plan (the “DSU Plan”) to promote a greater alignment of interests between our outside directors (being directors who are not full-time employees of our company or any affiliate) and our shareholders, and to provide a compensation system for directors that is reflective of the responsibility, commitment and risk accompanying board membership and the performance of the duties required of the various committees of the board.
      Under the DSU Plan, outside directors of our company (“DSU Participants”) will be able to elect to receive their annual retainer fees, including annual committee fees, in the form of deferred stock units or cash or any combination thereof. A deferred stock unit is a bookkeeping entry, with a value on any date that is based on the fair market value of a common share on such date (as determined in accordance with the DSU Plan), credited to an account for a DSU Participant until he or she ceases to be a member of our board of directors (and is not otherwise an employee or officer of us or an employee, officer or director of any of our affiliates). As well, the DSU Plan permits DSU Participants to receive grants of additional deferred stock units in such amounts and at such times as our board may deem advisable to provide the DSU Participant with appropriate equity-based compensation for his or her services to us. It is contemplated that DSU Participants will receive an initial grant of deferred stock units upon appointment to our board of directors. Under the DSU Plan, DSU Participants will also generally be credited with deferred stock units in respect of any non-stock dividends declared that would have been paid to the DSU Participants if the deferred stock units credited to his or her account under the DSU Plan on the relevant record date for dividends had been common shares. Upon a DSU Participant’s ceasing to be a member of our board of directors (provided he or she is not otherwise an employee or officer of us, or an employee, officer or director of any of our affiliates), he or she will be entitled to receive, or, in the case of a deceased DSU Participant, the DSU Participant’s beneficiary will be entitled to receive, the value of the deferred stock units credited to the DSU Participant’s account in cash (less any applicable tax withholdings).
      Our board may amend or terminate the DSU Plan provided that no amendment or termination may adversely affect the rights of a DSU Participant with respect to fees that the DSU Participant has elected to receive in the form of deferred stock units or with respect to deferred stock units previously granted to the DSU Participant under the DSU Plan, unless the DSU Participant consents or unless such amendment or termination is required by applicable law. The DSU Plan is an unfunded obligation of ours.

Short Term Incentive Plan
      We have adopted a Short Term Incentive Plan (“STI Plan”) which sets out the principles to be applied when establishing annual bonuses for our executives. The STI Plan is designed to encourage the achievement by executives of quantitative and qualitative objectives. Each participating executive will have a bonus plan tailored for that executive. The STI Plan provides that individual bonus plans generally be structured such that the target bonus amount is 50% of the maximum bonus amount. The amount of bonus awarded is dependent upon the level of success in meeting stated objectives. Quantitative objectives generally account for 50-70% of the weighting when determining eligibility for bonus and may include measurements such as revenue growth, margins, operating earnings, return on net assets, and return on capital employed. Qualitative objectives, being personal objectives for individual executives, would often account for 30-50% of the weighting.
Additional Information Regarding Directors and Officers

Corporate cease trade orders or bankruptcies
      To the best of our knowledge, none of our directors or officers is, or within the last ten years prior to the date of this prospectus has been, a director or officer of any other corporation that, while that person was acting in the capacity of a director or officer of that corporation, (a) was the subject of a cease trade order or similar order, or an order that denied the corporation access to any exemptions under Ontario securities law, for a period of more than 30 consecutive days, or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
      To the best of our knowledge, none of the directors and/or executive officers of ATS is, or within the last ten years prior to the date of this prospectus has been, a director or officer of any other corporation that, while that person was acting in the capacity of a director or officer of that corporation, (a) was the subject of a cease trade order or similar order, or an order that denied the corporation access to any exemptions under Ontario securities law, for a period of more than 30 consecutive days, or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (i) Lawrence Tapp in connection with Raymond Steel Inc., and (ii) Robert Luba in connection with Safety Kleen Inc. and as a director of two private merchant bank investments, TMS Multimedia Inc. and Raymond Steel Inc., each of which have undergone bankruptcy proceedings.

Conflicts of interest
      To the best of our knowledge, other than as described below, there are no known existing or potential conflicts of interest among us, our directors and officers or any proposed director or officer as a result of their outside business interests. Certain of our directors serve as directors and/or officers of ATS, and therefore it is possible that a conflict may arise between their duties to us and their duties as directors or officers of ATS. See “Risk Factors — We may have potential disputes and business conflicts of interest with ATS regarding our past and ongoing relationships, and because of ATS’ controlling ownership in us, the resolution of these conflicts may not be favorable to us.”

Indebtedness of directors and officers
      As at the date of this prospectus, no amount was owed to us or any of our subsidiaries by any director or executive officer.

RELATED PARTY TRANSACTIONS
      ATS has provided strategic, operational and administrative services to us. These services have been reflected in the combined financial statements at their exchange amount. Furthermore, we purchased property, plant and equipment from ATS, primarily for the Spheral Solar segment. We also purchased development services, raw materials and other services from ATS or its affiliates, and these purchases have been reflected at their exchange amount. The majority of such exchange amounts were based on a cost-plus basis varying from 0% to 25%.
      For the nine months ended December 31, 2006 and the nine months ended December 31, 2005, we generated revenue of $11 thousand and $107 thousand, respectively, from EPISOL s.a.r.l., a business controlled by Mr. Eric Laborde, a consultant who serves as managing director, Europe (acting) of Photowatt France, which have been reflected at their exchange amount, which we believe approximates fair market value. In fiscal 2005 and 2006, we generated revenue of $61 thousand and $150 thousand, respectively, from sales to this business.
      For more information regarding our related-party transactions since the beginning of our preceding three fiscal years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Party Transactions,” “Our Relationship with ATS,” “Management — Employment Agreements,” note 17 to our combined annual financial statements and note 11 to our unaudited combined interim financial statements included in this prospectus.
      Collectively, our directors and officers hold an aggregate of 110,435 ATS common shares as well as options covering an additional 374,800 ATS common shares as at January 31, 2007. None of our directors or officers holds common shares or options covering common shares representing over 1% of the issued and outstanding common shares of ATS. The following table sets forth these common share and option holdings by our directors and officers.

	Common Shares	Options to purchase
Director/Officer	of ATS	common shares of ATS

Silvano Ghirardi	—	—
David L. Adams	—	—
Gary J. Seiter	—	—
Jean-Louis Dubien	—	—
Robert M. Franklin	5,000	—
Gerald R. Beard	3,503	45,200
Wayne S. Hill	—	—
Ronald J. Jutras	101,932	319,600
Kirk Mandy	—	—
Stewart McCuaig	—	10,000
C. Ian Ross	—	—
John W. Sheridan	—	—

Total	110,435	374,800

      Other than the foregoing, within the three years before the date of this prospectus, neither ATS nor any director, executive officer, or any of their associates or affiliates has had any direct or indirect material interest in any transaction or proposed transaction that has materially affected or will materially affect us.

PRINCIPAL SHAREHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common shares as of February 12, 2007 and immediately after this offering by:

•	each person or entity known to us to own or beneficially more than five percent of our outstanding shares; and

•	our directors and executive officers.
      Other than as set forth below, no other person or entity owned more than five percent or more of our outstanding shares or exercised control or could exercise control over us as of the date of this prospectus.
      Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person or entity who possesses, either solely or shares with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares that a person would receive upon exercise of stock options or warrants, or upon conversion of convertible securities, held by that person that are exercisable or convertible within 60 days of the determination date. Shares issuable pursuant to exercisable or convertible securities are deemed to be outstanding for computing the percentage ownership of the person holding such securities but are not deemed outstanding for computing the percentage ownership of any other person. We have granted the underwriters an over-allotment option exercisable for a period of 30 days from the date of this prospectus to purchase up to an additional 1,640,625 common shares from us (representing 15% of the common shares offered hereby) at the initial public offering price to cover over-allotments, if any. The percentage of beneficial ownership for the following table is based on 341 common shares outstanding as of February 12, 2007 and 27,497,563 common shares outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ over-allotment option and assuming the issuance of 1,560,063 shares to ATS upon conversion into common shares of the amount owing by us to ATS under our intercompany loan as at December 31, 2006 as described under “Use of Proceeds,” assuming an initial public offering price per share of $16.00. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares shown as beneficially owned by them.

	Common Shares		Common Shares
	Beneficially Owned		Beneficially Owned
	Prior to This		Immediately After
	Offering		This Offering

Name and Address of Beneficial Owner	Number	%	Number %

ATS(1)	341	100%	16,560,063	60.2%
Directors and Executive Officers	—	—	* *

(1)	If the over-allotment option is exercised in full, the shares beneficially owned by ATS will represent approximately 54.4% of our outstanding shares. ATS acquired its common shares pursuant to the capitalization of its investments in us referred to in note 16 to our combined annual financial statements as well as pursuant to the transfer to us of the assets of our business referred to under “Our Relationship With ATS — Agreements Between ATS and Us — Transfer Agreements”.

*	Represents shares equal to less than 1% of our total outstanding shares.
      None of our shareholders has, or after the closing of this offering will have, different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. We contemplate entering into certain separation agreements, including a shareholder agreement, with ATS immediately prior to the completion of this offering that will provide certain rights to ATS. See “Our Relationship with ATS — Agreements Between ATS and Us.”

DESCRIPTION OF SHARE CAPITAL
      The following is a summary description of our share capital, our certificate and articles of incorporation and by-laws and are qualified by reference to our certificate and articles of incorporation and by-laws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part and with Canadian provincial securities regulators.
      We are a Canadian corporation and our affairs are governed by our certificate and articles of incorporation, our by-laws and the Canada Business Corporations Act.
      Under our articles of incorporation, we are authorized to issue an unlimited number of common shares and an unlimited number of preference shares, issuable in series, each without par value. Upon completion of this offering, including the conversion into common shares of the amount owing by us to ATS under our intercompany loan as described under “Use of Proceeds,” assuming an initial public offering price per share of $16.00, we will have 27,497,563 common shares outstanding and no preference shares outstanding.
Common Shares
      As of the date of this prospectus, and before giving effect to this offering, all of our outstanding common shares were owned directly or indirectly by ATS.
      Holders of common shares are entitled to one vote per share on all matters to be voted on at all meetings of shareholders except meetings at which only holders of a specified class of shares are entitled to vote. The holders of common shares are not entitled to cumulative voting rights. The election of directors is based on plurality voting, which results in the election of those nominees who receive the most votes “for” election, up to the number of directors fixed for election. Under the Canada Business Corporations Act, certain significant corporate actions, such as an amendment to a corporation’s articles, amalgamation with a non-affiliated corporation, continuance, liquidation, dissolution, and sale, lease or exchange of all or substantially all of the property of a corporation other than in the ordinary course of business must be approved by not less than two thirds of the votes cast by holders of common shares present in person or represented by proxy, voting together as a single class, at a duly called meeting of shareholders, subject to any voting rights granted to holders of any preference shares.
      Holders of common shares have no pre-emptive rights and there are no redemptive or sinking fund provisions applicable to the common shares.
      Holders of common shares will share in an equal amount per share in any dividend declared by us, subject to any preferential rights of any outstanding preference shares.
      Upon liquidation, dissolution or winding up of our affairs, our creditors and any holders of preference shares with preferential rights will be paid before any distribution to holders of common shares. The holders of common shares would be entitled to receive a pro rata distribution of any of our remaining property. All outstanding common shares are, and the common shares offered in this offering when issued and paid for will be, fully paid and non-assessable.
      The rights, preferences and privileges of holders of common shares are subject to, and may be adversely affected by, the rights of holders of shares of any series of preference shares which our board of directors may designate and issue in the future.
Preference Shares
      The preference shares may at any time and from time to time be issued in one or more series. Subject to the Canada Business Corporations Act, the directors may fix the number of preference shares of each series, designation, rights, privileges, restrictions and conditions attaching to the preference shares of each series, including, without limitation, any voting rights, any right to receive dividends or the means for determining such dividends, the dates of payment, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding up of our company, any sinking fund or other provisions. The preference shares of each series will rank on par with the preference shares of every other series and be entitled to preference over the common shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of our company. The issuance of preference shares and the terms selected by the board could decrease the amount of earnings and assets available for distribution to the holders of our common shares or adversely affect the rights and powers, including voting rights, of the holders of our common shares without any further vote or action by the common shareholders. There are currently no outstanding preference shares, and we have no present intention to issue any preference shares.
Certain Provisions of Our Articles of Incorporation, Our By-Laws and the Canada Business Corporations Act
      Provisions of our articles of incorporation and by-laws and of the Canada Business Corporations Act summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the common shares held by shareholders.
      No cumulative voting. Under the Canada Business Corporations Act, the right to vote cumulatively does not exist unless the articles of incorporation specifically authorize cumulative voting. Our articles of incorporation do not grant shareholders the right to vote cumulatively.
      Authorized but unissued shares. Our authorized but unissued common shares are available for future issuance without shareholder approval. These additional common shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our articles of incorporation authorizes our board to issue an unlimited number of preference shares and to determine the number, rights, privileges, restrictions and conditions, including voting rights, qualifications, limitations and restrictions attaching to each series of preference shares. The existence or issuance of authorized but unissued common and preference shares could have the effect of delaying, deterring or preventing an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise, or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of our common shares.
      Meeting of shareholders. The Canada Business Corporations Act provides that meetings of our shareholders may be requisitioned or called by a shareholder or shareholders holding not less than five percent of our issued and outstanding common shares. Such a shareholder or shareholders must deliver a requisition to the directors setting out the business to be transacted at the requested meeting. The directors may refuse to call the meeting if, among other things, they determine that the shareholder or shareholders are attempting to enforce a personal claim or abusing their requisition rights to secure publicity. Unless the directors are otherwise entitled to do so, if the directors do not call a meeting of shareholders within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting.
      Amendment to our governing documents. For so long as ATS and its subsidiaries beneficially own common shares representing at least two-thirds of the total voting power of the outstanding common shares, ATS will have enough common shares to amend our articles of incorporation, subject to certain circumstances which would permit holders of preference shares to vote as a separate class. In addition, for as long as ATS and its subsidiaries beneficially own common shares representing at least 40% of our outstanding common shares, ATS will be entitled to designate, pursuant to the Shareholder Agreement, 25% of the nominees for election to our board of directors. Our board may unilaterally amend or repeal our by-laws with the affirmative vote of a majority of the entire board. Such amendment or repeal is effective upon such board approval, but is subject to confirmation by a majority of the votes entitled to be cast by holders of our common shares present in person or represented by proxy at our next meeting.
Indemnification of Directors and Executive Officers and Limitation of Liability
      We have included in our by-laws provisions to generally eliminate the personal liability of our directors and officers to the full extent permitted by the Canada Business Corporations Act. In addition, our by-laws provide that we are required to advance moneys to pay costs, charges and expenses to our directors and officers as incurred in connection with proceedings against them for which they may be indemnified in advance of a final determination of their entitlement to indemnification. These provisions, however, do not eliminate or limit liability of a director or officer, and will require that a director or officer repay any advanced costs, charges or expenses, if the director or officer (i) did not act honestly and in good faith with a view to our best interest, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, did not have reasonable grounds for believing that his or her conduct was lawful.
      We are not currently aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe these indemnification provisions are necessary to attract and retain qualified persons as directors and officers.
      We have entered into indemnification agreements with our directors, executive officers and with certain other officers and employees (including officers and employees of our subsidiaries). The indemnification agreements generally require that we indemnify and hold an indemnitee harmless to the greatest extent permitted by law for liabilities arising out of the indemnitee’s service to us as a director, officer or employee, if the indemnitee acted honestly and in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to our best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, if the indemnitee had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses by us.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under these indemnification agreements, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.
      The foregoing is a summary of the indemnification agreements and is qualified in its entirety by reference to the full text of the indemnification agreements, a sample of which is attached as exhibits to the registration statement of which this prospectus is a part and copies of which have been filed with Canadian provincial securities regulators.
Directors’ and Officers’ Fiduciary Duties
      Under the Canada Business Corporations Act, all of our directors and officers, in exercising their powers and discharging their duties, are required to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Ownership and Exchange Controls
      Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada (the “Commissioner”) to review any acquisition of control over or a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.
      This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded and if that person would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition of additional common shares would bring that person’s holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that she does not intend to challenge the acquisition, or waives the obligation to submit a notification.

      There is no limitation imposed by Canadian law or our articles of incorporation on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act.
Investment Canada Act
      Under the Investment Canada Act, a direct acquisition of control of an existing Canadian business by a “non-Canadian” as defined in the Investment Canada Act, is subject to review where the book value of the assets or the Canadian business exceeds a specified monetary threshold. A reviewable acquisition cannot be implemented unless the Minister responsible for the Investment Canada Act (the “Minister”) is satisfied that the transaction is likely to be of “net benefit to Canada” (a “Reviewable Transaction”).
      The prescribed factors of assessment to be considered by the Minister to determine whether the Reviewable Transaction is likely to be of net benefit to Canada include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada’s ability to compete in world markets.
      Where the acquisition of control of an existing Canadian business by a non-Canadian is not a Reviewable Transaction, a notification must be filed with the Investment Review Division of Industry Canada.
      Under the Investment Canada Act the acquisition of control of us (either through the acquisition of our common shares or all or substantially all our assets) by a non-Canadian who is a World Trade Organization member country investor, including U.S. investors, would be reviewable only if the value of our assets was equal to or greater than a specified amount. The specified amount for 2007 is C$281 million. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Canada Act to reflect changes in Canadian gross domestic product. For non-World Trade Organization member investors, the corresponding threshold is C$5 million.
      The acquisition of a majority of the voting interests of an entity is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review from the Investment Canada Act including:

•	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	the acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

•	the acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.
      There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

Listing
      We have applied to list our common shares on The Nasdaq Global Market and on the Toronto Stock Exchange. Any such listing will be subject to the approval of the relevant stock exchange, and any such approval would not be given unless all of the original listing requirements were met.
Transfer Agent, Registrar and Auditor
      Computershare Investor Services Inc., located in Toronto, Ontario is the transfer agent and registrar for our common shares in Canada. Computershare Trust Company, N.A., located in Denver, Colorado, is the transfer agent and registrar for our common shares in the United States.
      KPMG LLP, located in Waterloo, Ontario is our independent auditor.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common shares. The sale of a substantial amount of our common shares in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common shares. Furthermore, because some of our shares will not be available for sale after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common shares in the public market after these restrictions lapse could adversely affect the prevailing market price of our common shares and our ability to raise equity capital in the future.
      Upon the completion of this offering, we expect to have a total of 27,497,563 outstanding common shares, which includes the 10,937,500 common shares sold by us in this offering and 1,560,063 additional common shares issued to ATS upon the conversion into common shares of the amount owing by us to ATS under our intercompany loan as at December 31, 2006 as described under “Use of Proceeds,” assuming an initial public offering price per share of $16.00.
      All of the common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act or applicable Canadian securities laws, except for shares held by persons who may be deemed our “affiliates,” as that term is defined under Rule 144 of the Securities Act. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by us or is under common control with us.
      The common shares held by ATS are deemed “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by ATS only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 144(k) under the Securities Act. These rules are summarized below.
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that does not exceed the greater of:

•	1.0% of the number of our common shares then outstanding which will equal approximately 274,497 common shares immediately after this offering ; and

•	the average weekly reported trading volume of our common shares on The Nasdaq Global Market during the four calendar weeks preceding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.
      Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.
Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the common shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, if these shares are subject to lock-up arrangements, such shares would only become eligible for sale when the lock-up period expires.

Rule 701
      Generally, an employee, officer, director or consultant who purchased our common shares before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144.
Lock-up Agreements
      We, our directors and executive officers and ATS have entered into lock-up agreements with the underwriters. Under these agreements, we, our directors and executive officers and ATS may not, without the prior written approval of BMO Nesbitt Burns Inc. and UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common shares or securities convertible into or exercisable or exchangeable for our common shares, other than any common shares that are sold in the event of exercise of the over-allotment option by the underwriters. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, BMO Nesbitt Burns Inc. and UBS Securities LLC may, in their sole discretion, release all or some of the securities from these lock-up agreements.
Registration Rights
      After the completion of this offering and the expiration of the lock-up period described above, ATS will be entitled to certain rights with respect to the registration of our common shares under the Securities Act, under the terms of a registration rights agreement between us and ATS. See “Our Relationship with ATS — Agreements Between ATS and Us — Registration Rights Agreement.”
Additional Restrictions for Sales in Canada
      The sale of any of our common shares in the public market in Canada by ATS (as our controlling shareholder) will be subject to restrictions under applicable Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities or if the following conditions are fulfilled:

•	such sale occurs only after four months have lapsed from the date of a final receipt issued by Canadian securities regulatory authorities in respect of the final Canadian prospectus relating to the offering; and

•	prior notice of the sale must be filed with Canadian securities regulatory authorities at least seven days before any sale.
      Sales under the procedure noted above are also subject to other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

TAXATION
Canadian Federal Tax Considerations
      The following is applicable to the holding and disposition of common shares by a holder who acquires common shares in this offering.
      This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder, all specific proposals (the “Tax Proposals”) to amend the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Income Tax Convention, as amended (the “Treaty”), and the administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof. While this summary assumes that the Tax Proposals will be enacted as currently proposed, no assurance can be given in this respect. Except as set forth in “Taxation of Resident Holders — Dividends” the tax summary set out below would not be materially different if the Tax Proposals were not assumed to be enacted as currently proposed. In the case of the discussion under the heading “Taxation of U.S. Holders”, this summary is also based on the current provisions of Canadian federal law in force as of the date hereof.
      This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for any Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the Treaty or administrative practices of the CRA. Except as otherwise indicated under the heading “Taxation of U.S. Holders,” this summary does not take into account other Canadian federal tax or provincial, territorial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.
      This summary does not discuss all aspects of Canadian federal taxation that may be relevant to a particular holder of common shares in light of such holder’s particular circumstances. The tax consequences to any particular holder of common shares will vary according to that holder’s particular circumstances. Each holder should consult the holder’s own tax advisor with respect to the income tax consequences applicable to the holder’s own particular circumstances. This summary is not applicable to a holder that is a trader or dealer in securities, tax-exempt entity, insurer, financial institution (including those to which the mark-to-market provisions of the Tax Act apply), nor is it applicable to any holder of common shares, an interest in which is a “tax shelter investment” for the purposes of the Tax Act.
      For purposes of Canadian tax, all amounts relevant in computing a holder’s liability for tax must be computed in Canadian dollars. Amounts denominated in United States dollars including adjusted cost base, proceeds of disposition and dividends must be converted into Canadian dollars based on the prevailing exchange rate at the relevant time.

Taxation of Resident Holders
      The discussion under the heading “Taxation of Resident Holders” summarizes the material Canadian federal income tax considerations under the Tax Act generally applicable to a holder who at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada, deals at arm’s length with and is not affiliated with us and acquires and holds the common shares as capital property (a “Resident Holder”). Generally, common shares will be considered to be capital property to a holder thereof provided that the holder does not use the common shares in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders who might not otherwise be considered to hold their common shares as capital property may, in certain circumstances, be entitled to have their common shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holder, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

Dividends
      In the case of a Resident Holder who is an individual, any dividends received or deemed to be received on the common shares will be required to be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Bill C-28, which received second reading in the Senate on January 31, 2007, proposes to enhance such gross-up and dividend tax credit for “eligible dividends” paid after 2005. Under Bill C-28, a dividend will be eligible for the enhanced gross-up and dividend tax credit if the dividend recipient receives written notice from the paying corporation designating the dividend as an eligible dividend. There may be limitations on the ability of a corporation to designate dividends as eligible dividends. Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in income and normally will be deductible in computing such corporation’s taxable income. A Resident Holder that is a “private corporation” or a “subject corporation,” as such terms are defined in the Tax Act, may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the common shares to the extent that such dividends are deductible in computing such Resident Holder’s taxable income.

Dispositions
      A disposition, or a deemed disposition (including the deemed disposition on death), of a common share by a Resident Holder will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the common share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common share to the Resident Holder. For this purpose, the adjusted cost base to a Resident Holder of a common share at any particular time will be determined by averaging the cost of that common share with the adjusted cost base of all of our other common shares held as capital property at that time by the Resident Holder.
      One-half of any capital gain realized by a Resident Holder will be included in computing the Resident Holder’s income as a taxable capital gain in the year of disposition or deemed disposition. One-half of any capital loss realized by a Resident Holder may generally be deducted against taxable capital gains realized in that year, in the three preceding taxation years or in any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. A capital loss realized by certain Resident Holders may be reduced in certain circumstances by the amount of any dividends received or deemed to have been received by such holders on the common shares to the extent and in the manner provided for in the Tax Act. A Resident Holder that is a “Canadian-controlled private corporation,” as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Resident Holder that is an individual may give rise to a liability for alternative minimum tax. Resident Holders should consult their own tax advisors with respect to alternative minimum tax.

Taxation of U.S. Holders
      The discussion under the heading “Taxation of U.S. Holders” summarizes the material Canadian federal tax considerations generally applicable to a holder who at all relevant times for purposes of the Tax Act, is not resident or deemed to be resident in Canada, deals at arm’s length with and is not affiliated with us, acquires and holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada and who, for purposes of the Treaty, is a resident of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) the common shares in connection with a permanent establishment or fixed base in Canada (a “U.S. Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is a “registered non-resident insurer” for the purposes of the Tax Act.
      In general, a person is a resident of the United States for the purposes of the Treaty (and is therefore entitled to the benefits of the Treaty) if, under the laws of the United States, the person is liable to tax in the United States by reason of domicile, residence, citizenship, place of management, place of incorporation or other criteria of a similar nature, but in the case of an estate or trust, only to the extent that the income derived from the estate or trust is liable to tax in the United States either in its hands or in the hands of its beneficiaries.
      A limited liability company (an “LLC”) that is not liable to tax in the United States is not entitled to the benefits of the Treaty. Partnerships which are not liable to tax in the United States are not entitled to the benefits of the Treaty, but the CRA generally takes the position that they will look through to the partners of the partnership for purposes of determining whether and the extent to which the benefits of the Treaty apply to the share of the relevant income or gain attributable to the partners. CRA does not have a similar position with regard to look through for LLCs. The CRA is currently reviewing whether their position with regard to look through to partners will continue to apply to partnerships formed under the laws of Canada that are treated as corporations for United States tax purposes.

Dividends
      Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by us will be subject to Canadian withholding tax at a rate of 25% unless reduced under the provisions of an applicable income tax treaty or convention. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder is generally reduced to 15% of the gross amount of the dividends (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of our voting shares).

Dispositions
      A U.S. Holder will generally not be subject to Canadian tax in respect of any capital gain realized on the disposition or deemed disposition (including the deemed disposition on death) of the common shares unless, at the time of disposition, the common shares constitute “taxable Canadian property” of the U.S. Holder for the purposes of the Tax Act. Generally, the common shares will not constitute “taxable Canadian property” to a U.S. Holder provided that (i) the common shares are, at the time of disposition, listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and The Nasdaq Global Market) for purposes of the Tax Act; and (ii) at no time during the 60-month period immediately preceding the disposition of the common shares did the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, own 25% or more of the issued shares of any class or series of our capital stock.
      Pursuant to the Treaty, even if the common shares constitute “taxable Canadian property” of a particular U.S. Holder, any capital gain realized on the disposition of the common shares by the U.S. Holder generally will be exempt from Canadian federal tax, unless, at the time of disposition, the common shares derive their value principally from real property situated in Canada within the meaning of the Treaty. We are of the view that the value of the common shares is not derived principally from real property situated in Canada.
      Provided the common shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and The Nasdaq Global Market) for purposes of the Tax Act, at the time of disposition the preclearance provisions of Section 116 of the Tax Act will not apply to a disposition of common shares.
U.S. Federal Income Tax Considerations
      The following summary describes the U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the purchase, ownership, and disposition of common shares. This summary is based upon the Code, U.S. Treasury regulations under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this document and all of which are subject to change (possibly with retroactive effect) or to differing interpretations. This summary applies only to holders of common shares that hold their common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder of common shares in light of its particular circumstances or to holders of common shares subject to special treatment under the U.S. federal income tax laws, including:

•	banks, insurance companies, trusts and financial institutions;

•	tax-exempt organizations;

•	mutual funds, real estate investment trusts and regulated investment companies;

•	pass-through entities and investors in such entities;

•	persons that have a functional currency other than the U.S. dollar;

•	persons liable for the alternative minimum tax;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	brokers or dealers in securities or foreign currency;

•	holders of common shares who hold their common shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment; and

•	holders who own (actually or constructively) 10% or more of our common shares.
      This summary does not discuss any state, local, non-U.S. or estate and gift tax considerations applicable to holders of common shares. Prospective purchasers of common shares should consult their tax advisors regarding the U.S. federal income tax consequences applicable to their particular circumstances.
      For purposes of this summary, a U.S. Holder is a beneficial owner of common shares that is:

•	an individual who is a U.S. citizen or resident alien for U.S. federal income tax purposes;

•	a corporation, or entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.
      If a partnership holds common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold common shares should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of common shares.

Distributions on common shares
      Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution with respect to common shares, before reduction for Canadian withholding tax, will be taxable to U.S. Holders of common shares as a dividend to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any cash exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in the common shares causing a reduction in the adjusted basis of the common shares, (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of common shares). Any balance in excess of the adjusted basis will be subject to tax as capital gain.
      Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2009, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes and such U.S. Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada is satisfactory for purposes of the qualified dividend provisions of the Code. A qualified foreign corporation does not include a non-U.S. corporation that is a PFIC for the taxable year in which a dividend is paid or was a PFIC for the preceding taxable year. Distributions on the common shares will be eligible for this reduced rate of taxation as long as we are not, and was not in the preceding taxable year, a PFIC and are eligible for the benefits of the income tax treaty between the United States and Canada.
      Distributions will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
      If we pay dividends on the common shares in Canadian dollars, the U.S. dollar value of such dividends will be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such dividends, a U.S. Holder’s tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the U.S. Holder generally will not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit limitation purposes.
      A U.S. Holder may be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld on dividends received by the U.S. Holder, subject to applicable limitations in the Code. For taxable years beginning on or before December 31, 2006, dividends paid on the common shares generally will constitute “passive income” and will be treated as foreign source income for U.S. foreign tax credit limitation purposes. For taxable years beginning after December 31, 2006, dividends paid on the common shares generally will be “passive category income” or “general category income” and will be treated as foreign source income for U.S. foreign tax credit limitation purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Sale, exchange or other disposition of common shares
      Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of common shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition of common shares and the U.S. Holder’s adjusted tax basis in the common shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the common shares for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

PFIC rules
      Based on the projected composition on our income and our assets, we do not expect to be a PFIC for our taxable year ending March 31, 2007. Because this conclusion is a factual determination that is made annually, and is subject to change, there can be no assurance that we will not be a PFIC for our taxable year ending March 31, 2007 or any future taxable year. Special, generally adverse, U.S. federal income tax rules would apply to a U.S. Holder if we were a PFIC at any time during which a U.S. Holder held common shares. A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, either (i) at least 75% of its gross income is “passive” income (the “income test”), or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain net gains from the sales of commodities, annuities and gains from assets that produce passive income. For purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, the non-U.S. corporation will be treated as if it held its proportionate share of the assets of the latter corporation, and received directly its proportionate share of the income of the latter corporation.
      If we were a PFIC, a U.S. Holder of common shares would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the common shares and on any “excess distributions” received. Excess distributions are amounts received by a U.S. Holder with respect to its common shares in any taxable year that exceed 125% of the average distributions received by the U.S. Holder in the shorter of either the three previous years or, if shorter, the U.S. Holder’s holding period for the shares before the current taxable year. Gain and excess distributions would be allocated ratably to each day that the U.S. Holder held common shares. Amounts allocated to that taxable year and to years before we became a PFIC would be treated as ordinary income. In addition, amounts allocated to each taxable year beginning with the year we first became a PFIC would be taxed at the highest rate in effect for that year on ordinary income and the tax would be subject to an interest charge at the rate applicable to underpayments of income tax. If we were a PFIC, U.S. Holders would be required to file U.S. Internal Revenue Service Form 8621 for each year in which they held common shares.
      Under certain circumstances, a U.S. person may make certain elections to mitigate some of the tax consequences of holding shares of a PFIC (including a qualified electing fund election and a mark-to-market election). U.S. Holders are urged to consult their tax advisors regarding our possible classification as a PFIC and the adverse tax consequences that would result from such classification.

Information reporting and backup withholding
      In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to dividends as well as proceeds of sales of common shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax, provided the U.S. Holder furnishes the required information to the U.S. Internal Revenue Service in a timely manner.

UNDERWRITING
      We are offering the common shares described in this prospectus through the underwriters named below. BMO Nesbitt Burns Inc. and UBS Securities LLC are the joint book-running managers of this offering. We and ATS have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of common shares listed next to its name in the following table:

Number of
Underwriters	Shares

BMO Nesbitt Burns Inc.
UBS Securities LLC
Cowen and Company, LLC
Griffiths McBurney Corp.
Scotia Capital Inc.
Sprott Securities (U.S.A.) Limited

Total	10,937,500

      The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      Our common shares are offered subject to a number of conditions, including:

•	receipt and acceptance of our common shares by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.
      In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
      This offering is being made concurrently in the United States and in each of the provinces and territories of Canada. The common shares will be offered in the United States through those underwriters or their U.S. affiliates who are registered to offer the common shares for sale in the United States and such other registered dealers as may be designated by the underwriters. The common shares will be offered in each of the provinces and territories of Canada through those underwriters or their Canadian affiliates who are registered to offer the common shares for sale in such provinces and territories and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the common shares outside of the United States and Canada.
Over-Allotment Option
      We have granted the underwriters an option to buy up to 1,640,625 additional common shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above. This prospectus also qualifies the grant of this option and the distribution of the commons shares transferable upon the exercise of this option.
Commissions
      Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                     per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $                     per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The public offering price for the common shares offered in the United States is payable in U.S. dollars and the public offering price for the common shares offered in Canada is payable in Canadian dollars. The Canadian dollar amount is the equivalent of the U.S. price of the common shares based on the prevailing U.S.-Canadian dollar exchange rate on the date of the underwriting agreement.
      The following table shows the per share and total underwriting commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to 1,640,625 common shares:

Over-
	Over-	Allotment
	Allotment not	Fully
	Exercised	Exercised

Per share	$	$
Total	$	$
      We estimate that the total expenses of this offering payable by us, not including the underwriting commissions, will be approximately $6.7 million.
No Sales of Similar Securities
      We, our directors and executive officers and ATS have entered into lock-up agreements with the underwriters. Under these agreements, we, our directors and executive officers and ATS may not, without the prior written approval of BMO Nesbitt Burns Inc. and UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common shares or securities convertible into or exercisable or exchangeable for our common shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, BMO Nesbitt Burns Inc. and UBS Securities LLC may, in their sole discretion, release all or some of the securities from these lock-up agreements.
Indemnification and Contribution
      We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the U.S. Securities Act and applicable securities laws in Canada. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.
      We have applied to list our common shares on The Nasdaq Global Market under the symbol “PHWT” and on the Toronto Stock Exchange under the symbol “PHW.” Any such listing will be subject to the approval of the relevant stock exchange, and any such approval would not be given unless all of the original listing requirements were met.
Price Stabilization, Short Positions and Passive Market Making
      In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.
      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These transactions may also include making short sales of our common shares, which involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchased in this offering.
      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
      As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, the Toronto Stock Exchange, in the over-the-counter market or otherwise.
      In addition, in accordance with rules and policy statements of certain Canadian provincial securities commissions, the underwriters may not, throughout the period of distribution, bid for or purchase the common shares. Exceptions, however, exist where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising prices of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities, The Nasdaq Global Market and the Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering and pursuant to the first exception mentioned above, the underwriters may overallot or effect transactions that stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market. Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. If the underwriters commence any of these transactions, they may discontinue them at any time. The underwriters may conduct these transactions on The Nasdaq Global Market, the Toronto Stock Exchange or in the over-the counter market, or otherwise.
Pricing of the Offering
      Prior to this offering, there was no public market for our common shares. The initial public offering price will be determined by negotiations between us, ATS and the underwriters. Among the factors considered in determining the initial public offering price will be our future prospects and future prospects of our industry in general, our sales, earnings and other financial and operating information in recent periods, and the price-earnings ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.
Directed Share Program
      At our request, the underwriters have reserved up to 546,875 common shares, or 5% of the shares offered by this prospectus, for sale under a directed share program to our and ATS’ officers, directors, employees and related parties, immediate family members and entities of which employees or family members are the sole beneficiaries. All of the persons purchasing the reserved shares must commit to purchase no earlier than the effective time of the registration statement on the date of this prospectus but no later than the close of business on the day following that date. The number of common shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Common shares committed to be purchased by directed share program participants which are not so purchased will be reallocated for sale to the general public in this offering. All sales of common shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.
Affiliations
      The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us and ATS for which they receive fees, including strategic advisory services provided by BMO Nesbitt Burns Inc. to ATS in connection with its solar division, and the services provided by BMO Nesbitt Burns Inc. and UBS Securities LLC as financial co-advisors with respect to exploring strategic alternatives for ATS’s solar division.
      In addition, Scotia Capital Inc., a Canadian broker-dealer, is a wholly-owned subsidiary of a Canadian chartered bank that has made credit facilities available to ATS and to which ATS is currently indebted (the “ATS Credit Facilities”). As at December 31, 2006, the ATS Credit Facilities consisted of approximately C$70 million of outstanding indebtedness and approximately C$51 million of unutilized available credit. Since we may use a portion of net proceeds from this offering to repay an intercompany loan provided by ATS, and ATS in-turn may use such funds to pay down a portion of the ATS Credit Facilities, we may be considered to be a “connected issuer” of Scotia Capital Inc. under applicable Canadian securities laws. ATS is and has been in compliance with all material terms and conditions of the ATS Credit Facilities and no waiver of any breach has occurred thereunder. The ATS Credit Facilities are unsecured and ATS’ financial position has not changed substantially since the indebtedness under the ATS Credit Facilities was incurred.
      The bank affiliated with Scotia Capital Inc. did not have any involvement in the decision to distribute our common shares and the determination of the terms, structuring and pricing of the offering were determined solely by negotiation between us, ATS and the underwriters. Scotia Capital Inc. has not and will not benefit in any manner from the offering other than through payment of its percentage share of the underwriters’ commission.
      The underwriters and their affiliates may from time to time in the future engage in transactions with us and ATS and perform services for us and ATS in the ordinary course of their business.
Expenses Related to this Offering
      Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with our offer and sale of our common shares. With the exception of the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee, all amounts are estimates.

SEC registration fee	$26,750
Nasdaq Global Market and Toronto Stock Exchange listing fees	267,000
Printing and engraving expenses	658,000
Legal fees and expenses	2,792,000
Accounting fees and expenses	2,930,650
National Association of Securities Dealers, Inc. filing fee	25,600
Miscellaneous	—

Total	$6,700,000

      The address of BMO Nesbitt Burns Inc. is 1 First Canadian Place, 4th Floor, P.O. Box 150, Toronto, Ontario, Canada M5X 1H3. The address of UBS Securities LLC is One North Wacker Drive, Chicago, Illinois, 60606.

NOTICE TO INVESTORS
European Economic Area
      With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/ EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common shares in this offering is only being made:

(1) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(3) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
United Kingdom
      Our common shares may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the FSMA with respect to anything done in relation to our common shares in, from or otherwise involving the United Kingdom. In addition, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of our common shares may only be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this offering circular is directed only at (1) persons outside the United Kingdom; (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.
Switzerland
      Our common shares may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. Our common shares may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to our common shares may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

LEGAL MATTERS
      The validity of the issuance and sale of the common shares will be passed upon for us by Blake, Cassels & Graydon LLP. Certain U.S. legal matters relating to this offering will be passed upon for us by Shearman & Sterling LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, as to U.S. legal matters, and Davies Ward Phillips & Vineberg LLP, as to Canadian legal matters. The partners and associates of Blake, Cassels & Graydon LLP, collectively, beneficially own, directly and indirectly, (i) less than 1% of our outstanding common shares; and (ii) less than 1% of the outstanding common shares of ATS. The partners and associates of Davies Ward Phillips & Vineberg LLP, collectively, beneficially own, directly and indirectly, (i) less than 1% of our outstanding common shares; and (ii) less than 1% of the outstanding common shares of ATS.
EXPERTS
      Our combined financial statements as of March 31, 2006 and 2005, and for each of the three years in the period ended March 31, 2006, included in this prospectus have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The offices of KPMG LLP are located at 115 King Street South, Waterloo, Ontario, Canada, N2J 5A3.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form F-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information.
      Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, you must review the exhibits themselves for a complete description of the contract or document. You may review a copy of the registration statement, including the exhibits and schedules filed with it at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of all or a part of the registration statement may be obtained from this office after payment at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain a free copy of the registration statement, including the schedules and exhibits, from the SEC website at www.sec.gov.
      We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the public reference facilities of the SEC described above. As a foreign private issuer, we are exempt from the U.S. rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, we may not be required to publish financial statements as frequently or as promptly as United States companies.
      We will also be subject to the full informational requirements of the securities commissions in all provinces and territories of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian securities regulatory authorities. These filings are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at http://www.sedar.com, the Canadian equivalent of the SEC electronic document gathering and retrieval system.

Photowatt Technologies Inc.
UNAUDITED COMBINED BALANCE SHEETS

	March 31, 2006	December 31, 2006

	(In United States
	thousands of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$1,958	$1,396
Accounts receivable	20,253	23,805
Inventories (note 3)	33,441	37,469
Other current assets	441	855

Total current assets	56,093	63,525
Property, plant and equipment (note 4)	42,805	63,575
Goodwill	1,705	1,705
Deferred development costs (note 5)	123	—
Other assets (note 6)	2,531	16,287

Total assets	$103,257	$145,092

LIABILITIES AND GROUP EQUITY
Current liabilities:
Bank indebtedness (note 7)	$—	$7,298
Accounts payable and accrued liabilities	22,809	37,096
Due to parent (note 11)	—	24,961
Income taxes payable	4,096	958
Deposits in excess of costs and earnings on contracts in progress (note 3)	—	1,578

Total current liabilities	26,905	71,891
Future income taxes	584	585

Total liabilities	27,489	72,476

Group equity:
Net investment (note 10)	75,310	67,530
Cumulative translation adjustment	458	5,086

	75,768	72,616

Total liabilities and group equity	$103,257	$145,092

Commitments (note 12)
Subsequent events (note 14)
See accompanying notes to unaudited combined financial statements.

Photowatt Technologies Inc.
UNAUDITED COMBINED STATEMENTS OF EARNINGS (LOSS)

	Nine Months Ended
	December 31

	2005	2006

	(In United States
	thousands of dollars)
Revenue	$87,176	$99,441
Operating costs and expenses:
Cost of revenue	65,993	71,828
Research and development	4,246	9,456
Amortization	5,957	6,559
Selling and administrative	5,900	10,293
Shared corporate costs (notes 2 and 11)	480	879

	82,576	99,015
Earnings from operations	4,600	426
Interest expense (note 11)	946	2,721

Earnings (loss) before provision for income taxes	3,654	(2,295)
Provision for income taxes (note 9)	3,798	4,223

Net loss	$(144)	$(6,518)

See accompanying notes to unaudited combined financial statements.

Photowatt Technologies Inc.
UNAUDITED COMBINED STATEMENTS OF NET INVESTMENT

	Nine Months Ended
	December 31

	2005	2006

	(In United States
	thousands of dollars)
Net investment, beginning of period	$138,261	$75,310
Net loss	(144)	(6,518)
Net contribution by (repayment to) ATS Automation Tooling Systems Inc.	28,212	(1,262)

Net investment, end of period (note 10)	$166,329	$67,530

See accompanying notes to unaudited combined financial statements.

Photowatt Technologies Inc.
UNAUDITED COMBINED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	December 31

	2005	2006

	(In United States
	thousands of dollars)
Cash flows from (used in) operating activities:
Net loss	$(144)	$(6,518)
Other items not involving cash:
Future tax expense	556	189
Amortization	5,957	6,559
Other	203	135
Net change in non-cash working capital	(817)	(519)

Cash flows from (used in) operating activities	5,755	(154)

Cash flows used in investing activities:
Acquisition of property, plant and equipment	(20,446)	(27,753)
Deferred development expenditures	(12,164)	—
Deposits on inventory commitments	—	(3,878)

Cash flows used in investing activities	(32,610)	(31,631)

Cash flows from (used in) financing activities:
Advances from bank indebtedness	—	7,100
Advances from parent	—	24,630
Proceeds from government assistance	2,436	—
Deferred expenditures for initial public offering	—	(359)
Contribution by ATS Automation Tooling Systems Inc.	25,740	—

Cash flows from financing activities	28,176	31,371

Effect of exchange rate changes on cash and cash equivalents	(106)	(148)

Increase (decrease) in cash and cash equivalents	1,215	(562)

Cash and cash equivalents, beginning of period	891	1,958

Cash and cash equivalents, end of period	$2,106	$1,396

See accompanying notes to unaudited combined financial statements.

Photowatt Technologies Inc.
NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS
(IN UNITED STATES THOUSANDS OF DOLLARS)

1.	FORMATION OF PHOTOWATT TECHNOLOGIES INC.:
      Photowatt Technologies Inc. is a wholly-owned subsidiary of ATS Automation Tooling Systems Inc. References to “ATS” or the “Parent” refer to ATS Automation Tooling Systems Inc. and, where applicable, its subsidiaries. Upon the completion of the initial public offering of Photowatt Technologies Inc. (“IPO”), ATS will transfer into Photowatt Technologies Inc. its interests in the assets and liabilities that are used in the solar business conducted by ATS and its subsidiaries, subject to certain excluded assets including the premises and building related to the Spheral Solar manufacturing facility and ATS solar automation know-how. The solar business is comprised of Spheral Solar, a division of ATS, Photowatt International S.A.S., Spheral Solar Power Inc. and the net operating assets of Matrix Solar Technologies, Inc. (“Photowatt USA”), all of which are divisions or subsidiaries of ATS (collectively with Photowatt Technologies Inc. known as the “Company”). For the convenience of the reader, the combined financial statements refer to Photowatt Technologies Inc. and use “the Company” even though the transfer has not been consummated at December 31, 2006. As the transfer is not consummated, the financial statements are referred to as combined financial statements. The Company’s principal business activity is the design, manufacture and sale of photovoltaic products.

2.	BASIS OF PRESENTATION:
      These unaudited combined financial statements present the historical financial position, results of operations, changes in net investment and cash flows on a carve-out basis from ATS as if the Company had operated as a stand-alone entity subject to ATS’ control prior to this reorganization. Certain comparative balances have been reclassified on a carve-out basis.
      A portion of ATS’ corporate selling and administrative expenses have been allocated to the Company, based on management’s estimates of expenses directly attributable to the Company. Shared services provided include strategic, operational, human resources, accounting, information systems, facility, legal, taxation and treasury services.
      The Company’s surplus funds are transferred to ATS and the Company’s financing requirements are provided by ATS as reflected through ATS’ net investment account and due to parent. Related party interest expense recorded in the Combined Statements of Earnings (Loss) represents charges from ATS as historically reflected in the accounts of subsidiaries.
      Income taxes have been recorded at statutory rates based on income taxes as reported in the Combined Statements of Earnings (Loss) as though the Company was a separate tax paying group of entities. Income taxes payable or recoverable in respect of the components which were not historically separate tax paying legal entities have been included in ATS’ net investment. Future income taxes have been presented in the Combined Balance Sheets for each temporary difference between the financial reporting and tax basis of the assets and liabilities. In addition, future income tax assets have been recognized to the extent that they would have been realized as though the Company was a separate tax paying group of entities. Future income tax assets are recognized only to the extent that management determines that it is more likely than not that future income tax assets will be realized in the foreseeable future.
      As a result of the basis of presentation described above, the combined financial statements may not necessarily be indicative of the results that would have been obtained if the Company had operated as a stand-alone group of entities or indicative of the results for any future periods.
      The accompanying unaudited interim combined financial statements are prepared in accordance with accounting principles generally accepted in Canada (“GAAP”) and the accounting policies are consistent with those described in the combined financial statements for the year ended March 31, 2006, which conform in all material respects with United States GAAP, except as presented in note 15. The unaudited interim

Photowatt Technologies Inc.
NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)
combined financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s fiscal 2006 audited combined financial statements.
      Revenue on certain long-term design, project management and/or installation services contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred as a percentage of total costs anticipated for each contract. Incentive awards, claims or penalty provisions are recognized when such amounts are likely to accrue and can reasonably be estimated. Complete provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.
      In the opinion of management, the unaudited interim combined financial statements reflect all of the adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2006 and the results of operations and cash flows for the nine months ended December 31, 2006 and 2005. Interim results are not necessarily indicative of annual or longer term results as the solar market served by the Company tends to be cyclical in nature. Both revenues and earnings from operations for the Company typically decline during the Company’s second quarter as a result of Photowatt International S.A.S.’s annual summer shutdown. General economic trends, product life cycles and product changes may impact the Company’s volumes and earnings from operations.

3.	INVENTORIES AND CONTRACTS IN PROGRESS:

	March 31, 2006	December 31, 2006

Inventories are summarized as follows:
Raw materials	$19,275	$21,328
Work-in-process	8,038	6,598
Finished goods available for sale	6,128	9,543

	$33,441	$37,469

      Raw materials inventory includes supply inventories of $3,889 as at December 31, 2006 (March 31, 2006 — $3,201) which are consumed in the production process. The provision for excess and obsolete inventory was $1,693 at December 31, 2006 (March 31, 2006 — $606).

	March 31,	December 31,
	2006	2006

Contracts in progress:
Costs incurred on contracts in progress	$—	$971
Estimated earnings	—	212

	—	1,183
Deposits received to date	—	(2,761)

	$—	$(1,578)

Photowatt Technologies Inc.
NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

4.	PROPERTY, PLANT AND EQUIPMENT:

		Accumulated	Net Book
At December 31, 2006	Cost	Amortization	Value

Land and land improvements	$387	$—	$387
Buildings	2,373	(1,298)	1,075
Production equipment	93,844	(32,790)	61,054
Other equipment and furniture	1,638	(579)	1,059

	$98,242	$(34,667)	$63,575

		Accumulated	Net Book
At March 31, 2006	Cost	Amortization	Value

Land and land improvements	$355	$—	$355
Buildings	1,008	(989)	19
Production equipment	66,047	(24,434)	41,613
Other equipment and furniture	1,300	(482)	818

	$68,710	$(25,905)	$42,805

5.	DEFERRED DEVELOPMENT COSTS:

	March 31,	December 31,
	2006	2006

Deferred development costs — various programs	$123	$—

      During the nine months ended December 31, 2006, the Company did not defer any net development costs (December 31, 2005 — $10,915).

6.	OTHER ASSETS:

	March 31,	December 31,
	2006	2006

Long term receivable	$2,531	$3,004
Deferred IPO expenditures	—	4,389
Deposits on property, plant and equipment	—	4,932
Deposits on inventory commitments	—	3,962

	$2,531	$16,287

      Long term receivable is comprised of amounts due from Technology Partnerships Canada in regard to funding contributions toward the Company’s development of a new photovoltaic energy technology.

7.	BANK INDEBTEDNESS:
      As at December 31, 2006, the Company had two credit facilities available to Photowatt International S.A.S. The first facility is in the amount of Euro 1,000 ($1,320), under which the Company had drawn Euro 75 ($99) as at December 31, 2006, and it bears interest at the French four-month prime rate plus 1.05%. The second facility is in the amount of net Euro 8,000 ($10,556), offset by cash deposits on hand at the financial institution, under which the Company had drawn Euro 5,456 ($7,199) as at December 31, 2006, with Euro 777 ($1,025) of cash on deposit offsetting the gross amount, and it bears interest at the Euro LIBOR rate plus 0.50%. The second credit facility is available until April 1, 2007 at which time it will decrease to Euro 800 ($1,056). Both credit facilities are unsecured and repayable on demand.

Photowatt Technologies Inc.
NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

8.	STOCK-BASED COMPENSATION PLANS:
      Since 1997, Matrix Solar Technologies, Inc., a company whose operating assets are included in these combined financial statements, has granted stock options to certain of its employees and employees of its affiliates. The holders of 195 of these options had the right to require Matrix Solar Technologies, Inc. to settle the value of the vested portion of the shares under option in cash based on a formula linked to the net book value of Matrix Solar Technologies, Inc. In October 2006, these options were terminated in exchange for a cash payment of $410. A liability of $153 for the vested portion of the cash settlement value was recognized at March 31, 2006.
      During fiscal 2006, ATS issued 50,000 stock options on its common shares to an employee of the Company. These options were surrendered in October 2006. The Company recognized compensation expense based on the fair value over the vesting period of these options. Compensation recovery of $23 was recorded in the nine months ended December 31, 2006 (December 31, 2005 — expense of $24).
      Commencing in fiscal 2007, the Company began to grant options to purchase common shares. On February 11, 2007, the Company approved an effective 2.9333 for one share consolidation for all common shares outstanding on that date. The share consolidation reduces the amount of stock options outstanding by a factor of 2.9333 and increases the exercise prices of these stock options by a factor of 2.9333. A summary of activity of the Company’s stock options follows:

	Executive		Performance
	Officer	Time Vested	Based
Nine Months Ended December 31, 2006	Options	Options	Options	Total

Stock option outstanding, beginning of period	—	—	—	—
Granted	103,248	193,290	99,538	396,076
Exercised	—	—	—	—
Forfeited/Cancelled	—	(1,462)	(3,800)	(5,262)
Stock options outstanding, end of period	103,248	191,828	95,738	390,814
Stock options exercisable, end of period	—	—	—	—
      Included in the above table are options granted to two executive officers of the Company to purchase, in aggregate, 103,248 of the Company’s common shares at an exercise price of C$14.67 per share. The number of common shares underlying each of these options is subject to an automatic adjustment that will increase or decrease the number such that it is equal to 0.6883% of the common shares in the Company held by ATS immediately prior to the closing of the IPO. The option to purchase 54,546 common shares granted to one executive vests as to 20% on the completion of the IPO and 20% on each anniversary date of the completion of the IPO. The option to purchase 48,702 common shares granted to the second executive vests as to 20% on each anniversary date of the completion of the IPO. In addition to the above mentioned grants, the two executives are eligible to receive a cash payment upon any exercise of these options if the number of shares underlying these options exceeds 103,248 after the adjustment described above. In the event that a change of control occurs and the employment of the option holder is terminated or they resign within three months of such change of control, the options granted to the two executive officers will accelerate and become fully vested.
      The fair value of these options was calculated using the Black-Scholes option pricing model with the following assumptions:

Weighted average Black-Scholes value of options	$9.83
Assumptions:
Risk free interest	3.9%
Expected life in years	7.0
Expected dividend yield	0.0%
Volatility	80.0%

Photowatt Technologies Inc.
NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)
      The risk free interest rate utilized during the life of the stock option is based on a Canadian government security for an equivalent period. Expected volatility is based on the expected volatility of industry peers. The maximum life of the stock option has been used for the expected term. As these options vest only upon the completion of the IPO, no stock compensation expense will be recognized until completion of the IPO. As of December 31, 2006, there was $1,015 of unrecognized stock-based compensation related to these unvested stock options.
      Included in the table above are grants to certain directors, officers, employees and other key personnel of the Company, including one of the executives referred to above, of options to purchase an aggregate of 191,828 common shares exercisable at the public offering price at the closing of the IPO. These options vest as to 20% on each anniversary date of the completion of the IPO. As these options vest only upon the completion of the IPO, no stock compensation expense will be recognized until completion of the IPO. At the time of the IPO, the Company will measure the fair value of these stock options as the exercise price will be known.
      Included in the table above are grants to certain directors, officers, employees and other key personnel of the Company, including one of the executives referred to above, of options to purchase an aggregate of 95,738 common shares exercisable at the public offering price at the closing of the IPO. These options vest on the achievement of specific defined performance objectives related to the development of Spheral Solar. At the time of the IPO, the Company will measure the fair value of these stock options as the exercise price will be known. No stock compensation expense will be recognized until completion of the IPO.
      A summary of activity of the Company’s stock options subsequent to December 31, 2006 follows:

	Executive		Performance
	Officer	Time Vested	Based
	Options	Options	Options	Total

Stock options outstanding, December 31, 2006	103,248	191,828	95,738	390,814
Granted	—	58,631	—	58,631
Exercised	—	—	—	—
Forfeited/Cancelled	—	(3,115)	(95,738)	(98,853)

	103,248	247,344	—	350,592

9.	INCOME TAXES:
      For the nine months ended December 31, 2006 and 2005, income tax expense differs from the amounts which would be obtained by applying the combined Canadian basic federal and provincial income tax rate to earnings (loss) before provision for income taxes. The Company has not recognized potential benefits related to loss carryforward amounts and other temporary differences primarily in its Spheral Solar segment and in Photowatt USA as management has not been able to conclude that it is more likely than not that such benefits will be realized in the foreseeable future.

Photowatt Technologies Inc.
NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

10.	NET INVESTMENT:
      The net investment account comprises:

	Photowatt	Spheral
	International	Solar	Photowatt	Spheral
	S.A.S.	Power Inc.	USA	Solar	Other	Total

Net investment, March 31, 2006	$61,060	$(5,369)	$8,266	$11,353	$—	$75,310
Net earnings (loss) for the period ended December 31, 2006	10,022	—	(1,040)	(11,262)	(4,238)	(6,518)
Additional (reduction of) investment by ATS	(1,521)	(14)	(1,669)	(2,296)	4,238	(1,262)

Net investment, December 31, 2006	$69,561	$(5,383)	$5,557	$(2,205)	$—	$67,530

      Other includes costs that have been allocated to the Company in connection with the preparation of these unaudited combined financial statements and intersegment eliminations (notes 2 and 11).

11.	RELATED PARTY TRANSACTIONS:
Transactions

Nine Months Ended December 31	2005	2006

Purchase of property, plant and equipment — ATS	$4,866	$438
Purchase of raw materials and other services — ATS	255	669
Development expenditures — ATS	290	—
Initial public offering expenditures — ATS	—	4,019
Shared corporate costs — ATS	480	879
Interest expense — ATS	963	2,609
Sale of product — other related party	107	11
      As noted in note 2, ATS provides strategic, operational and administrative services to the Company. Furthermore, the Company purchases property, plant and equipment, development expenditures, raw materials and other services from affiliated companies. “Initial public offering expenditures — ATS” represents amounts paid by ATS on behalf of the Company regarding the IPO. “Sale of product” pertains to sales to a business controlled by a consultant who serves as our managing director, Europe (acting) of Photowatt International S.A.S. These transactions have been reflected at their exchange amount.
      As at December 31, 2006, included in accounts payable and accrued liabilities are amounts due to ATS in the amount of $5,610 (March 31, 2006 — $192). These amounts are payable on demand and do not bear interest, other than as noted below.
      The amount payable to ATS included in the Company’s balance sheet under net investment represents a net balance as the result of various transactions between the Company and ATS. There are no terms of settlement or interest charges associated with the account balance other than described below. The Company’s surplus funds are transferred to ATS, and the Company’s financing requirements are funded by ATS. At December 31, 2006, one intercompany amount was outstanding in the amount of C$56,910 ($48,834) on which interest of Canadian dollar prime rate is charged. This amount has been included in ATS’ net investment in the Company.

Photowatt Technologies Inc.
NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)
      On completion of the IPO, the Company will repay ATS for amounts funded by ATS during fiscal 2007 to a maximum of $25,000, to the extent that the gross proceeds of the IPO exceed $175,000, including the potential exercise of the underwriters’ over-allotment option. If any amount still remains payable after the above noted repayment, such outstanding amount will be converted into common shares at the initial public offering price per common share. As at December 31, 2006, the amount funded by ATS during fiscal 2007 to be repaid was $24,961. This amount is included as due to parent on the Combined Balance Sheets.
      Other transactions include intercompany purchases and sales and miscellaneous other administrative expenses incurred by ATS on behalf of the Company.
      An analysis of transactions in the intercompany account for the nine months ended December 31, 2006 and December 31, 2005 follows:

	2005	2006

Balance at beginning of period	$1,313	$192
Net intercompany purchases	5,411	1,107
Other administrative expenses	1,443	7,507
Net cash payments to ATS	(7,833)	(3,196)

Balance at end of period	$334	$5,610

Average balance during the period	$824	$2,901

12.	COMMITMENTS:
      The purchase commitments for minimum operating lease payments related primarily to facilities and equipment, long term material supply contracts, and capital commitments for production equipment in each of the next five years is as follows:

December 31,	2007	2008	2009	2010	2011	Thereafter

Operating leases	$1,386	$1,203	$1,052	$876	$457	$66
Material supply contracts	10,232	8,688	20,921	20,921	20,921	146,446
Capital commitments	8,911	—	—	—	—	—

	$20,529	$9,891	$21,973	$21,797	$21,378	$146,512

      In September 2006, the Company entered into an agreement with three other partners for a project whose primary objective is to develop a commercial process for the production of solar grade silicon derived from metallurgical silicon with a capacity of 200 tonnes per year. Pursuant to the agreement, the Company’s role in the project is to contribute certain expertise and non-financial resources in order to improve and enhance the silicon material developed during the project’s development phase. Under the contract, the Company is to be supplied, at predetermined prices, with at least 80% of the volume of solar grade silicon or ingots produced by the project through to April 20, 2008. The Company expects initial shipments from the project to commence in April 2007, however given that the plant is currently under construction and production has not yet begun, the ultimate timing of the delivery will be dependent on the start date of production.
      In October 2006, the Company entered into a 10-year irrevocable commitment to purchase approximately 4,000,000 polysilicon wafers per annum commencing in 2009. Advance payments are required which will be applied against the price of silicon wafers that will be received during the life of the commitment and can only be refunded in the event of the supplier’s failure to deliver polysilicon wafers in accordance with the

Photowatt Technologies Inc.
NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)
agreement. Commencing in 2009, the price of the silicon wafers will be adjusted at the beginning of each calendar year based on an agreed-upon formula.

13.	SEGMENTED DISCLOSURE:
      The Company evaluates performance based on two reportable segments. The Photowatt International segment consists of Photowatt International S.A.S. in France and the module assembly business of Photowatt USA. Photowatt International designs, manufactures and sells modules and installation kits, and provides solar power design and other value-added services. The Spheral Solar segment is developing a technology for light weight, flexible crystalline solar modules.
      Intersegment revenues are accounted for at current market rates, negotiated between the segments.

	Nine months ended December 31, 2006

	Photowatt	Spheral
	International	Solar	Combined

Revenue	$99,441	$3,530	$102,971
Inter-segment revenue	—	(3,530)	(3,530)

Total Company revenue	$99,441	$—	$99,441

Earnings (loss) from operations	$13,893	$(9,229)	$4,664

Corporate costs			(2,566)
Inter-segment operating earnings			(1,672)

Total Company earnings from operations			$426

Total Company assets	$131,131	$13,961	$145,092

	Nine Months Ended December 31, 2005

	Photowatt	Spheral
	International	Solar	Combined

Total Company revenue	$87,176	$—	$87,176

Earnings (loss) from operations	$11,916	$(6,685)	$5,231

Corporate costs			(631)

Total Company earnings from operations			$4,600

Total Company assets	$79,119	$111,290	$190,409

      Deferred IPO expenditures have been included with the Spheral Solar segment assets. Total net foreign exchange losses recognized for the nine months ended December 31, 2006 were $159 (December 31, 2005 — gain of $33) and are included in selling and administrative expenses on the Combined Statements of Earnings (Loss).

14.	SUBSEQUENT EVENTS:
      In August 2006, the Board of Directors approved the issuance of a preliminary prospectus in connection with the Company’s IPO in the United States and Canada. Upon the closing of the IPO, certain of ATS’ solar business interests will be transferred to the Company.

Photowatt Technologies Inc.
NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)
      In January 2007, the Company renewed a long term supply agreement to purchase polysilicon for a 60-month period commencing January 1, 2007. The supplier agrees to supply a minimum of 60,000kg of silicon per annum, and will make reasonable efforts to extend the supply to 120,000kg per annum. Pricing is calculated on a fixed based price with adjustments dependent on volumes sold.
      In February 2007, an additional credit facility was made available to the Company from one of its existing lenders. The additional credit facility increases the current facility of Euro 1,000 to Euro 15,000. The facility is unsecured, repayable on demand, and bears interest at the EURIBOR one-month rate plus 0.50%. The term for this financing extends to the earlier of three months or the date of issue for the IPO. After the expiration of this term, the facility converts to a Euro 8,000 credit facility, with similar interest rate, for a one-year period.

15.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:
      The combined financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in Canada (“Canadian GAAP”) as discussed in note 2. The Company’s accounting policies reflected in these combined financial statements do not materially differ from United States Generally Accepted Accounting Principles (“U.S. GAAP”) except for:

Combined Group Equity

	March 31,	December 31,
	2006	2006

Total accumulated comprehensive income under Canadian GAAP	$—	$—
Adjustments:
Foreign currency translation related to U.S. GAAP adjustments(a, b, c, d)	(2,792)	(2,792)
Foreign currency translation adjustment(d)	458	5,086

Total accumulated comprehensive earnings (loss) under U.S. GAAP	$(2,334)	$2,294

Total net investment under Canadian GAAP	$75,310	$67,530
Adjustments:
Deferred development(a)	2,647	2,792

Total net investment under U.S. GAAP	$77,957	$70,322

Total group equity	$75,623	$72,616

Combined Statements of Earnings (Loss)

For the Nine Months Ended December 31,	2005	2006

Net loss under Canadian GAAP	$(144)	$(6,518)
Adjustments:
Deferred development(a)	(11,431)	145
Amortization of intangible assets(b)	(64)	—

Net loss under U.S. GAAP	$(11,639)	$(6,373)
Other comprehensive loss:
Foreign currency translation adjustment(d)	(3,588)	4,628

Comprehensive loss under U.S. GAAP	$(15,227)	$(1,745)

Photowatt Technologies Inc.
NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)
      (a) Research and development costs: Under Canadian GAAP, the Company has deferred development costs which have met generally accepted criteria for deferral. Under U.S. GAAP, Statement of Financial Standards No. 2, “Accounting for Research and Development Costs”, the Company is required to charge all development costs to expense as incurred.
      (b) Amortization of intangible assets: Under Canadian GAAP, the Company has deferred amortization of the cost of acquired patents until the technology related to such patents is put into use. Under US GAAP, the Company is required to amortize such costs from the date of acquisition. As the intangible assets were written off at March 31, 2006 for both U.S. and Canadian GAAP purposes, there is no GAAP difference in the period ended December 31, 2006.
      (c) Stock-based compensation: The Company prospectively adopted the Canadian GAAP requirements related to stock-based compensation for all options granted to employees on or after April 1, 2003.
      Under U.S. GAAP, in the first quarter of fiscal 2007, the Company was required to adopt the provisions of amended Statement of Financial Standards No. 123, “Accounting for Stock-Based Compensation”, (“SFAS 123R”). SFAS 123R requires all companies to use a fair value based method of accounting for stock-based compensation. The Company is using the modified prospective transition (“MPT”) method to record stock compensation. Stock compensation expense calculated using the MPT method is recognized on a prospective basis in the combined financial statements over the estimated service life. As a result of adoption of SFAS 123R, the Company’s net income was $23 higher than if the Company had continued to account for share-based payments under Accounting Principles Board Opinion 25 for the nine months ended December 31, 2006.
      For the nine months ended December 31, 2005, the Company’s proforma net loss adjusted for 50,000 stock options granted by ATS to an employee as disclosed in note 8, using the Black-Scholes option pricing model to determine fair value, resulted in pro forma stock compensation expense of $24 and proforma net loss of $11,663.
      The fair value of options granted during the nine months ended December 31, 2005 was calculated using the Black-Scholes option pricing model with the following assumptions:

Weighted average Black-Scholes value of options	$4.10
Assumptions:
Risk free interest	3.2%
Expected life in years	5.0
Expected dividend yield	0.0%
Volatility	31.0%
      The risk free interest rate utilized during the life of the stock option is based on a Canadian government security for an equivalent period. Expected volatility is based on historical volatility of ATS. Historical data is used to estimate the expected term.
      (d) Comprehensive income: Under U.S. GAAP, Statement of Financial Standards No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only reportable item of comprehensive income is the translation adjustments on the conversion of self-sustaining entities included in these combined financial statements that have a functional currency other than the reporting currency of the United States dollar.

Photowatt Technologies Inc.
NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS — (Continued)
      (e) Investment tax credits: Under Canadian GAAP, investment tax credits are accounted for as a reduction in the cost of the related asset or expense. Under U.S. GAAP, Accounting Principle Board Opinion No. 2, “Accounting for the Investment Tax Credit”, permits the company to recognize the full tax credit against the tax provision in the year the credit arises. As the Company does not believe there is reasonable assurance that the credits will be realized, no benefits have been recognized under U.S. or Canadian GAAP.
      (f) Recently issued pronouncements:

Canadian GAAP Standards:
      In January 2005, the CICA approved Handbook Sections 1530, “Comprehensive Income”, 3855, “Financial Instruments — Recognition and Measurement” and 3865, “Hedges”. The new standards are intended to harmonize Canadian GAAP with U.S. GAAP. The new standards will be effective for the first quarter of fiscal 2008. The Company is currently evaluating the impact of adoption on the combined financial statements.

United States GAAP Standards:
      In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109. The interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company is currently evaluating the impact of adoption on the combined financial statements.
      In November 2004, the FASB issued Statement of Financial Standards No. 151, “Inventory Costs, and amendment of ARB No. 43, Chapter 4”, (“SFAS 151”). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight and handling costs, and wasted materials should be recognized as current period charges. The standard is effective for fiscal years beginning after June 15, 2005. The adoption of the standard did not have a significant impact on the combined financial statements.
      In September 2006, the FASB issued Statement of Financial Standard No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. The Statement is effective for fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of adoption on the combined financial statements.

Report of Independent Registered Public Accounting Firm
The Board of Directors of Photowatt Technologies Inc. and ATS Automation Tooling Systems Inc.:
      We have audited the accompanying combined balance sheets of Photowatt Technologies Inc. (as described in note 1), as of March 31, 2006 and 2005, and the related combined statements of earnings (loss), net investment, and cash flows for each of the years in the three-year period ended March 31, 2006. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Photowatt Technologies Inc. as of March 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with Canadian generally accepted accounting principles.
      Accounting principles generally accepted in Canada vary in certain significant respects from U.S. generally accepted accounting principles. Information related to the nature and effect of such differences is presented in Note 20 to the combined financial statements.
/s/ KPMG LLP
Waterloo, Canada
July 31, 2006, except as to notes 10 and 19 which are as of February 13, 2007

Photowatt Technologies Inc.
COMBINED BALANCE SHEETS

At March 31	2005	2006

	(In United States
	thousands of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$891	$1,958
Accounts receivable (note 4)	24,508	20,253
Inventories (note 5)	25,281	33,441
Future income taxes (note 12)	952	—
Prepaid expenses	132	441

Total current assets	51,764	56,093
Property, plant and equipment (note 6)	78,627	42,805
Goodwill	1,705	1,705
Intangible assets (note 7)	1,449	—
Deferred development costs (note 8)	31,022	123
Other assets (note 9)	—	2,531

Total assets	$164,567	$103,257

LIABILITIES AND GROUP EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$22,299	$22,809
Income taxes payable	367	4,096

Total current liabilities	22,666	26,905
Future income taxes (note 12)	—	584

Total liabilities	22,666	27,489
Group equity:
Net investment (note 16)	138,261	75,310
Cumulative translation adjustment (note 11)	3,640	458

	141,901	75,768

Total liabilities and group equity	$164,567	$103,257

Commitments (note 13)

Subsequent events (note 19)
See accompanying notes to combined financial statements.

Photowatt Technologies Inc.
COMBINED STATEMENTS OF EARNINGS (LOSS)

Years Ended March 31	2004	2005	2006

	(In United States thousands of dollars)
Revenue	$65,855	$113,019	$120,921
Operating costs and expenses:
Cost of revenue	52,859	89,930	88,998
Research and development	1,236	678	9,252
Amortization	4,466	5,420	9,680
Selling and administrative	4,708	5,855	9,088
Asset impairment charge (note 15)	—	—	94,290
Shared corporate costs (notes 2 and 17)	415	589	717

	63,684	102,472	212,025
Earnings (loss) from operations	2,171	10,547	(91,104)
Interest (income) expense (note 17)	(64)	3	1,666

Earnings (loss) before provision for income taxes	2,235	10,544	(92,770)
Provision for income taxes (note 12)	1,130	3,761	5,610

Net earnings (loss)	$1,105	$6,783	$(98,380)

See accompanying notes to combined financial statements.

Photowatt Technologies Inc.
COMBINED STATEMENTS OF NET INVESTMENT

Years Ended March 31	2004	2005	2006

	(In United States thousands of dollars)
Net investment, beginning of year	$65,197	$108,352	$138,261
Net earnings (loss)	1,105	6,783	(98,380)
Net contribution by ATS Automation Tooling Systems Inc.	42,050	23,126	35,429

Net investment, end of year (note 16)	$108,352	$138,261	$75,310

See accompanying notes to combined financial statements.

Photowatt Technologies Inc.
COMBINED STATEMENTS OF CASH FLOWS

Years Ended March 31	2004	2005	2006

	(In United States thousands of dollars)
Cash flows from operating activities:
Net earnings (loss)	$1,105	$6,783	$(98,380)
Other items not involving cash
Asset impairment charge (note 15)	—	—	94,290
Future income tax expense (note 12)	975	3,586	1,484
Amortization	4,466	5,420	9,680
Other	236	14	406
Change in non-cash operating working capital:
Accounts receivable	(10,788)	(3,437)	738
Inventories	2,804	(2,617)	(9,397)
Prepaid expenses	18	(69)	(334)
Accounts payable and accrued liabilities	9,935	2,963	1,408
Income taxes payable	235	(60)	3,576

Cash flows provided by operating activities	8,986	12,583	3,471
Cash flows from investing activities:
Acquisition of property, plant and equipment	(40,195)	(26,749)	(26,431)
Proceeds from disposal of assets	27	7	—
Deferred development expenditures	(8,685)	(15,197)	(13,682)

Cash flows used in investing activities	(48,853)	(41,939)	(40,113)
Cash flows from financing activities:
Proceeds from government assistance (note 14)	5,714	12,847	3,438
Contribution by ATS Automation Tooling Systems Inc. (note 16)	36,336	14,304	34,133

Cash flows provided by financing activities	42,050	27,151	37,571
Effect of exchange rate changes on cash and cash equivalents	(216)	(107)	138

Increase (decrease) in cash and cash equivalents	1,967	(2,312)	1,067
Cash and cash equivalents, beginning of year	1,236	3,203	891

Cash and cash equivalents, end of year	$3,203	$891	$1,958

See accompanying notes to combined financial statements.

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS
(IN UNITED STATES THOUSANDS OF DOLLARS)

1.	FORMATION OF PHOTOWATT TECHNOLOGIES INC.:
      Photowatt Technologies Inc. is a wholly-owned subsidiary of ATS Automation Tooling Systems Inc. References to “ATS” or the “Parent” refer to ATS Automation Tooling Systems Inc. and, where applicable, its subsidiaries. Upon the completion of the initial public offering of Photowatt Technologies Inc., ATS will transfer into Photowatt Technologies Inc. its interests in the assets and liabilities that are used in the solar business conducted by ATS and its subsidiaries, subject to certain excluded assets including the premises and building related to the Spheral Solar manufacturing facility and ATS solar automation know-how. The solar business is comprised of Spheral Solar, a division of ATS, Photowatt International S.A.S., Spheral Solar Power Inc. and the net operating assets of Matrix Solar Technologies, Inc. (“Photowatt USA”), all of which are divisions or subsidiaries of ATS (collectively with Photowatt Technologies Inc. known as the “Company”). For the convenience of the reader, the combined financial statements refer to Photowatt Technologies Inc. and use “the Company” even though the transfer has not been consummated at March 31, 2006. As the transfer is not consummated, the financial statements are referred to as combined financial statements. The Company’s principal business activity is the design, manufacture and sale of photovoltaic products.

2.	BASIS OF ACCOUNTING:
      These combined financial statements present the historical financial position, results of operations, changes in net investment and cash flows on a carve-out basis from ATS as if the Company had operated as a stand-alone entity subject to ATS’ control prior to this reorganization. Certain comparative balances have been reclassified on a carve-out basis.
      The combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which conform in all material respects with United States generally accepted accounting principles, except as presented in note 20.
      A portion of ATS’ corporate selling and administrative expenses have been allocated to the Company, based on management’s estimates of expenses attributable to the Company. Shared services provided include strategic, operational, human resources, accounting, information systems, facility, legal, taxation and treasury services. Property, plant and equipment and other services purchased from ATS are recorded at the exchange amount.
      The Company’s surplus funds are transferred to ATS and the Company’s financing requirements are provided by ATS as reflected through ATS’ net investment account. Related party interest expense recorded in the Combined Statements of Earnings (Loss) represents charges from ATS as historically reflected in the accounts of subsidiaries.
      Income taxes have been recorded at statutory rates based on income taxes as reported in the Combined Statements of Earnings (Loss) as though the Company was a separate tax paying group of entities. Income taxes payable or recoverable in respect of the components which were not historically separate tax paying legal entities have been included in ATS’ net investment. Future income taxes have been presented in the Combined Balance Sheets for each temporary difference between the financial reporting and tax basis of the assets and liabilities. In addition, future income tax assets have been recognized to the extent that they would have been realized as though the Company was a separate tax paying group of entities. Future income tax assets are recognized only to the extent that management determines that it is more likely than not that future income tax assets will be realized in the foreseeable future.
      As a result of the basis of presentation described above, the combined financial statements may not necessarily be indicative of the results that would have been obtained if the Company had operated as a stand-alone group of entities or indicative of the results for any future periods.

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

3.	SIGNIFICANT ACCOUNTING POLICIES:
      (a) Principles of consolidation: The combined financial statements include the accounts of the Company, as described in note 1. All significant intercompany transactions and balances between these entities have been eliminated.
      (b) Foreign currency translation: The functional currencies of Photowatt International S.A.S., Spheral Solar Power Inc. and Photowatt USA are the Euro, Canadian dollar and United States dollar respectively. The functional currency of Spheral Solar is the Canadian dollar. For the purposes of the combined financial statements, the functional currency is the Canadian dollar and the reporting currency is the United States dollar. As the subsidiaries are self-sustaining, the accounts of the Company’s foreign subsidiaries are translated into United States dollars using the current rate method under which assets and liabilities are translated at the exchange rate prevailing at the year-end and revenues and expenses at average rates during the year. Gains or losses on translation are not included in the Combined Statements of Earnings (Loss) but are deferred and included in cumulative translation adjustment, a separate component of group equity.
      Other monetary assets and liabilities, including long-term monetary assets and liabilities, which are denominated in foreign currencies, are translated into the respective functional currency of each entity at year-end exchange rates, and transactions included in earnings are translated at rates prevailing during the year. Exchange gains and losses resulting from the translation of monetary assets and liabilities are included in the Combined Statements of Earnings (Loss).
      (c) Derivative financial instruments: The Company employs derivative financial instruments, primarily forward foreign exchange rate contracts, to manage exposure to fluctuations in foreign currency exchange rates. The Company does not hold derivative financial instruments for trading purposes. The Company has in place policies and procedures with respect to the required approvals for the use of derivative financial instruments and specifically ties their use to the mitigation of foreign currency risk. When applicable, the Company identifies relationships between its risk management objective and the strategy for undertaking the hedge transaction.
      Although management considers its derivative portfolio to be an effective risk management tool, the Company does not apply hedge accounting. Such derivative instruments are marked-to-market and are recorded in the Combined Balance Sheets as either an asset or liability, with changes in fair value recognized in the Combined Statements of Earnings (Loss) in selling and administrative expenses.
      Cash flows arising in respect of hedging transactions are recognized in cash flows from operating activities.
      (d) Cash and cash equivalents: Cash and cash equivalents consist of cash and highly liquid money market instruments with maturities of three months or less at the time of acquisition.
      (e) Inventories: Raw materials are valued at the lower of cost and replacement cost. Work-in-process and finished goods inventory are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and applicable share of manufacturing overhead. Cost is determined on a first-in, first-out basis.

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      (f) Property, plant and equipment: Property, plant and equipment are recorded at cost. Amortization is computed using the following methods and annual rates:

Asset	Basis	Rate

Buildings	Straight-line	15 years
Production equipment	Straight-line	5 to 10 years
Other equipment and furniture	Declining-balance	20%
	Straight-line	5 to 7 years
      (g) Goodwill: Goodwill represents the excess of the cost of an acquired enterprise over the net of the fair values assigned to assets acquired and liabilities assumed, less any subsequent impairment write-down. Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Goodwill presented in the combined financial statements relates to the Company’s purchase of Photowatt International S.A.S.
      (h) Intangible assets: Intangible assets, which are patents and licences on technologies, are recorded at cost and amortized over their estimated economic life of 10 to 17 years.
      (i) Impairment of long-lived assets: The Company reviews long-lived assets such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the total of the expected undiscounted cash flows is less than the carrying value of the asset, a loss, if any, is recognized for the excess of the carrying value over the fair value of the asset. During the year ended March 31, 2006, the Company determined that the carrying value of certain property, plant and equipment and intangible assets was in excess of their associated estimated undiscounted future cash flows and the assets were written-down to their fair value as further described in note 15.
      (j) Income taxes: The Company uses the liability method of accounting for income taxes. Under the liability method of accounting for income taxes, future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.
      The Company continues to assess, on an ongoing basis, the degree of certainty regarding the realization of future income tax assets and whether a valuation allowance is required.
      (k) Revenue recognition: Revenue is recognized when earned, which is generally at the time of shipment and when title is transferred to the customer, provided that collection is reasonably assured, the sales price is fixed and determinable, and the rights and risks of ownership have passed to the customer.
      The Company maintains an allowance for doubtful accounts primarily based on an assessment of historical bad debts, factors surrounding the credit risk of specific customers and current economic trends. If there is a deterioration of a major customer’s creditworthiness or actual defaults are higher than our historical experience, the Company may be required to increase the allowance for doubtful accounts.
      The Company provides for the estimated costs of product warranties at the time revenue is recognized. Estimates of product warranty costs are based upon historical experience and expectations of future return rates and unit warranty repair costs. To the extent actual product failure rates and associated costs differ from our estimates, revisions to the estimated warranty liability would be required.

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      (l) Research and development costs: Research costs are expensed as incurred. Development costs which meet generally accepted criteria for deferral are deferred and amortized over the period over which the Company expects to benefit from the resulting product or process. Subject to meeting the generally accepted criteria for deferral, the Company capitalizes both direct and indirect costs with respect to ventures which are in the development stage.
      Deferred development costs are reviewed annually for recoverability or whenever events or circumstances indicate that the carrying value may not be recoverable. When the criteria that previously justified the deferral of costs are no longer met, the unamortized balance is written-off as a charge to earnings in that period. When the criteria for deferral continue to be met, but the amount of deferred development costs that can reasonably be regarded as assured through recovery of related future revenues less relevant costs is exceeded by the unamortized balance of such costs, the excess is written-off as a charge to earnings in that period. During the year ended March 31, 2006, the Company determined that the carrying value of certain deferred development costs was in excess of their associated estimated undiscounted future cash flows and the assets were written-down as further described in note 15.
      (m) Investment tax credits and government assistance: Investment tax credits and government assistance are accounted for as a reduction in the cost of the related asset or expense when there is reasonable assurance that such credits or assistance will be realized.
      (n) Stock-based compensation plans: For all employee stock option awards granted on or after April 1, 2003, the Company recognizes compensation using the fair value based method of accounting for stock-based compensation.
      The Company has accounted for all employee stock options granted before April 1, 2003 as capital transactions with the provision of pro forma disclosure for those awards granted between April 1, 2002 and March 31, 2003. Pro forma disclosures present net earnings as if the compensation cost for the Company’s stock option plan had been determined and recorded based on the fair value of options awarded for the year ended March 31, 2003. No pro forma disclosure is provided for stock options awarded prior to April 1, 2002.
      The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions were used, stock-based compensation expense could be significantly impacted. As stock options are exercised, the proceeds received on exercise, in addition to the previously recognized expense related to those stock options, are credited to net investment.
      For those options which can be settled in cash at the holder’s option, a liability is recognized for the cash settlement value. This liability is adjusted each reporting period with the corresponding charge to the Combined Statements of Earnings (Loss).
      (o) Asset retirement obligations: Liabilities related to legal obligations associated with the retirement of tangible long-lived assets are initially measured at fair value and subsequently adjusted for the passage of time and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time.
      (p) Use of estimates: The preparation of these combined financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates and assumptions are used when accounting for items such as impairment of long-lived assets, recoverability of deferred development costs, income taxes, valuation of future income tax assets, determination of estimated useful lives of intangible

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
assets and property, plant and equipment, inventory provisions, warranty reserves, revenue recognition, contingent liabilities, and allowances for doubtful accounts.

4.	FINANCIAL INSTRUMENTS:
      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company provides credit terms to its customers and generally requires no collateral.
      At March 31, 2006, two customers accounted for approximately 30.7% of the combined balance of accounts receivable (2005 — 41.1%). The allowance for doubtful accounts balance at March 31, 2006 was $183 (March 31, 2005 — $146). The provision for bad debt expense for the year ended March 31, 2006 was $29 (2005  — $63, 2004 — $8).
      The carrying amounts reported in the Combined Balance Sheets for cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values, due to the short-term nature of those instruments.
      Total net foreign exchange gains (losses) recognized in the year ended March 31, 2006 were $91 (2005 — $613, 2004 — ($140)) and are included in selling and administrative expenses on the Combined Statements of Earnings (Loss).

5.	INVENTORIES:

At March 31	2005	2006

Inventories are summarized as follows:
Raw materials	$14,699	$19,275
Work-in-process	6,204	8,038
Finished goods available for sale	4,378	6,128

	$25,281	$33,441

      Raw materials inventory includes supply inventories of $3,201 (2005 — $1,654) which are consumed in the production process. The provision for excess and obsolete inventory was $606 at March 31, 2006 (2005 — $509).

6.	PROPERTY, PLANT AND EQUIPMENT:

		Accumulated	Net Book
At March 31, 2006	Cost	Amortization	Value

Land and land improvements	$355	$—	$355
Buildings	1,008	(989)	19
Production equipment	66,047	(24,434)	41,613
Other equipment and furniture	1,300	(482)	818

	$68,710	$(25,905)	$42,805

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

		Accumulated	Net Book
At March 31, 2005	Cost	Amortization	Value

Land and land improvements	$378	$—	$378
Buildings	1,054	(974)	80
Production equipment	101,332	(25,432)	75,900
Other equipment and furniture	2,643	(374)	2,269

	$105,407	$(26,780)	$78,627

      During the year ended March 31, 2006, the Company recorded an impairment charge on property, plant and equipment of $51,881 (note 15).
      At March 31, 2005, $47,060 of property, plant and equipment was not amortized as it was not in service. During the year ended March 31, 2006, the Company recorded amortization of property, plant and equipment of $9,472 (2005 — $5,293, 2004 — $4,415).

7.	INTANGIBLE ASSETS:
      During the year ended March 31, 2006, the Company recorded a full impairment charge on intangible assets of $1,432 (note 15).
      The intangible assets were not amortized prior to October 1, 2005, when the Company was in the development stage of its Spheral Solar initiative. Subsequent to September 30, 2005, amortization began on the intangible assets on a straight-line basis over their estimated remaining useful lives. Amortization recorded on these assets was $76 in fiscal 2006.

8.	DEFERRED DEVELOPMENT COSTS:

At March 31	2005	2006

Deferred development costs — Spheral Solar Power	$31,001	$—
Deferred development costs — other programs	21	123

	$31,022	$123

      During the year ended March 31, 2006, the Company deferred $10,671 of net development costs (2005 — $17,657, 2004 — $6,242). Amortization of deferred development costs was $132 (2005 — $127, 2004 — $51).
      During the year ended March 31, 2006, the Company recorded an impairment charge on deferred development costs of $40,977 (note 15).

9.	OTHER ASSETS:
      Other assets are comprised of a $2,531 Technology Partnerships Canada holdback receivable in regards to funding contributions toward the Company’s development of a new photovoltaic energy technology.

10.	STOCK-BASED COMPENSATION PLANS:
      Since 1997, Matrix Solar Technologies, Inc., a company whose operating assets are included in these combined financial statements, has granted stock options to certain of its employees and employees of its affiliates. The holders of 195 of these options have the right to require Matrix Solar Technologies, Inc. to settle the value of the vested portion of the shares under option in cash based on a formula linked to the net book value of Matrix Solar Technologies, Inc. A liability has been recognized for the vested portion of the

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
cash settlement value. The amount of the recognized liability at March 31, 2006 was $153 (2005 — $153, 2004 — $126). The changes in this liability have been charged to compensation expense. In October 2006, these options were terminated in exchange for a cash payment of $410.
      During 2006, ATS issued 50,000 stock options on its common shares to an employee of the Company. The Company recognized compensation expense based on the fair value over the vesting period of these options. Compensation expense of $35 was recorded in 2006 (2005 — nil, 2004 — nil). These options were surrendered for cancellation in October 2006.
      The fair value of options granted during the year was calculated using the Black-Scholes option pricing model with the following assumptions related to underlying ATS shares:

2006

Weighted average Black-Scholes value of options	$4.10
Assumptions:
Risk free interest rate	3.2%
Expected life in years	5.0
Expected dividend yield	0.0%
Volatility	31.0%

11.	CUMULATIVE TRANSLATION ADJUSTMENT:
      The cumulative translation adjustment balance reflects unrealized translation adjustments arising on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. These translation adjustments are realized in earnings when there is a reduction in the Company’s investment in the respective foreign operation. The decrease in the cumulative translation adjustment during the current year resulted primarily from the weakening of the Euro against the United States dollar.

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

12.	INCOME TAXES
      (i) Reconciliation of income taxes: Income tax expense differs from the amounts which would be obtained by applying the combined Canadian basic federal and provincial income tax rate to earnings (loss) before income taxes. These differences result from the following items:

Years Ended March 31	2004	2005	2006

Earnings (loss) before provision for income taxes
Canadian	$(415)	$(401)	$(111,522)
Foreign	2,650	10,945	18,752

Earnings (loss) before provision for income taxes	$2,235	$10,544	$(92,770)
Combined Canadian basic federal and provincial income tax rate	36.50%	36.12%	36.12%

Income taxes based on combined Canadian basic federal and provincial income tax rate	$816	$3,808	$(33,509)
Increase (decrease) in income taxes resulting from:
Increase in valuation allowance	86	122	38,652
Manufacturing and processing allowance	14	11	896
Income of foreign subsidiaries taxed at different rates	(126)	(324)	(477)
Other items	340	144	48

	$1,130	$3,761	$5,610

Provision for income taxes:
Current
Canadian	$138	$128	$6
Foreign	17	47	4,120
Future
Canadian	—	—	—
Foreign	975	3,586	1,484

	$1,130	$3,761	$5,610

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      (ii) Components of future income tax assets and liabilities: Future income taxes are provided for temporary differences. Future income tax assets and liabilities are comprised of the following:

Years Ended March 31	2005	2006

Future income tax assets:
Loss carryforwards	$12,255	$23,017
Property, plant and equipment	—	11,498
Expenditures not yet deducted for tax	3,371	5,065
Other	150	—

	15,776	39,580
Less valuation allowance	928	39,580

Future income tax assets, net	$14,848	$—

Future income tax liabilities:
Property, plant and equipment	$4,611	$—
Deferred development costs	9,257	—
Other	28	584

Future income tax liabilities	$13,896	$584

Net future income tax asset (liability)	$952	$(584)

      The Company determined that it was not more likely than not that it will realize on its future income tax assets relating to Spheral Solar, Photowatt USA and Spheral Solar Power Inc. Accordingly, a valuation allowance of $39,580 as at March 31, 2006 (2005 — $928) was established.
      (iii) Loss carryforwards: As at March 31, 2006, the Company has the following net operating loss carryforwards which are not recognized for accounting purposes and are scheduled to expire in the following years:

	Non-Canadian	Canadian

2010	$—	$22
2011	—	6,104
2015	—	26,069
2017	201	—
2019	93	—
2021	1,418	—
2022	53	—
2023	430	—
2024	154	—
2025	228	—
2026	265	29,250

	$2,842	$61,445

      (iv) Investment Tax Credits: At March 31, 2006, the Company had Canadian and provincial investment tax credits of $4,898 (2005 — $3,260), which expire in 2010 through 2026. The Company has determined that it does not have reasonable assurance of realization in respect to these investment tax credits. Accordingly no asset has been recognized.

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      (v) Completion of Arrangement: Following the completion of the proposed transaction described in notes 1 and 19, none of the benefit of Canadian and United States tax loss carryforwards, Canadian tax credits or related valuation allowance will remain with the Company or any of its successors.
      (vi) Other: Cash paid for income taxes was $183 for the year ended March 31, 2006 (2005 — $154, 2004 — $90) and cash paid relating to interest charges was $683 for the year ended March 31, 2006 (2005 — $125, 2004 — $67).

13.	COMMITMENTS:
      The minimum operating lease payments related primarily to facilities and equipment in each of the next five years are as follows:

Year	Amount

2007	$771
2008	749
2009	599
2010	450
2011	526
      During the year ended March 31, 2006, the Company incurred rental expense of $620 (2005 — $523, 2004 — $401). As at March 31, 2006, the Company had issued purchase commitments of $9,163 for production equipment and services.
      In May 2006, the Company announced the capacity expansion plan for Photowatt International for the facility near Lyon, France, at an expected cost of €26,500.

14.	GOVERNMENT ASSISTANCE:
      During the year ended March 31, 2003, the Company entered into an agreement with Technology Partnerships Canada which provides funding of up to $25,257 (C$29,500) as a contribution towards the Company’s development of a new photovoltaic energy technology, Spheral Solar technology. As at March 31, 2006, total Technology Partnerships Canada funding of $25,257 (2005 — $24,142) has been applied to reduce the deferred development expenses and capital expenditures incurred related to Spheral Solar technology, of which $2,997 remains receivable (2005 — $4,814) including the current portion of $466 which is included in accounts receivable. Cumulative funding of $8,803 and $16,454 has been applied to deferred development expenditures and property, plant and equipment, respectively.
      As consideration for the Technology Partnerships Canada funding, the Company is required to pay royalties of 1.8% on our future revenues resulting from the sale, licensing or other transfer of Spheral Solar products and related services. These royalties commence in the first year that such future annual revenues exceed $17,100 (C$20,000) and continue for a total of 10 years. If the cumulative royalties exceed $72,340 (C$84,493) during this 10-year period, the royalty rate declines to 0.35% for the remaining term. If at the end of 10 years the cumulative royalties have not reached $72,340 (C$84,493), the royalty payment term is extended for the lesser of a further five years or once cumulative royalties of $72,340 (C$84,493) have been reached. The Company has not recorded any liability amounts with respect to the Technology Partnerships Canada funding since the conditions for royalty payments have not yet been met.

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      During the year ended March 31, 2006 the Company applied $1,311 of other sources of government funding against deferred development expenses and research and development expenses (2005 — $830, 2004 — $515) with respect to Photowatt International S.A.S. of which $873 remains receivable at March 31, 2006 (2005 — $791).

15.	ASSET IMPAIRMENT CHARGE:
      The Company regularly reviews the net recoverable amount of its deferred development costs and long-lived assets. As a result of this review, in the year ended March 31, 2006, deferred development costs in the Spheral Solar segment were written-down by $40,977, property, plant and equipment was written-down by $51,881, and intangible assets were written-down by $1,432, for a total impairment expense of $94,290. The impairment resulted due to uncertainty and delays in realizing cash flows from the investment in the Spheral Solar technology. Fair value was determined based on estimated discounted cash flows.

16.	NET INVESTMENT:
      The net investment account comprises:

	Photowatt	Spheral
	International	Solar	Photowatt	Spheral
	S.A.S.	Power Inc.	USA	Solar	Other	Total

Share capital	19,066	—	—	—	—	19,066
ATS net investment	35,454	31	5,052	13,950	—	54,487
Retained earnings	(7,201)	—	(1,155)	—	—	(8,356)

Net investment, April 1, 2003	47,319	31	3,897	13,950	—	65,197
Net earnings (loss) for the year ended March 31, 2004	2,245	(56)	(669)	—	(415)	1,105
Additional investment by ATS	2,746	(31)	(150)	39,070	415	42,050

Net investment, March 31, 2004	52,310	(56)	3,078	53,020	—	108,352
Net earnings (loss) for the year ended March 31, 2005	7,415	(24)	(294)	275	(589)	6,783
Additional investment by ATS	(2,915)	(90)	1,928	23,614	589	23,126

Net investment, March 31, 2005	56,810	(170)	4,712	76,909	—	138,261
Net earnings (loss) for the year ended March 31, 2006	10,859	(5,289)	(148)	(103,085)	(717)	(98,380)
Additional investment by ATS	(6,609)	90	3,702	37,529	717	35,429

Net investment, March 31, 2006	61,060	(5,369)	8,266	11,353	—	75,310

      Other includes a portion of ATS’ shared selling and administrative expenses that have been allocated to the Company (note 2 and 17).

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

17.	RELATED PARTY TRANSACTIONS:

	2004	2005	2006
Transactions
Purchase of property, plant and equipment — ATS	$19,128	$18,691	$5,725
Purchase of raw materials and other services — ATS	240	330	343
Development services — ATS	1,482	213	292
Shared corporate costs — ATS	415	589	717
Interest expense — ATS	—	—	1,686
Sale of product — other related party	—	61	150
      As noted in note 2, ATS provides strategic, operational and administrative services to the Company. Furthermore, the Company purchases property, plant and equipment, development services, raw materials and other services from affiliated companies. “Sale of product” pertains to sales to EPISOL s.a.r.l., a company controlled by a consultant who serves as our managing director, Europe (acting) of Photowatt International S.A.S. These transactions have been reflected at their exchange amount.
      As at March 31, 2006, included in accounts payable and accrued liabilities are amounts due to ATS in the amount of $192 (2005 — $1,313). These amounts are payable on demand and do not bear interest, other than as noted below.
      The amount payable to ATS included in the Company’s Combined Balance Sheets under net investment represents a net balance as the result of various transactions between the Company and its Parent. There are no terms of settlement or interest charges associated with the account balance other than described below. The Company’s surplus funds are transferred to ATS, and the Company’s financing requirements are funded by ATS. At March 31, 2006, two intercompany amounts were outstanding in the amounts of Euro 25,043 ($30,381 USD), and C$45,975 ($39,362 USD) on which interest of Euro LIBOR rate plus 1.25% and Canadian dollar prime rate is charged, respectively. Both amounts have been included in ATS’ net investment in the Company. Other transactions include intercompany purchases and sales and miscellaneous other administrative expenses incurred by the Parent on behalf of the Company.
      An analysis of transactions in the intercompany account for each of the three years in the period ended March 31, 2006 follows:

	2004	2005	2006

Balance at beginning of year	$384	$2,230	$1,313
Net intercompany purchases	20,850	19,234	6,360
Other administrative expenses	415	589	2,403

Net cash payments to ATS	(19,419)	(20,740)	(9,884)
Balance at end of year	$2,230	$1,313	$192

Average balance during the year	$1,307	$1,772	$753

18.	SEGMENTED DISCLOSURE:
      The Company evaluates performance based on two reportable segments. The Photowatt International segment consists of Photowatt International S.A.S. in France and the module assembly business of Photowatt USA, Photowatt International, our core business that is based on a wafer technology, designs, manufactures and sells solar modules and installation kits, and provides solar power design and other value-added services. The Spheral Solar segment is a development project that is based on a spheral technology using thousands of tiny silicon spheres instead of silicon wafers.

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	2006

	Photowatt	Spheral
	International	Solar	Combined

Total Company revenue	$120,921	$—	$120,921

Earnings (loss) from operations	$19,780	$(109,841)	$(90,061)

Corporate costs			$(1,043)

Total Company loss from operations			$(91,104)

Total Company assets	$91,929	$11,328	$103,257

Total Company goodwill	$1,705	$—	$1,705

Total Company acquisition of property, plant and equipment	$16,080	$10,351	$26,431

Total Company amortization from operations	$6,252	$3,428	$9,680

	2005

	Photowatt	Spheral
	International	Solar	Combined

Total Company revenue	$113,019	$—	$113,019

Earnings from operations	$10,948	$188	$11,136

Corporate costs			$(589)

Total Company earnings from operations			$10,547

Total Company assets	$77,691	$86,876	$164,567

Total Company goodwill	$1,705	$—	$1,705

Total Company acquisition of property, plant and equipment	$10,625	$16,124	$26,749

Total Company amortization from operations	$5,420	$—	$5,420

	2004

	Photowatt	Spheral
	International	Solar	Combined

Total Company revenue	$65,855	$—	$65,855

Earnings from operations	$2,586	$—	$2,586

Corporate costs			(415)

Total Company earnings from operations			$2,171

Total Company acquisition of property, plant and equipment	$5,565	$34,630	$40,195

Total Company amortization from operations	$4,466	$—	$4,466

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	2004	2005		2006

			Total Long-		Total Long-
	Revenue	Revenue	Lived Assets	Revenue	Lived Assets

Europe	$59,807	$105,406	$30,088	$97,507	$38,222
United States	4,415	5,360	2,409	16,504	2,121
Canada	750	150	49,284	23	4,167
Other	883	2,103	—	6,887	—

Total Company	$65,855	$113,019	$81,781	$120,921	$44,510

      Geographic segmentation of revenue is determined based on the customer’s installation site. Long-lived assets represent property, plant and equipment, goodwill and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.
      During the year ended March 31, 2006, the Photowatt International segment had revenue from three customers which amounted to 17.8%, 16.5% and 11.2% of Company revenue (2005 — two customers comprised 30.1% and 24.7%, 2004 — two customers comprised 23.6% and 17.6%).

19.	SUBSEQUENT EVENTS:
      In August 2006, the Board of Directors approved the issuance of a preliminary prospectus in connection with the Company’s initial public offering in the United States and Canada. Upon the closing of the initial public offering, certain of ATS’ solar business interests will be transferred to the Company.
      In September 2006, the Company approved the grant of options to two executive officers of the Company to purchase, in aggregate, 103,248 of the Company’s common shares at an exercise price of C$14.67 per share. The aggregate number of common shares underlying each of these options is subject to an automatic adjustment that will increase or decrease the number such that it is equal to 0.6883% of the common shares in the Company held by ATS immediately prior to the closing of the initial public offering. The option to purchase 54,546 common shares granted to one executive vests as to 20% on the completion of the initial public offering and 20% on each anniversary date of the completion of the initial public offering. The option to purchase 48,702 common shares granted to the second executive vests as to 20% on each anniversary date of the completion of the initial public offering. In addition to the above mentioned grants, the two executives are eligible to receive a cash payment upon any exercise of these options if the number of shares underlying these options exceeds 103,248 after the adjustment described above. In the event that a change of control occurs and the employment of the option holder is terminated or they resign, in either case within three months from the date of such change of control, the options granted to the two executive officers will accelerate and become fully vested.
      Furthermore, the Company has approved the grants to certain directors, officers, employees and other key personnel of the Company, including one of the executives referred to above, of options to purchase an aggregate of 351,459 common shares exercisable at the initial public offering price at the closing of the initial public offering. Included in the 351,459 above are options to purchase 99,538 common shares that vest on the achievement of specific defined performance objectives related to the development of Spheral Solar, all of which have now been forfeited. The remaining 251,921 options to purchase common shares vest as to 20% on each anniversary date of the completion of the initial public offering. Of these 251,921 options, 4,577 have been forfeited. As these options vest only upon the completion of the initial public offering, no stock compensation expense will be recognized until completion of the initial public offering. At the time of the initial public offering, the Company will measure the fair value of these stock options as the exercise price will be known.

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
      In September 2006, the Company entered into an agreement with three other partners for a project whose primary objective is to develop a commercial process for the production of solar grade silicon derived from metallurgical silicon with a capacity of 200 tonnes per year. Pursuant to the agreement, the Company’s role in the project is to contribute certain expertise and non-financial resources in order to improve and enhance the silicon material developed during the project’s development phase. Under the contract, the Company is to be supplied, at predetermined prices, with at least 80% of the volume of any solar grade silicon or ingots produced by the project through to April 20, 2008. The Company expects initial shipments from the project to commence in April 2007, however given that the plant is currently under construction and production has not yet begun, the ultimate timing of the delivery will be dependent on the start date of production.
      In October 2006, the Company entered into a 10-year irrevocable commitment to purchase approximately 4,000,000 polysilicon wafers per annum commencing in calendar 2009. Advance payments are required which will be applied against the price of polysilicon wafers that will be received during the life of the commitment and can only be refunded in the event of the supplier’s failure to deliver polysilicon wafers in accordance with the agreement. Commencing in 2009, the price of the silicon wafers will be adjusted at the beginning of each calendar year based on the agreed upon formula.
      Subsequent to March 31, 2006, the Company drew upon its available credit facilities of Euro 1,000 and Euro 8,000. These credit facilities bear interest at the French four month prime rate plus 1.05% and the Euro LIBOR rate plus 0.50%, respectively. Effective April 1, 2007, the Euro 8,000 facility will decrease to Euro 800.
      In February 2007, an additional credit facility was made available to the Company from one of its existing lenders. The additional credit facility increases the current facility of Euro 1,000 to Euro 15,000. The facility is unsecured, repayable on demand, and bears interest at the EURIBOR one-month rate plus 0.50%. The term for this financing extends to the earlier of three months or the date of issue for the IPO. After the expiration of this term, the facility converts to a Euro 8,000 credit facility, with similar interest rate, for a one-year period.
      In January 2007, the Company renewed a long term supply agreement to purchase polysilicon for a 60-month period commencing January 1, 2007. The supplier agrees to supply a minimum of 60,000kg of silicon per annum, and will make reasonable efforts to extend the supply to 120,000kg per annum. Pricing is calculated on a fixed based price with adjustments dependent on volumes sold.

20.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      The Combined Financial Statements of the Company have been prepared in accordance with the accounting principles generally accepted in Canada (“Canadian GAAP”). The Company’s accounting policies reflected in these Combined Financial Statements do not materially differ from United States generally accepted accounting principles (“U.S. GAAP”) except for:

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Combined Group Equity

	2004	2005	2006

Total accumulated comprehensive income under Canadian GAAP	$—	$—	$—
Adjustments:
Foreign currency translation related to U.S. GAAP adjustments(a),(b),(d)	(1,060)	(2,967)	(2,792)
Foreign currency translation adjustment(d)	2,841	3,640	458

Total accumulated comprehensive income (loss) under U.S. GAAP	$1,781	$673	$(2,334)

Total net investment under Canadian GAAP	$108,352	$138,261	$75,310
Adjustments:
Deferred development(a)	(10,671)	(28,062)	2,647
Amortization of intangible assets(b)	(559)	(691)	—

Total net investment under U.S. GAAP	$97,122	$109,508	$77,957

Total group equity	$98,903	$110,181	$75,623

Combined Statements of Earnings (Loss)

	2004	2005	2006

Net earnings (loss) under Canadian GAAP	$1,105	$6,783	$(98,380)
Adjustments:
Deferred development(a)	(6,180)	(17,441)	30,697
Amortization of intangible assets(b)	(78)	(82)	—
Intangible asset impairment charge(b)	—	—	704
Stock-based compensation(c)	—	—	35

Net loss under U.S. GAAP	(5,153)	(10,740)	(66,944)
Other comprehensive income (loss):
Foreign currency translation adjustment(d)	1,532	(1,108)	(3,007)

Comprehensive income under U.S. GAAP	$(3,621)	$(11,848)	$(69,951)

      (a) Research and development costs: Under Canadian GAAP, the Company has deferred development costs which have met generally accepted criteria for deferral. Under U.S. GAAP, Statement of Financial Standards No. 2, “Accounting for Research and Development Costs,” the Company is required to charge all development costs to expense as incurred.
      (b) Amortization of intangible assets and intangible asset impairment charge: Under Canadian GAAP, the Company has deferred amortization of the cost of acquired patents until the technology related to such patents is put into use. Under U.S. GAAP, the Company is required to amortize such costs from the date of acquisition, which reduced the carrying value of the asset subject to the asset impairment charge at March 31, 2006.
      (c) Stock-based compensation: The Company prospectively adopted the Canadian GAAP requirements related to stock-based compensation for all options granted to employees on or after April 1, 2003.
      Under U.S. GAAP, Accounting Principle Board Opinion No. 25, “Accounting for Stock Issued to Employees,” for any stock option with an exercise price that is less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant is recorded as

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
compensation expense (“intrinsic value based method”). The Company grants stock options at the fair market value of the shares, consequently no compensation expense is recognized under U.S. GAAP.
      Statement of Financial Standards No. 123, “Accounting for Stock-Based Compensation,” requires pro forma disclosures of net income as if the fair value based method as opposed to the intrinsic value based method of accounting for stock options had been applied. The disclosures in the following table show the Company’s net income on a pro forma basis using the fair value method as determined by using the Black-Scholes option pricing model:

Years Ended March 31	2004	2005	2006

Net loss under U.S. GAAP	$(5,153)	$(10,740)	$(66,944)
Estimated stock-based compensation costs	—	—	(35)

Pro forma net loss under U.S. GAAP	$(5,153)	$(10,740)	$(66,979)

      The fair value of options granted during year was calculated using the Black-Scholes option pricing model with the following assumptions:

2006

Weighted average Black-Scholes value of options	$4.10
Assumptions:
Risk free interest rate	3.2%
Expected life in years	5.0
Expected dividend yield	0.0%
Volatility	31.0%
      (d) Comprehensive income: Under U.S. GAAP, Statement of Financial Standards No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable item of comprehensive income is the translation adjustments on the conversion of self-sustaining entities included in these combined financial statements that have a functional currency other than the reporting currency of the United States dollar.
      (e) Investment tax credits: Under Canadian GAAP, investment tax credits are accounted for as a reduction in the cost of the related asset or expense. Under U.S. GAAP, Accounting Principle Board Opinion No. 2, “Accounting for the Investment Tax Credit,” permits the company to recognize the full tax credit against the tax provision in the year the credit arises. As the Company does not believe there is reasonable assurance that the credits will be realized, no benefits have been recognized.
      (f) Recently issued pronouncements:

Canadian GAAP Standards:
      In January 2005, the CICA approved Handbook Sections 1530, “Comprehensive Income,” 3855, “Financial Instruments — Recognition and Measurement” and 3865, “Hedges.” The new standards are intended to harmonize Canadian GAAP with U.S. GAAP. The new standards will be effective for the first quarter of fiscal 2008.

Photowatt Technologies Inc.
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

United States GAAP Standards:
      In December 2004, the FASB issued amended Statement of Financial Standards No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123R”). SFAS 123R requires our companies to use the fair value based method of accounting for stock-based compensation and is in effect for all interim reporting periods beginning in fiscal 2007. Stock compensation expense would be recognized on a prospective basis in the financial statements over the estimated service life. The Company is currently evaluating the impact of adoption on the combined financial statements.
      In June, 2006 the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109. The interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company is currently evaluating the impact of adoption on the combined financial statements.
      In November 2004, the FASB issued Statement of Financial Standards No. 151, “Inventory Costs, and amendment of ARB No. 43, Chapter 4,” (“SFAS 151”). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight and handling costs, and wasted materials should be recognized as current period charges. The standard is effective for fiscal years beginning after June 15, 2005.
      In September, 2006, the FASB issued Statement of Financial Standard No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. The Statement is effective for fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of adoption on the combined financial statements.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers
      We have included in our by-laws provisions to generally eliminate the personal liability of our directors and officers to the full extent permitted by the Canada Business Corporations Act. In addition, our by-laws provide that we are required to advance moneys to pay costs, charges and expenses to our directors and officers as incurred in connection with proceedings against them for which they may be indemnified in advance of a final determination of their entitlement to indemnification. These provisions, however, do not eliminate or limit liability of a director or officer, and will require that a director or officer repay any advanced costs, charges or expenses, if the director or officer (i) did not act honestly and in good faith with a view to our best interest, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, did not have reasonable grounds for believing that his or her conduct was lawful.
      Currently, there is no pending litigation or proceeding where a current or past director, officer or employee is seeking indemnification, nor are we aware of any threatened litigation that may result in claims for indemnification. We have purchased a liability insurance policy covering our directors and officers and the directors and officers of our subsidiaries against liability incurred by, arising from, or against them for certain of their acts, errors or omissions.
      The form of underwriting agreement to be filed herewith as Exhibit 1.1 is expected to contain provisions by which the underwriters agree to indemnify us, each person who controls us within the meaning of the U.S. Securities Act of 1933, as amended, and each of our officers and directors, with respect to information furnished by the underwriters for use in this Registration Statement.
      Reference is made to Item 9 for the undertakings of the Registrant with respect to indemnification for liabilities arising under the U.S. Securities Act of 1933.

Item 7.	Recent Sales of Unregistered Securities
      The Registrant was incorporated on July 10, 2006 under the Canada Business Corporations Act. Between its formation and the present, the Registrant has issued 341 common shares for C$1,001 to ATS Automation Tooling Systems Inc., pursuant to the exemption from registration provided by Regulation S under the Securities Act of 1933.

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits

1	.1*	Form of Underwriting Agreement

3	.1**	Form of Articles of Incorporation of the Registrant to be adopted prior to the completion of this offering

3	.2**	Form of by-laws of the Registrant to be adopted prior to the completion of this offering

3.3		Certificate of Amendment and Articles of Amendment

4	.1**	Specimen certificate for common shares of the Registrant

4	.2**	Form of Shareholder Agreement

5.1		Opinion of Blake, Cassels & Graydon LLP as to the validity of the securities being offered

10.1		Form of Master Separation Agreement

10	.2**	Form of Master Supply Agreement

10	.3**	Form of Transitional Services Agreement

10	.4**	Form of Registration Rights Agreement

10	.5**	Employment Agreement of Silvano Ghirardi

10	.6**	Employment Agreement of David L. Adams

10	.7**	Employment Agreement of Gary J. Seiter

10	.8**	Employment Agreement of Jean-Louis Dubien

10.9		Stock Option Plan

10	.10**	Directors’ Deferred Stock Unit Plan

10	.11**	Executive Performance Share Unit Plan

10	.12**	Short-term Incentive Plan

10	.13**	Form of Share Transfer Agreement No. 1

10	.14**	Form of Share Transfer Agreement No. 2

10	.15**	Form of Share Transfer Agreement No. 3

10	.16**	Form of Share Transfer Agreement No. 4

10	.17**	Form of Asset Transfer Agreement

10.18		Form of Lease Agreement

10	.19**	Form of Indemnification Agreement

10	.20**	Amendment to Employment Agreement of Silvano Ghirardi

21.1		Subsidiaries of the Registrant

23.1		Consent of Blake, Cassels & Graydon LLP (included in Exhibit 5.1 hereto)

23.2		Consent of KPMG LLP

24	.1**	Powers of Attorney

*	To be filed by amendment to the registration statement.

**	Previously filed.

(b)	Financial Statement Schedules
None

Item 9.	Undertakings
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the U.S. Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the U.S. Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the U.S. Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) It will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of this registration statement, other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the U.S. Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the U.S. Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment no. 6 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Province of Ontario, on February 13, 2007.

PHOTOWATT TECHNOLOGIES INC.

By:	/s/ SILVANO GHIRARDI

	Name:	Silvano Ghirardi
	Title:	President and Chief Executive Officer and Director

      Pursuant to the requirements of the U.S. Securities Act of 1933, this amendment no. 6 to the registration statement has been signed by the following persons on February 13, 2007 in the capacities indicated.

	Name	Title

By:	* Silvano Ghirardi	President and Chief Executive Officer (principal executive officer) and Director

By:	* David L. Adams	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)

By:	* Robert M. Franklin	Director — Chairman

By:	/s/ GERALD R. BEARD Gerald R. Beard	Director

By:	* Ronald J. Jutras	Director

By:	* Kirk Mandy	Director

By:	* Stewart McCuaig	Director

By:	* C. Ian Ross	Director

By:	* John W. Sheridan	Director

By:	* Wayne S. Hill	Director

*By:	/s/ SILVANO GHIRARDI Silvano Ghirardi Attorney-in-Fact

AUTHORIZED REPRESENTATIVE
      Pursuant to the requirements of Section 6(a) of the U.S. Securities Act of 1933, the undersigned has caused this amendment no. 6 to the registration statement to be signed solely in the capacity as the duly authorized representative of Photowatt Technologies Inc. in the United States, in the City of Cambridge, Province of Ontario on February 13, 2007.

Photowatt Technologies USA Inc.

(Authorized U.S. Representative)

By:	/s/ GERALD R. BEARD

	Name:	Gerald R. Beard
	Title:	Chief Financial Officer